Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

File No. 82-3958

07020329

January 12, 2007

... and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Sub. : IPCL – Quarterly submission (October 01, 2006 to December 31, 2006)

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the documents filed with the Stock Exchanges (Bombay Stock Exchange Limited, National Stock Exchange of India Limited and Luxembourg Stock Exchange, on which shares of the Company are listed) and the Registrar of Companies, Gujarat at Ahmedabad, India (electronic filing with website of Ministry of Company Affairs) during the period from October 01, 2006 to December 31, 2006.

The said documents are enclosed as Annexure A (1) and A (2). You are requested to please take the same on record.

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For Indian petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl. : a/a

Annexure – A (1)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
1.	Listing Agreement (Clause 41)	Notice of Board meeting for approving unaudited financial results for the quarter and six months ended on September 30, 2006	Stock Exchanges	7 days prior to the Board Meeting	a. Notice of Board meeting submitted to BSE vide letter dated October 09, 2006 b. Notice of Board meeting submitted to NSE vide letter dated October 09, 2006	1 (a) 1 (b)
2.	Listing Agreement (Clause 35)	Submission of Shareholding pattern for the Quarter ended September 30, 2006	Stock Exchanges	Within 15 days from the end of Quarter	a. Shareholding pattern as on September 30, 2006 submitted to BSE vide letter dated October 12, 2006 b. Shareholding pattern as on September 30, 2006 submitted to NSE vide letter dated October 12, 2006	2 (a) 2 (b)
3.	BSE Circular	Submission of Shareholding pattern summary for free float indices	Bombay Stock Exchange Limited	Within 15 days from the end of Quarter	a. Shareholding pattern summary for free float indices as on September 30, 2006 submitted to BSE vide letter dated October 12, 2006	3
4.	Listing Agreement (Clause 49)	Quarterly Compliance Report on Corporate Governance for the Quarter ended September 30, 2006	Stock Exchanges	Within 30 days from the end of Quarter	a. Quarterly compliance report on Corporate Governance for the Quarter ended on September 30, 2006 submitted to BSE vide letter dated October 12, 2006 b. Quarterly compliance report on Corporate Governance for the Quarter ended on September 30, 2006 submitted to NSE vide letter dated October 12, 2006	4 (a) 4 (b)
5.	Listing Agreement (Clause 41)	Audited financial results for the year ended on March 31, 2006	Stock Exchanges	Immediately after approval of Board of Directors	a. Audited financial results for the year ended March 31, 2006 submitted to BSE vide letter dated October 17, 2006 b. Audited financial results for the year ended March 31, 2006 submitted to NSE vide letter dated October 17, 2006	5 (a) 5 (b)

Indian Petrochemicals Corporation Limited

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
6.	Listing Agreement (Clause 41)	Unaudited financial results for the quarter ended on September 30, 2006	Stock Exchanges	Immediately after approval of Board of Directors	a. Unaudited financial results for the quarter ended September 30, 2006 submitted to BSE vide letter dated October 17, 2006 b. Unaudited financial results for the quarter ended September 30, 2006 submitted to NSE vide letter dated October 17, 2006	6 (a) 6 (b)
7.	Secretarial Audit Report in accordance with SEBI Circular no D&CC/FITTC/ CIR – 16/2002	Secretarial Audit Report on capital integrity giving reconciliation of the securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchanges	Within 30 days from the end of Quarter	a. Secretarial Audit Report dated October 10, 2006 for the Quarter ended on September 30, 2006 submitted to BSE vide letter dated October 17, 2006 b. Secretarial Audit Report dated October 10, 2006 for the Quarter ended on September 30, 2006 submitted to NSE vide letter dated October 17, 2006	7 (a) 7 (b)
8.	Listing Agreement (Clause 41)	Limited Review Report on unaudited financial results for the quarter ended September 30, 2006	Stock Exchanges	Within 2 months from the end of Quarter	a. Limited Review Report dated October 17, 2006 for the Quarter ended on September 30, 2006 submitted to BSE vide letter dated November 23, 2006 b. Limited Review Report dated October 17, 2006 for the Quarter ended on September 30, 2006 submitted to NSE vide letter dated November 23, 2006	8 (a) 8 (b)
9.	Listing Agreement (Clause 31(d))	Proceedings of Annual General Meeting	Stock Exchanges	Immediately after recording the proceedings of the Annual General Meeting	a. Chairman's Statement submitted to submitted to BSE vide letter dated December 08, 2006 b. Chairman's Statement submitted to submitted to NSE vide letter dated December 08, 2006	9 (a) 9 (b)
10	Listing Agreement (Clause 31(a))	Copy of Annual Report of the Company	Stock Exchanges	Immediately after issued to the Shareholders	a. Letter to BSE dated November 06, 2006 submitting Six copies of Annual Report for the Financial year 2005-06	10 (a)

Indian Petrochemicals Corporation Limited

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
					b. Letter to NSE dated November 06, 2006 submitting Six copies of Annual Report for the Financial year 2005-06	10 (b)
					c. Copy of Annual Report of the company for the Financial Year 2005-06	10 (c)
11	Companies Act, 1956 Section 154 and Listing Agreement Clause 16	Notice of Closure of Share Transfer Books for Annual General Meeting	Stock Exchanges	15 days prior to the book closure	a. Notice of closure of Register of Members and Share Transfer Books for the Annual General Meeting submitted to BSE vide letter dated October 17, 2006	11 (a)
					b. Notice of closure of Register of Members and Share Transfer Books for the Annual General Meeting submitted to NSE vide letter dated October 17, 2006	11 (b)
12	Listing Agreement (Clause 47(c))	Quarterly compliance report	Stock Exchanges	Within 15 days from the end of Quarter	a. Certificate issued pursuant to Clause 47(c) of the listing agreement has been submitted to BSE vide letter dated October 12, 2006	12 (a)
					b. Certificate issued pursuant to Clause 47(c) of the listing agreement has been submitted to NSE vide letter dated October 12, 2006	12 (b)
13	Scheme of Amalgamation & Listing Agreement	Application for the listing of 5,24,77,176 equity shares of the company pursuant to the Scheme of Amalgamation as approved by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad	Stock Exchanges	---	a. Application dated October 03, 2006 submitted to BSE for listing of 5,24,77,176 equity shares of the Company along with the copy of the order of the High Court of Gujarat.	13 (a)
					b. Application dated October 03, 2006 submitted to NSE for listing of 5,24,77,176 equity shares of the Company along with the copy of the order of the High Court of Gujarat.	13 (b)
14	Scheme of Amalgamation & Listing	Pre and Post amalgamation share holding pattern	Stock Exchanges	---	a. Pre and Post amalgamation shareholding pattern submitted to BSE vide letter dated October 16, 2006	14 (a)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
	Agreement				b. Pre and Post amalgamation shareholding pattern submitted to BSE vide letter dated October 16, 2006	14 (b)
15	Scheme of Amalgamation & Listing Agreement	Application for trading permission for the additional listed 5,24,77,176 equity shares of the company issued pursuant to the Scheme of Amalgamation	Stock Exchanges	---	a. Letter of application dated October 25, 2006 submitted to BSE. b. Letter of application dated October 25, 2006 submitted to NSE.	15 (a) 15 (b)
16	Scheme of Amalgamation & Listing Agreement	Certificates issued by Registrar & Share transfer Agents of the Company (Karvy Computershare Pvt. Ltd.) confirming dispatch of share certificate allotted pursuant to the scheme of amalgamation.	Company	---	a. Certificate dated October 18, 2006 issued by Karvy Computershare Pvt. Ltd. b. Certificate dated October 26, 2006 issued by Karvy Computershare Pvt. Ltd.	16 (a) 16 (b)
17	Scheme of Amalgamation & Listing Agreement	Electronic Credit confirmation of shares allotted pursuant to the scheme of amalgamation.	Company	---	a. Letters dated October 19, 2006 issued by Central Depository Services (India) Ltd. b. Letters dated October 19, 2006 issued by National Securities Depository Ltd.	17 (a) 17 (b)

Indian Petrochemicals Corporation Limited

File No. 82-3958

January 12, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Sub. : IPCL – Quarterly submission (October 01, 2006 to December 31, 2006)

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the documents filed with the Stock Exchanges (Bombay Stock Exchange Limited, National Stock Exchange of India Limited and Luxembourg Stock Exchange, on which shares of the Company are listed) and the Registrar of Companies, Gujarat at Ahmedabad, India (electronic filing with website of Ministry of Company Affairs) during the period from October 01, 2006 to December 31, 2006.

The list of said documents is enclosed as Annexure A. You are requested to please take the same on record.

Thanking you,

Yours faithfully,
For Indian petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl. : a/a

Document No 1 (u)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

RECEIVED

October 9, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention:- Mr. S Subramanian
DCS-CRD

Sub: Board Meeting for approving the Audited Financial Results for the year ended March 31, 2006 and unaudited financial results for the Quarter and six months ended September 30, 2006

Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, October 17, 2006, to consider, *inter-alia*, the post amalgamation Audited Financial Results for the year ended March 31, 2006 and Unaudited financial results of the Company for the quarter and six months ended September 30, 2006.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary O/C

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE.......

1. Luxembourg Stock Exchange, Luxembourg

Document no 1(b)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

October 9, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention:- Mr. S Subramanian
DCS-CRD

NSEIL
10 OCT 2006
Contents not Verified

Sub: Board Meeting for approving the Audited Financial Results for the year ended March 31, 2006 and unaudited financial results for the Quarter and six months ended September 30, 2006

Sir,

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Tuesday, October 17, 2006, to consider, *inter-alia*, the post amalgamation Audited Financial Results for the year ended March 31, 2006 and Unaudited financial results of the Company for the quarter and six months ended September 30, 2006.

We shall inform you the decision of the Board of Directors after the conclusion of the meeting.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

1. Luxembourg Stock Exchange, Luxembourg

Document No 2 (a)

O/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

RECEIVED

October 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037
Kind Attention: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended September 30, 2006 as required under revised Clause 35 of the Listing Agreement

In compliance with revised Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended September 30, 2006 together with the following details:

I (a) Statement showing Shareholding Pattern as on September 30, 2006
(b) Statement showing the shareholding of persons belonging to the category " Promoter and Promoter Group"
(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1%
(d) Statement showing details of locked-in shares

II (a) Statement showing details of depository receipts
(b) Statement showing holding of Depository Receipts (DRs) where underlying shares are in excess of 1% of total number of shares

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD
DATE 12/10/06

Copy to:

Luxembourg Stock Exchange, Luxembourg

Encl.: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code : 500105 | **As on : 30th September, 2006**

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	2	115379344	115379344	46.54	46.48
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)				0.00	0.00
	Sub -Total (A)(1)	2	115379344	115379344	46.54	46.48
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	2	115379344	115379344	46.54	46.48
(B)	**Public Shareholding[3]**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	64	13119266	13107126	5.29	5.29
(b)	Financial Institutions/Banks	37	432418	425975	0.17	0.17
(c)	Central Government/State Governments	1	1040604	1040604	0.42	0.42
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	11	22643317	22642977	9.13	9.12
(f)	Foreign Institutional Investors	109	38317940	38306140	15.46	15.44
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	222	75553545	75522822	30.48	30.44
(2)	**Non-Institutions**					
(a)	Bodies Corporate	2426	10912802	10895910	4.40	4.40
(b)	Individuals					
	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	213023	40383581	35642055	16.29	16.27
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	102	4405899	4405899	1.78	1.77
(c)	Any Other (Specify)					
	i. NRIs/OCBs	1236	1283337	1282464	0.52	0.52
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub -Total (B)(2)	216787	56985619	52226328	22.99	22.96
	Total Public Shareholding B=(B)(1)+(B)(2)	217009	132539164	127749150	53.46	53.39
	TOTAL (A) +(B)	217011	247918508	243128494	100.00	99.88
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	1	307114	307114		0.12
	GRAND TOTAL (A)+(B)+(C)	217012	248225622	243435608		100.00

[1]For determining public shareholding for the purpose of Clause 40A

[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3]For definition of "Public Shareholding", refer to Clause 40A

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Reliance Petroinvestments Limited	11 53 79 344	46.48
	TOTAL	**11 53 79 344**	**46.4[illegible]**

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	1 64 90 250	6.64
2	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	66 93 206	2.70
3	Reliance Capital Trustee Co Ltd A/c Reliance Equity Fund	49 98 000	2.01
4	Citigroup Global Markets Mauritius Private Limited	46 06 302	1.86
5	India Capital Fund Limited	26 78 292	1.08
	TOTAL	**3 54 66 050**	**14.29**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	102371	307114	0.12
		102371	307114	0.12

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
		NOT APPLICABLE		

Document no 2(b)

C/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

October 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

NSEIL
12 OCT 2006
Contents not Verified

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037
Kind Attention: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended September 30, 2006 as required under revised Clause 35 of the Listing Agreement

In compliance with revised Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended September 30, 2006 together with the following details:

I (a) Statement showing Shareholding Pattern as on September 30, 2006
(b) Statement showing the shareholding of persons belonging to the category " Promoter and Promoter Group"
(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1%
(d) Statement showing details of locked-in shares

II (a) Statement showing details of depository receipts
(b) Statement showing holding of Depository Receipts (DRs) where underlying shares are in excess of 1% of total number of shares

The above information will be posted on the Company's website located at **www.ipcl.co.in**

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

<u>Copy to:</u>

Luxembourg Stock Exchange, Luxembourg

Encl.: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code : 500105 | **As on : 30th September, 2006**

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	2	115379344	115379344	46.54	46.48
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)				0.00	0.00
	Sub -Total (A)(1)	2	115379344	115379344	46.54	46.48
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	2	115379344	115379344	46.54	46.48
(B)	**Public Shareholding[3]**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	64	13119266	13107126	5.29	5.29
(b)	Financial Institutions/Banks	37	432418	425975	0.17	0.17
(c)	Central Government/State Governments	1	1040604	1040604	0.42	0.42
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	11	22643317	22642977	9.13	9.12
(f)	Foreign Institutional Investors	109	38317940	38306140	15.46	15.44
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	222	75553545	75522822	30.48	30.44
(2)	**Non-Institutions**					
(a)	Bodies Corporate	2426	10912802	10895910	4.40	4.40
(b)	Individuals					
	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	213023	40383581	35642055	16.29	16.27
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	102	4405899	4405899	1.78	1.77
(c)	Any Other (Specify)					
	i. NRIs/OCBs	1236	1283337	1282464	0.52	0.52
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub -Total (B)(2)	216787	56985619	52226328	22.99	22.96
	Total Public Shareholding B=(B)(1)+(B)(2)	217009	132539164	127749150	53.46	53.39
	TOTAL (A) +(B)	217011	247918508	243128494	100.00	99.88
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	1	307114	307114		0.12
	GRAND TOTAL (A)+(B)+(C)	217012	248225622	243435608		100.00

[1]For determining public shareholding for the purpose of Clause 40A
[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A
[3]For definition of "Public Shareholding", refer to Clause 40A

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Reliance Petroinvestments Limited	11 53 79 344	46.48
	TOTAL	**11 53 79 344**	**46.4[illegible]**

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	1 64 90 250	6.64
2	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	66 93 206	2.70
3	Reliance Capital Trustee Co Ltd A/c Reliance Equity Fund	49 98 000	2.01
4	Citigroup Global Markets Mauritius Private Limited	46 06 302	1.86
5	India Capital Fund Limited	26 78 292	1.08
	TOTAL	**3 54 66 050**	**14.29**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDRs	102371	307114	0.12
		102371	307114	0.12

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
		NOT APPLICABLE		

Document No 3

C/C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345. Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

October 12, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Sir,

Sub: Shareholding Pattern Summary for Free Float Indices

We send herewith the Shareholding Pattern Summary for Free-Float Indices in the prescribed form for the quarter ended September 30, 2006.

Thanking You,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 12/10/06

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 Quarter Ended: September 30, 2006

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	0	0.00
2	Indian Corporate Bodies/ Trusts/ Partnerships	11 53 79 344	46.48
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**11 53 79 344**	**46.48**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**11 53 79 344**	**46.48**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	4 47 89 480	18.04
2	Indian Corporate Bodies/Trusts/Partnerships	1 09 12 802	4.40
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	4 34 118	0.17
6	Central/State Govt.	10 40 604	0.42
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	2 26 43 317	9.12
9	Mutual Funds	1 31 17 566	5.28
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**9 29 37 887**	**37.44**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	3 345	0.00
15	Foreign Institutional Investors (SEBI-registered)	3 83 17 940	15.44
16	Non Resident Indians (Individuals)	12 79 992	0.52
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**3 96 01 277**	**15.95**
C	GDRs/ADRs/ADSs	3 07 114	0.12
	Sub Total C	**3 07 114**	**0.12**
D	OTHERS (Shares in Transit)	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**13 28 46 278**	**53.52**
	Grand Total	**24 82 25 622**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	11 53 79 344	46.48
Total Free-float	13 28 46 278	53.52
Grand Total	**24 82 25 622**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	20 83 17 231	83.92
Total Foreign Holding	3 99 08 391	16.08
Grand Total	24 82 25 622	**100.00**

NOTE :

In future:

* In order to enable us to track the free-float of your company on a regular basis, you are requested to file these forms with us for each quarter of the year within 15 days of each quarter ending.

* In addition, the Shareholding Pattern needs to be filed by you with us within 2 days of change of 1% or more in the shareholding of any entity in the "Controlling/Strategic Holdings" group.

Click here for Shareholding of 1% and above

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 Quarter Ended: September 30, 2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Reliance Petroinvestments Limited	11 53 79 344	46.48	I - A - 2
	Total	11 53 79 344	46.48	

Click here for Free-float Holders details

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 | Quarter Ended: September 30, 2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	16490250	6.64	II - A - 8	NIL
2	Reliance Capital Trustee Co. Ltd A/c Reliance Equity Fund	4998000	2.01	II - A - 9	NIL
3	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	6693206	2.70	II - B - 15	NIL
4	Citigroup Global Markets Mauritius Private Limited	4606302	1.86	II - B - 15	NIL
5	India Capital Fund Limited	2678292	1.08	II - B - 15	NIL

BACK

Document no 4 (a)

O/C.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345. Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

RECEIVED

October 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report-September 30, 2006

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended September 30, 2006 for information and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to :

Luxembourg Stock Exchange, Luxembourg

Encl.: As above

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE....... 12/10/06

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Indian Petrochemicals Corporation Limited**

Quarter ending on : **September 30, 2006**

Particulars		Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I.	**Board of Directors**	**49 (I)**		
(A)	Composition of Board	49 (IA)	Yes	–
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	N.A.-	–
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	–
(D)	Code of Conduct	49 (ID)	Yes	Declaration by the CEO to the effect that annual affirmation of compliance with the Code of Conduct by Board Members and Senior Management has been received, will be made in the Annual Report of the Company for 2005-06.
II.	**Audit Committee**	**49 (II)**		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	–
(B)	Meeting of Audit Committee	49 (IIB)	Yes	–
(C)	Powers of Audit Committee	49 (IIC)	Yes	–
(D)	Role of Audit Committee	49 (IID)	Yes	–
(E)	Review of Information by Audit Committee	49 (IIE)	Yes	–
III.	**Subsidiary Companies**	**49 (III)**	N.A.	–
IV.	**Disclosures**	**49 (IV)**		
(A)	Basis of related party transactions	49 (IV A)	Yes	
(B)	Board Disclosures	49 (IV B)	Yes	–
(C)	Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A.	–
(D)	Remuneration of Directors	49 (IV D)	Yes	–
(E)	Management	49 (IV E)	Yes	The Management's Discussion and Analysis Report for the year 2005-06 will be included in the Annual Report for 2005-06.
(F)	Shareholders	49 (IV F)	Yes	–
V.	**CEO/CFO Certification**	49 (V)	Yes	Certification by CEO and CFO for the financial year 2005-06 will be submitted to the

				Board of Directors of the Company.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Report on Corporate Governance furnishing the requisite information will be included in the Annual Report for 2005-06.
VII.	**Compliance**	49 (VII)	Yes	1. The Company shall obtain a certificate from Auditors' of the Company regarding compliance of conditions of corporate governance for the year ended March 31, 2006 which will be annexed to the Directors' Report. 2. The disclosures of the compliance with mandatory requirements and adoption and /or non adoption of non mandatory requirements shall be made in the section on Corporate Governance in the Annual Report.

C/C

Document No 4(b)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

NSEIL
12 OCT 2006
Contents not Verified

October 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report- September 30, 2006

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended September 30, 2006 for information and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to :

Luxembourg Stock Exchange, Luxembourg

Encl.: As above

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Indian Petrochemicals Corporation Limited**

Quarter ending on : **September 30, 2006**

Particulars		Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I.	**Board of Directors**	**49 (I)**		
(A)	Composition of Board	49 (IA)	Yes	–
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	N.A.-	–
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	–
(D)	Code of Conduct	49 (ID)	Yes	Declaration by the CEO to the effect that annual affirmation of compliance with the Code of Conduct by Board Members and Senior Management has been received, will be made in the Annual Report of the Company for 2005-06.
II.	**Audit Committee**	**49 (II)**		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	–
(B)	Meeting of Audit Committee	49 (IIB)	Yes	–
(C)	Powers of Audit Committee	49 (IIC)	Yes	–
(D)	Role of Audit Committee	49 (IID)	Yes	–
(E)	Review of Information by Audit Committee	49 (IIE)	Yes	–
III.	**Subsidiary Companies**	**49 (III)**	N.A.	–
IV.	**Disclosures**	**49 (IV)**		
(A)	Basis of related party transactions	49 (IV A)	Yes	
(B)	Board Disclosures	49 (IV B)	Yes	–
(C)	Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A.	–
(D)	Remuneration of Directors	49 (IV D)	Yes	–
(E)	Management	49 (IV E)	Yes	The Management's Discussion and Analysis Report for the year 2005-06 will be included in the Annual Report for 2005-06.
(F)	Shareholders	49 (IV F)	Yes	–
V.	**CEO/CFO Certification**	49 (V)	Yes	Certification by CEO and CFO for the financial year 2005-06 will be submitted to the


Indian Petrochemicals Corporation Limited

				Board of Directors of the Company.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Report on Corporate Governance furnishing the requisite information will be included in the Annual Report for 2005-06.
VII.	**Compliance**	49 (VII)	Yes	1. The Company shall obtain a certificate from Auditors' of the Company regarding compliance of conditions of corporate governance for the year ended March 31, 2006 which will be annexed to the Directors' Report. 2. The disclosures of the compliance with mandatory requirements and adoption and /or non adoption of non mandatory requirements shall be made in the section on Corporate Governance in the Annual Report.

Document No 5(u)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

October 17, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sub : Audited financial results for the year ended March 31, 2006

Dear Sir,

In compliance with the Listing Agreement, we are enclosing the audited financial results for the year ended March 31, 2006 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Board of Directors considered the interim dividend of Rs. 5.50 per share paid as the final dividend for the year ended March 31, 2006.

The financial results include performance of the six transferor companies viz Appollo Fibres Limited (AFL), Central India Polyesters Limited (CIPL), India Polyfibres Limited (IPL), Orissa Polyfibres Limited (OPL), Recron Synthetics Limited (RSL) and Silvassa Industries Private Limited (SIPL) merged with the Company pursuant to the Scheme of Amalgamation sanctioned by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad. The Scheme has become effective from September 27, 2006 and the Appointed Date is April 1, 2005.

The audited financial results for the year ended March 31, 2006 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Indian Petrochemicals
Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2006

(Rs. in crores except per share data)

Sr.	Particulars	Year ended March 31,	Year ended March 31,
		2006	2005
1	Turnover	12,362	9,386
2	Less: Excise Duty Recovered on Sales	1,440	1,187
3	Net Turnover	10,922	8199
4	Other Income	147	132
5	Total Expenditure		
	(Increase)/decrease in stock in trade	(233)	(3)
	Consumption of raw materials/ Purchases (including traded goods)	5,809	3,747
	Staff cost	455	460
	Other expenditure	2,867	2,371
6	Interest	65	87
7	Finance Charge on leased assets	70	75
8	Depreciation	561	506
9	Profit before tax and Extraordinary items	1,475	1,088
10	Extraordinary Income / (expense)	120	(62)
11	Provision for Current Tax	309	106
12	Provision for Deferred Tax (Asset) / Liability	122	134
13	Net Profit	1,164	786
14	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.*	249	249
15	Reserves excluding revaluation reserves (as per balance sheet)	4,682	2,672
16	Earnings per share (of Rs. 10)		
	Basic	40.29	31.65
	Diluted	40.21	31.65
17	Aggregate of non-promoter shareholding		
	Number of Shares (in crores)	13.40	13.40
	Percentage of Shareholding (%)	53.97	53.97

* Excluding 5,24,77,176 shares issued and allotted on October 13, 2006 pursuant to the Scheme of Amalgamation.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website : www.ipcl.co.in

Notes:

1) The figures for the corresponding years have been restated wherever necessary to make them comparable.

2) The extraordinary income during the year represents write back in the quarter ended 30th September, 2005 of the provision of Rs.120 crore pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded during the quarter ended 30th September 2005 with retrospective effect with the consent of all the concerned parties.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st March 2006 was Rs. 7,724 Crore

4) There was one complaint from Investors pending redressal and was resolved as on 1st January 2006. The numbers of complaints received during the quarter ended March 31, 2006 were 247. All complaints were disposed off during the quarter. No complaint was pending on March 31, 2006.

For Indian Petrochemicals Corporation Limited

S K Anand
Whole-time Director
October 17, 2006

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Document No 5 (h)

October 17, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sub : Audited financial results for the year ended March 31, 2006

Dear Sir,

In compliance with the Listing Agreement, we are enclosing the audited financial results for the year ended March 31, 2006 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Board of Directors considered the interim dividend of Rs. 5.50 per share paid as the final dividend for the year ended March 31, 2006.

The financial results include performance of the six transferor companies viz Appollo Fibres Limited (AFL), Central India Polyesters Limited (CIPL), India Polyfibres Limited (IPL), Orissa Polyfibres Limited (OPL), Recron Synthetics Limited (RSL) and Silvassa Industries Private Limited (SIPL) merged with the Company pursuant to the Scheme of Amalgamation sanctioned by the Hon'ble High Court of Judicature of Gujarat at Ahmedabad. The Scheme has become effective from September 27, 2006 and the Appointed Date is April 1, 2005.

The audited financial results for the year ended March 31, 2006 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

o/c

Indian Petrochemicals
Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2006

(Rs. in crores except per share data)

Sr.	Particulars	Year ended March 31, 2006	Year ended March 31, 2005
1	Turnover	12,362	9,386
2	Less: Excise Duty Recovered on Sales	1,440	1,187
3	Net Turnover	10,922	8199
4	Other Income	147	132
5	Total Expenditure		
	(Increase)/decrease in stock in trade	(233)	(3)
	Consumption of raw materials/ Purchases (including traded goods)	5,809	3,747
	Staff cost	455	460
	Other expenditure	2,867	2,371
6	Interest	65	87
7	Finance Charge on leased assets	70	75
8	Depreciation	561	506
9	Profit before tax and Extraordinary items	1,475	1,088
10	Extraordinary Income / (expense)	120	(62)
11	Provision for Current Tax	309	106
12	Provision for Deferred Tax (Asset) / Liability	122	134
13	Net Profit	1,164	786
14	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.*	249	249
15	Reserves excluding revaluation reserves (as per balance sheet)	4,682	2,672
16	Earnings per share (of Rs. 10)		
	Basic	40.29	31.65
	Diluted	40.21	31.65
17	Aggregate of non-promoter shareholding		
	Number of Shares (in crores)	13.40	13.40
	Percentage of Shareholding (%)	53.97	53.97

* Excluding 5,24,77,176 shares issued and allotted on October 13, 2006 pursuant to the Scheme of Amalgamation.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website : www.ipcl.co.in

Notes:

1) The figures for the corresponding years have been restated wherever necessary to make them comparable.

2) The extraordinary income during the year represents write back in the quarter ended 30th September, 2005 of the provision of Rs.120 crore pertaining to Take or Pay agreement entered into with Gujarat Chemicals Port Terminal Company Limited (GCPTCL) as one of the promoter user. As part of restructuring of GCPTCL, the Take or Pay agreement was rescinded during the quarter ended 30th September 2005 with retrospective effect with the consent of all the concerned parties.

3) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 31st March 2006 was Rs. 7,724 Crore

4) There was one complaint from Investors pending redressal and was resolved as on 1st January 2006. The numbers of complaints received during the quarter ended March 31, 2006 were 247. All complaints were disposed off during the quarter. No complaint was pending on March 31, 2006.

For Indian Petrochemicals Corporation Limited

S K Anand
Whole-time Director
October 17, 2006

Document No 6(a)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. (0265) 3067361
Fax (0265) 3067333

October 17, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

SIGN. DATE 18/10/06 (1149)

Sub : Unaudited financial results for the quarter and six months ended September 30, 2006

Dear Sir,

In compliance with the Listing Agreement, we are enclosing the unaudited financial results for the quarter and six months ended September 30, 2006 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results for the quarter and six months ended September 30, 2006 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

o/c

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited

Media Release

MERGER OF SIX POLYESTER COMPANIES WITH IPCL

POST-MERGER, IPCL RECORDS HIGHEST EVER PROFIT AFTER TAX OF RS 1,164 CRORE (US$ 253 MILLION) FOR THE YEAR ENDED 31ST MARCH 2006

TURNOVER FOR THE FIRST HALF OF FY 2006-07 UP 15% AT RS 6,848 CRORE (US$ 1,491 MILLION)

OPERATING PROFIT FOR THE FIRST HALF OF FY 2006-07 UP 37% AT RS 1,376 CRORE (US$ 300 MILLION)

NET PROFIT FOR THE FIRST HALF OF FY 2006-07 UP 10% AT RS 609 CRORE (US$ 133 MILLION)

Mumbai, October 17, 2006 – The Board of Directors of IPCL today approved the audited results for the year ended 31st March 2006 and unaudited results for the half-year ended 30th September 2006, on a post-merger basis.

The Hon'ble High Court of Judicature of Gujarat, at Ahmedabad by its Order dated August 18, 2006, has sanctioned the scheme of amalgamation of six polyester manufacturing companies, viz Appollo Fibres limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited, with IPCL. The scheme has become effective from the September 27, 2006 and the Appointed Date is April 01, 2005.

The Board of Directors considered the interim dividend of Rs 5.5 per share paid as the final dividend for the year ended 31st March 2006.

The financial highlights* of IPCL for the year ended 31st March 2006 are:

- **Turnover** increased by 32% to Rs 12,362 crore (US$ 2,692 million) as compared to Rs 9,385 crore in the corresponding previous year.

- **Operating Profit (PBDIT)** increased by 24% to Rs 2,171 crore (US$ 473 million) as compared to Rs 1,756 crore in the corresponding previous year.

- **Net Profit** increased by 48% to Rs 1,164 crore (US$ 253 million) as compared to Rs. 786 crore in the corresponding previous year.

* *The financial numbers for FY 2005-06 are strictly not comparable to FY 2004-05 on account of the impact of the merger.*

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

Indian Petrochemicals Corporation Limited

Media Release

The financial highlights of IPCL for the half-year ended 30th September 2006 are:

- **Turnover** increased by 15% to Rs. 6,848 crore (US$ 1,491 million) as compared to Rs. 5,936 crore in the corresponding previous period.
- **Operating Profit (PBDIT)** increased by 37% to Rs 1,376 crore (US$ 300 million) as compared to Rs. 1,002 crore in the corresponding previous period.
- **Net Profit** increased 10% to Rs. 609 crore (US$ 133 million) as compared to Rs. 554 crore in the corresponding previous period.
- **Contribution to the national exchequer** in the form of various taxes of Rs. 1,604 crore (US$ 349 million) as compared to Rs. 1,051 crore for the corresponding previous period.

Commenting on the results, the Chairman, Mr Mukesh Ambani said, "The successful merger and integration of the six polyester companies with IPCL provides it with a new platform of growth allowing it to further climb the value chain in its existing business and de-risk its business model to create superior and sustainable shareholder value."

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website: www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Media Release

Management's Discussion & Analysis for the first half of FY 2006-07

Overall summary

During the first half of the year, polymer and fibre intermediate prices remained strong, while polyester product prices were lower, compared to corresponding period of the previous year. The second quarter of the year saw a decline in crude oil prices, which resulted in softening of polymer prices.

Effective 1st April 2006, price of gas supplied to IPCL under the Administered Pricing Mechanism of Government of India, was increased from US$ 3.86 / MMBTU to US$ 4.75 / MMBTU.

The domestic demand of polymer grew marginally by 1% primarily on account of higher prices. Declining polymer prices towards the end of the second quarter resulted in downstream processors adopting a 'wait and watch' approach leading to a lower off-take by the end of the quarter.

Domestic demand for polyester registered a growth of 7% during the first half of the year. MEG produced by IPCL was also captively consumed in the manufacture of polyester, thereby ensuring integration.

During the first half of FY 2006-07 IPCL continued to operate its plants at full capacity. Production volume in the first half FY 2006-07 decreased from 2.87 million tonnes to 2.76 million tonnes primarily due to limited availability of gas feedstock on account of floods in Gujarat in August 2006. The floods in Gujarat have affected ethylene production by over 6,000 tonnes. It also resulted in an additional cost due to usage of imported propane to sustain regular production at Gandhar complex.

Production volumes of polymers (PP, PE and PVC), ethylene and propylene was 5,38,900 tonnes, 4,63,200 tonnes, and 1,75,300 tonnes respectively. Production volume of LAB and PBR was 62,600 tonnes. Production volume of POY, PSF and PTY was 1,81,815 tonnes.

Exports increased by 11% to Rs. 754 crore (US$ 164 million) as compared to Rs. 679 crore in the corresponding period of the previous year.

Comparison of financial results – Half Year ended 30th September 2006 Vs Half Year ended 30th September 2005

Net Turnover (i.e. Turnover less excise duty recovered on sales) increased by 16% to Rs. 6,066 crore (US$ 1,321 million) as compared to Rs. 5,209 crore in corresponding period of the previous year. This increase in net turnover comprises of a volume growth of 10% and price increase of 6%. The increase in price was primarily on account of higher selling price of polymers and fibre intermediates.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website: www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Media Release

Domestic sales increased by 17% to Rs. 5,312 crore (US$ 1,157 million) as compared to Rs 4,530 crore in corresponding period of the previous year. This accounts for 88% of the net turnover. Exports increased by 11 % to Rs 754 crore (US$ 164 million) as compared to Rs. 679 crore in corresponding period of the previous year.

Consumption of raw materials increased by 16% to Rs. 3,225 crore (US$ 702 million) as compared to Rs. 2,790 crore in corresponding period of the previous year. The increase was primarily on account of higher prices of gas, naphtha, propane and ethane-propane mix.

Employee cost increased by 15% to Rs. 260 crore (US$ 57 million), primarily on account of performance linked incentive payment.

- Other expenditure decreased by 4% to Rs. 1,346 crore (US$ 293 million) as compared to Rs 1,406 crore in corresponding period of previous year. The decrease was primarily on account of lower provision for excise duty on finished goods due to depletion of stock. The other expenditure comprises primarily of manufacturing expenses like stores & spares, chemicals, packing material, power & fuel and water; selling expenses, repairs and maintenance, excise duty on stock, lease rent, foreign exchange differences and establishment expenses.

Operating profit before other income increased by 29% to Rs. 1,196 crore (US$ 260 million) as compared to Rs. 928 crore in corresponding period of previous year. This was primarily on account of higher sales price and lower other expenditure, partially offset by higher consumption of raw materials.

Other income increased to Rs. 180 crore (US$ 39 million) as compared to Rs 74 crore in corresponding previous period, primarily on account of interest income on surplus funds.

- Interest expenditure including finance charges on leased assets, increased by 16% to Rs. 88 crore (US$ 19 million), primarily on account of adverse exchange difference.

Depreciation for the first half of FY 2006-07 was Rs. 267 crore (US$ 58 million) compared to Rs. 283 crore in the corresponding previous period.

Provision for current tax increased to Rs. 368 crore (US$ 80 million) as compared to Rs 147 crore in the corresponding previous period. Deferred tax liability decreased to Rs 44 crore (US$ 10 million) as compared to Rs 62 crore in the corresponding previous period.

Net profit increased by 10% to Rs. 609 crore (US$ 133 million) as compared to Rs 554 crore in the corresponding previous period.

The above unaudited results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 17th October 2006 approved the above results and its release.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website: www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Meeting of the Board of Directors of the Company held on 17th October, 2006

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2006

(Rs. in crores except per share data)

Sr.	Particulars	Quarter ended June 30 (Consequent to merger)		Quarter ended September 30		Half year ended September 30		Year ended March 31
		2006	2005	2006	2005	2006	2005	2006 (Audited)
1	Turnover	3,371	2,990	3,477	2,946	**6,848**	5,936	12,362
	Less: Excise Duty Recovered on Sales	353	369	429	358	**782**	727	1,440
2	Net Turnover	3,018	2,621	3,048	2,588	**6,066**	5,209	10,922
3	Other Income	62	40	118	34	**180**	74	147
4	Total Expenditure							
	(a) (Increase)/decrease in stock in trade	175	(21)	(136)	(120)	**39**	(141)	(233)
	(b) Consumption of raw materials/ Purchases (including traded goods)	1,496	1358	1,729	1,432	**3,225**	2,790	5,809
	(c) Staff cost	139	112	121	114	**260**	226	455
	(d) Other expenditure	649	705	697	701	**1,346**	1,406	2,867
5	Interest	34	19	20	21	**54**	40	65
6	Finance Charge on leased assets	17	18	17	18	**34**	36	70
7	Depreciation	132	143	135	140	**267**	283	561
8	Profit before tax and Extraordinary / Exceptional and non recurring items	438	327	583	316	**1,021**	643	1,475
9	Extraordinary / Exceptional and non recurring Income /(expenses)			-	120	**-**	120	120
10	Provision for Current Tax	158	63	210	84	**368**	147	309
11	Provision for Deferred Tax (Asset) / Liability	22	31	22	31	**44**	62	122
12	**Net Profit**	258	233	351	321	**609**	554	1,164
13	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.(excluding shares allotted on 13th October 2006).	249	249	249	249	**249**	249	249
14	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year							4,682
15	Earnings per share (of Rs. 10 each)							
	Basic	8.95	8.11	12.18	11.17	**21.13**	19.28	40.29
	Diluted	8.95	8.09	12.18	11.15	**21.13**	19.24	40.21
16	Aggregate of public shareholding							
	- Number of Shares (in crore)					13.28	13.40	13.40
	- Percentage of Shareholding (%)					53.52	53.97	53.97
	Without considering the allotment on 13th October 2006 consequent to merger							

Notes:

1) The figures for the corresponding periods have been re-stated wherever necessary to make them comparable.

2) In accordance with the accounting Standard 15 (revised 2005)-Employee Benefits issued by the Institute of Chartered Accountants of India effective from 1st April, 2006 the employee benefits mainly on account of leave encashment and gratuity has been accounted by adjusting Rs. 48 crore including for the acquired units employees (net of deferred tax) to the opening balance of revenue reserves as on 1st April, 2006 and Rs 5 crore for the quarter and Rs. 10 crore for the half year as a charge to the Profit and Loss Account.

3) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 1 crore (US$ 0.25 million) and Rs. 2 crore (US$ 0.5 million) for the current quarter/first half of FY 2006-07, respectively and Rs.4 crore (US$ 0.87 million) for the year ended 31st March 2006.

4) The Company is a Petrochemicals manufacturing company. All other activities of the Company revolve around the main business. As such, there are no separate reportable segments, as defined by AS-17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2006 was Rs. 8,465 crore (US$ 1,843 million).

5) The shareholders of Indian Petrochemicals Corporation Limited had approved the scheme of amalgamation of Appollo Fibres Limited, Central India Polyester Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with IPCL with 1st April 2005 as the appointed date. The above scheme has been approved by Hon'ble High court of Gujarat effective from 27th September 2006. Consequent to the above merger 5,24,77,176 additional equity shares of the Company were issued and allotted on 13th October 2006.

6) There were no complaints from Investors pending redressal as on July 1, 2006. 313 complaints were received during the quarter ended September 30, 2006, which were resolved. No investor compliant was pending as on September 30, 2006.

7) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 17th October 2006 approved the above results and its release.

8) The statutory auditors of the Company have carried out a limited review of the results for the half-year ended 30th September 2006.

For Indian Petrochemicals Corporation Limited

S K Anand
Whole-time Director
October 17, 2006

Document No 6 (h)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele (0265) 3067361
Fax (0265) 3067333

October 17, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sub : Unaudited financial results for the quarter and six months ended September 30, 2006

Dear Sir,

In compliance with the Listing Agreement, we are enclosing the unaudited financial results for the quarter and six months ended September 30, 2006 approved by the Board of Directors of Indian Petrochemicals Corporation Limited in its meeting held today. The Media Release issued by the Company is also enclosed.

The unaudited financial results for the quarter and six months ended September 30, 2006 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site **www.ipcl.co.in**

The above information may kindly be notified to the members of your Stock Exchange.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above O/C

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited

Media Release

MERGER OF SIX POLYESTER COMPANIES WITH IPCL

POST-MERGER, IPCL RECORDS HIGHEST EVER PROFIT AFTER TAX OF RS 1,164 CRORE (US$ 253 MILLION) FOR THE YEAR ENDED 31ST MARCH 2006

TURNOVER FOR THE FIRST HALF OF FY 2006-07 UP 15% AT RS 6,848 CRORE (US$ 1,491 MILLION)

OPERATING PROFIT FOR THE FIRST HALF OF FY 2006-07 UP 37% AT RS 1,376 CRORE (US$ 300 MILLION)

NET PROFIT FOR THE FIRST HALF OF FY 2006-07 UP 10% AT RS 609 CRORE (US$ 133 MILLION)

Mumbai, October 17, 2006 – The Board of Directors of IPCL today approved the audited results for the year ended 31st March 2006 and unaudited results for the half-year ended 30th September 2006, on a post-merger basis.

The Hon'ble High Court of Judicature of Gujarat, at Ahmedabad by its Order dated August 18, 2006, has sanctioned the scheme of amalgamation of six polyester manufacturing companies, viz Appollo Fibres limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited, with IPCL. The scheme has become effective from the September 27, 2006 and the Appointed Date is April 01, 2005.

The Board of Directors considered the interim dividend of Rs 5.5 per share paid as the final dividend for the year ended 31st March 2006.

The financial highlights* of IPCL for the year ended 31st March 2006 are:

- **Turnover** increased by 32% to Rs 12,362 crore (US$ 2,692 million) as compared to Rs 9,385 crore in the corresponding previous year.
- **Operating Profit (PBDIT)** increased by 24% to Rs 2,171 crore (US$ 473 million) as compared to Rs 1,756 crore in the corresponding previous year.
- **Net Profit** increased by 48% to Rs 1,164 crore (US$ 253 million) as compared to Rs. 786 crore in the corresponding previous year.

** The financial numbers for FY 2005-06 are strictly not comparable to FY 2004-05 on account of the impact of the merger.*

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

Indian Petrochemicals
Corporation Limited

Media Release

The financial highlights of IPCL for the half-year ended 30th September 2006 are:

- **Turnover** increased by 15% to Rs. 6,848 crore (US$ 1,491 million) as compared to Rs. 5,936 crore in the corresponding previous period.
- **Operating Profit (PBDIT)** increased by 37% to Rs 1,376 crore (US$ 300 million) as compared to Rs. 1,002 crore in the corresponding previous period.
- **Net Profit** increased 10% to Rs. 609 crore (US$ 133 million) as compared to Rs. 554 crore in the corresponding previous period.
- **Contribution to the national exchequer** in the form of various taxes of Rs. 1,604 crore (US$ 349 million) as compared to Rs. 1,051 crore for the corresponding previous period.

Commenting on the results, the Chairman, Mr Mukesh Ambani said, "The successful merger and integration of the six polyester companies with IPCL provides it with a new platform of growth allowing it to further climb the value chain in its existing business and de-risk its business model to create superior and sustainable shareholder value."

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Website: www.ipcl.co.in

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Management's Discussion & Analysis for the first half of FY 2006-07

Overall summary

During the first half of the year, polymer and fibre intermediate prices remained strong, while polyester product prices were lower, compared to corresponding period of the previous year. The second quarter of the year saw a decline in crude oil prices, which resulted in softening of polymer prices.

Effective 1st April 2006, price of gas supplied to IPCL under the Administered Pricing Mechanism of Government of India, was increased from US$ 3.86 / MMBTU to US$ 4.75 / MMBTU.

The domestic demand of polymer grew marginally by 1% primarily on account of higher prices. Declining polymer prices towards the end of the second quarter resulted in downstream processors adopting a 'wait and watch' approach leading to a lower off-take by the end of the quarter.

Domestic demand for polyester registered a growth of 7% during the first half of the year. MEG produced by IPCL was also captively consumed in the manufacture of polyester, thereby ensuring integration.

During the first half of FY 2006-07 IPCL continued to operate its plants at full capacity. Production volume in the first half FY 2006-07 decreased from 2.87 million tonnes to 2.76 million tonnes primarily due to limited availability of gas feedstock on account of floods in Gujarat in August 2006. The floods in Gujarat have affected ethylene production by over 6,000 tonnes. It also resulted in an additional cost due to usage of imported propane to sustain regular production at Gandhar complex.

Production volumes of polymers (PP, PE and PVC), ethylene and propylene was 5,38,900 tonnes, 4,63,200 tonnes, and 1,75,300 tonnes respectively. Production volume of LAB and PBR was 62,600 tonnes. Production volume of POY, PSF and PTY was 1,81,815 tonnes.

Exports increased by 11% to Rs. 754 crore (US$ 164 million) as compared to Rs. 679 crore in the corresponding period of the previous year.

Comparison of financial results – Half Year ended 30th September 2006 Vs Half Year ended 30th September 2005

Net Turnover (i.e. Turnover less excise duty recovered on sales) increased by 16% to Rs. 6,066 crore (US$ 1,321 million) as compared to Rs. 5,209 crore in corresponding period of the previous year. This increase in net turnover comprises of a volume growth of 10% and price increase of 6%. The increase in price was primarily on account of higher selling price of polymers and fibre intermediates.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

Media Release

Domestic sales increased by 17% to Rs. 5,312 crore (US$ 1,157 million) as compared to Rs 4,530 crore in corresponding period of the previous year. This accounts for 88% of the net turnover. Exports increased by 11 % to Rs 754 crore (US$ 164 million) as compared to Rs. 679 crore in corresponding period of the previous year.

Consumption of raw materials increased by 16% to Rs. 3,225 crore (US$ 702 million) as compared to Rs. 2,790 crore in corresponding period of the previous year. The increase was primarily on account of higher prices of gas, naphtha, propane and ethane-propane mix.

Employee cost increased by 15% to Rs. 260 crore (US$ 57 million), primarily on account of performance linked incentive payment.

Other expenditure decreased by 4% to Rs. 1,346 crore (US$ 293 million) as compared to Rs 1,406 crore in corresponding period of previous year. The decrease was primarily on account of lower provision for excise duty on finished goods due to depletion of stock. The other expenditure comprises primarily of manufacturing expenses like stores & spares, chemicals, packing material, power & fuel and water; selling expenses, repairs and maintenance, excise duty on stock, lease rent, foreign exchange differences and establishment expenses.

Operating profit before other income increased by 29% to Rs. 1,196 crore (US$ 260 million) as compared to Rs. 928 crore in corresponding period of previous year. This was primarily on account of higher sales price and lower other expenditure, partially offset by higher consumption of raw materials.

Other income increased to Rs. 180 crore (US$ 39 million) as compared to Rs 74 crore in corresponding previous period, primarily on account of interest income on surplus funds.

Interest expenditure including finance charges on leased assets, increased by 16% to Rs. 88 crore (US$ 19 million), primarily on account of adverse exchange difference.

Depreciation for the first half of FY 2006-07 was Rs. 267 crore (US$ 58 million) compared to Rs. 283 crore in the corresponding previous period.

Provision for current tax increased to Rs. 368 crore (US$ 80 million) as compared to Rs 147 crore in the corresponding previous period. Deferred tax liability decreased to Rs 44 crore (US$ 10 million) as compared to Rs 62 crore in the corresponding previous period.

Net profit increased by 10% to Rs. 609 crore (US$ 133 million) as compared to Rs 554 crore in the corresponding previous period.

The above unaudited results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 17th October 2006 approved the above results and its release.

Corporate Communications
Corporate Office
Petrochemicals Township
Vadodara 391 345 India

Telephone (+91 265) 3067352
Facsimile (+91 265) 3067333
Wireless (+91 265) 3120684

Website: www.ipcl.co.in

Meeting of the Board of Directors of the Company held on 17th October, 2006

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2006

(Rs. in crores except per share data)

Sr.	Particulars	Quarter ended June 30 (Consequent to merger)		Quarter ended September 30		Half year ended September 30		Year ended March 31
		2006	2005	2006	2005	2006	2005	2006 (Audited)
1	Turnover	3,371	2,990	3,477	2,946	**6,848**	5,936	12,362
	Less: Excise Duty Recovered on Sales	353	369	429	358	**782**	727	1,440
2	Net Turnover	3,018	2,621	3,048	2,588	**6,066**	5,209	10,922
3	Other Income	62	40	118	34	**180**	74	147
4	Total Expenditure							
	(a) (Increase)/decrease in stock in trade	175	(21)	(136)	(120)	**39**	(141)	(233)
	(b) Consumption of raw materials/ Purchases (including traded goods)	1,496	1358	1,729	1,432	**3,225**	2,790	5,809
	(c) Staff cost	139	112	121	114	**260**	226	455
	(d) Other expenditure	649	705	697	701	**1,346**	1,406	2,867
5	Interest	34	19	20	21	**54**	40	65
6	Finance Charge on leased assets	17	18	17	18	**34**	36	70
7	Depreciation	132	143	135	140	**267**	283	561
8	Profit before tax and Extraordinary / Exceptional and non recurring items	438	327	583	316	**1,021**	643	1,475
9	Extraordinary / Exceptional and non recurring Income /(expenses)			-	120	-	120	120
10	Provision for Current Tax	158	63	210	84	**368**	147	309
11	Provision for Deferred Tax (Asset) / Liability	22	31	22	31	**44**	62	122
12	**Net Profit**	258	233	351	321	**609**	554	1,164
13	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.(excluding shares allotted on 13th October 2006).	249	249	249	249	**249**	249	249
14	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year							4,682
15	Earnings per share (of Rs. 10 each)							
	Basic	8.95	8.11	12.18	11.17	**21.13**	19.28	40.29
	Diluted	8.95	8.09	12.18	11.15	**21.13**	19.24	40.21
16	Aggregate of public shareholding							
	- Number of Shares (in crore)					13.28	13.40	13.40
	- Percentage of Shareholding (%) Without considering the allotment on 13th October 2006 consequent to merger					53.52	53.97	53.97

Notes:

1) The figures for the corresponding periods have been re-stated wherever necessary to make them comparable.

2) In accordance with the accounting Standard 15 (revised 2005)-Employee Benefits issued by the Institute of Chartered Accountants of India effective from 1st April, 2006 the employee benefits mainly on account of leave encashment and gratuity has been accounted by adjusting Rs. 48 crore including for the acquired units employees (net of deferred tax) to the opening balance of revenue reserves as on 1st April, 2006 and Rs 5 crore for the quarter and Rs. 10 crore for the half year as a charge to the Profit and Loss Account.

3) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 1 crore (US$ 0.25 million) and Rs. 2 crore (US$ 0.5 million) for the current quarter/first half of FY 2006-07, respectively and Rs.4 crore (US$ 0.87 million) for the year ended 31st March 2006.

4) The Company is a Petrochemicals manufacturing company. All other activities of the Company revolve around the main business. As such, there are no separate reportable segments, as defined by AS-17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2006 was Rs. 8,465 crore (US$ 1,843 million).

5) The shareholders of Indian Petrochemicals Corporation Limited had approved the scheme of amalgamation of Appollo Fibres Limited, Central India Polyester Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with IPCL with 1st April 2005 as the appointed date. The above scheme has been approved by Hon'ble High court of Gujarat effective from 27th September 2006. Consequent to the above merger 5,24,77,176 additional equity shares of the Company were issued and allotted on 13th October 2006.

6) There were no complaints from Investors pending redressal as on July 1, 2006. 313 complaints were received during the quarter ended September 30, 2006, which were resolved. No investor compliant was pending as on September 30, 2006.

7) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 17th October 2006 approved the above results and its release.

8) The statutory auditors of the Company have carried out a limited review of the results for the half-year ended 30th September 2006.

For Indian Petrochemicals Corporation Limited

S K Anand
Whole-time Director
October 17, 2006

O/C Document No 7(a)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

SIGN.... DATE 18/10/06

October 17, 2006

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph: 26598236, Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Mr. Chirag Sodawaterwalla
DCS-Listing
Ph: 22721234, Fax: 22722037

Sub: Secretarial Audit Report for the quarter ended September 30, 2006

Sir,

We forward herewith the Secretarial Audit Report dated October 10, 2006 from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended September 30, 2006 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on October 17, 2006.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

dayal and lohia

chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2006**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in ' 9' above *(as per company records)*	25 02 26 142	99.877
12	Held in dematerialised form in CDSL	62 95 648	02.513
13	Held in dematerialised form in NSDL	23 71 39 960	94.654
14	Physical	47 90 014	01.912
15	Total No. of Shares (12+13+14)	24 82 25 622	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)6637 2969-70 fax: 91-22-6637 2949 e-mail: contact@dayalandlohia.com

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

19	Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20	Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	3	255	Delay in receipt of Physical DRF & Share Certificates from DP.
	2	200	Processed Under NOL
	6	2 483	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**11**	**2 938**	
Pending for more than 21 Days	Nil	Nil	NA
Total	**0**	**0**	

DAYAL AND LOHIA * MUMBAI * CHARTERED ACCOUNTANTS

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ms. Shashikala Rao Tel (O) : 0265 - 3067 361 Fax (O) : 0265 - 3067 362
		Ms. Shashikala Rao Tel (O) : 022 - 2278 5229 Fax (O) : 022 - 2278 5129
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034
25	Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)	

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 10 OCT 2006

Indian Petrochemicals Corporation Limited

Total Demat Requests		1411	
Total Shares		151694	

Summary of DRNs Confirmed / Rejected after 21 days during the quarter ended 30th September, 2006

Slno	No. of DRNs	No. of Shares	Remarks
1	3	255	Delay in receipt of Physical DRF & Share Certificates from DP.
2	2	200	Processed under NOL.
3	6	2483	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days.
Total	**11**	**2938**	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

Indian Petrochemicals Corporation Limited

List of DRNs Pending for more than 21 Days as of 30th September, 2006 - NIL

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

Document No 7(b)

O/C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

October 17, 2006

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph: 26598236, Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Mr. Chirag Sodawaterwalla
DCS-Listing
Ph: 22721234, Fax: 22722037

Sub: Secretarial Audit Report for the quarter ended September 30, 2006

Sir,

We forward herewith the Secretarial Audit Report dated October 10, 2006 from M/s. Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended September 30, 2006 in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on October 17, 2006.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

dayal and lohia

chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2006**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 3067 361, Fax No: 0265 - 3067 362
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	25 05 33 761	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in ' 9' above	25 02 26 142	99.877
	(as per company records)		
12	Held in dematerialised form in CDSL	62 95 648	02.513
13	Held in dematerialised form in NSDL	23 71 39 960	94.654
14	Physical	47 90 014	01.912
15	Total No. of Shares (12+13+14)	24 82 25 622	

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)6637 2969-70 fax: 91-22-6637 2949 e-mail: contact@dayalandlohia.com

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	3	255	Delay in receipt of Physical DRF & Share Certificates from DP.
	2	200	Processed Under NOL
	6	2 483	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**11**	**2 938**	
Pending for more than 21 Days	Nil	Nil	NA
Total	0	0	

DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ms. Shashikala Rao Tel (O) : 0265 - 3067 361 Fax (O) : 0265 - 3067 362
		Ms. Shashikala Rao Tel (O) : 022 - 2278 5229 Fax (O) : 022 - 2278 5129
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 10 OCT 2006

Indian Petrochemicals Corporation Limited

Total Demat Requests		1411	
Total Shares		151694	

Summary of DRNs Confirmed / Rejected after 21 days during the quarter ended 30th September, 2006

Slno	No. of DRNs	No. of Shares	Remarks
1	3	255	Delay in receipt of Physical DRF & Share Certificates from DP.
2	2	200	Processed under NOL.
3	6	2483	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days.
Total	**11**	**2938**	

DAYAL AND LOHIA * CHARTERED ACCOUNTANTS * MUMBAI

R L

Indian Petrochemicals Corporation Limited

List of DRNs Pending for more than 21 Days as of 30th September, 2006 - NIL

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

DOCUMENT NO 8(a)

O/C

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345. Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

BOMBAY STOCK EXCHANGE
INW...
CONTENTS NOT VERIFIED
SIGN...
DATE... 24/11/06 15:49

November 23, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Limited Review Report for the quarter ended September 30, 2006

In terms of Clause 41 of the Listing Agreement, we are enclosing the Limited Review Report dated October 17, 2006 of the Unaudited Financial Results for the quarter ended September 30, 2006 given by the Statutory Auditors M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW REPORT OF UNAUDITED FIANACIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the quarter ended 30th September, 2006. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Deloitte Haskins & Sells
Chartered Accountants

(P.R.Barpande)
Partner
Membership No: 15291

Mumbai dated : 17th October, 2006

DELOITTE HASKINS & SELLS
12, Dr. Annie Besant Rd.,
Opp. Shiv Sagar Estate,
Worli, Mumbai-400018.
CHARTERED ACCOUNTANTS

For Charturvedi & Shah
Chartered Accountants

(Rajesh Chaturvedi)
Partner
Membership No: 45882

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Mumbai office copy

Indian Petrochemicals Corporation Limited

Registered office : P.O. Petrochemicals
Vadodara - 391346

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2006

(Rs. in crores except per share data)

Sr.	Particulars	Quarter ended June 30 (Consequent to merger)		Quarter ended September 30		Half year ended September 30		Year ended March 31
		2006	2005	2006	2005	2006	2005	2006 (Audited)
1	Turnover	3,371	2,990	3,477	2,946	6,848	5,936	12,362
	Less: Excise Duty Recovered on Sales	353	369	429	358	782	727	1,440
2	Net Turnover	3,018	2,621	3,048	2,588	6,066	5,209	10,922
3	Other Income	62	40	118	34	180	74	147
4	Total Expenditure							
	(a) (Increase)/decrease in stock in trade	175	(21)	(136)	(120)	39	(141)	(233)
	(b) Consumption of raw materials/ Purchases (including traded goods)	1,496	1358	1,729	1,432	3,225	2,790	5,809
	(c) Staff cost	139	112	121	114	260	226	455
	(d) Other expenditure	649	705	697	701	1,346	1,406	2,867
5	Interest	34	19	20	21	54	40	65
6	Finance Charge on leased assets	17	18	17	18	34	36	70
7	Depreciation	132	143	135	140	267	283	561
8	Profit before tax and Extraordinary / Exceptional and non recurring items	438	327	583	316	1,021	643	1,475
9	Extraordinary / Exceptional and non recurring Income /(expenses)			-	120	-	120	120
10	Provision for Current Tax	158	63	210	84	368	147	309
11	Provision for Deferred Tax (Asset) / Liability	22	31	22	31	44	62	122
12	Net Profit	258	233	351	321	609	554	1,164
13	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.(excluding shares allotted on 13th October 2006).	249	249	249	249	249	249	249
14	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year							4,682
15	Earnings per share (of Rs. 10 each)							
	Basic	8.95	8.11	12.18	11.17	21.13	19.28	40.29
	Diluted	8.95	8.09	12.18	11.15	21.13	19.24	40.21
16	Aggregate of public shareholding							
	- Number of Shares (In crore)					13.28	13.40	13.40
	- Percentage of Shareholding (%) Without considering the allotment on 13th October 2006 consequent to merger					53.52	53.97	53.97

Indian Petrochemicals Corporation Limited
Registered office : P.O. Petrochemicals
Vadodara - 391346

Notes:

1) The figures for the corresponding periods have been re-stated wherever necessary to make them comparable.

2) In accordance with the accounting Standard 15 (revised 2005)-Employee Benefits issued by the Institute of Chartered Accountants of India effective from 1st April, 2006 the employee benefits mainly on account of leave encashment and gratuity has been accounted by adjusting Rs. 48 crore including for the acquired units employees (net of deferred tax) to the opening balance of revenue reserves as on 1st April, 2006 and Rs 5 crore for the quarter and Rs. 10 crore for the half year as a charge to the Profit and Loss Account.

3) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 1 crore (US$ 0.25 million) and Rs. 2 crore (US$ 0.5 million) for the current quarter/first half of FY 2006-07, respectively and Rs.4 crore (US$ 0.87 million) for the year ended 31st March 2006.

4) The Company is a Petrochemicals manufacturing company. All other activities of the Company revolve around the main business. As such, there are no separate reportable segments, as defined by AS-17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2006 was Rs. 8,465 crore (US$ 1,843 million).

5) The shareholders of Indian Petrochemicals Corporation Limited had approved the scheme of amalgamation of Appollo Fibres Limited, Central India Polyester Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with IPCL with 1st April 2005 as the appointed date. The above scheme has been approved by Hon'ble High court of Gujarat effective from 27th September 2006. Consequent to the above merger 5,24,77,176 additional equity shares of the Company were issued and allotted on 13th October 2006.

6) There were no complaints from Investors pending redressal as on July 1, 2006. 313 complaints were received during the quarter ended September 30, 2006, which were resolved. No investor compliant was pending as on September 30, 2006.

7) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 17th October 2006 approved the above results and its release.

8) The statutory auditors of the Company have carried out a limited review of the results for the half-year ended 30th September 2006.

For Indian Petrochemicals Corporation Limited

S. K. Anand
Whole Time Director
October 17,2006

Document no 8(b)

o/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345. Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

November 23, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind attention:- Shri S. Subramanian
DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Limited Review Report for the quarter ended September 30, 2006

In terms of Clause 41 of the Listing Agreement, we are enclosing the Limited Review Report dated October 17, 2006 of the Unaudited Financial Results for the quarter ended September 30, 2006 given by the Statutory Auditors M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants.

You are requested to take the same on records.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW REPORT OF UNAUDITED FIANACIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the quarter ended 30th September, 2006. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Deloitte Haskins & Sells
Chartered Accountants

(P.R.Barpande)
Partner
Membership No: 15291

Mumbai dated : 17th October, 2006

DELOITTE HASKINS & SELLS
12, Dr. Annie Besant Rd.,
Opp. Shiv Sagar Estate,
Worli, Mumbai-400018.
CHARTERED ACCOUNTANTS

For Charturvedi & Shah
Chartered Accountants

(Rajesh Chaturvedi)
Partner
Membership No: 45882

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Indian Petrochemicals Corporation Limited

Registered office : P.O. Petrochemicals
Vadodara - 391346

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2006

(Rs. in crores except per share data)

Sr.	Particulars	Quarter ended June 30 (Consequent to merger)		Quarter ended September 30		Half year ended September 30		Year ended March 31
		2006	2005	2006	2005	2006	2005	2006 (Audited)
1	Turnover	3,371	2,990	3,477	2,946	6,848	5,936	12,362
	Less: Excise Duty Recovered on Sales	353	369	429	358	782	727	1,440
2	Net Turnover	3,018	2,621	3,048	2,588	6,066	5,209	10,922
3	Other Income	62	40	118	34	180	74	147
4	Total Expenditure							
	(a) (Increase)/decrease in stock in trade	175	(21)	(136)	(120)	39	(141)	(233)
	(b) Consumption of raw materials/ Purchases (including traded goods)	1,496	1358	1,729	1,432	3,225	2,790	5,809
	(c) Staff cost	139	112	121	114	260	226	455
	(d) Other expenditure	649	705	697	701	1,346	1,406	2,867
5	Interest	34	19	20	21	54	40	65
6	Finance Charge on leased assets	17	18	17	18	34	36	70
7	Depreciation	132	143	135	140	267	283	561
8	Profit before tax and Extraordinary / Exceptional and non recurring items	438	327	583	316	1,021	643	1,475
9	Extraordinary / Exceptional and non recurring Income /(expenses)			-	120	-	120	120
10	Provision for Current Tax	158	63	210	84	368	147	309
11	Provision for Deferred Tax (Asset) / Liability	22	31	22	31	44	62	122
12	Net Profit	258	233	351	321	609	554	1,164
13	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.(excluding shares allotted on 13th October 2006).	249	249	249	249	249	249	249
14	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year							4,682
15	Earnings per share (of Rs. 10 each)							
	Basic	8.95	8.11	12.18	11.17	21.13	19.28	40.29
	Diluted	8.95	8.09	12.18	11.15	21.13	19.24	40.21
16	Aggregate of public shareholding							
	- Number of Shares (in crore)					13.28	13.40	13.40
	- Percentage of Shareholding (%)					53.52	53.97	53.97
	Without considering the allotment on 13th October 2006 consequent to merger							

Indian Petrochemicals Corporation Limited
Registered office : P.O. Petrochemicals
Vadodara - 391346

Notes:

1) The figures for the corresponding periods have been re-stated wherever necessary to make them comparable.

2) In accordance with the accounting Standard 15 (revised 2005)-Employee Benefits issued by the Institute of Chartered Accountants of India effective from 1st April, 2006 the employee benefits mainly on account of leave encashment and gratuity has been accounted by adjusting Rs. 48 crore including for the acquired units employees (net of deferred tax) to the opening balance of revenue reserves as on 1st April, 2006 and Rs 5 crore for the quarter and Rs. 10 crore for the half year as a charge to the Profit and Loss Account.

3) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 1 crore (US$ 0.25 million) and Rs. 2 crore (US$ 0.5 million) for the current quarter/first half of FY 2006-07, respectively and Rs.4 crore (US$ 0.87 million) for the year ended 31st March 2006.

4) The Company is a Petrochemicals manufacturing company. All other activities of the Company revolve around the main business. As such, there are no separate reportable segments, as defined by AS-17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th September 2006 was Rs. 8,465 crore (US$ 1,843 million).

5) The shareholders of Indian Petrochemicals Corporation Limited had approved the scheme of amalgamation of Appollo Fibres Limited, Central India Polyester Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with IPCL with 1st April 2005 as the appointed date. The above scheme has been approved by Hon'ble High court of Gujarat effective from 27th September 2006. Consequent to the above merger 5,24,77,176 additional equity shares of the Company were issued and allotted on 13th October 2006.

6) There were no complaints from Investors pending redressal as on July 1, 2006. 313 complaints were received during the quarter ended September 30, 2006, which were resolved. No investor compliant was pending as on September 30, 2006.

7) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 17th October 2006 approved the above results and its release.

8) The statutory auditors of the Company have carried out a limited review of the results for the half-year ended 30th September 2006.

For Indian Petrochemicals Corporation Limited

S. K. Anand
Whole Time Director
October 17,2006

O/C
Document No 9 (a)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele.: (0265) 3067361
Fax : (0265) 3067333

December 08, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Fax No. 2272 2037/2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Fax No. 2659 8237 / 38

Dear Sir,

Sub : Chairman's Statement

Copy of the Chairman's Statement at the 37th Annual General Meeting of the Company held on Saturday, December 2, 2006 at 2.00 p.m. at the Company's R & D Auditorium, P.O. Petrochemicals, Vadodara 391 346, is enclosed for your records.

Thanking you,

Yours faithfully
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl: As above

BOMBAY STOCK EXCHANGE ... INSPECTION ... VERIFIED ... 8/12/06

Document 11(a)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

October 17, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attention:- Shri Bhushan Mokashi-DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Closure of Register of Members and Share Transfer Books for Annual General Meeting

We wish to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from Monday, the November 27, 2006 to Saturday, the December 2, 2006 (both days inclusive) for the purpose of Annual General Meeting of the Company proposed /scheduled to be held on December 2, 2006.

The above information may kindly be notified to the members of your stock exchange.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg
Central Depository Services (India) Limited
National Securities Depository Limited

NSE
18 OCT 2006
Contents not Verified

Document 11(b)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

BOMBAY ... CON... SIGN... DATE 18/10/06 11:49

October 17, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attention:- Shri Bhushan Mokashi-DCS-CRD
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Closure of Register of Members and Share Transfer Books for Annual General Meeting

We wish to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from Monday, the November 27, 2006 to Saturday, the December 2, 2006 (both days inclusive) for the purpose of Annual General Meeting of the Company proposed /scheduled to be held on December 2, 2006.

The above information may kindly be notified to the members of your stock exchange.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

SR

Shashikala Rao
Deputy Company Secretary

~~Encl.: As above~~ O/c

Copy to :

Luxembourg Stock Exchange, Luxembourg
Central Depository Services (India) Limited
National Securities Depository Limited

O/C   Document 12 (a)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

RECEIVED

October 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G, Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236, Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri Ajith Sawant
Ph:- 22721234, Fax:- 22722037

Sir,

Sub: Clause 47(C) of the Listing Agreement – Quarterly Compliance Report - September 30, 2006

In terms of Clause 47 (c) of the Listing Agreement, we hereby submit a Certificate from by M/s. D. Pathak & Associates, Practising Company Secretaries, Vadodara for the quarter ended September 30, 2006 for your information and records

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to:

Luxembourg Stock Exchange, Luxembourg

Encl.: As above

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE.........12.10.06

D PATHAK & ASSOCIATES
PRACTISING COMPANY SECRETARIES
204/5, GARDEN VIEW, NEAR KAMATI BAUG CIRCLE, SAYAJIGUNJ, VADODARA-390 005.
REGD. TRADEMARK AGENT

TEL/FAX : 0265-2362718
PHONE : 0265-2362962 (R) 2562158
E-mail : maildeveshpathak@rediffmail.com

Devesh A. Pathak
B.Com., LL.B., F.C.S.

INDIAN PETRO CHEMICALS CORPORATION LIMITED
P.O. Petrochemicals,
Dist.: Vadodara- 391 346,
Vadodara- 390007.

CERTIFICATE

I have examined all relevant Books, Registers, Forms, Documents and Papers of INDIAN PETROCHEMICALS CORPORATION LIMITED (the Company) produced before me for the purpose of issuing the Certificate under Sub-Clause (C) of Clause 47 of Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief where necessary for the purpose of my certification, I hereby Certify that in my opinion and to the best of my information and belief, the Company through its Registrars and Share Transfer Agents, KARVY COMPUTERSHARE PRIVATE LIMITED of 46, Avenue 4, Street No. 1, Banjara Hills, Hydrabad 500 034 has in respect of the half year ended on 30th September, 2006, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

For D. Pathak & Associates
Practising Company Secretaries

Date: 10th October, 2006
Place: Vadodara

Devesh A. Pathak
Sole Proprietor
FCS No. : 4559
COP No. : 2306

Document 12 (b)

o/c

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Contents not Verified

October 12, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G, Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236, Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri Ajith Sawant
Ph:- 22721234, Fax:- 22722037

Sir,

Sub: Clause 47(C) of the Listing Agreement – Quarterly Compliance Report - September 30, 2006

In terms of Clause 47 (c) of the Listing Agreement, we hereby submit a Certificate from by M/s. D. Pathak & Associates, Practising Company Secretaries, Vadodara for the quarter ended September 30, 2006 for your information and records

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Copy to:

Luxembourg Stock Exchange, Luxembourg

Encl.: As above

NSEIL
12 OCT 2006
Contents not Verified

D PATHAK & ASSOCIATES

PRACTISING COMPANY SECRETARIES

204/5, GARDEN VIEW, NEAR KAMATI BAUG CIRCLE, SAYAJIGUNJ, VADODARA-390 005.

REGD. TRADEMARK AGENT

TEL/FAX : 0265-2362718
PHONE : 0265-2362962 (R) 2562158
E-mail : maildeveshpathak@rediffmail.com

Devesh A. Pathak
B.Com., LL.B., F.C.S.

INDIAN PETRO CHEMICALS CORPORATION LIMITED
P.O. Petrochemicals,
Dist.: Vadodara- 391 346,
Vadodara- 390007.

CERTIFICATE

I have examined all relevant Books, Registers, Forms, Documents and Papers of INDIAN PETROCHEMICALS CORPORATION LIMITED (the Company) produced before me for the purpose of issuing the Certificate under Sub-Clause (C) of Clause 47 of Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief where necessary for the purpose of my certification, I hereby Certify that in my opinion and to the best of my information and belief, the Company through its Registrars and Share Transfer Agents, KARVY COMPUTERSHARE PRIVATE LIMITED of 46, Avenue 4, Street No. 1, Banjara Hills, Hydrabad 500 034 has in respect of the half year ended on 30th September, 2006, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

For D. Pathak & Associates
Practising Company Secretaries

Date: 10th October, 2006
Place: Vadodara

Devesh A. Pathak
Sole Proprietor
FCS No. : 4559
COP No. : 2306

D. PATHAK & ASSOCIATES COMPANY SECRETARIES

Document no 13 (4)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

Bombay Stock Exchange Limited,
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai – 400 001.

October 3, 2006

Kind Attention: Mr. Rajesh Gandhi

Dear Sir,

Sub: Application for Listing of Equity Shares of Indian Petrochemicals Corporation Limited pursuant to the Scheme of Amalgamation

The Hon'ble High Court of Judicature of Gujarat at Ahmedabad has by its Order dated August 18, 2006 sanctioned the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company/ IPCL") The said Order was filed with the Office of the Register of Companies, Gujarat at Ahmedabad on September 27, 2006. The Scheme has therefore become effective from September 27, 2006.

In terms of the Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company, IPCL is required to issue and allot equity shares of Rs. 10/- each, credited as fully paid-up to the shareholders of the Transferor Companies who are shareholders of the respective Transferor Companies as on the Record date i.e. October 12, 2006 fixed for that purpose, in accordance with the Share Exchange Ratio as under:

Sr. No.	Exchange Ratio
01	1 (one) equity share of IPCL for every 25 (twenty five) equity shares of Appollo Fibres Limited
02	1 (one) equity share of IPCL for every 23 (twenty three) equity shares of Central India Polyesters Limited
03	1 (one) equity share of IPCL for every 28 (twenty eight) equity shares of India Polyfibres Limited
04	1 (one) equity share of IPCL for every 28 (twenty eight) equity shares of Orissa Polyfibres Limited
05	1 (one) equity share of IPCL for every 34 (thirty four) equity shares of Recron Synthetics Limited
06	1 (one) equity share of IPCL for every 38 (thirty eight) equity shares of Silvassa Industries Private Limited

BOMBAY STOCK EXCHANGE LTD.
MUMBAI
Received On
03 OCT 2006
6.30pm
Dept. of Corporate Services

Received 2 files alongwith chq No 194931 dated 28/9/2006 for Rs. 39,750/-

Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

In terms of the Scheme, the equity shares issued to the shareholders of the Transferor Companies are required to be listed and admitted to trading on the Bombay Stock Exchange Limited ("BSE") and National Stock Exchange of India Limited ("NSE"). We are enclosing the application for listing of equity shares of the Company at your stock exchange with the required enclosures.

We request you to give your "in-principle" approval pursuant to clause 24 (f) of the Listing Agreement for listing of the new equity shares of the Company, to enable us to effect electronic credit of equity shares, where applicable, immediately after the Record Date. As regards information of details / particulars of the equity shareholders as on Record Date and on allotment, we hereby undertake :

1) To submit the necessary information of physical and electronic shareholding after the Record Date;

2) To submit details of allotment;

3) To submit the details of dispatch of Share Certificates to shareholders holding shares in physical form;

4) To submit details of electronic credit to the shareholders holding shares in electronic form;

We are also enclosing Profile of the Directors of IPCL, in the prescribed format (Attached as Annexure 'B').

If you need any further information/clarification, you may kindly contact the undersigned.

Thanking You,

Yours faithfully
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Document No 13 (b)

indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 306736
Fax : (0265) 3067333

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza
Bandra Kurla Complex
Bandra (East)
Mumbai – 400 051

October 3, 2006

Dear Sir,

Sub: Application for Listing of Equity Shares of Indian Petrochemicals Corporation Limited pursuant to the Scheme of Amalgamation

The Hon'ble High Court of Judicature of Gujarat at Ahmedabad has by its Order dated August 18, 2006 sanctioned the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited (collectively the "Transferor Companies") with Indian Petrochemicals Corporation Limited (the "Transferee Company/ IPCL") The said Order was filed with the Office of the Register of Companies, Gujarat at Ahmedabad on September 27, 2006. The Scheme has therefore become effective from September 27, 2006.

In terms of the Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company, IPCL is required to issue and allot fully paid up equity shares of Rs. 10/- each, to the shareholders of the Transferor Companies as on the Record date i.e. October 12, 2006 fixed for that purpose, in accordance with the Share Exchange Ratio as under:

Sr, No.	Exchange Ratio
01	1 (one) equity share of IPCL for every 25 (twenty five) equity shares of Appollo Fibres Limited
02	1 (one) equity share of IPCL for every 23 (twenty three) equity shares of Central India Polyesters Limited
03	1 (one) equity share of IPCL for every 28 (twenty eight) equity shares of India Polyfibres Limited
04	1 (one) equity share of IPCL for every 28 (twenty eight) equity shares of Orissa Polyfibres Limited
05	1 (one) equity share of IPCL for every 34 (thirty four) equity shares of Recron Synthetics Limited
06	1 (one) equity share of IPCL for every 38 (thirty eight) equity shares of Silvassa Industries Private Limited.

Received
4/10/06

NSEIL
04 OCT 2006
Contents not Verified

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

In terms of the Scheme, the equity shares issued to the shareholders of the Transferor Companies are required to be listed and admitted for trading on the Bombay Stock Exchange Limited ("BSE") and National Stock Exchange of India Limited ("NSE"). We are enclosing the application for listing of equity shares of the Company at your stock exchange along with the required enclosures.

We request you to grant "in-principle" approval pursuant to clause 24 (f) of the Listing Agreement for listing of the new equity shares of the Company, to enable us to effect electronic credit of equity shares, where applicable, immediately after the Record Date.

We are enclosing the documents/details as required in the prescribed format of Part V.

If you need any further information/clarification, you may kindly contact the undersigned.

Thanking You,

Yours faithfully
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Document No 14(a)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

October 16, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai – 400 001

Kind Attention: Ms. Anupam Jha

Dear Madam,

Sub: Application for Listing of 5,24,77,176 Equity Shares of Indian Petrochemicals Corporation Limited pursuant to the Scheme of Amalgamation

This is in continuation of our Listing Application dated October 03, 2006.

We would like to inform you that we have allotted 5,24,77,176 equity shares of Rs. 10/- each of the Company pursuant to the Scheme of Amalgamation.

Some information/documents were pending as it could be only submitted after the Record date/allotment. Please find enclosed Annexure A which describes your requirements vis-à-vis our submissions.

We wish to inform you that the Company has completed despatch of Share certificates to the allottees entitled to receive the shares in physical form. The despatch completion certificate issued by Karvy Computeshare Private Limited is attached for your perusal and records.

We hope that the above documents will satisfy your requirements. We request you to grant your approval for listing of these shares to enable us to credit beneficiaries accounts who hold shares in electronic form.

If you need any further information/clarification, you may kindly contact the undersigned.

Thanking You,

Yours faithfully
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl. : a/a

Document No 14 (b)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P. O. Petrochemicals Township.
Dist. Vadodara - 391 345, Gujarat-India

Tele. : (0265) 3067361
Fax : (0265) 3067333

October 16, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza
Bandra Kurla Complex
Bandra (East)
Mumbai – 400 051

Dear Sir,

Sub: Application for Listing of 5,24,77,176 Equity Shares of Indian Petrochemicals Corporation Limited pursuant to the Scheme of Amalgamation

This is in continuation of our Listing Application dated October 03, 2006.

We would like to inform you that we have allotted 5,24,77,176 equity shares of Rs. 10/- each of the Company pursuant to the Scheme of Amalgamation.

Some information/documents were pending as it could be only submitted after the Record date/allotment. Please find enclosed Annexure A which describes your requirements vis-à-vis our submissions.

We wish to inform you that the Company has completed despatch of Share certificates to the allottees entitled to receive the shares in physical form. The despatch completion certificate issued by Karvy Computeshare Private Limited is attached for your perusal and records.

We hope that the above documents will satisfy your requirements. We request you to grant your approval for listing of these shares to enable us to credit beneficiaries accounts who hold shares in electronic form.

If you need any further information/clarification, you may kindly contact the undersigned.

Thanking You,

Yours faithfully
For Indian Petrochemicals Corporation Limited

Shashikala Rao
Deputy Company Secretary

Encl. : a/a

Documents Received by
Rahul P Sahasrabuddhe
at 7 30 pm on 16/10/06

Document No 15 (a)

[illegible]
CORPORATE OFFICE
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

October 25, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub:- Trading permission for Equity Shares

We refer to your letter dated October 17, 2006 granting In-principle approval for listing. As required, we are enclosing the following:

1. Copy of letter dated October 17, 2006 from the National Stock Exchange of India Limited granting in principle listing approval.
2. Copy of letter received from National Securities Depository Limited dated October 19, 2006 confirming completion of electronic credit as well as confirmation for lock-in in respect of 86,48,032 equity shares for the period of 3 years from the date of listing at BSE.
3. Copy of letter received from Central Depository Services of (India) Limited dated October 19, 2006 confirming completion of electronic credit.
4. Confirmation from Karvy Computershare Private Limited (RTA) in respect of dispatch of shares issued in physical form.
5. Confirmation from the Auditors in respect of lock-in of 86,48,032 equity shares for the period of 3 years from the date of listing at BSE.
6. Confirmation from Karvy Computershare Private Limited (RTA) in respect of credit of shares with the depositories for shares issued in electronic form.

We request you to please grant us the trading permission for 5,24,77,176 equity shares allotted under the Scheme.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao

Deputy Company Secretary

Enc: a/a

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE

Document 15 (h)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE
P. O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat-India

Tele ...
Fax (0265) 2067...

October 25, 2006

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

Sir,

Sub:- Trading permission for Equity Shares

We refer to your letter dated October 17, 2006 granting In-principle approval for listing. As required, we are enclosing the following:

1. Copy of letter dated October 17, 2006 from the Bombay Stock Exchange Limited granting in principle listing approval.
2. Copy of letter received from National Securities Depository Limited dated October 19, 2006 confirming completion of electronic credit as well as confirmation for lock-in in respect of 86,48,032 equity shares for the period of 3 years from the date of listing at BSE.
3. Copy of letter received from Central Depository Services of (India) Limited dated October 19, 2006 confirming completion of electronic credit.
4. Confirmation from Karvy Computershare Private Limited (RTA) in respect of dispatch of shares issued in physical form.
5. Confirmation from the Auditors in respect of lock-in of 86,48,032 equity shares for the period of 3 years from the date of listing at BSE.
6. Confirmation from Karvy Computershare Private Limited (RTA) in respect of credit of shares with the depositories for shares issued in electronic form.

We request you to please grant us the trading permission for 5,24,77,176 equity shares allotted under the Scheme.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Jegan
For Shashikala Rao

Deputy Company Secretary

Enc: a/a

NSEIL
26 OCT 2006
Contents not Verified

Document 16 (a)

KARVY

Karvy Computershare Private Limited

KCPL/IPCL/MERGER/2/2006

October 18, 2006

To

Ms Shashikala Rao
Dy. Company Secretary
Indian Petrochemicals Corporation Limited
Mumbai.

Madam,

Sub. : Despatch of Merger Share Certificates of Indian Petrochemicals Corporation Limited (IPCL).

We hereby confirm that, 197617 number of share holders were holding 745011 number of shares in physical form as on the record date and the relevant share certificates have been dispatched to the respective share holders on 16th Oct. 2006.

This is for your kind information and records.

Thanking you,

Yours faithfully,
for Karvy Computershare Private Limited

S. Venkatachalam
General Manager

"KARVY HOUSE"
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad - 500 034
Andhra Pradesh, India
TEL : 91 40 23312454/23320751/752/251
FAX : 91 40 23311968,23323049
E-mail : mailmanager@karvy.com
www.karvycomputershare.com

Document 16(b)

Karvy Computershare Private Limited

KCPL/IPCL/MERGER/3/2006

October 26, 2006

To

Ms Shashikala Rao
Dy. Company Secretary
Indian Petrochemicals Corporation Limited
Mumbai.

Madam,

Sub. : Despatch of Merger Share Certificates of Indian Petrochemicals Corporation Limited (Rejections).

We hereby confirm that, 14 number of share holders were holding 993 number of shares whose physical to electronic requests were rejected and the physical share certificates pertaining to these 14 shareholders were dispatched on 26th Oct, 2006.

This is for your kind information and records.

Thanking you,

Yours faithfully,
for Karvy Computershare Private Limited

S. Venkatachalam
General Manager

EMPOWERING INVESTORS
A SEBI Initiative

"KARVY HOUSE"
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad - 500 034
Andhra Pradesh, India
TEL : 91 40 23312454/23320751/752/251
FAX : 91 40 23311968,23323049
E-mail : mailmanager@karvy.com
www.karvycomputershare.com

Document 17 (a)

Central Depository Services (India) Limited

RECEIVED

CDSL/OPS/ANM/2006-07/CA-46817-18,46820-21 October 19, 2006

The Company Secretary
Indian Petrochemicals Corporation Limited
P.O. Petrochemicals Township,
Vadodara – 391 346. **Gujarat**

Dear Sir,

Re.: Allotment of shares pursuant to scheme of amalgamation.

This is to inform you that the file uploaded by your Registrar and Transfer Agents **Karvy Computershare Private Limited,** has been successfully processed at **Central Depository Services (India) Limited.** The details of the same are as under:

CA Seq No.	ISIN	Type of Securities	Effective Date	No. of Records	No. of Securities
46817	Debit INE496A01020	Central India Polyester Ltd-Equity Shares After Reduction	19.10.2006	3631	11700724
	Credit INE006A01019	Indian Petrochemicals Corporation Limited	19.10.2006	3631	507410
46818	Debit INE860C01015	India Polyfibres Ltd – Equity Shares	19.10.2006	2138	1955922
	Credit INE006A01019	Indian Petrochemicals Corporation Limited	19.10.2006	2138	68816
46821	Debit INE760H01016	Silvassa Industries Pvt Ltd – Equity Shares	19.10.2006	2	310500000
	Credit INE006A01019	Indian Petrochemicals Corporation Limited	19.10.2006	2	8171052
46820	Debit INE616A01023	Recron Synthetics Ltd – Post Capital Reduction	19.10.2006	10817	12570920
	Credit INE006A01019	Indian Petrochemicals Corporation Limited	19.10.2006	10817	363663

Thanking you.
Yours faithfully,
for **Central Depository Services (India) Limited**

Tara Ajit
Dy Manager – Operations

Cc to Karvy Computershare Private Limited

INDIAN PETROCHEMICALS CORP. LTD. 25-10-06

Central Depository Services (India) Limited

CDSL/OPS/ANM/2006-07/CA-46975 October 19, 2006

The Company Secretary
Indian Petrochemicals Corporation Limited
P.O. Petrochemicals Township,
Vadodara – 391 346. **Gujarat**

Dear Sir,

Re.: Allotment of shares pursuant to scheme of amalgamation (Option Cases).

This is to inform you that the file uploaded by your Registrar and Transfer Agents **Karvy Computershare Private Limited,** has been successfully processed at **Central Depository Services (India) Limited.** The details of the same are as under:

CA Seq No.	ISIN	Type of Securities	Effective Date	No. of Records	No. of Securities
46975	Credit INE006A01019	Indian Petrochemicals Corporation Limited	19.10.2006	4	8

Thanking you.

Yours faithfully,
for **Central Depository Services (India) Limited**

Tara Ajit
Dy Manager – Operations

Cc to Karvy Computershare Private Limited

INDIAN PETROCHEMICALS CORP LTD.
25-10-06

Regd. Office : Phiroze Jeejeebhoy Towers, 17th Floor, Dalal Street, Fort, Mumbai - 400 001.
Phone : 91-22-2272 3333 • Fax : 91-22-2272 3199
Website : www.cdslindia.com

DOCUMENT 17(b)

National Securities Depository Ltd.

4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013

MAPIN UIN - 100000018, Tel: 91-22-2499 4200, Fax : 91-22-2497 2993 / 2497 6351, e-mail : info@nsdl.co.in

Ref. : II/CA/COM/35067/2006

October 19, 2006

Ms. Shashikala Rao
Deputy Company Secretary
Indian Petrochemicals Corporation Limited
P.O. Petrochemicals Township
Dist Vadodara
Gujarat - 391 345

Sub. : **Amalgamation (option cases)**

Madam,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	*ISIN Description*	*D/C*	*Records*	*Quantity*	*Execution Date*	*Lock-in Release Date*
INE006A01019	INDIAN	CREDIT	1	2,164,416.000	19/10/2006	20/10/2009
	PETROCHEMICALS					
	COR EQ					
INE006A01019	INDIAN	CREDIT	117	11,580,695.000	19/10/2006	
	PETROCHEMICALS					
	COR EQ					

You may contact your R&T Agent/Registry Division for further details in this regards.

Yours faithfully,

Tejas Desai
Asst. Vice President

Visit our website at www.nsdl.co.in

National Securities Depository Ltd.
4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
MAPIN UIN - 100000018, Tel: 91-22-2499 4200, Fax : 91-22-2497 2993 / 2497 6351, e-mail : info@nsdl.co.in

Ref. : II/CA/COM/3794/2006

October 19, 2006

Ms. Shashikala Rao
Deputy Company Secretary
Indian Petrochemicals Corporation Limited
P.O. Petrochemicals Township
Dist Vadodara
Gujarat - 391 345

Sub. : **Amalgamation**

Madam,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	*ISIN Description*	*D/C*	*Records*	*Quantity*	*Execution Date*	*Lock-in Release Date*
INE006A01019	INDIAN PETROCHEMICALS COR EQ	CREDIT	1	6,483,617.000	19/10/2006	20/10/2009
INE006A01019	INDIAN PETROCHEMICALS COR EQ	CREDIT	83554	22,391,495.000	19/10/2006	-

You may contact your R&T Agent/Registry Division for further details in this regards.

Yours faithfully,

Tejas Desai
Asst. Vice President

CHAIRMAN'S STATEMENT

Thirty-Seventh Annual General Meeting
Saturday, 2nd December 2006
Vadodara

Indian Petrochemicals Corporation Limited

P. O. Petrochemicals, Vadodara - 391 346, India

Dear Shareowners,

Good Afternoon.

A very warm welcome to the Annual General Meeting of your company.

It gives me immense pleasure to welcome all of you to this thirty-seventh Annual

General Meeting of Indian Petrochemicals Corporation Limited (IPCL).

The Company's accounts for the year ended March 31, 2006, along with the Directors' and Auditors' report, have already been circulated to you.

As we stand here at the end of 2006, we are facing a future full of hopes and opportunities.

These hopes and opportunities when fully realized will enable India to become an economic superpower within the next two decades.

India is standing at the threshold of a billion opportunities.

It is witnessing an unprecedented growth in every aspect of business.

India's economic juggernaut continues to roll on as all economic indicators indicate robust and strong fundamentals.

In this exciting scenario, IPCL is poised to cement and sustain its position as a leader in petrochemicals business.

1. Overview

For IPCL, the year 2005-06 marks four years of operations under the management of Reliance.

These four years have been path breaking in several aspects.

Initiatives have been introduced to increase capacity utilization, improve integration, reduce operating costs and improve financial management.

These have enhanced overall productivity and efficiency.

These measures have also resulted in continuous improvement in financial and operating performance on a year on year basis.

In 2005-06, the turnover of your company crossed the USD 2 billion mark for the first time.

The net profit of IPCL crossed the Rs. 1,000 crore mark for the first time since inception.

This is truly a remarkable achievement.

The focus to enhance capital, operational and human productivity has been the key to this achievement.

Additionally, IPCL has enhanced its international competitiveness.

Just to place these achievements in the right context, let me compare this with the figures in 2001-02.

This year, our revenues are Rs.12,362 crore (US$ 2,771 million) as against Rs. 5,527 crore in 2001-02 an increase of 123 % in four years.

The net profit for this year is Rs. 1,164 crore as compared to Rs.107 crore in 2001-02 an increase of 987 % in four years.

The market capitalization of IPCL as on date is over Rs.8,404 crore as against Rs.2,073 crore as on March 31, 2002.

This translates to a growth by 305 % in just over four and a half years.

An addition of over Rs.6,330 crore to shareholders' wealth is a remarkable achievement in just a short time.

This is just an indication of the immense potential of IPCL as well as the opportunities ahead for your company.

2. Operating Performance

Friends,

IPCL continues to display significant growth in competitive circumstances.

In 2005-06, raw material prices for petrochemical products increased significantly led by higher crude oil and natural gas prices.

Margins for petrochemicals were affected by higher natural gas, naphtha and propane prices.

However, strong economic conditions coupled with a robust growth in the downstream industry enabled petrochemical manufacturers to partially pass the impact of higher raw material costs to its consumers.

Operating rates of ethylene crackers continued to be high globally due to sustained demand and lack of new capacities.

This is expected to continue in the short to medium term.

IPCL is well positioned to benefit from the sustained cyclical upswing in order to deliver superior returns to its shareholders.

One of the key efforts of IPCL under Reliance's stewardship has been to enhance manufacturing efficiency and performance.

Continuing efforts ensured that IPCL's manufacturing complexes at Vadodara and Nagothane achieved the same high level of production as in 2004-05.

The Gandhar Complex recorded an increase of 10% in production of major products.

As a consequence, IPCL's total production for the year was at 5,772 KTA, including the production from the merged polyester facilities.

Energy, which forms the second largest cost element in petrochemical operations continued to be an area of continuous improvement.

The combined energy index of IPCL's Vadodara, Nagothane and Gandhar complexes decreased by 2 % due to improvement in fuel efficiency.

The Company continues to provide greater importance for utilisation of renewable energy resources like Wind Energy

3. Integration of Polyester Companies

In the current financial year, IPCL completed a successful merger of six polyester companies with itself.

The following six polyester companies have been amalgamated with IPCL:

- Appollo Fibres Limited (AFL)
- Central India Polyesters Limited (CIPL)
- India Polyfibres Limited (IPL)
- Orissa Polyfibres Limited (OPL)
- Recron Synthetics Limited (RSL)
- Silvassa Industries Private Limited (SIPL)

The successful merger provides a new platform of growth.

This will provide IPCL with an opportunity to further integrate the value chain in its existing business and create superior and sustainable value.

This merger enables IPCL to integrate its inorganic pursuits on one platform.

These companies can further add tremendous value for its customers and wealth for its stakeholders.

The amalgamation of the six polyester companies marks the entry of IPCL in the polyester sector.

I take this opportunity to welcome the shareholders of these companies into the IPCL family.

I am also happy to say that shares have been issued to our new shareholders in a record time from the effective date of the merger.

The consolidated production of all the six units during 2005-06 was 392 KT - 91 % of the installed capacity.

In 2005, the global polyester production increased to 41 MMT - a growth of 8 %.

The major growth impetus continues to come from China and India.

China and India continue their relentless march of becoming the global hubs for production of polyester fibre and yarn contributing over 65 % of the global capacity.

The low per capita consumption in India offers huge growth opportunity in this sector for the future.

4. Financial Performance

Financial management continues to be one of the focus areas of IPCL.

Capital productivity through an appropriate capital structure and efficient management of capital charges is being continuously practised.

This is especially true of capital intensive industries like petrochemicals.

The long term debt of IPCL as on March 31, 2006 stood at Rs.1,136 crore.

Of this, 42 % represented foreign currency denominated debt.

IPCL's gross debt equity ratio including long term and short term debt stood at 0.33 as on March 31, 2006.

IPCL's long term debt is rated "AAA" by Crisil.

The conservative capital structure coupled with a net worth of over US$ 1 billion is an indication of the Company's excellent financial health.

5. Export Performance

IPCL continued to sustain its export performance.

During the year, IPCL exported Rs.1,685 crore of manufactured products.

Exports today accounts for 15 % of total sales.

6. Enterprise Development

Friends

IPCL continues to focus on significant initiatives aimed at increasing efficiency and enhancing its quality and service levels.

These initiatives cutting across the organization is focused on the domains of quality management, information technology, health, safety and environment and research and development.

IPCL's focus on quality and service is reflected in the Company's ability to export a wide range of its products to various countries in the present competitive market environment.

The Company continues to maintain ISO-9001-2000 certification for all its businesses and services at Vadodara and Nagothane complexes.

An Integrated Management Systems (IMS) consisting of ISO-9001-2000, ISO-14001-2004 and OHSAS-18001-1999 is in place in Nagothane.

ISO-14001-2004 certification is being maintained at Vadodara.

IMS implementation at Gandhar and Vadodara are in full swing and expected to be completed in the next few weeks.

The polyester units have also maintained ISO-9001-2000 and ISO-14001-2004 certification.

IPCL has initiated Six Sigma initiatives at all its manufacturing locations and associated services for operational excellence.

As a part of the journey to safety excellence, Du Pont has been engaged for consulting and implementation assistance for Asset Integrity and Process Safety and Risk Assessment Study of LAB and ACN plants of the Baroda Complex.

The experience gained from this study will be gainfully used by all manufacturing sites.

All these efforts have resulted in improved safety performance of the Company.

IPCL has also implemented a novel environmental rating (Green Card) system for all the plants at Vadodara and Gandhar to integrate manufacturing with environment.

IPCL has continued to focus on the development of advanced technologies in strategic business areas and niche products through innovative approaches.

Our focus on R&D has allowed us to develop several new products during the course of the year.

These products will not only enhance IPCL's position in the Indian market but will also open up new opportunities in the global arena.

Research & Development is making efforts to develop degradable polyolefin's and materials through renewable resources.

A major breakthrough in catalyst technology was achieved by commercializing **RELOX catalyst** and process for nitrogen purification.

The work and efforts of our R&D team has been widely acknowledged.

I am happy to announce that in true recognition of the talent in your company, IPCL has been granted a US Patent on a catalyst to selectively produce various co-monomers from ethylene.

This is a testimony to the stress that IPCL lays on knowledge and its ability to innovate at the highest levels of product development.

I am sure that in the coming years this will become a regular trend in the company.

A new generation of **Butene-1 catalyst** has been successfully introduced at Nagothane complex with enhanced productivity.

The modern Catalysts Manufacturing Facility at Nagothane is geared up for the introduction of several new petrochemical catalysts.

7. New Expansions

Friends,

Growth is an imperative for enterprise success.

We are constantly scouting for and evaluating new opportunities of growth that will propel IPCL to the next higher orbit.

Expansion projects with strong cost-benefit ratio were initiated with a view to further enhance capital productivity.

In this direction IPCL initiated and completed and commissioned several expansion projects.

- Expansion of the existing Benzene plant at Baroda by 14,000 tonnes per annum and Poly Butadiene Rubber Plant II by 10,000 tonnes per annum.
- Installation of LAB define unit at Baroda to improve the quality and productivity by 2,500 tonnes per annum.

Apart from these several more expansion schemes are in progress which will greatly benefit IPCL in the coming years.

They are:

- Increase in the Baroda Cracker capacity by 12,000 tonnes per year of ethylene.

- Increase in Poly Butadiene Rubber Plant-I capacity by 6,000 tonnes per annum.
- Installation of fourth spinning machine in Dry Spun Acrylic Fibre Plant in Baroda. This will increase the capacity by 6,000 tonnes per annum.
- Increasing gas processing capacity in EPRU at Gandhar from 9 to 11 mmscmd.
- Increase in Gas Cracker capacity at Gandhar by 65,000 tonnes per annum of ethylene.

In addition to all this IPCL has taken up the expansion of the MEG plant by 20,000 tonnes per annum at Gandhar.

All these projects will have a total outlay of around Rs 350 crore and will be completed within the next year.

8. Human Capital

IPCL recognizes its employees as its prime and critical resource.

This attained more focus and significance with increasing exposure to knowledge based processes.

IPCL continued its efforts towards development of its human resources in the areas of knowledge, skills, behavioural and managerial competencies.

During the year, about 4.5 lakh man-hours of training was imparted through large number of in-house programmes and external nominations.

The Human Resources processes and systems are being geared up for business focus and competency driven performance to keep the units competitive in the business environment.

9. Community Welfare

Corporate Social Responsibility is an integral part of IPCL's organizational vision.

IPCL continued its tradition of continuous interaction with the people and communities in its milieu and with the underprivileged sections of the society.

IPCL, during the year, pursued several initiatives in the domains of education, healthcare, employment generation, skill-enhancement, women's empowerment and infrastructure development.

During the course of the year we were faced with the challenge of tackling devastating floods at our Nagothane site.

Each and every member of the IPCL team displayed immense courage and ability to not only minimize the impact of the floods within the site but also worked tirelessly to ensure the safety of the communities around our location.

Corporate Social Responsibility is a core part of our overall organization goal.

We are fully committed to making a meaningful and positive impact on society.

10. Awards and Recognition

In pursuit of our mission for environmental excellence, IPCL continues to pay full attention towards improvement of ecology and environment.

During the year, the Vadodara complex was awarded the Runner-up National Award for Excellence in Energy Management by CII.

The Vadodara Complex also won the Award for Excellence in Natural Gas Conservation in Petrochemical Sector by Gas Authority of India.

The Gandhar complex was awarded the National Energy Conservation Award by Ministry of Power (Government of India).

The prestigious award was presented to the company by His Excellency A P J Abdul Kalam, President of India.

The Vadodara Complex was bestowed with the Runner-up Award for Best House Keeping by the Vadodara Productivity Council.

IPCL has won the National Award for the DSIR National Award for in-house R&D effort in Industry (Chemicals & Allied Industries) for development of Zeolite based super selective catalyst and process for manufacture of Para-diethyl Benzene.

IPCL also won the Golden Peacock Award for Innovative Technology Development for PDEB process by the Institute of Directors, New Delhi.

11. Outlook for the Future

Friends

Today we have an enormous opportunity ahead of us.

The whole world is looking at us.

India is currently on the threshold of an exciting journey of realizing its immense potential.

Reliance as a group is deeply involved in this exhilarating and exciting process.

It is poised to emerge as a vital catalyst and change agent in transforming India into a new economic superpower.

IPCL, as a part of the Reliance family, shares the same excitement.

It is firmly committed to enhance its reputation as a global leader in the petrochemicals space.

I am certain we will accomplish this feat and further embellish our reputation as leaders in our domain.

IPCL will continue to stress on productivity for greater competitiveness.

At the same time it will drive several knowledge led initiatives to ensure it is at the cutting edge of progress.

12. Acknowledgements.

On this optimistic note I would like to thank all investors, bankers, lenders, suppliers and customers of IPCL for continuing to wholeheartedly support the company.

I thank the Governments of the States of Gujarat, Maharashtra, Uttar Pradesh, Orissa and Punjab as well as the Government of India for their exemplary support.

I would also like to thank all employees of IPCL for their diligence and dedication.

I thank all my colleagues on the Board of Directors for their support and encouragement.

Thank you once again my dear shareowners.

December 2, 2006
Vadodara

Mukesh Ambani
Chairman

Note: This does not purport to be a record of the proceedings of 37th Annual General Meeting of the Company.

O/C

Document No 9 (h)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 3067361
Fax : (0265) 3067333

December 08, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Fax No. 2272 2037/2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Fax No. 2659 8237 / 38

Dear Sir,

Sub : Chairman's Statement

Copy of the Chairman's Statement at the 37th Annual General Meeting of the Company held on Saturday, December 2, 2006 at 2.00 p.m. at the Company's R & D Auditorium, P.O. Petrochemicals, Vadodara 391 346, is enclosed for your records.

Thanking you,

Yours faithfully
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl: As above

NSEIL
08 DEC 2006
Contents not Verified

CHAIRMAN'S STATEMENT

Thirty-Seventh Annual General Meeting
Saturday, 2nd December 2006
Vadodara

Indian Petrochemicals Corporation Limited

P. O. Petrochemicals, Vadodara - 391 346, India

Dear Shareowners,

Good Afternoon.

A very warm welcome to the Annual General Meeting of your company.

It gives me immense pleasure to welcome all of you to this thirty-seventh Annual

General Meeting of Indian Petrochemicals Corporation Limited (IPCL).

The Company's accounts for the year ended March 31, 2006, along with the Directors' and Auditors' report, have already been circulated to you.

As we stand here at the end of 2006, we are facing a future full of hopes and opportunities.

These hopes and opportunities when fully realized will enable India to become an economic superpower within the next two decades.

India is standing at the threshold of a billion opportunities.

It is witnessing an unprecedented growth in every aspect of business.

India's economic juggernaut continues to roll on as all economic indicators indicate robust and strong fundamentals.

In this exciting scenario, IPCL is poised to cement and sustain its position as a leader in petrochemicals business.

1. Overview

For IPCL, the year 2005-06 marks four years of operations under the management of Reliance.

These four years have been path breaking in several aspects.

Initiatives have been introduced to increase capacity utilization, improve integration, reduce operating costs and improve financial management.

These have enhanced overall productivity and efficiency.

These measures have also resulted in continuous improvement in financial and operating performance on a year on year basis.

In 2005-06, the turnover of your company crossed the USD 2 billion mark for the first time.

The net profit of IPCL crossed the Rs. 1,000 crore mark for the first time since inception.

This is truly a remarkable achievement.

The focus to enhance capital, operational and human productivity has been the key to this achievement.

Additionally, IPCL has enhanced its international competitiveness.

Just to place these achievements in the right context, let me compare this with the figures in 2001-02.

This year, our revenues are Rs.12,362 crore (US$ 2,771 million) as against Rs. 5,527 crore in 2001-02 an increase of 123 % in four years.

The net profit for this year is Rs. 1,164 crore as compared to Rs.107 crore in 2001-02 an increase of 987 % in four years.

The market capitalization of IPCL as on date is over Rs.8,404 crore as against Rs.2,073 crore as on March 31, 2002.

This translates to a growth by 305 % in just over four and a half years.

An addition of over Rs.6,330 crore to shareholders' wealth is a remarkable achievement in just a short time.

This is just an indication of the immense potential of IPCL as well as the opportunities ahead for your company.

2. Operating Performance

Friends,

IPCL continues to display significant growth in competitive circumstances.

In 2005-06, raw material prices for petrochemical products increased significantly led by higher crude oil and natural gas prices.

Margins for petrochemicals were affected by higher natural gas, naphtha and propane prices.

However, strong economic conditions coupled with a robust growth in the downstream industry enabled petrochemical manufacturers to partially pass the impact of higher raw material costs to its consumers.

Operating rates of ethylene crackers continued to be high globally due to sustained demand and lack of new capacities.

This is expected to continue in the short to medium term.

IPCL is well positioned to benefit from the sustained cyclical upswing in order to deliver superior returns to its shareholders.

One of the key efforts of IPCL under Reliance's stewardship has been to enhance manufacturing efficiency and performance.

Continuing efforts ensured that IPCL's manufacturing complexes at Vadodara and Nagothane achieved the same high level of production as in 2004-05.

The Gandhar Complex recorded an increase of 10% in production of major products.

As a consequence, IPCL's total production for the year was at 5,772 KTA, including the production from the merged polyester facilities.

Energy, which forms the second largest cost element in petrochemical operations continued to be an area of continuous improvement.

The combined energy index of IPCL's Vadodara, Nagothane and Gandhar complexes decreased by 2 % due to improvement in fuel efficiency.

The Company continues to provide greater importance for utilisation of renewable energy resources like Wind Energy

3. Integration of Polyester Companies

In the current financial year, IPCL completed a successful merger of six polyester companies with itself.

The following six polyester companies have been amalgamated with IPCL:

- Appollo Fibres Limited (AFL)
- Central India Polyesters Limited (CIPL)
- India Polyfibres Limited (IPL)
- Orissa Polyfibres Limited (OPL)
- Recron Synthetics Limited (RSL)
- Silvassa Industries Private Limited (SIPL)

The successful merger provides a new platform of growth.

This will provide IPCL with an opportunity to further integrate the value chain in its existing business and create superior and sustainable value.

This merger enables IPCL to integrate its inorganic pursuits on one platform.

These companies can further add tremendous value for its customers and wealth for its stakeholders.

The amalgamation of the six polyester companies marks the entry of IPCL in the polyester sector.

I take this opportunity to welcome the shareholders of these companies into the IPCL family.

I am also happy to say that shares have been issued to our new shareholders in a record time from the effective date of the merger.

The consolidated production of all the six units during 2005-06 was 392 KT - 91 % of the installed capacity.

In 2005, the global polyester production increased to 41 MMT - a growth of 8 %.

The major growth impetus continues to come from China and India.

China and India continue their relentless march of becoming the global hubs for production of polyester fibre and yarn contributing over 65 % of the global capacity.

The low per capita consumption in India offers huge growth opportunity in this sector for the future.

4. Financial Performance

Financial management continues to be one of the focus areas of IPCL.

Capital productivity through an appropriate capital structure and efficient management of capital charges is being continuously practised.

This is especially true of capital intensive industries like petrochemicals.

The long term debt of IPCL as on March 31, 2006 stood at Rs.1,136 crore.

Of this, 42 % represented foreign currency denominated debt.

IPCL's gross debt equity ratio including long term and short term debt stood at 0.33 as on March 31, 2006.

IPCL's long term debt is rated "AAA" by Crisil.

The conservative capital structure coupled with a net worth of over US$ 1 billion is an indication of the Company's excellent financial health.

5. Export Performance

IPCL continued to sustain its export performance.

During the year, IPCL exported Rs.1,685 crore of manufactured products.

Exports today accounts for 15 % of total sales.

6. Enterprise Development

Friends

IPCL continues to focus on significant initiatives aimed at increasing efficiency and enhancing its quality and service levels.

These initiatives cutting across the organization is focused on the domains of quality management, information technology, health, safety and environment and research and development.

IPCL's focus on quality and service is reflected in the Company's ability to export a wide range of its products to various countries in the present competitive market environment.

The Company continues to maintain ISO-9001-2000 certification for all its businesses and services at Vadodara and Nagothane complexes.

An Integrated Management Systems (IMS) consisting of ISO-9001-2000, ISO-14001-2004 and OHSAS-18001-1999 is in place in Nagothane.

ISO-14001-2004 certification is being maintained at Vadodara.

IMS implementation at Gandhar and Vadodara are in full swing and expected to be completed in the next few weeks.

The polyester units have also maintained ISO-9001-2000 and ISO-14001-2004 certification.

IPCL has initiated Six Sigma initiatives at all its manufacturing locations and associated services for operational excellence.

As a part of the journey to safety excellence, Du Pont has been engaged for consulting and implementation assistance for Asset Integrity and Process Safety and Risk Assessment Study of LAB and ACN plants of the Baroda Complex.

The experience gained from this study will be gainfully used by all manufacturing sites.

All these efforts have resulted in improved safety performance of the Company.

IPCL has also implemented a novel environmental rating (Green Card) system for all the plants at Vadodara and Gandhar to integrate manufacturing with environment.

IPCL has continued to focus on the development of advanced technologies in strategic business areas and niche products through innovative approaches.

Our focus on R&D has allowed us to develop several new products during the course of the year.

These products will not only enhance IPCL's position in the Indian market but will also open up new opportunities in the global arena.

Research & Development is making efforts to develop degradable polyolefin's and materials through renewable resources.

A major breakthrough in catalyst technology was achieved by commercializing **RELOX catalyst** and process for nitrogen purification.

The work and efforts of our R&D team has been widely acknowledged.

I am happy to announce that in true recognition of the talent in your company, IPCL has been granted a US Patent on a catalyst to selectively produce various co-monomers from ethylene.

This is a testimony to the stress that IPCL lays on knowledge and its ability to innovate at the highest levels of product development.

I am sure that in the coming years this will become a regular trend in the company.

A new generation of **Butene-1 catalyst** has been successfully introduced at Nagothane complex with enhanced productivity.

The modern Catalysts Manufacturing Facility at Nagothane is geared up for the introduction of several new petrochemical catalysts.

7. New Expansions

Friends,

Growth is an imperative for enterprise success.

We are constantly scouting for and evaluating new opportunities of growth that will propel IPCL to the next higher orbit.

Expansion projects with strong cost-benefit ratio were initiated with a view to further enhance capital productivity.

In this direction IPCL initiated and completed and commissioned several expansion projects.

- Expansion of the existing Benzene plant at Baroda by 14,000 tonnes per annum and Poly Butadiene Rubber Plant II by 10,000 tonnes per annum.

- Installation of LAB define unit at Baroda to improve the quality and productivity by 2,500 tonnes per annum.

Apart from these several more expansion schemes are in progress which will greatly benefit IPCL in the coming years.

They are:

- Increase in the Baroda Cracker capacity by 12,000 tonnes per year of ethylene.

- Increase in Poly Butadiene Rubber Plant-I capacity by 6,000 tonnes per annum.
- Installation of fourth spinning machine in Dry Spun Acrylic Fibre Plant in Baroda. This will increase the capacity by 6,000 tonnes per annum.
- Increasing gas processing capacity in EPRU at Gandhar from 9 to 11 mmscmd.
- Increase in Gas Cracker capacity at Gandhar by 65,000 tonnes per annum of ethylene.

In addition to all this IPCL has taken up the expansion of the MEG plant by 20,000 tonnes per annum at Gandhar.

All these projects will have a total outlay of around Rs 350 crore and will be completed within the next year.

8. Human Capital

IPCL recognizes its employees as its prime and critical resource.

This attained more focus and significance with increasing exposure to knowledge based processes.

IPCL continued its efforts towards development of its human resources in the areas of knowledge, skills, behavioural and managerial competencies.

During the year, about 4.5 lakh man-hours of training was imparted through large number of in-house programmes and external nominations.

The Human Resources processes and systems are being geared up for business focus and competency driven performance to keep the units competitive in the business environment.

9. Community Welfare

Corporate Social Responsibility is an integral part of IPCL's organizational vision.

IPCL continued its tradition of continuous interaction with the people and communities in its milieu and with the underprivileged sections of the society.

IPCL, during the year, pursued several initiatives in the domains of education, healthcare, employment generation, skill-enhancement, women's empowerment and infrastructure development.

During the course of the year we were faced with the challenge of tackling devastating floods at our Nagothane site.

Each and every member of the IPCL team displayed immense courage and ability to not only minimize the impact of the floods within the site but also worked tirelessly to ensure the safety of the communities around our location.

Corporate Social Responsibility is a core part of our overall organization goal.

We are fully committed to making a meaningful and positive impact on society.

10. Awards and Recognition

In pursuit of our mission for environmental excellence, IPCL continues to pay full attention towards improvement of ecology and environment.

During the year, the Vadodara complex was awarded the Runner-up National Award for Excellence in Energy Management by CII.

The Vadodara Complex also won the Award for Excellence in Natural Gas Conservation in Petrochemical Sector by Gas Authority of India.

The Gandhar complex was awarded the National Energy Conservation Award by Ministry of Power (Government of India).

The prestigious award was presented to the company by His Excellency A P J Abdul Kalam, President of India.

The Vadodara Complex was bestowed with the Runner-up Award for Best House Keeping by the Vadodara Productivity Council.

IPCL has won the National Award for the DSIR National Award for in-house R&D effort in Industry (Chemicals & Allied Industries) for development of Zeolite based super selective catalyst and process for manufacture of Para-diethyl Benzene.

IPCL also won the Golden Peacock Award for Innovative Technology Development for PDEB process by the Institute of Directors, New Delhi.

11. Outlook for the Future

Friends

Today we have an enormous opportunity ahead of us.

The whole world is looking at us.

India is currently on the threshold of an exciting journey of realizing its immense potential.

Reliance as a group is deeply involved in this exhilarating and exciting process.

It is poised to emerge as a vital catalyst and change agent in transforming India into a new economic superpower.

IPCL, as a part of the Reliance family, shares the same excitement.

It is firmly committed to enhance its reputation as a global leader in the petrochemicals space.

I am certain we will accomplish this feat and further embellish our reputation as leaders in our domain.

IPCL will continue to stress on productivity for greater competitiveness.

At the same time it will drive several knowledge led initiatives to ensure it is at the cutting edge of progress.

12. Acknowledgements.

On this optimistic note I would like to thank all investors, bankers, lenders, suppliers and customers of IPCL for continuing to wholeheartedly support the company.

I thank the Governments of the States of Gujarat, Maharashtra, Uttar Pradesh, Orissa and Punjab as well as the Government of India for their exemplary support.

I would also like to thank all employees of IPCL for their diligence and dedication.

I thank all my colleagues on the Board of Directors for their support and encouragement.

Thank you once again my dear shareowners.

December 2, 2006 — **Mukesh Ambani**

Vadodara — **Chairman**

Note: This does not purport to be a record of the proceedings of 37th Annual General Meeting of the Company.

Document No 2(b)

Memorandum of Association
and
Articles of Association

INDIAN PETROCHEMICALS CORPORATION LIMITED

CONTENTS

ANNEXURES TO THE MEMORANDUM OF ASSOCIATION

CERTIFICATES

Form I. R.

CERTIFICATE OF INCORPORATION

No. 1569 of 19 69.

I hereby certify that INDIAN PETROCHEMICALS CORPORATION LIMITED

is this day incorporated under the Companies Act, 1956 (No. 1 of 1956) and that the Company is Limited.

Given under my hand at A H M E D A B A D

this TWENTY-SECOND day of MARCH

One thousand nine hundred and SIXTY-NINE.

THE REGISTRAR OF COMPANIES GUJARAT

(S. G. GATHA)
Registrar of Companies.
Gujarat.

J. S. C-I.
MGIPTC—629-19 General—GIPTC—(C-622)—22-5-68—4,000.

GOVERNMENT OF INDIA

Ministry of Industry

(Department of Company Affairs)

Office of the Registrar of Companies, Gujarat

Jivabhai Chambers, Ashram Road,

AHMEDABAD-380 009.

No. 1569/STA/86. Dated : 21.8.86.

M/s. Indian Petrochemicals
Corporation Ltd.,
P.O. Petrochemicals,
Dist. Vadodara - 391 346.
Gujarat.

Subject Draft prospectus for issue of bonds.

Sirs,

With reference to para 2nd of your letter No. SC/1/34 (a) dated 11.8.1986, and your D.O. letter dated 20-8-1986, regarding conversion of your company from Private Limited to Public Limited in terms of the provisions of Section 44 of the Companies Act, 1956, I confirm that the provisions of Section 21 of the Companies Act, 1956, are not applicable in your case and you need not obtain a fresh certificate of incorporation consequent upon the conversion of your company from Private Limited to Public Limited. It may, however, be noted that the statement in lieu of prospectus as per the provisions of Section 44 is required to be filed before filing the prospectus for issue of bonds in this office.

Yours faithfully,

Sd/-

(S.K. RAVI)

REGISTRAR OF COMPANIES

GUJARAT.

GOVERNMENT OF INDIA

MINISTRY OF COMPANY AFFAIRS

Gujarat, Dadra and Nagar Havelli

RoC Bhavan, Opp Rupal Park Society, Behind Ankur Bus Stop, Naranpura, Ahmedabad - 380013, Gujarat, INDIA

Corporate Identity Number : **L23200GJ1969PLC001569**

SECTION 18(1)(A) OF THE COMPANIES ACT, 1956

Certificate of Registration of the Special Resolution Confirming Alteration of Object Clause(s)

The share holders of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED having passed Special Resolution in the Annual/Extra Ordinary General Meeting held on 07/08/2006 altered the provisions of its Memorandum of Association with respect to its objects and complied with the Section (18)(1) of the Companies Act, 1956 (No. 1 of 1956).

I hereby certify that the said Special Resolution together with the copy of the Memorandum of Association as altered has this day been registered.

Given under my hand at Ahmedabad this TWENTY THIRD day of AUGUST TWO THOUSAND SIX.

(P.L. MALIK)

Asstt **Registrar of Companies**

Gujarat, Dadra and Nagar Havelli

MEMORANDUM OF ASSOCIATION

.THE COMPANIES ACT, 1956
COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

INDIAN PETROCHEMICALS CORPORATION LIMITED

I. The name of the Company is **INDIAN PETROCHEMICALS CORPORATION LIMITED.**

II. The registered office of the Company will be situated in the Sate of Gujarat.

III. The objects for which the Company is established are:

A. THE MAIN OBJECTS FOR WHICH THE COMPANY IS ESTABLISHED ARE :-

1. To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:

(a) All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.

(b) Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.

(c) All petrochemicals, building-blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.

[1](d) all types of man-made and synthetic fibres, including polyester, polyester filament yarn, polyester staple fibre, nylon staple fibre, nylon filament yarn, acrylic fibre, rayon, grade wood pulp, viscose staple fibre, polypropylene staple fibre, polyvinyl alcohol, vinyl acetate, polypropylene filament yarn, polyethylene terephthalate (P.E.T.), blended fibres, viscose filament yarn, modal fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types and grades and copolymer formulations and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, tubes, pipes, fittings, granules, laminates, co-extrudates or as processed goods, including specifically polyester chips, dimethyl terephthalate (D.M.T.), purified terephthalic acid (P.T.A.), mono-ethylene glycol (M.E.G.) , acrylonitrile, p-xylene, polyester, metallised films, filament yarns, polyethylene, polypropylene, poly-styrene, poly-vinylchloride, polyvinyl acetate, vinyl acetate, polymethyl metacrylate, epoxy resins, alkyd resins, melamine resins, polycarbonates, polyamides, polyacrylonitirile, acrylics,

modacrylics, polyesters such as polyethylene terephthalate and polyethylene isophthalate, polybutene terephthalate, thermosetting and thermoplastic materials and compounding agents and additives thereof.

(e) Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retarders and colouring chemicals.

(f) Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically polybutadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminated articles.

(g) Synthetic fibres and fibre intermediates of all types, grades and formulations and including specifically polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.

(h) Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.

(i) Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.

(j) Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.

(k) Refrigerants of all types.

[2](l) all types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.

B. The objects incidental or ancillary to the attainment of the main objects are :-

1. To manufacture, store, maintain, sell, buy, repair, alter, exchange, let on hire, export, import, and deal in all kinds of articles and things (including all kinds of conveyance and all component parts, fittings, tools, implements, accessories, materials and all articles and things used or capable of being used in connection therewith in any way whatsoever) which may be required for the purpose of any business of the Company or are commonly supplied or dealt in by persons engaged in any such business and which may be capable of being profitably dealt with in connection with any of the business of the Company.

2. To carry on any other business (manufacturing or otherwise) which may seem to the Company capable of being conveniently carried on in connection with these objects or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights or which it may be advisable to undertake with a view to improving, developing, rendering valuable or turning to account any property movable or immovable belonging to the Company or in which the Company may be interested.

3. To carry on all kinds of exploration business, and in particular to search for, prospect, examine and explore mines and ground supposed to contain minerals or precious stones, and to search for and obtain information in regard to mines, mining claims, mining districts and localities and to purchase or other wise acquire and to sell, dispose of and deal with mines and mining rights, and property supposed to contain minerals or precious stones of all kinds, and undertakings connected therewith and to work, exercise develop and turn to account mines and mining rights, and any undertakings connected therewith and to buy, sell, dress, refine, manipulate, prepare for the market and deal in minerals of all kinds.

4. To apply for, tender, purchase, or otherwise acquire any contract and concessions for or in relation to the construction, execution, carrying out, equipment, improvement, management, administration or control of works and conveniences, and to undertake, execute, carryout, dispose of, or otherwise turn to account the same.

5. To act as agents for Government or other authorities or any manufacturers, merchants and others and to transact and carry on agency business of every kind and of any description.

6. To establish and maintain agencies, branch places and local registers, to procure registration or recognition of the Company and to carry on business in any part of the world and to take such steps as may be necessary to give the Company such rights and privileges as are possessed by local companies or partnerships or as may be thought desirable.

7. To enter into any arrangements with the Government of India or any other Government or State or Local authority or any person for the purpose of carrying out the objects of the Company or furthering its interests directly or indirectly, and to obtain from such Government or authority or person any charters, subsidies, loans, indemnities, grants, contracts, licenses, decrees, rights, sanctions, concessions, protection, privileges or immunities whatsoever (whether statutory or otherwise) which the Company may think it desirable to obtain and carry out, exercise and comply with any such arrangements, rights, sanctions, privileges, licenses or concessions.

8 To purchase, take on lease, hire or acquire in exchange for concession or otherwise absolutely or conditionally, solely or jointly with others, any property, rights or privileges which the Company may think necessary or convenient for the purposes of its business, and make, construct, maintain, work, acquire, hire, hold, improve, alter, manage, let, sell, dispose of, exchange, carry out or control roads, embankments, ferries, piers, wharves, quarries, sheds, landing grounds, hangars, garages, accommodation of all kinds for air, sea and land traffic, waterways, lands, buildings and building yards, pipe-lines, foundries, warehouses, works, factories, workshops, sidings, tramways, engines, machinery and apparatus, gas works, electric works, water rights, way leaves, estates, utilities and other services calculated directly or indirectly to advance the Company's interests; and to contribute to, subsidize or otherwise assist or take part in the establishment, construction, improvement, maintenance, working, management, carrying out, superientendence or control thereof.

9. To develop and turn to account any land acquired by the Company or in which it is interested, and in particular, by laying out and preparing the same for building

purposes, constructing, altering, pulling down, decorating, maintaining, fitting up, and improving building, and by planting, paving, draining, farming, cultivating and letting on building lease or building agreement, and by advancing money to and entering into contracts and arrangements of all kinds with builders and others.

10. To acquire, build, provide and maintain dams, tube wells, barrages, sluices, embankments, tanks, bridges, aqueducts, reservoirs, irrigation works, reclaimed land, infiltration galleries and other works, and like contrivances, and drill and sink wells for the purpose of securing adequate supplies of water required in any way in connection with the business of the Company, or as incidental thereto, or for supplies to the township or sale to the public for irrigation, domestic, sanitation, industrial and other purposes and to store, maintain, sell or loan such supplies.

11. To sell or dispose of the undertaking of the Company and all or any of the property or effects of the Company for cash or for stock, shares or securities of any other company or for other consideration as the Company may think fit.

12. To promote and undertake the formation of any institution or company for the purpose of acquiring all or any of the property and liabilities of the Company or for any other purposes which may seem directly or indirectly calculated to benefit the Company or form any subsidiary company or companies.

13. To enter into partnership or into any arrangement for joint working, sharing or pooling profits, amalgamation, union of interests, cooperation, joint venture, reciprocal concession, or otherwise or amalgamate with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which this Company is authorized to carry on or engage in, or any business, undertaking or transaction which may seem capable or being carried on or conducted so as directly or indirectly to benefit this Company.

14. To subscribe for, underwrite, purchase, or otherwise acquire, and to hold, dispose of, and deal with the shares, stocks, securities and evidences of indebtedness or the right to participate in profits or other similar documents issued by any Government, authority, corporation or body, or by any company or body of persons, and any options or rights in respect thereof; and to buy and sell foreign exchange.

15. To accumulate funds and to invest or otherwise employ moneys belonging to or with the Company in the purchase or acquisition of any shares, securities or other investments whatsoever, whether movable or immovable, upon such terms as may be thought proper, and from time to time, to vary all or any such investments in such manner as the Company may think fit.

16. To acquire any shares, stocks, debentures, debenture stock, bonds, obligations or securities by original subscription, participation in syndicates, tender, purchase, exchange or otherwise and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

17. To guarantee the payment of money unsecured or secured by or payable under or in respect of promissory notes, bonds, debentures, debenture stock, contracts, mortgages, charges, obligations, instruments and securities of any company or of any authority, supreme, municipal, local or otherwise or of any person whomsoever,

whether incorporated or not incorporated, and generally to guarantee or become sureties for the performance of any contracts or obligations.

18. To act as agents of any company or concern and to do and perform all and singular the several duties, services and authorities appertaining to such offices respectively and to comply with and to become bound by all restrictions, limitations and conditions appertaining to such offices respectively or imposed by the terms of any agreement or agreements entered into for any of the purposes aforesaid.

19. To employ and pay experts, foreign consultants, engineers etc. in connection with the planning and development of all business connected with the Company's operations.

20. To create any depreciation fund, reserve fund, sinking fund, insurance fund or any special or other fund whether for depreciation or for repairing, improving, extending or maintaining any of the property of the Company or for redemption of debentures or redeemable preference shares or for special dividends or equalizing dividends or for any other purpose whatsoever, and to transfer any such fund or part thereof to any of the other funds herein mentioned.

21. To make, draw, accept, endorse, discount, execute and issue cheques, promissory notes, bills of lading, warrants, debentures and other negotiable or transferable instruments.

22. To pay all the costs, charges and expenses, if any, incidental to the promotion, formation, registration and establishment of the Company and the issue of its capital and to remunerate or make donations to (by cash or other assets or by the allotment of fully or partly paid shares or by a call or option on shares, debentures, debenture stock or securities of this or any other company or in any other manner, whether out of the Company's capital or profits or otherwise) any person, persons, or Company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital or any debentures, debenture stock or other securities of the Company or in the conduct of its business or in introducing any property or business to the Company or for any other reason which the Company may think proper.

23. To borrow or raise or secure the payment of money in such manner as the Company shall think fit and in particular by the issue of debentures or debenture stock, perpetual or otherwise, charged upon all or any of the Company's property (both present and future), including its uncalled capital and to purchase, redeem or pay off any such securities.

24. To receive grants, loans, advances or other moneys on deposit or otherwise from State or Central Government, Banks, international and national financing institutions and development agencies, companies, trusts or individuals with or without allowance of interest thereon.

25. To lend money to such persons or companies and on such terms as may seem expedient, and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons or companies.

26. To establish agencies in India and elsewhere and to regulate and discontinue the same.

27. To adopt such means of making known the business of the Company or of any company in which this company is interested as may seem expedient, and in particular, by advertising in the press, radio, television, and cinemas, by circulars, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by establishing competitions and granting prizes, rewards, premia and donations.

28. To apply the assets of the Company in any way in or towards the establishment, maintenance or extension of any association, institution or fund in any way connected with any particular trade or business or with scientific research, industry or commerce generally and particularly with the business and activities of the Company including any association, institution or fund for the protection of interest of masters, owners and employees against loss by bad debts, strikes, combinations, fire accidents or otherwise.

29. To dedicate, present, or otherwise dispose of, either voluntarily with or without consideration or for value, any property of the Company deemed to be of national, public or local interest to any national trust, public body, museum, corporation, or authority or any trustees for or on behalf of any of the same or of the public.

30. To apply for and take out, purchase or otherwise acquire any trade marks, patents, brevets d'invention, licenses, copyrights, concessions, and the like conferring any exclusive or non-exclusive or limited right to use any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, carry out, exercise, develop and turn to account the property, rights or information so acquired and to grant licenses to use the same.

31. To establish, provide, maintain and conduct or otherwise subsidize in India or in any part of the world, educational and training institutions, research laboratories and experimental work-shops for scientific and technical research and experiments, to undertake and carry on scientific and technical researches, experiments and tests of all kinds, to promote studies and researches, both scientific and technical investigations and inventions by providing, subsidizing, endowing or assisting laboratories, workshops, libraries, lectures, meetings, and conferences and by providing or contributing to the remuneration of scientific or technical professors or teachers and by providing or contributing to the award of scholarships, prizes, grants to students or otherwise and generally to encourage, promote and reward studies, researches, investigations, experiments, tests and inventions of any kind that may be considered likely to assist any business which the Company is authorized to carry on and to enter into any arrangement with Government or any other party in India or elsewhere for the aforesaid purposes.

32. To install and work pilot, proto-type or semi-commercial scale units or full commercial plants, to develop a particular process, invention or inventions and ensure production from such process, invention or inventions; to sell or otherwise dispose of the products of such inventions on payment or otherwise and generally on such terms and conditions as may be deemed fit.

33. To provide for the amelioration and welfare of persons employed or formerly employed by the Company and the wives, families, dependents or connection of such persons by building or contributing to the building of houses, dwellings of

chawls or by grants of money, pensions, allowances, bonuses of other payments or by creating and, from time to time, subscribing or contributing to Provident Fund and other Associations, Institutions, Funds or Trusts and by providing or subscribing or contributing towards places of instruction and recreation, hospitals and dispensaries, medical and other attendance, public health installations, transport services, markets, shops and stores and other assistance as the Company shall think fit.

34. To appropriate, use or lay out land belonging to the Company for streets, parks, playgrounds, gardens, pleasure grounds, allotments, and other conveniences, and to present any such land so laid out to the public or to any persons or company conditionally or unconditionally as the Company thinks fit.

35. To establish, maintain and operate general educational institutions, schools and colleges and hostels for the benefit of the children of the employees or ex-employees of the Company, their dependents or connections of such persons and others and to make grants and awards and grant scholarships.

36. To establish, maintain and operate technical training institutions and hostels for engineers of all types and all other technical staff and artisans and mechanics of all types and kinds and accountants and others in India or in any part of the world; to make such other arrangements as may be expedient for the training of all categories of officers, workers, clerks, store-keepers and other personnel likely to be useful to or assist in any business which the Company is authorized to carry on.

37. To do all or any of the above things and all such other things as are incidental or as may be thought conducive to the attainment of the above objects or any of them in India or any other part of the world, either as principals, agents, trustees, contractors or otherwise, and either by or through agents, contractors, trustees or otherwise, and either along or in connection with others.

C. The other objects for which the Company is established are:-

1. To carry on business as manufacturers, buyers and sellers of and dealers in glass, earthenware, rubber, plastic, paper, paper-board, metal and wood containers, receptacles and packing accessories of whatsoever description.

2. To act as consulting engineers and to carry on the business of mechanical, metallurgical, mining, chemical, electrical and civil engineering including in particular the work of selling, erecting, installing, operating, maintaining and repairing all types of plant, machinery and equipment.

3. To carry on the business of electricians, suppliers of electricity for the purposes of light, heat, motive-power or otherwise and manufacturers of and dealers in apparatus and things required for or capable of being used in connection with the generation, distribution, supply, accumulation and employment of electricity, galvanism, magnetism or otherwise.

4. To carry on business as timber merchants, saw-mill proprietors and timber growers, and to buy, sell, grow, prepare for market, manipulate, import, export and deal in timber and wood of all kinds, and to manufacture and deal in articles of all kinds,

in the manufacture of which timber or wood is used, and to buy, clear, plant, and work timber estates.

5. To carry on business as fitters, tool makers, brass and other metal founders, metal workers, moulders, millwrights, rod millers, machinists, wire drawers, tube, pipe and tank manufacturers, smiths, gas makers, welders, electroplaters and the like and in that context to manufacture, buy, sell, exchange, install, work, alter, improve, manipulate, prepare for market, import or export and otherwise deal in all kinds of plant, machinery and equipment, apparatus, tools, utensils, substances, materials and things necessary or convenient therefor.

6. To carry on business as ship-owners and charterers, carriers by land, sea and air, wharfingers, warehousemen and barge owners.

7. To carry on business as printers, lithographers, binders and publishers. AND it is hereby declared that.

(i) *in the* interpretation of this clause the powers conferred on the Company by any paragraph, shall not subject to the provisions of Section 13 *of the* Act be restricted by reference to any other paragraph or to the name of the Company, or by the juxta-position of two or more objects, and that, in the event of ambiguity, this clause and every paragraph hereof shall be construed in such a way as to widen, and not to restrict, the powers of the Company; and

(ii) the word **"Company"** when used in reference to this Company, in this clause, shall be deemed to include any partnership or other body or persons, whether incorporated, whether domiciled in India or elsewhere.

Provided that notwithstanding any thing herein above contained, the Company shall not carry on any business falling within the purview of the Banking Companies Act and the Insurance Act.

(IV) The liability of the members is limited.

[3](V) The Authorised Share Capital of the Company is Rs. 800,00,00,000 (Rupees eight hundred crore only) divided into 40,00,00,000 (Forty crore) Equity Shares of Rs. 10 (Rupees ten) each and 40,00,00,000 (forty crore) Non-convertible Redeemable Preference Shares of Rs. 10 (Rupees ten) each with the rights, privileges and *conditions* attached thereto as may be provided by the Articles of Association of the Company with power to increase or reduce the capital of *the Company* and to divide and/or sub-divide shares in the capital into several classes and to attach thereto respectively such preferential, guaranteed, qualified or special rights, privileges and conditions, as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions in such manner as may, for the time being, be provided by the Articles of Association of the Company, but, subject always to the provisions of the Companies Act, 1956 including amendments thereto or re-enactments thereof.

1. *Substituted by the Special Resolution passed by Postal Ballot dated* ***August 7, 2006***

2. *Included by the Special Resolution passed by Postal Ballot dated* ***August 7, 2006***

3 *Increased from Rs.30,00,00,000 divided into 3,00,000 Equity Shares of Rs.1000/- each to Rs.60,00,00,000 divided into 6,00,000 Equity Shares of Rs.1000/- each by a Special Resolution passed on 13/04/73.*

Increased from Rs.60,00,00,000 divided into 6,00,000 Equity Shares of Rs.1000/- each to Rs.100,00,00,000 divided into 10,00,000 Equity Shares of Rs.1000 each by a Special Resolution passed on 13/09/74.

Increased from Rs.100,00,00,000 divided into 10,00,000 Equity Shares of Rs.1000/- each to Rs.200,00,00,000 divided into 20,00,000 Equity Shares of Rs.1000/- each by a Special Resolution passed on 3/6/75.

Increased from Rs.200,00,00,000 divided into 20,00,000 Equity Shares of Rs.1000/- each to Rs.400,00,00,000 divided into 40,00,00,000 Equity Shares of Rs.10/- each by a Special Resolution passed on 26/12/91.

Increased from Rs.400,00,00,000 divided into 40,00,00,000 Equity Shares of Rs.10/- each to Rs.500,00,00,000 divided into40,00,00,000 Equity Shares of Rs.10/- each and 10,00,00,000 Preference Shares of Rs.10/- each by a Special Resolution passed on 29/9/98.

Increased from Rs.500,00,00,000 divided into 40,00,00,000 Equity Shares of Rs.10/- each and 10,00,00,000 Preference Shares of Rs.10/- each to Rs.800,00,00,000 divided into 40,00,00,000 Equity Shares of Rs.10/- each and 40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each by an Ordinary Resolution passed on 27/9/02.

We, the several persons, whose names and addresses are subscribed, are desirous of being formed into a Company, in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names.

	NAME OF SUBSCRIBER	ADDRESS, DESCRIPTION & OCCUPATION, IF ANY	NO. OF SHARES	SIGNATURE OF SUBSCRIBER	SIGNATURE OF WITNESSES, THEIR ADDRESSES, DESCRIPTION AND OCCUPATION
1	President Of India Through B. Mukherjee, Secretary (P&C) New Delhi.	Secretary, Department Of Petroleum & Chemicals, Shastri Bhavan,	Five	Sd/-	Sd/- R. Ganapati Director, Ministry of Finance, New Delhi.
2	E.N. Mangat Rai	Special Secretary, Department Of Petroleum & Chemicals, Shastri Bhavan, New Delhi.	One	Sd/-	
3	M. Ramakrishnayya	Jt. Secretary, Department Of Petroleum & Chemicals, Shastri Bhavan, New Delhi	One	Sd/-	
4	L. Kumar	Adviser, (Petrochemicals) Department Of Petroleum & Chemicals, Shastri Bhavan, New Delhi	One	Sd/-	

Date The Twenty Second Day Of March, 1969

ARTICLES OF ASSOCIATION

THE COMPANIES ACT, 1956

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

INDIAN PETROCHEMICALS CORPORATION LIMITED

These Articles of Association were adopted in substitution for and to the entire exclusion of the earlier articles of association pursuant to the special resolution passed at the 37th annual general meeting of the members of the Company held on December 2, 2006

TABLE 'A' EXCLUDED

1. (a) The regulations contained in the Table marked 'A' in Schedule I to the Companies Act, 1956 (hereinafter called the Act or the said Act) shall not apply to the Company, except in so far as the same are repeated, contained or expressly made applicable in these Articles or by the said Act. — Table "A" not to apply

(b) The regulations for the management of the Company and for the observance of the members thereto and their representatives, shall, subject to any exercise of the statutory powers of the Company with reference to the repeal or alteration of or addition to its regulations by Special Resolution as prescribed or permitted by Section 31 of the Act, be such as are contained in these Articles. — Company to be governed by these Articles

INTERPRETATION

2. The marginal notes used in these Articles shall not affect the construction hereof. — Marginal Notes not authoritative

(a) In the interpretation of these Articles the following expressions shall have the following meanings, unless repugnant to the subject or context: — Interpretation Clause

"The Company" or "This Company" means Indian Petrochemicals Corporation Limited. — "The Company" or "This Company"

"The Act" or "The said Act" means the Companies Act, 1956 (Act 1 of 1956) and subsequent amendments thereto or any statutory modifications or re-enactments thereof for the time being in force. — "The Act" or "The said Act"

"Alter" and "Alteration" shall include the making of additions and omissions. — "Alter"and "Alteration"

"Annual General Meeting" means a general meeting of the members held in accordance with the provisions of Section 166 of the Act and any adjourned holding thereof. — "Annual General Meeting"

"Articles" means the Articles of Association of the Company as originally framed or as altered from time to time. — "Articles"

"Auditors"	"Auditors" means and includes those persons appointed as such for the time being of the Company.
"Beneficial Owner"	"Beneficial Owner" shall mean the beneficial owner as defined in clause (a) of sub-section (1) of Section 2 of the Depositories Act, 1996;
"Board" or "Board of Directors"	"Board" or the "Board of Directors" means a meeting of the Directors duly called and constituted, or as the case may be, the Directors assembled at a Board, or the requisite number of Directors entitled to pass a circular resolution in accordance with these Articles, or the Directors of the Company collectively.
"Body Corporate" or "Corporation"	"Body Corporate" or "Corporation" includes a Company incorporated outside India but does not include: (a) a corporation sole; (b) a co-operative society registered under any law relating to co-operative societies; and (c) any other body corporate (not being a Company as defined in the Act) which the Central Government may, by notification in the Official Gazette, specify in this behalf.
"Capital"	"Capital" means the Share Capital for the time being raised or authorised to be raised, for the purposes of the Company.
"Company"	"Company" shall include a Company as defined in Section 3 of the Act.
"Corporation"	"Corporation" shall include a Company whether incorporated and formed under the Act or not.
"The Chairman"	"The Chairman" means the Chairman of the Board of Directors for the time being of the Company.
"Debenture"	"Debenture" includes debenture stock, bonds and any other securities of the Company, whether constituting a charge on the assets of the Company or not.
"Depositories Act"	"Depositories Act" means the Depositories Act, 1996 and subsequent amendments thereto or any statutory modifications or re-enactments thereof for the time being in force.
"Depository"	"Depository" shall mean a Depository as defined under clause (e) of sub-section (1) of Section 2 of the Depositories Act, 1996.
"Directors"	"Directors" means the Directors for the time being of the Company or as the case may be the Directors assembled at a meeting of the Board or Directors acting by resolution passed by circular or by means of telephone, television or through any other audio visual media / links under the Articles.
"Dividend"	"Dividend" includes bonus, unless otherwise stated.

"Document" includes summons, notice, requisition, order, other legal process and registers, whether issued, sent or kept in pursuance of this or any other Act or otherwise.	"Document"
"Executor" or "Administrator" means a person who had obtained Probate or Letters of Administration, as the case may be, from some competent court.	"Executor" or "Administrator"
"Extraordinary General Meeting" means general meeting of the members other than Annual General Meeting duly called and constituted and any adjourned holding thereof.	"Extraordinary General Meeting"
Words importing the masculine gender also include, where the context requires or admits, the feminine gender.	"Gender"
"Managing Director" means a Director who by virtue of an agreement with the Company or a resolution passed by the Company in general meeting or by its Board of Directors or by virtue of its Memorandum and Articles of Association is entrusted with substantial powers of management	"Managing Director"
"Meeting" or "General Meeting" means a meeting of Members	"Meeting" or "General Meeting"
"Member" means the duly registered holder from time to time of the Shares of the Company and includes the subscribers to the Memorandum of the Company.	"Member"
"Memorandum" or "Memorandum of Association" means the Memorandum of Association of the Company as originally framed or as altered from time to time.	"Memorandum" or "Memorandum of Association"
"Month" means a calendar month.	"Month"
"Office" means the Registered Office for the time being of the Company.	"Office"
A Resolution shall be an ordinary resolution when at a general meeting of which the notice required under the Act has been duly given, the votes cast (whether on a show of hands, or on a poll, as the case may be) in favour of the resolution (including the casting vote, if any, of the Chairman) by members who, being entitled so to do, vote in person, or where proxies are allowed, by proxy, exceed the votes, if any, cast against the resolution by members so entitled and voting.	"Ordinary Resolution"
"Paid-up Capital" or "Capital paid-up" includes Capital credited as paid-up.	"Paid-up Capital"
"Person" includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his capacity as trustee, executor, administrator, or other legal representative or any other entity recognized by applicable law.	"Person"
Words importing the plural number also include, where the context requires or admits, the singular number, and vice versa.	"Plural Number"

"Proxy"	"Proxy" includes attorney duly constituted under the power of attorney.
"Public Holiday"	"Public Holiday" means a Public Holiday within the meaning of the Negotiable Instruments Act, 1881 (XXVI of 1881); provided that no day declared by the Central Government to be a public holiday shall be deemed to be such a holiday in relation to any meeting unless the declaration was notified before the issue of the notice convening such meeting.
"The Register"	"The Register" means the Register of members and/or the Register of debentureholders to be kept pursuant to Section 150 and/or 152 of the Act.
"Registrar"	"Registrar" means the Registrar of Companies of the State in which the Registered Office of the Company is for the time being situate.
"Seal"	"Seal" means the Common Seal for the time being of the Company.
"Secretary"	"Secretary" means any individual possessing the prescribed qualifications appointed to perform the duties which may be performed by a Secretary under the Act and any other ministerial or administrative duties.
"Section" or "Sections"	"Section" or "Sections" means a Section of the Act for the time being in force.
"Share"	"Share" means the share or stock into which the capital is divided and the interest corresponding with such shares or stock.
"Special Resolution"	A Resolution shall be a Special resolution when – i. the intention to propose the resolution as a special resolution has been duly specified in the notice calling the general meeting or other intimation given to the members of the resolution; ii. the notice required under the Act has been duly given of the general meeting; and iii. the votes cast in favour of the resolution (whether on a show of hands, or on a poll, as the case may be), by members who, being entitled so to do vote in person, or where proxies are allowed, by proxy, are not less than three times the number of the votes, if any, cast against the resolution by members so entitled and voting.
"These Presents"	"These Presents" means the Memorandum of Association and the Articles of Association as originally framed or as altered from time to time.
"Variation" and "Vary"	"Variation" shall include abrogation and "vary" shall include abrogate
"Written" and "In writing"	"Written" and "In writing" include printing, lithography and other mode or modes of representing

or reproducing words in a visible form or partly one and partly the other.

"Year" means a calendar year and "Financial Year" shall have the meaning assigned thereto by Section 2 (17) of the Act. "Year" and "Financial Year"

(b) Save as aforesaid, any words or expressions defined in the Act shall, except where the subject or context forbids, bear the same meaning in these Articles. Expressions in the Act to bear the same meaning in Articles.

3. Pursuant to Section 39 of the Act, the Company shall, on being required by a member, send to him within 7 (Seven) days of the requirement and subject to the payment of a prescribed fee, a copy of each of the following documents, as in force for the time being: Copies of Memorandum and Articles to be furnished by the Company

(i) the Memorandum;

(ii) the Articles, if any;

(iii) every other agreement and every resolution referred to in Section 192, of the Act, if and in so far as they have not been embodied in the Memorandum or Articles.

4. (a) The Company shall have power to buy its own shares and securities in accordance with the provisions of Section 77A of the Act or by way of reduction of capital effected and sanctioned in pursuance of Sections 100 to 104 or Section 402 of the Act. Power of the Company to purchase its own Securities

(b) Subject as aforesaid, the Company shall not have power to buy its own shares nor give, whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in its holding Company, except otherwise as provided under Section 77 of the Act.

Provided that nothing in this clause shall be taken to prohibit:-

i. the provision by the Company, in accordance with any scheme for the time being in force, of money for the purchase of, or subscription for fully paid shares in the Company or its holding company, being a purchase or subscription by trustees of or for shares to be held by or for the benefit of employees of the Company, including any Director holding a salaried office or employment in the Company; or

ii. the making by the Company of loans, within the limit laid down in sub-section (3) of Section 77 of the Act, to persons (other than Directors or Managers) bonafide in the employment of the Company, with a view to enabling those persons to purchase or subscribe for fully paid shares in the Company or its

holding Company to be held by themselves by way of beneficial ownership;

(c) No loan made to any person in pursuance of clause (b) of the foregoing proviso shall exceed in amount, his salary or wages at that time for a period of six months;

(d) Nothing in this Article shall affect the right of the Company to redeem any shares issued under Section 80 of the Act.

SHARE CAPITAL

Capital

5. (a) The authorised share capital of the Company shall be as specified in Clause V of the Memorandum of Association of the Company.

(b) Subject to the provisions of the Act and all other applicable provisions of law, the Company may issue shares, either equity or shares with differential rights as to dividend, voting or otherwise or preference shares or any other kind with no voting rights and resolutions authorising such issue shall prescribe the terms and conditions of the issue.

(c) The Company shall have power to issue sweat equity shares to employees and/or directors at a discount or for consideration other than cash pursuant to Section 79A of the Act.

(d) The Company shall have power, subject to and in accordance with all applicable provisions of the Act, to purchase any of its own fully paid shares whether or not they are redeemable and may make a payment out of capital in respect of such purchase.

INCREASE, REDUCTION AND ALTERATION OF CAPITAL

Increase in Capital.

6. The Company may from time to time in general meeting increase its share capital by the issue of new shares of such amounts as it thinks expedient.

On what conditions new shares may be issued

7. (a) Subject to the provisions of Sections 80, 81 and 85 to 90 of the Act, the new shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto by the general meeting creating the same as shall be directed and if no direction be given as the Directors shall determine and in particular such shares may be issued subject to the provisions of the said sections with a preferential or qualified right to dividends and in distribution of assets of the Company and subject to the provisions of the said sections with special or without any right of voting and subject to the provisions of Section 80 of the Act any preference shares may be issued on the terms that they are or at the option of the Company are to be liable to be redeemed.

(b) The Company may:

(i) by a special resolution; or

(ii) where no such special resolution is passed if the votes cast (whether on a show of hands or on a poll, as the case may be) in favour of the proposal contained in the resolution moved in that general meeting (including the casting vote, if any, of the Chairman) by members who, being entitled so to do, vote in person, or where proxies are allowed, by proxy, exceed the votes, if any, cast against the proposal by members so entitled and voting and the Central Government is satisfied, on an application made by the Board of Directors in this behalf, that the proposal is most beneficial to the Company, offer further shares to any person or persons, and such person or persons may or may not include the person/s who at the date of the offer, are holders of the equity shares of the Company.

(c) Notwithstanding anything contained in sub-clause (a) above, but subject, however, to Section 81(3) of the Act, the Company may increase its subscribed capital on exercise of an option attached to the debentures issued or loans raised by the Company to convert such debentures or loans into shares, or to subscribe for shares in the Company.

Directors may allot shares as fully paid-up

(d) Subject to the provisions of the Act and these Articles, the Directors may issue and allot shares in the capital of the Company on payment or part payment for any property or assets of any kind whatsoever sold or transferred, goods or machinery supplied or for services rendered to the Company in the conduct of its business and any shares which may be so allotted may be issued as fully paid-up or partly paid-up otherwise than in cash, and if so issued, shall be deemed to be fully paid-up or partly paid-up shares as the case may be.

Same as original capital

(e) Except so far as otherwise provided by the conditions of Issue or by these presents, any capital raised by the creation of new shares shall be considered as part of the original capital and shall be subject to the provisions herein contained with reference to the payment of calls, installments, transfers, transmission, forfeiture, lien, surrender, voting and otherwise.

Power to issue Redeemable Preference Shares

8. (a) Subject to the provisions of Section 80 of the Act, the Company may issue preference shares which are, or at the option of the Company, are to be liable, to be redeemed:

Provided that :-

(i) no such shares shall be redeemed except out of the profits of the Company which would other wise be available for dividend or out of the proceeds of a fresh issue of Shares made for the purpose of redemption;

(ii) no such shares shall be redeemed unless they are fully paid;

(iii) the premium, if any, payable on redemption shall have been provided for out of the profits of the Company or out of the Company's securities premium account before the shares are redeemed;

(iv) where any such shares are redeemed otherwise than out of the proceeds of a fresh issue, there shall, out of profits which would otherwise have been available for dividends, be transferred to a reserve fund, to be called "the Capital Redemption Reserve Account", a sum equal to the nominal amount of the shares redeemed; and the provisions of the Act relating to the reduction of the share capital of the Company shall, except as provided in Section 80 of the Act, apply as if the Capital Redemption Reserve Account were paid-up share capital of the Company.

(b) Subject to the provisions of Section 80 of the Act and subject to the provisions on which any shares may have been issued, the redemption of preference shares may be effected on such terms and in such manner as may be provided in these Articles or by the terms and conditions of their issue and subject thereto in such manner as the Directors may think fit.

(c) The redemption of preference shares under these provisions by the Company shall not be taken as reducing the amount of its authorised share capital.

(d) Where in pursuance of this Articles, the Company has redeemed or is about to redeem any preference shares, it shall have power to issue shares up to the nominal amount of the shares redeemed or to be redeemed as if those shares had never been issued; and accordingly the Share Capital of the Company shall not, for the purpose of calculating the fees payable under Section 611 of the Act, be deemed to be increased by the issue of shares in pursuance of this clause.

Provided that where new shares are issued before the redemption of the old shares, the new shares shall not so far as relates to stamp duty be deemed to have been issued in pursuance of this clause unless the old shares are redeemed within one month after the issue of the new shares.

(e) The Capital Redemption Reserve Account may, notwithstanding anything in this Articles, be applied by the Company, in paying up unissued shares of the Company to be issued to members of the Company as fully paid bonus shares.

Provision in case of Redemption of Preference Shares

9. The Company shall be at liberty at any time, either at one time or from time to time as the Company shall think fit, by giving not less than six months' previous notice in writing to

the holders of the preference shares to redeem at par the whole or part of the preference shares for the time being outstanding, by payment of the nominal amount thereof with dividend calculated up to the date or dates notified for payment (and for this purpose the dividend shall be deemed to accrue and due from day to day) and in the case of redemption of part of the preference shares the following provisions shall take effect:

(a) The shares to be redeemed shall be determined by drawing of lots which the Company shall cause to be made at its registered office in the presence of one Director at least; and

(b) Forthwith after every such drawing, the Company shall notify to the shareholders whose shares have been drawn for redemption its intention to redeem such shares by payment at the registered office of the Company at the time and on the date to be named against surrender of the Certificates in respect of the shares to be so redeemed and at the time and date so notified each such shareholder shall be bound to surrender to the Company the Share Certificates in respect of the Shares to be redeemed and thereupon the Company shall pay the amount payable to such shareholders in respect of such redemption. The shares to be redeemed shall cease to carry dividend from the date named for payment as aforesaid. Where any such certificate comprises any shares which have not been drawn for redemption, the Company shall issue to the holder thereof a fresh certificate therefor.

10. The Company may from time to time by special resolution, subject to confirmation by the Court or such other authority as may be prescribed and subject to the provisions of Sections 78, 80 and 100 to 104 of the Act, reduce its share capital and any Capital Redemption Reserve Account or Securities Premium account in any manner for the time being authorised by law and in particular without prejudice to the generality of the foregoing power may by: Reduction of capital

(a) extinguishing or reducing the liability on any of its shares in respect of Share Capital not paid-up;

(b) either with or without extinguishing or reducing liability on any of its shares, cancel paid-up share capital which is lost or is unrepresented by available assets; or

(c) either with or without extinguishing or reducing liability on any of its shares, pay off any paid-up share capital which is in excess of the wants of the Company; and may, if and so far as is necessary, alter its Memorandum, by reducing the amount of its share capital and of its shares accordingly.

11. Subject to the provisions of Section 94 of the Act, the Company in general meeting may by an ordinary resolution alter the conditions of its Memorandum as follows, that is to say, it may: Division, Sub-Division Consolidation, Conversion and

Cancellation of Shares.

(a) consolidate and divide all or any of its Share Capital into shares of larger amount than its existing shares;

(b) sub-divide its shares or any of them into shares of smaller amount than originally fixed by the Memorandum subject nevertheless to the provisions of the Act in that behalf and so however that in the sub- division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and so that as between the holders of the shares resulting from such sub-division one or more of such shares may, subject to the provisions of the Act, be given any preference or advantage over the others or any other such shares.

(c) convert, all or any of its fully paid-up shares into stock,and re-convert that stock into fully paid-up shares of any denomination.

(d) cancel, shares which at the date of such general meeting have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

Notice to Registrar of Consolidation of Share Capital, Conversion of Shares into Stocks etc.

12. (a) If the Company has:-

(i) consolidated and divided its Share Capital into shares of larger amount than its existing shares;

(ii) converted any shares into stock;

(iii) reconverted any stock into shares;

(iv) sub-divided its share or any of them;

(v) redeemed any redeemable preference shares; or

(vi) cancelled any shares otherwise than in connection with a reduction of Share Capital under Sections 100 to 104 of the Act, the Company shall within one month after doing so, give notice thereof to the Registrar specifying as the case may be, the shares consolidated, divided, converted, sub-divided, redeemed or cancelled or the stocks reconverted.

(b) The Company shall thereupon request the Registrar to record the notice and make any alterations which may be necessary in the Company's Memorandum or Articles or both.

Issue of Shares out of Unclassified Share Capital

13. Any unclassified shares (whether forming part of the original capital or of any increased capital of the Company) may subject to the provisions of the Act and these presents be issued either with the sanction of the Company in General Meeting or by the Directors and upon such terms and conditions and with such rights and privileges annexed thereto as by the General Meeting sanctioning the issue of such shares be directed and,

if no such direction be given and in all other cases, as the Directors shall determine; and in particular such shares may be issued with a preferential or qualified or differential rights as to dividends, voting or otherwise including in distribution of the assets of the Company and any preference shares may be issued on the terms that they are or at the option of the Company are to be liable to be redeemed, provided however that (1) no shares shall be issued pursuant to this Article without the sanction of the Company in General Meeting unless they shall subject to the provisions of Section 81 of the Act be offered to the persons who are holders of equity shares of the Company in proportion, as nearly as circumstances admit, to the capital paid-up on those equity shares and (2) no unclassified shares shall without the sanction of the Company in General Meeting be issued as preference shares if the aggregate nominal amount of issued preference shares would thereby exceed the aggregate nominal amount of the issued ordinary shares of the Company.

14. If at anytime, the share capital, by reason of the issue of preference shares or otherwise, is divided into different classes of shares, all or any of the rights and privileges attached to any class may, subject to the provisions of Sections 106 and 107 of the Act, be modified, abrogated or dealt with by agreement between the Company and by any person purporting to contract on behalf of that class, provided such agreement is — Modification of Rights

(a) consented in writing by the holders of at least three-fourths of the nominal value of the issued shares of that class, or

(b) sanctioned by a special resolution passed at a separate general meeting and supported by the votes of at least three-fourths of the holders of shares of that class and all the provisions hereinafter contained as to general meeting shall mutatis mutandis apply to every such meeting.

SHARES AND CERTIFICATES

15. The rights or privileges conferred upon the holders of the shares of any class issued with preference or other rights, shall not unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied or modified or affected by the creation or issue of further shares ranking pari passu therewith. — Issue of further Shares not to affect Rights of existing Shareholders

16. The provisions of Sections 85 to 87 of the Act in so far as the same may be applicable shall be observed by the Company. — Provisions of Section 85 to 87 of the Act to apply

17. (a) The Company shall cause to be kept a Register of Members and an Index of Members in accordance with Section 150 and 151 of the Act and Register and Index of Debentureholders in accordance with Section 152 of the Act. The Company may also keep a foreign Register of — Register of Members and Debentureholders

Members and Debentureholders in accordance with Section 157 of the Act.

(b) The Company shall also comply with the provisions of Sections 159 and 161 of the Act as to filing of Annual Returns.

(c) The Company shall duly comply with the provisions of Section 163 of the Act in regard to keeping of the Registers, Indexes, copies of Annual Returns and giving inspection thereof and furnishing copies thereof.

Commencement of business

18. The Company shall comply with the provisions of Section 149 of the Act.

Restriction on allotment

19. The Board shall observe the restriction as to allotment of shares to the public contained in Section 69 and 70 of the Act and shall cause to be made the return as to allotment provided for in Section 75 of the Act.

Shares to be numbered progressively and no Shares to be sub divided

20. The shares in the Capital shal! be numbered progressively according to the several denominations and except in the manner hereinbefore mentioned no share shall be sub divided. Every forfeited or surrendered share shall continue to bear the number by which the same was originally distinguished.

Shares at the disposal of the Directors

21. Subject to the provisions of Section 81 of the Act and these Articles, the shares in the Capital of the Company for the time being shall be under the control of the Directors who may issue, allot or otherwise dispose of the same or any of them to such persons, in such proportion and on such terms and conditions and either at a premium or at par or (subject to compliance with the provisions of Section 79 of the Act) at a discount and at such time as they may from time to time think fit and with the sanction of the Company in general meeting to give to any person the option to call for any shares either at par or at a premium during such time and for such consideration as the Directors think fit, and may issue and allot shares in the Capital of the Company on payment in full or part for any property sold and transferred or for services rendered to the Company in the conduct of its business; and any shares which may be so allotted may be issued as fully paid-up shares and if so issued, shall be deemed to be fully paid shares.

Every Share transferable etc.

22. (i) The shares or other interest of any member in the Company shall be a movable property, transferable in the manner provided by the Articles.

(ii) Each share in the Company shall be distinguished by its appropriate number.

(iii) A Certificate under the Common Seal of the Company, specifying any shares held by any member shall be, prima facie, evidence of the title of the member of such shares.

Application of premium received on issue of shares

23. (a) Where the Company issues Securities at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those

Securities shall be transferred to an account to be called "the Securities Premium Account"; and the provisions of the Act relating to the reduction of the Share Capital of the Company shall except as provided in this Article, apply as if the Securities Premium Account were paid-up share capital of the Company.

(b) The Securities Premium Account may, notwithstanding anything in clause (a) above, be applied by the Company;

(i) in paying up unissued shares of the Company to be issued to members of the Company as fully paid bonus shares;

(ii) in writing off the preliminary expenses of the Company;

(iii) in writing off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the Company; or

(iv) in providing for the premium payable on the redemption of any redeemable preference shares or of any debenture of the Company.

(v) in such other manner as permissible under law.

24. If and whenever, as the result of issue of new or further shares or any consolidation or sub-division of shares, any shares are held by members in fractions, the Directors shall, subject to the provisions of the Act and the Articles and to the directions of the Company in general meeting, if any, sell those shares, which members hold in fractions, for the best price reasonably obtainable and shall pay and distribute to and amongst the members entitled to such shares in due proportion, the net proceeds of the sale thereof. For the purpose of giving effect to any such sale the Directors may authorise any person to transfer the shares sold to the purchaser thereof, comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. Sale of fractional Shares

25. An application signed by or on behalf of an applicant for shares in the Company, followed by an allotment of any shares therein shall be an acceptance of shares within the meaning of these Articles and every person who thus or otherwise accepts any shares and whose name is on the Register of Members shall for the purpose of these Articles be a member. The Directors shall comply with the provisions of Sections 69, 70, 71,72 and 73 of the Act in so far as they are applicable. Acceptance of Shares

26. The money (if any) which the Board shall, on the allotment of any shares being made by them, require or direct to be paid by way of deposit, call or otherwise in respect of any shares Deposit and calls etc. to be debt

payable immediately

allotted by them, immediately, on the insertion of the name of the allottee in the Register of Members as the name of the holder of such shares, become a debt, due to and recoverable by the Company from the allottee thereof, and shall be paid by him accordingly.

Trust not recognised

27. Save as herein provided, the Company shall be entitled to treat the person whose name appears on the Register of Members as the holder of any share as the absolute owner thereof, and accordingly shall not (except as ordered by a Court of competent jurisdiction or as by law required) be bound to recognise any benami trust of equity or equitable, contingent, future, or partial or other claim or claims or right to or interest in such share on the part of any other person whether or not it shall have express or implied notice thereof and the provisions of Section 153 of the Act shall apply.

Issue of Certificates of Shares to be governed by Section 84 of the Act etc.

28. (a) The issue of certificates of shares or of duplicate or renewal of certificates of shares shall be governed by the provisions of Section 84 and other provisions of the Act, as may be applicable and by the Rules or notifications or orders, if any, which may be prescribed or made by competent authority under the Act or Rules or any other law. The Directors may also comply with the provisions of such rules or regulations of any stock exchange where the shares of the Company may be listed for the time being.

(b) The certificate of title to shares shall be issued under the Seal of the Company and shall be signed by such Directors or Officers or other authorised persons as may be prescribed by the Rules made under the Act from time to time and subject thereto shall be signed in such manner and by such persons as the Directors may determine from time to time.

(c) The Company shall comply with all rules and regulations and other directions which may be made by any competent authority under Section 84 of the Act.

(d) In relation to the shares or other securities of the Company held in electronic form, the Company shall comply with the provisions of the Act and of the Depositories Act, 1996 or any successor thereof, and of the rules, regulations, guidelines, bye-laws, orders and instructions issued by the Securities and Exchange Board of India, the Stock Exchanges, the Depositories registered in accordance with the provisions of the Depositories Act, 1996, or any other relevant statutory or regulatory authority.

Limitation of time of issue of certificate

29. (a) Every member shall be entitled, without payment, to one Certificate for all the shares of each class or denomination registered in his name, or if the Directors so approve (upon paying such fee as the Directors may from time to time determine) to several certificates, each for one or more of

such shares and the Company shall complete and deliver such Certificates within the time provided by Section 113 of the Act. Every certificate of shares shall be under the seal of the Company and shall specify the number and distinctive numbers of the shares in respect of which it is issued and the amount paid-up thereon and shall be in such form as the Directors shall prescribe or approve provided that in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a Certificate of shares to one of several jointholders shall be sufficient delivery to all such holders.

(b) The Company shall not entertain any application for split of share/debenture certificate for less than 10 shares/ debentures (all relating to the same series) in market lots as the case may be.

Provided, however, this restriction shall not apply to an application made by the existing member or debentureholder for split of share/debenture certificates with a view to make an odd lot holding into a marketable lot subject to verification by the Company.

(c) Notwithstanding anything contained in Clause (a) above the Directors shall, however, comply with such requirements of the Stock Exchange where Shares of the Company may be listed or such requirements of any rules made under the Act or such requirements of the Securities Contracts (Regulation) Act, 1956 as may be applicable.

Issue of new Certificate in place of one defaced, lost or destroyed

30. If any certificate be worn out, defaced, mutilated or torn or if there be no further space on the back thereof for endorsement of transfer, then upon production and surrender thereof to the company, a new Certificate may be issued in lieu thereof, and if any Certificate be lost or destroyed then upon proof thereof to the satisfaction of the Company and on execution of such indemnity as the company deem adequate, being given, a new Certificate in lieu thereof shall be given to the party entitled to such lost or destroyed Certificate. Every Certificate under this Article shall be issued without payment of fees if the Directors so decide, or on payment of such fees (not exceeding Re. 1/- for each Certificate) as the Directors shall prescribe. Out of pocket expenses incurred by the Company in investigating the evidence as to the loss or destruction shall be paid to the Company if demanded by the Directors.

Provided that notwithstanding what is stated above the Directors shall comply with such Rules or Regulation or requirements of any Stock Exchange or the Rules made under the Act or the Rules made under Securities Contracts (Regulation) Act, 1956 or any other Act or Rules applicable in this behalf.

Provisions to apply to Debentures

31. The provisions of the Article under this heading shall *mutatis mutandis* apply to debentures of the Company.

UNDERWRITING COMMISSION AND BROKERAGE

Power to pay certain commission & prohibition of payment of all other commissions, discounts etc.

32. (A) The Company may pay a commission to any person in consideration of:

(i) his subscribing or agreeing to subscribe whether absolutely or conditionally, for any shares in or debentures of the Company, subject to the restrictions specified in sub section (4A) of Section 76 of the Act; or

(ii) his procuring or agreeing to procure subscriptions, whether absolute or conditional for any shares in, or debentures of the Company, if the following conditions are fulfilled, namely:-

(a) the commission paid or agreed to be paid does not exceed in the case of shares, five percent of the price at which the shares are issued and in the case of debentures, two and half percent of the price at which the debentures are issued;

(b) the amount or rate percent of the commission *paid or agreed* to be paid, on shares or debentures offered to the public for subscription, is disclosed in the Prospectus, and in the case of shares or debentures not offered to the public for subscription, is disclosed in the Statement in lieu of Prospectus and filed before the payment of the Commission with the Registrar, and where a circular or notice, not being a Prospectus inviting subscription for the shares or debentures is issued is also disclosed in that circular or notice;

(c) the number of shares or debentures which such persons have agreed for a commission to subscribe, absolutely or conditionally is disclosed in the manner aforesaid; and

(d) a copy of the contract for the payment of commission is delivered to the Registrar at the time of delivery of the prospectus or the statement in lieu of prospectus for registration.

(B) Save as aforesaid and save as provided in Section 79 of the Act, the Company shall not allot any of its shares or debentures or apply any of its moneys, either directly or indirectly, in payment of any commission, *discount or allowance*, to any person in consideration of:

(i) his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in, or debentures of the Company; or

(ii) his procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in, or debentures of the Company whether the shares,

debentures or money be so allotted or applied by, being added to the purchase money of any property acquired by the Company or to the contract price of any work to be executed for the Company, or the money be paid out of the nominal purchase money or contract price, or otherwise.

(C) Nothing in this Article shall affect the power of the Company to pay such brokerage as it has hereto before been lawful for the Company to pay.

(D) A vendor to, promoter of, or other person who receives payment in shares, debentures or money from the Company shall have and shall be deemed always to have had power to apply any part of the shares, debentures or money so received in payment of any commission, the payment of which, if made directly by the Company would have been legal under Section 76 of the Act.

(E) The Commission may be paid or satisfied (subject to the provisions of the Act and these Articles) in cash, or in shares, debentures or debenture-stocks of the Company.

CALLS

33. The Directors may from time to time and subject to Section 91 of the Act and subject to the terms on which any shares/debentures may have been issued and subject to the conditions of allotment, by a resolution passed at a meeting of the Board (and not by circular resolution) make such calls as they think fit upon the members/debentureholders in respect of all moneys unpaid on the shares/debentures held by them respectively and each member/debentureholders shall pay the amount of every call so made on him to the persons and at the times and places appointed by the Directors. A call may be made payable by installments. A call may be postponed or revoked as the Board may determine. Directors may make calls

34. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed and may be made payable by members/debentureholders on a subsequent date to be specified by the Directors. Calls to date from resolution

35. Fifteen days notice in writing shall be given by the Company of every calls made payable otherwise than on allotment specifying the time and place of payment provided that before the time of payment of such call, the Directors may by notice in writing to the members/debentureholders revoke the same. Notice of call

36. The Directors may, from time to time, at their discretion, extend the time fixed for the payment of any call, and may extend such time as to all or any of the members/debentureholders who from residence at a distance or other cause, the Directors may deem fairly entitled to such extension, but no member/debentureholder shall be entitled to such extension, save as a matter of grace and favour. Directors may extend time

Sums deemed to be calls

37. Any sum, which by the terms of issue of a share/debenture becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share/debenture or by way of premium, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise, shall apply as if such sum had become payable by virtue of a call duly made and notified.

Installments on shares to be duly paid

38. If by the condition of allotment of any shares the whole or part of the amount of issue price thereof shall be payable by installments, every such installment shall, when due, be paid to the Company by the person who, for the time being and from time to time, shall be the registered holder of the share or his legal representative.

Calls on Shares of the same class to be made on uniform basis

39 Where any calls for further Share Capital are made on shares, such calls shall be made on a uniform basis on all shares falling under the same class.

Explanation: For the purpose of this provision, shares of the same nominal value on which different amounts have been paid-up shall not be deemed to fall under the same class.

Liability of joint-holders of Shares

40. The joint-holders of a share shall be severally as well as jointly liable for the payment of all installments and calls due in respect of such shares.

When interest on call or installment payable

41. If the sum payable in respect of any call or installment be not paid on or before the day appointed for payment thereof or any such extension thereof, the holder for the time being or allottee of the share in respect of which a call shall have been made or the installment shall be due, shall pay interest as shall be fixed by the Board from the day appointed for the payment thereof or any such extension thereof to the time of actual payment but the Directors may waive payment of such interest wholly or in part.

Partial payment not to preclude forfeiture

42. Neither a judgement nor a decree in favour of the Company for calls or other moneys due in respect of any shares nor any part payment or satisfaction thereof nor the receipt by the Company of a portion of any money which shall from time to time be due from any member in respect of any shares either by way of principal or interest nor any indulgence granted by the Company in respect of payment of any such money shall preclude the forfeiture of such shares as herein provided.

Proof on trial of suit for money due on shares

43. On the trial or hearing of any action or suit brought by the Company against any member or his legal representative for the recovery of any money claimed to be due to the Company in respect of any shares it shall be sufficient to prove that the name of the member in respect of whose shares the money is sought to be recovered appears in the Register of Members as

the holder or one of the holders, at or subsequent to the date at which the money sought to be recovered is alleged to have become due, of the shares in respect of which such money is sought to be recovered, and that the resolution making the call is duly recorded in the Minutes Book; and that the notice of such call was duly given to the member or his representatives, sued in pursuance of these presents; and it shall not be necessary to prove the appointment of the Directors who made such calls nor that a quorum of Directors was present at the Board at which any call was made, nor that the meeting at which any call was made was duly convened or constituted nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

44. (a) The Directors may, if they think fit, subject to the provisions of Section 92 of the Act, agree to and receive from any member willing to advance the same whole or any part of the moneys due upon the shares held by him, beyond the sums actually called for, and upon the amount so paid or satisfied in advance, or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which such advances has been made, the Company may pay interest at such rate, to the member paying such sum in advance and the Directors agree upon provided that money paid in advance of calls shall not confer a right to participate in profits or dividends. The Directors may at any time repay the amount so advanced.

Payment in anticipation of calls may carry interest

(b) The member shall not however be entitled to any voting rights in respect of the moneys so paid by him until the same would but for such payment, become presently payable.

45. The provisions of these Articles shall mutatis mutandis, apply to the calls on debentures of the Company.

Provisions to apply to Debentures

LIEN

46. The Company shall have a first and paramount lien upon all the shares and/or debentures (other than fully paid-up shares and/or debentures) registered in the name of each Member and/or Debentureholder (whether held singly or jointly with others) in respect of all monies, whether presently payable or not and shall extend to all dividends, interest rights and bonuses from time to time declared in respect of such shares and/or debentures. Unless otherwise agreed the registration of transfer of shares and/or debentures shall operate as a waiver of Company's lien, if any, on such shares and/or debentures. The Directors may at any time declare any share and/or debenture wholly or in part exempt from the provisions of this Article. Notwithstanding anything contained hereinabove, Company shall have lien on fully paid shares or

Company's lien on Shares/ Debentures

debentures and such lien shall extend only in respect of payment of excess dividend/interest or any sums owing to the Company by a member/debentureholder.

As to enforcing lien by sale

47. For the purpose of enforcing such lien, the Board may sell the shares/debentures subject thereto in such manner as they shall think fit, and for that purpose may cause to be issued a duplicate certificate in respect of such share and/ or debentures and may authorise one of their member or appoint any officer or Agent to execute a transfer thereof on behalf of and in the name of such member/debentureholder. No sale shall be made until such period, as may be stipulated by the Board from time to time, and until notice in writing of the intention to sell shall have been served on such member and/ or debentureholder or his legal representatives and default shall have been made by him or them in payment, fulfillment, or discharge of such debts, liabilities or engagements for fourteen days after such notice.

Application of proceeds of sale

48. (a) The net proceeds of any such sale shall be received by the Company and applied in or towards payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the persons entitled to the shares and/or debentures at the date of the sale.

Outsiders lien not to affect Company's lien

(b) The Company shall be entitled to treat the registered holder of any share or debenture as the absolute owner thereof and accordingly shall not (except as ordered by a court of competent jurisdiction or by statute required) be bound to recognise equitable or other claim to, or interest in, such shares or debentures on the part of any other person. The Company's lien shall prevail notwithstanding that it has received notice of any such claims.

FORFEITURE

If call or installment not paid notice be given

49. (a) If any member or debentureholder fails to pay the whole or any part of any call or installment or securities premium or any money due in respect of any shares or debentures either by way of principal or interest or securities premium on or before the day appointed for the payment of the same or any such extension thereof as aforesaid, the Directors may at any time thereafter, during such time as the call or any installment or securities premium or any part thereof or other money remain unpaid or a judgement or decree in respect thereof remains unsatisfied in whole or in part, serve a notice on such member or debentureholder or on the person (if any) entitled to the share by transmission requiring him to pay such call or installment or securities premium or such part thereof or other moneys as remaining unpaid together with any interest that may have accrued and all expenses that may have been incurred by the Company by reason of such non payment.

(b) The notice shall name a day not being less than 14 (fourteen) days from the date of the notice and a place or places, on and at which such call, or installment or such part or other moneys as aforesaid and such interest and expenses as aforesaid are to be paid. The notice shall also state that in the event of non payment of call amount with interest at or before the time and at the place appointed, the shares or debentures in respect of which the call was made or installment or such part or other moneys is or are payable will be liable to be forfeited. Form of Notice

50. If the requirements of any such notice as aforesaid are not complied with any share/debenture in respect of which such notice has been given, may at any time thereafter before payment of all calls or installments, interest and expenses or other moneys due in respect thereof, be forfeited by a resolution of the Directors to that effect. Neither the receipt by the Company of a portion of any money which shall from time to time be due from any member of the Company in respect of his shares, either by way of principal or interest, nor any indulgence granted by the Company, in respect of the payment of any such money, shall preclude the Company from thereafter proceeding to enforce a forfeiture of such shares as herein provided. Such forfeiture shall include all dividends declared or interest paid or any other moneys payable in respect of the forfeited shares or debentures and not actually paid before the forfeiture. In default of payment, Shares or Debentures to be forfeited

51. When any shares/debentures shall have been so forfeited, notice of the forfeiture shall be given to the member or debentureholder in whose name it stood immediately prior to the forfeiture and an entry of the forfeiture with the date thereof, shall forthwith be made in the Register of Members or Debentureholders but no forfeiture shall be invalidated by any omission or neglect or any failure to give such notice or make such entry as aforesaid. Entry of forfeiture in Register of Members / Debenture holders

52. Any share or debenture so forfeited shall be deemed to be the property of the Company, and may be sold, re-allotted or otherwise disposed of either to the original holder or to any other person upon such terms and in such manner as the Directors shall think fit. Forfeited Share / Debenture to be property of the Company and may be sold

53. The Directors may, at any time, before any share or debenture so forfeited shall have been sold, re-allotted or otherwise disposed of, annul forfeiture thereof upon such conditions as they think fit. Power to annul forfeiture

54. Any member or debentureholder whose shares or debentures have been forfeited shall, notwithstanding the forfeiture, be liable to pay and shall forthwith pay to the Company, all calls, installments, interest, expenses and other money owing upon or in respect of such shares or debentures at the time of the Shareholders or debentureholders still liable to pay money owing at

time of forfeiture and interest		forfeiture together with interest thereon from the time of the forfeiture until payment at such rate as the Directors may determine, and the Directors may enforce the payment of the whole or a portion thereof, if they think fit, but shall not be under any obligation to do so.
Effect of forfeiture	55.	The forfeiture of a share or debenture shall involve extinction at the time of forfeiture, of all interest in and all claims and demands against the Company, in respect of the share or debenture and all other rights incidental to the share or debenture, except only such of those rights as by these Articles are expressly saved.
Certificate of forfeiture	56.	A certificate in writing under the hand of one Director and counter signed by the Secretary or any other Officer authorised by the Directors for the purpose, that the call in respect of share or debenture was made and notice thereof given and that default in payment of the call was made and that the forfeiture of the share or debenture was made by a resolution of Directors to that effect shall be conclusive evidence of the facts stated therein as against all persons entitled to such share or debenture.
Validity of sales under Articles 47 and 52	57.	Upon any sale after forfeiture or for enforcing a lien in purported exercise of the powers hereinabove given, the Directors may, if necessary, appoint some person to execute an instrument of transfer of the shares or debentures sold and cause the purchaser's name to be entered in the Register of Members or Register of Debentureholders in respect of the shares or debentures sold, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money and after his name has been entered in the Register of Members or debentureholders in respect of such shares or debenture the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be for damages only and against the Company exclusively.
Cancellation of Share/Debenture Certificate in respect of forfeited Shares/ Debentures	58.	Upon any sale, re-allotment or other disposal under the provisions of the preceding Articles, the certificate/s originally issued in respect of the relative shares or debentures shall (unless the same shall on demand by the Company has been previously surrendered to it by the defaulting member or debentureholder) stand cancelled and become null and void and be of no effect, and the directors shall be entitled to issue a duplicate certificate/s in respect of the said shares or debentures to the person/s entitled thereto.
Title of purchaser and allottee of forfeited Shares or Debentures	59.	The Company may receive the consideration, if any, given for the share or debenture on any sale, re-allotment or other disposition thereof and the person to whom such share or debenture is sold, re-allotted or disposed of may be registered as the holder of the share or debenture and shall not be bound to see to the application of the consideration, if any, nor shall his title to the share or debenture be affected by any

irregularity or invalidity in the proceedings in reference to forfeiture, sale, re-allotment or other disposal of the share or debenture.

60. The Directors may, subject to the provisions of the Act, accept a surrender of any share or debenture from or by any member or debentureholder desirous of surrendering them on such terms as they think fit. Surrender of Shares or Debentures

TRANSFER AND TRANSMISSION OF SHARES AND DEBENTURES

61. The Company shall keep a book to be called the "Register of Transfers" and therein shall be fairly and distinctly entered the particulars of every transfer or transmission of any share. Register of Transfers

62. The instrument of transfer shall be in writing and all the provisions of Section 108 of the Act shall be duly complied with in respect of all transfer of shares and registration thereof. Form of transfer

63. Every such instrument of transfer shall be signed both by the transferor and transferee and the transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register of Members in respect thereof.

64. (a) Subject to the provisions of Sections 111 and 111A of the Act, or any statutory modification of the said provisions for the time being in force and any other requirements of Law, the Board may, at its own absolute and uncontrolled discretion, decline to register or acknowledge any transfer of Shares and in particular may so decline in any case in which Directors may refuse to register transfer

(i) the proposed transferee is a person who is not permitted by any applicable law, regulation or guideline or any requirements of Law, to acquire securities of the Company or

(ii) if the Company has lien upon the shares or any of them or

(iii) whilst any moneys in respects of the shares desired to be transferred or any of them has remained unpaid or unless the transferee is approved by the Board and such refusal shall not be affected by the fact that proposed transferee is already a Member. But in such cases it shall within such time period as prescribed under law from the date on which the instrument of transfer was lodged with the Company send to the transferee and the transferor notice of refusal to register such transfer. The registration of transfer shall be conclusive evidence of the approval of the Board.

Provided that registration of transfer shall not be refused on the ground of the transferor being either alone or jointly with any other person or persons

of the Company provided however, that this condition shall not apply to:

(i) Transfer of equity shares/debentures made in pursuance of any statutory provision or an order of a competent court of law.

(ii) the transfer of the entire equity shares/debentures by an existing shareholder/debentureholder of the Company holding under one folio less than 10 (ten) Equity shares or 5 (Five) debentures (all relating to the same series) less than in market lots by a single transfer to a single or joint transferee.

(iii) the transfer of not less than 10 (Ten) equity shares or 5 (Five) debentures (all relating to the same series) in favour of the same transferee(s) under two or more transfer deeds, out of which one or more relate(s) to the transfer of less than 10 (Ten) equity shares/5 (Five) debentures.

(iv) the transfer of less than 10 (Ten) equity shares or 5 (Five) debentures (all relating to the same series) to the existing shareholder/debentureholder subject to verification by the Company.

Provided that the Board may in its absolute discretion waive the aforesaid conditions in a fit and proper case(s) and the decision of the Board shall be final in such case(s).

(f) Nothing in this Article shall prejudice any power of the Company to refuse to register the transfer of any share.

(g) Nothing contained in the foregoing Article shall apply to transfer of security effected by the transferor and the transferee both of whom are entered as Beneficial Owners in the records of a Depository.

(h) In the case of transfer of shares or other marketable securities where the Company has not issued any certificates and where such shares or securities are being held in an electronic and fungible form, the provisions of the Depositories Act, shall apply.

66. The instrument of transfer shall after registration be retained by the Company and shall remain in its custody. All instruments of transfer which the Directors may decline to register, shall on demand be returned to the persons depositing the same. The Directors may cause to be destroyed all transfer deeds lying with the Company after such period as they may determine.

Custody of instrument of transfer

67. The Board shall have power on giving not less than seven days' previous notice by advertisement in some newspaper circulating in the district in which the office of the Company is situate, to close the Transfer Books, the Register of Members or Register of debentureholders at such time or times and for

Transfer Books and Register of Members when closed

indebted to the Company on any account whatsoever except where the Company has lien on shares.

(b) Nothing in Sections 108, 109 and 110 of the Act shall prejudice this power to refuse to register the transfer of, or the transmission by operation of law of the rights to, any shares or interest of a member in, or debentures of the Company.

Transfer of Shares

65. (a) An application of registration of the transfer of shares may be made either by the transferor or the transferee provided that where such application is made by the transferor, no registration shall, in the case of partly paid shares, be effected unless the Company gives notice of the application to the transferee and subject to the provisions of Clause (d) of this Article, the Company shall unless objection is made by the transferee, within two weeks from the date of receipt of the notice, enter in the Register of Members the name of the transferee in the same manner and subject to the same conditions as if the application for registration was made by the transferee.

(b) For the purpose of clause (a) above notice to the transferee shall be deemed to have been duly given if sent by prepaid registered post to the transferee at the address given in the instrument of transfer and shall be deemed to have been duly delivered at the time at which it would have been delivered to him in the ordinary course of post.

(c) It shall not be lawful for the Company to register a transfer of shares unless a proper instrument of transfer duly stamped and executed by or on behalf of the transferor and by or on behalf of the transferee and specifying the name, address and occupation if any, of the transferee has been delivered to the Company alongwith the Certificate relating to the shares and if no such Certificate is in existence, alongwith the letter of allotment of shares. The Directors may also call for such other evidence as may reasonably be required to show the right of the transferor to make the transfer, provided that where it is proved to the satisfaction of the Directors of the Company that an instrument of transfer signed by the transferor and the transferee has been lost, the Company may, if the Directors think fit, on an application in writing made by the transferee and bearing the stamp required by an instrument of transfer register the transfer on such terms as to indemnity as the Directors may think fit.

(d) Nothing in clause (c) above shall prejudice any power of the Company to register as share holder any person to whom the right to any share has been transmitted by operation of law.

(e) The Company shall not accept applications for transfer of less than 10 (Ten) Equity shares / 5 (Five) debentures (all relating to the same series) less than in market lots

such period or periods, not exceeding thirty days at a time and not exceeding in the aggregate forty-five days in each year.

Transfer to minors, etc.

68. Only fully paid shares or debentures shall be transferred to a minor acting through his/her legal or natural guardian. Under no circumstances, shares or debentures be transferred to any insolvent or a person of unsound mind.

Title to Shares of deceased holder

69. The executors or administrators of a deceased member (not being one or two or more joint-holders) or the holder of a Succession Certificate or the legal representatives of a deceased member (not being one or two or more joint-holders) shall be the only persons whom the Company will be bound to recognise as having any title to the shares registered in the name of such member, and the Company shall not be bound to recognise such executors or administrators or the legal representatives unless they shall have first obtained probate or Letters of Administration or a Succession Certificate, as the case may be, from a duly constituted competent court in India, provided that in any case where the Directors in their absolute discretion think fit, the Directors may dispense with the production of probate or Letters of Administration or a Succession Certificate upon such terms as to indemnity or otherwise as the Directors in their absolute discretion may think necessary and under Article 70 register the name of any person who claims to be absolutely entitled to the shares standing in the name of a deceased member, as a member.

Registration of persons entitled to Share otherwise than by transfer

70. (a) Subject to the provisions of Articles 68 and 78 (d), any person becoming entitled to any share in consequence of the death, lunacy, bankruptcy or insolvency of any member or by any lawful means other than by a transfer in accordance with these presents, may with the consent of the Directors (which they shall not be under any obligation to give) upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article or of such titles as the Directors shall think sufficient, either be registered himself as a member in respect of such shares or elect to have some person nominated by him and approved by the Directors registered as a member in respect of such shares.

Provided nevertheless that if such person shall elect to have his nominee registered he shall testify his election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be free from any liability in respect of such shares.

(b) A transfer of the share or other interest in the Company of a deceased member thereof made by his legal representative shall, although the legal representative is not himself a member, be as valid as if he had been a member at the time of the execution of the instrument of transfer.

71. The person becoming entitled to a share by reason of the death, lunacy, bankruptcy or insolvency of the holder shall be entitled to the same dividends and other advantages to which he would be entitled as if he were registered holder of the shares except that he shall not before being registered as a member in respect of the share, be entitled in respect of it, to exercise any right conferred by membership in relation to the meeting of the Company provided that the Board may at any time give notice requiring any such persons to elect either to be registered himself or to transfer shares and if the notice is not complied within sixty days, the Board may thereafter withhold payment of all dividends, interests, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with. — Claimant to be entitled to same advantage

72. (a) A person entitled to a share by transmission shall, subject to the right of the Directors to retain such dividends, bonuses or moneys as hereinafter provided be entitled to receive, and may give a discharge for any dividends, bonuses or other moneys payable in respect of the share/debenture. — Persons entitled may receive dividend without being registered as member

(b) This Article shall not prejudice the provisions of Articles 45 and 56.

73. The Directors shall have the same right to refuse to register a person, entitled by transmission to any shares, or his nominee as if he were the transferee named in any ordinary transfer presented for registration. — Refusal to register nominee

74. Every transmission of a share shall be verified in such manner as the Directors may require, and the Company may refuse to register any such transmission until the same be so verified or until or unless an indemnity be given to the Company with regard to such registration which the Directors at their discretion shall consider sufficient, provided nevertheless that there shall not be any obligation on the Company or the Directors to accept any indemnity. — Directors may require evidence of transmission

75. A fee not exceeding 50 (fifty) paise per share may be charged in respect of the transfer or transmission to the same party, of any number of shares of any class or denomination, subject to the such maximum fee on any one transfer or on transmissions as may from time to time be fixed by the Directors. Such maximum fee may be single fee payable on any one transfer or transmission of any number of shares of one class or denomination or may be on grades scale varying with the number of shares of any one class comprised in one transfer or transmission or may be fixed in any other manner as the Directors in their discretion determine. — Fee on transfer or transmission

The Directors shall have discretion (which they may exercise from time to time and for any period of time) not to charge any fee in respect of the transfer or transmission of shares, and the Directors shall also comply with rules, regulations of Stock Exchange or the statute concerned.

The Company not liable for disregard of a notice prohibiting registration of transfer

76. The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of shares made or purporting to be made by any apparent legal owner thereof (as shown or appearing in the Register of Members) to the prejudice of persons having or claiming any equitable right, title or interest to or in the said shares, notwithstanding that the Company may have had notice of such equitable right, title or interest or notice prohibiting registration of such transfer and may have entered such notice referred thereto in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company, but the Company shall nevertheless be at liberty to regard and attend to any such notice and give effect thereto if the Directors shall so think fit.

Provision to apply to Debentures

77. The provisions of these Articles shall mutatis mutandis apply to the transfer or transmission by operation of law, of debentures of the Company.

JOINT-HOLDERS

Joint-holders

78. Where two or more persons are registered as the holders of any share/debenture, they shall be deemed (so far as the Company is concerned) to hold the same as joint tenants with benefits of survivorship, subject to the following and other provisions contained in these Articles.

No transfer to more than four persons as Joint-holders

(a) No transfer of any share/debenture shall be made to more than four persons as the holders of any share/debenture.

Transfer by Joint-holders

(b) In the case of a transfer of shares/debentures held by joint-holders, the transfer will be effective only if it is made by all the joint-holders.

Liability of Joint-holders

(c) The Joint-holders of any share/debenture shall be liable severally as well as jointly for and in respect of all calls or installments and other payments which ought to be made in respect of such share/debenture.

Death of one or more Joint-holders

(d) On the death of any one or more of such joint-holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to the share/debenture, but the Directors may require such evidence of death as they may deem fit, and nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on shares/debentures held by him jointly with any other person.

Receipt of one sufficient

(e) Any one of such joint-holders may give effectual receipts of any dividends, interests or other moneys payable in respect of such share/debenture.

(f) Only the person whose name stands first in the Register of Members/Debentureholders as one of the joint-holders of any share/debenture shall be entitled to the delivery of the certificate relating to such share/debenture or to receive notice (which expression shall be deemed to include all documents as defined in Article (2) (a) hereof) and any document served on or sent to such person shall be deemed service on all the joint-holders.

Delivery of certificate and giving of notices to first named holder

(g) (i) Any one of two or more joint-holders may vote at any meeting either personally or by attorney or by proxy in respect of such shares as if he were solely entitled thereto and if more than one of such joint-holders be present at any meeting personally or by proxy or by attorney then that one of such persons so present whose name stands first or higher (as the case may be) on the Register in respect of such shares shall alone be entitled to vote in respect thereof but the other or others of the joint-holders shall be entitled to be present at the meeting provided always that joint-holder present at any meeting personally shall be entitled to vote in preference to a joint-holder present by Attorney or by proxy although the name of such joint-holder present by any Attorney or proxy stands first or higher (as the case may be) in the Register in respect of such shares.

Vote of Joint-holders

(ii) Several executors or administrators of a deceased member in whose (deceased member) sole name any share stands shall for the purpose of this clause be deemed joint-holders.

CONVERSION OF SHARES INTO STOCK AND RECONVERSION

79. The Company in general meeting may convert any paid-up shares into stock and when any shares shall have been converted into stock, the several holders of such stock may henceforth transfer their respective interest therein or any part of such interests, in the same manner and subject to the same regulations as, and subject to which shares from which the stock arise might have been transferred, if no such conversion had taken place, or as near thereto as circumstances will admit. The Company may at any time reconvert any stock into paid-up shares of any denomination.

Shares may be converted into stock.

80. The holders of stock shall, according to the amount of stock, held by them, have the same rights, privileges and advantages as regards dividends, voting at meeting of the Company and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except participation in the dividends and profits of the Company and the assets on winding up) shall be conferred by an amount of stock which would not if existing in shares, have conferred that privilege or advantage.

Rights of Stock holders

SHARE WARRANTS

Power to issue share warrants

81. The Company may issue share warrants subject to and in accordance with the provisions of Sections 114 and 115 of the Act and accordingly, the Board may, in its discretion, with respect to any share which is fully paid-up on application in writing signed by the persons registered as holder of the share and authenticated by such evidence (if any) as the Board may, from time to time, require as to the identity of the person signing the application, and on receiving the certificate (if any) of the share, and the amount of the stamp duty on the warrant and such fee as the Board may, from time to time, require, issue a share warrant.

Deposit of Share Warrants

82. (a) The bearer of a share warrant may at any time deposit the warrant at the Registered Office of the Company, and so long as the warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, and of attending, and voting, and exercising the other privileges of a Member at any meeting held after the expiry of two clear days from the time of deposit, as if his name were inserted in the Register of Members as the holder of the shares included in the deposited warrant.

(b) Not more than one person shall be recognised as depositor of the Share Warrant.

(c) The Company shall on two days' written notice, return the deposited share warrant to the depositor.

Privileges and Disabilities of the holders of share warrant

83. (a) Subject as herein otherwise expressly provided, no person shall, as bearer of a share warrant, sign a requisition for calling a meeting of the Company, or attend, or vote or exercise any other privileges of a Member at a meeting of the Company, or be entitled to receive any notices from the Company.

(b) The bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the Register of Members as the holder of the shares included in the warrant and he shall be a member of the Company.

Issue of New Share Warrant or coupon

84. The Board may, from time to time, make rules as the terms on which (if it shall think fit) a new share warrant or coupon may be issued by way of renewal in case of defacement, loss or destruction.

GENERAL POWERS OF THE BOARD

Restriction on powers of the Board

85. The Board of Directors shall not, except with the consent of the Company in general meeting and subject to Article 172 of the Articles of Association of the Company:

(a) sell, lease or otherwise dispose of the whole or substantially whole, of the undertaking of the Company, or where the Company owns more than one undertaking

of the whole, or substantially the whole, of any such undertakings;

(b) Remit, or give time for the repayment of any debt due by, a Director;

(c) Invest, otherwise than in trust securities the amount of compensation received by the Company in respect of the compulsory acquisition after the commencement of this Act, of any such undertaking as is referred to in clause (a) or of any premises or properties used for any such undertaking and without which it cannot be carried on or can be carried on only with difficulty or only after a considerable time;

(d) Borrow moneys where the moneys to be borrowed, together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) will exceed the aggregate of the paid-up capital of the company and its free reserves, that is to say, reserves not set apart for any specific purpose;

(e) Contribute, to charitable and other funds not directly relating to the business of the Company or the welfare of its employees, any amounts the aggregate of which will, in any financial year, exceed fifty thousand rupees or five percent, of its average net profits as determined in accordance with the provisions of Section 349 and 350 of the Act during the three financial years immediately preceding, whichever is greater;

Explanation: Every resolution passed by the Company in general meeting in relation to the exercise of the power referred to in clause (d) or in clause (e) shall specify the total amount up to which money may be borrowed by the Board of Directors under clause (d) or as the case may be, the total amount which may be contributed to charitable and other funds in any financial year under clause (e).

Condition on which money may be borrowed

86. The Directors may raise and secure the payment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the issue of bonds, perpetual or redeemable, debenture or debenture stocks or any mortgage or charge or other security on the undertaking of the whole or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

Bonds, Debentures etc. to be subject to control of Directors

87. Any bonds, debentures, debenture-stocks or other securities issued or to be issued by the Company shall be under the control of the Directors who may issue them upon such terms and conditions and in such manner and for such consideration as they shall consider to be for the benefit of the Company.

Provided that bonds, debentures, debenture-stocks or other securities so issued or to be issued by the Company with the

right to allotment of or conversion into shares shall not be issued except with the sanction of the Company in general meeting.

Securities may be assignable free from equities

88. Debentures, debenture-stocks, bonds or other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Issue at discount etc. or with special privileges

89. Any bonds, debentures, debenture-stocks or other securities may be issued, subject to the provisions of the Act, at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, appointment of Directors and otherwise and subject to the following:-

Debentures with voting rights not to be issued

(a) The Company shall not issue any debentures carrying voting rights at any meeting of the Company whether *generally or in* respect of particular classes of business;

(b) The Company shall have power to reissue redeemed debentures in certain cases in accordance with Section 121 of the Act;

(c) Payments of certain debts out of assets subject to floating charge in priority to claims under the charge may be made in accordance with the provisions of Section 123 of the Act;

(d) Certain charges mentioned in Section 125 *of the Act* shall be void against the liquidators or creditors unless registered as provided in Section 125 of the Act;

(e) The term 'charge' shall include mortgage in these Articles;

(f) A contract with the Company to take up and pay for any debenture of the Company may be enforced by a decree for specific performance;

Limitation of time for issue of certificate

(g) The Company shall, within three months after the allotment of any of its debentures or debenture-stock and within one month after the application for the registration of the transfer of any such debentures or debenture stocks have ready for delivery the Certificate of all the debentures and the Certificates of all debenture stocks allotted or transferred unless the conditions of issue of the debentures or debenture-stocks otherwise provide. The Directors shall also comply with the provisions of such rules or regulations of any stock exchange(s) where the debentures of the Company are listed for the time being;

The expression 'transfer' for the purpose of this clause means a transfer duly stamped and otherwise valid and does not include any transfer which the Company is for any reason entitled to refuse to register and does not register;

Right to obtain copies of and inspect Trust Deed

(h) (i) A copy of any Trust Deed for securing any issue of debentures shall be forwarded to the holder of any such debentures or any member of the Company at his request and within seven days of the making thereof on payment:

(1) in the case of printed Trust Deed of the such sum as may be prescribed from time to time; and

(2) in the case of a Trust Deed which has not been printed of such sum as may be prescribed, from time to time, for every one hundred words or fractional part thereof required to be copied.

(ii) The Trust Deed referred to in item (i) above shall also be open to inspection by any member or debentureholder of the Company in the same manner, to the same extent, and on payment of the same fees, as if it were the Register of Members of the Company.

90. If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Directors shall, subject to the provisions of the Act and these Articles, make calls on the members in respect of such uncalled capital in trust for the person in whose favour such mortgage or security is executed. — Mortgage of uncalled capital

91. If the Directors or any of them or any other person shall become personally liable for the payment of any sum primarily due from the Company, the Directors may execute or cause to be executed any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Directors or person so becoming liable as aforesaid from any loss in respect of such liability. — Indemnity may be given

92. (a) The provisions of the Act relating to registration of charges shall be complied with. — Registration of Charges

(b) In the case of a charge created out of India and comprising solely property situated outside India, the provisions of Section 125 of the Act shall also be complied with.

(c) Where a charge is created in India but comprises property outside India, the instrument creating or purporting to create the charge under Section 125 of the Act or a copy thereof verified in the prescribed manner, may be filed for registration, notwithstanding that further proceedings may be necessary to make the charge valid or effectual according to the law of the country in which the property is situate, as provided by Section 125 of the Act.

(d) Where any charge on any property of the Company required to be registered under Section 125 of the Act has been so registered, any person acquiring such property or any part thereof or any share or interest therein shall be deemed to have notice of the charge as from the date of such registration.

(e) In respect of registration of charges on properties acquired subject to charge, the provisions of Section 127 of the Act shall be complied with.

(f) The Company shall comply with the provisions of Section 128 of the Act relating to particulars in case of series of debentures entitling holders pari passu.

(g) The Company shall comply with the provisions of Section 129 of the Act in regard to registration of particulars of commission, allowance or discount paid or made, directly or indirectly, in connection with the debentures.

(h) The provisions of Section 133 of the Act as to endorsement of Certificate of registration on debenture or Certificate of debenture stock shall be complied with by the Company.

(i) The Company shall comply with the provisions of Section 134 of the Act as regards registration of particulars of every charge and of every series of debentures.

(j) As to modification of charges, the Company shall comply with the provisions of Section 135 of the Act.

(k) The Company shall comply with the provisions of Section 136 of the Act regarding keeping a copy of instrument creating charge at the registered office of the Company and comply with the provisions of Section 137 of the Act in regard to entering in the register of charges any appointment of Receiver or Manager as therein provided.

(l) The Company shall also comply with the provisions of Section 138 of the Act as to reporting satisfaction of any charge and procedure thereafter.

(m) The Company shall keep at its registered office a Register of charges and enter therein all charges specifically affecting any property of the Company and all floating charges on the undertaking or on any property of the Company giving in each case:

(i) a short description of the property charged;

(ii) the amount of the charge; and

(iii) except in the case of securities to bearer, the names of persons entitled to the charge.

(n) Any creditor or member of the Company and any other person shall have the right to inspect copies of instruments creating charges and the Company's Register of charges in accordance with and subject to the provisions of Section 144 of the Act.

Trust not recognised

93. No notice of any trust, express or implied or constructive, shall be entered on the Register of Debentureholders.

GENERAL MEETINGS

Annual General Meeting

94. Subject to the provisions contained in Sections 166 and 210 of the Act, as far as applicable, the Company shall in each year hold, in addition to any other meetings, a general meeting as its annual general meeting, and shall specify, the meeting as such in the Notice calling it; and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next.

Provided that if the Registrar for any special reason, extends the time within which any annual general meeting shall be

held, then such annual general meeting may be held within such extended period.

The Company may in any one annual general meeting fix the time for its subsequent annual general meetings. Every member of the Company shall be entitled to attend either in person or by proxy and the Auditor of the Company shall have the right to attend and to be heard at any general meeting, which he attends on any part of the business which concerns him as Auditor. At every annual general meeting of the Company, there shall be laid on the table, the directors' report, the audited statement of accounts and auditors' report (if any, not already incorporated in the audited statements of accounts). The proxy registered with the Company and Register of Directors' Share holdings of which latter register shall remain open and accessible during the continuance of the meeting. The Board shall cause to prepare the Annual list of members, summary of Share Capital, Balance Sheet and Profit and Loss Account and forward the same to the Registrar in accordance with Sections 159, 161 and 220 of the Act. Annual Summary

95. Every annual general meeting shall be called at any time during business hours, on a day that is not a public holiday, and shall be held either at the registered office of the Company or at some other place within the city, town or village in which the registered office of the Company is situated, and the notice calling the meeting shall specify it as the annual general meeting. Time and Place of Annual General Meeting

96. Sections 171 to 186 of the Act with such adaptations and modifications, if any, as may be prescribed, shall apply with respect to meetings of any class of members or debentureholders of the Company in like manner as they apply with respect to general meetings of the Company. Sections 171 to 186 of the Act shall apply to meetings

97. The Directors may call an extraordinary general meeting of the Company whenever they think fit. Powers of Directors to call Extraordinary General Meeting

98. (a) The Board of Directors of the Company shall on the requisition of such number of members of the Company as is specified in clause (d) of this Article, forthwith proceed duly to call an extraordinary general meeting of the Company. Calling of Extraordinary General Meeting on requisition

(b) The requisition shall set out the matters for the consideration of which the meeting is to be called, shall be signed by the requisitionists, and shall be deposited at the registered office of the Company.

(c) The requisition may consist of several documents in like form, each signed by one or more requisitionists.

(d) The number of members entitled to requisition a meeting in regard to any matter shall be such number of them as hold at the date of the deposit of the requisition not less

than one-tenth of such of the paid-up share capital of the Company as at that date carried the right of voting in regard to that matter.

(e) Where two or more distinct matters are specified in the requisition the provisions of clause (d) above, shall apply separately in regard to each such matter; and the requisition shall accordingly be valid only in respect of those matters in regard to which the condition specified in that clause is fulfilled.

(f) If the Board does not, within twenty-one days from the date of the deposit of a valid requisition in regard to any matters, proceed duly to call a meeting for the consideration of those matters then on a day not later than forty five days from the date of the deposit of the requisition, the meeting may be called:

(i) by the requisitionists themselves;

(ii) by such of the requisitionists as represent either a majority in value of the paid-up share capital held by all of them or not less than one tenth of such of the paid-up share capital of the Company as is referred to in clause (d) above, whichever is less.

Explanation: For the purpose of this clause, the Board shall in the case of a meeting at which resolution is to be proposed as a Special Resolution, be deemed not to have duly convened the meeting if they do not give such notice thereof as is required by sub-section (2) of Section 189 of the Act.

(g) A meeting, called under clause (f) above, by the requisitionists or any of them:

(i) shall be called in the same manner, as nearly as possible, as that in which meetings are to be called by the Board; but

(ii) shall not be held after the expiration of three months from the date of the deposit of the requisition.

Explanation: Nothing in clause (g) (ii) above, shall be deemed to prevent a meeting duly commenced before the expiry of the period of three months aforesaid, from adjourning to some day after the expiry of that period.

(h) Where two or more persons hold any shares or interest in the Company jointly, a requisition, or a notice calling a meeting, signed by one or some of them shall, for the purposes of this Article, have the same force and effect as if it had been signed by all of them.

(i) Any reasonable expenses incurred by the requisitionists by reason of the failure of the Board duly to call a meeting shall be repaid to the requisitionists by the Company; and any sum so repaid shall be retained by the Company

out of any sums due or to become due from the Company by way of fees or other remuneration for their services to such of the Directors as were in default.

99. (a) A general meeting of the Company may be called by giving not less than twenty one day's notice in writing.

Length of notice for calling meeting

(b) A general meeting of the Company may be called after giving shorter notice than that specified in clause (a) above, if consent is accorded thereto:

(i) in the case of an annual general meeting by all the members entitled to vote thereat; and

(ii) in the case of any other meeting, by members of the Company holding not less than 95 (Ninety Five) percent of such part of the paid-up capital of the Company as gives a right to vote at the meeting;

Provided that where any members of the Company are entitled to vote only on some resolution or resolutions to be moved at the meeting and not on the others, those members shall be taken into account for the purposes of this clause in respect of the former resolution or resolutions and not in respect of the latter.

100. (a) Every notice of a meeting of the Company shall specify the place and the day and hour of the meeting and shall contain a statement of the business to be transacted thereat.

Contents and manner of service of notice and persons to whom it is to be served

(b) Notice of every meeting of the Company shall be given:

(i) to every member of the Company, in any manner authorised by sub-sections (1) to (4) of Section 53 of the Act;

(ii) to the persons entitled to a share in consequence of the death or insolvency of a member, by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of deceased, or assignees of the insolvent, or by any like description, at the address if any, in India supplied for the purpose by the persons claiming to be so entitled, or until such an address has been so supplied by giving the notice in any manner in which it might have been given if the death or insolvency had not occurred;

(iii) to the Auditor or Auditors for the time being of the Company in any manner authorised by Section 53 of the Act in the case of any member or members of the Company; and

(iv) to all the Directors of the Company.

Provided that where the notice of a meeting is given by advertising the same in a newspaper circulating

in the neighborhood of the registered office of the Company under sub-section (3) of Section 53 of the Act, the statement of material facts referred to in section 173 of the Act need not be annexed to the notice as required by that Section but it shall be mentioned in the advertisement that the statement has been forwarded to the members of the Company.

(c) The accidental omission to give notice to, or the non-receipt of notice by any member or other person to whom it should be given shall not invalidate the proceedings at the meeting.

Explanatory Statement to be annexed to notice

101. (a) For the purpose of this article:

(i) in the case of an annual general meeting, all business to be transacted at the meeting shall be deemed special with the exception of business relating to

(a) the consideration of the accounts, balance sheet and the reports of the Board of Directors and auditors,

(b) the declaration of a dividend,

(c) the appointment of directors in the place of those retiring, and

(d) the appointment of and the fixing of the remuneration of the auditors, and

(ii) in the case of any other meetings, all business shall be deemed special.

(b) Where any items of business to be transacted at the meeting are deemed to be special, as aforesaid, there shall be annexed to the notice of the meeting a statement setting out all material facts concerning each item of business including in particular the nature of the concern or interest, if any, therein of every director, and the manager, if any;

Provided that where any item of special business as aforesaid to be transacted at a meeting of the Company relates, to or affects, any other company, the extent of shareholding interest in that other company of any such person shall be set out in the circumstances specified in the proviso to subsection (2) of Section 173 of the Act.

(c) Where any item of business consists of according of approval to any document by the meeting, the time and place where the documents can be inspected shall be specified in the statement aforesaid.

Quorum for meeting

102. (a) Five members personally present shall be the quorum for a meeting of the Company.

If quorum not present meeting

(b) (i) If within half an hour from the time appointed for holding a meeting of the Company, a quorum is not

present, the meeting, if called upon the requisition of members, shall stand dissolved. — to be dissolved or adjourned

(ii) In any other case, the meeting shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place, as the Board may determine.

(c) If at the adjourned meeting also, a quorum is not present within half an hour from the time appointed for holding the meeting, the members present shall be the quorum. — Adjourned meeting to transact business

103. (a) No business shall be transacted at any general meeting unless the requisite quorum be present at the commencement of the business. — Presence of quorum

(b) No business shall be discussed or transacted at any general meeting except the election of a Chairman whilst the Chair is vacant. — Business confined to election of Chairman whilst chair vacant

(c) (i) The Chairman of the Board of Directors shall be entitled to take the chair at every general meeting. If there be no Chairman or if at any meeting he shall not be present within 15 (fifteen) minutes after the time appointed for holding such meeting or is unwilling to act, the Directors present may choose one of themselves to be the Chairman and in default of their doing so, the members present shall choose one of the Directors to be Chairman and if no Director present be willing to take the chair, the members present shall choose one of themselves to be the Chairman. — Chairman of general meeting

(ii) If at any meeting a quorum of members shall be present, and the Chair shall not be taken by the Chairman or Vice- Chairman of the Board or by a Director at the expiration of 15 minutes from the time appointed for holding the meeting or if before the expiration of that time all the Directors shall decline to take the Chair, the members present shall choose one of their number to be the Chairman of the meeting.

(d) The Chairman with the consent of the meeting may adjourn any meeting from time to time and from place to place in the city, town or village where the registered office of the Company is situate. — Chairman with consent may adjourn the meeting

(e) No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place. — Business at adjourned meeting

(f) When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of original meeting. — Notice of adjourned meeting

In what cases poll taken with or without adjournment

(g) Any poll duly demanded on the election of a Chairman of a meeting or any question of adjournment shall be taken at the meeting forthwith, save as aforesaid, any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll.

Proxies

104. (a) Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint any other person (whether a member or not) as his proxy to attend and vote instead of himself. A member (and in case of joint-holders all holders) shall not appoint more than one person as proxy. A proxy so appointed shall not have any right to speak at the meeting;

Provided that unless where the proxy is appointed by a body corporate a proxy shall not be entitled to vote except on a poll.

(b) In every notice calling a meeting of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself, and that a proxy need not be a member;

(c) The instrument appointing a proxy or any other document necessary to show the validity or otherwise relating to the appointment of a proxy shall be lodged with the Company not less than 48 (forty-eight) hours before the meeting in order that the appointment may be effective thereat;

(d) The instrument appointing a proxy shall:

(i) be in writing; and

(ii) be signed by the appointer or his attorney duly authorised in writing or, if the appointer is a body corporate be under its seal or be signed by an officer or an attorney duly authorised by it;

(e) Every instrument of proxy whether for a specified meeting or otherwise shall, as nearly as circumstances will admit, be in usual common form or in such other form as the Directors may approve from time to time;

Form of Proxy

(f) An instrument appointing a proxy, if in any of the forms set out in Schedule IX to the Act shall not be questioned on the ground that it fails to comply with any special requirements specified for such instrument by these Articles;

(g) Every member entitled to vote at a meeting of the Company, or on any resolution to be moved thereat, shall be entitled during the period beginning 24 (twenty four) hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, to inspect the proxies lodged at any time during the business hours of the Company, provided not less than 3 (three) days' notice in writing of the intention so to inspect is given to the Company.

VOTING AT GENERAL MEETINGS

105. (a) No member shall exercise any voting right in respect of any shares registered in his name on which any calls or other sums presently payable by him have not been paid or in regard to which the Company has exercised any right of lien. — Restriction on exercise of voting rights of members who have not paid calls etc.

(b) Where the shares of the Company are held in trust, the voting power in respect of such shares shall be regulated by the provisions of Section 187B of the Act.

106. A member is not prohibited from exercising his voting on the ground that he has not held his share or other interest in the Company for any specified period preceding the date on which the vote is taken, or on any other ground not being a ground set out in Article 105. — Restriction on exercise of voting rights in other cases to be void

107. Any shareholder whose name is entered in the Register of Members of the Company shall enjoy the same rights and be subject to the same liabilities as all other shareholders of the same class. — Equal rights of shareholders

108. At any general meeting a resolution put to vote at the meeting shall unless a poll is demanded under Section 179 of the Act be decided on a show of hands. — Voting to be by show of hands in first instance

109. (a) Subject to the provisions of the Act, upon show of hands every member entitled to vote and present in person shall have one vote, and upon a poll every member entitled to vote and present in person or by proxy shall have one vote, for every share held by him. — Entitlement to vote on show of hands and on poll

(b) No member not personally present shall be entitled to vote on a show of hands unless such member is a body corporate present by proxy or by a representative duly authorised under Sections 187 or 187A of the Act, in which case such proxy or representative may vote on a show of hands as if he were a member of the Company. — No voting by Proxy on show of hands

(c) A member of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll by his committee or other legal guardian and any such committee or guardian may, on poll vote by proxy; if any member be a minor the vote in respect of his share or shares shall be by his guardians or any one of his guardians, if more than one, to be selected in case of dispute by the Chairman of the meeting. — How members non composmentis and minor may vote

(d) Subject to the provisions of the Act and other provisions of these Articles, any person entitled under the transmission clause to any shares may vote at any general meeting in respect thereof as if he was the registered holder of such shares, provided that at least 48 (forty eight) hours before the time of holding the meeting or adjourned meeting as the case may be at which he proposed to vote, he shall satisfy the Directors of his — *Votes in respect* of shares of deceased or insolvent members etc.

right to such shares unless the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

Custody of instrument

(e) If any such instrument of appointment be confined to the object of appointing proxy or substitute for voting at meetings of Company, it shall remain permanently or for such time as the Directors may determine in the custody of the Company; if embracing other objects a copy thereof examined with the original, shall be delivered to the Company to remain in the custody of the Company.

Validity of votes given by proxy notwithstanding death of members etc.

(f) A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death of the principal or revocation of the proxy or of any power of attorney under which such proxy was signed or the transfer of the share in respect of which the vote is given, provided that no intimation in writing of the death, revocation or transfer shall have been received at the registered office of the Company before the meeting.

Time for objections for vote

(g) No objection shall be made to the validity of any vote except at the meeting or poll at which such vote shall be tendered and every vote whether given personally or by an agent or proxy or representative not disallowed at such meeting or poll shall be deemed valid for all purposes or such meeting or poll whatsoever.

Chairman of any meeting to be the judge of any vote

(h) The Chairman of any meeting shall be sole judge of the validity of every vote tendered at such meeting. The Chairman present at the taking of a poll shall be the sole judge of the validity of every vote tendered at such poll.

Chairman's declaration of result of voting by show of hands to be conclusive

110. A declaration by the Chairman in pursuance of Section 177 of the Act that on a show of hands, a resolution has or has not been carried, either unanimously or by a particular majority, and an entry to that effect in the books containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number of proportion of the votes cast in favour of or against such resolution.

Demand for poll

111. (a) Before or on the declaration of the result of the voting on any resolution on a show of hands, poll may be ordered to be taken by the Chairman of the meeting of his own motion and shall be ordered to be taken by him on a demand made in that behalf by any member or members present in person or by proxy and holding shares, in the Company which confer a power to vote on the resolution, not being less than one tenth of the total voting power in respect of the resolution, or on which an aggregate sum of not less than fifty thousand rupees has been paid-up.

(b) The demand for a poll may be withdrawn at any time by the person or persons who made the demand.

112. (a) A poll demanded on a question of adjournment shall be taken forthwith. — Time of taking poll

(b) A poll demanded on any other question (not being a question relating to the election of a Chairman which is provided for in Section 175 of the Act) shall be taken at such time not being later than 48 (forty eight) hours from the time when the demand was made, as the Chairman may direct.

113. On a poll taken at a meeting of the Company a member or other person entitled to vote for him, as the case may be, need not, if he votes, use, all his votes or cast in the same way all the votes he uses. — Right of a member to use his votes differently

114. (a) Where a poll is to be taken, the Chairman of the meeting shall appoint two scrutineers to scrutinize the votes given on the poll and to report thereon to him. — Scrutineers at poll

(b) The Chairman shall have power, at any time before the result of the poll is declared, to remove a scrutineer from office and to fill vacancies in the office of scrutineer arising from such removal or from any other cause.

(c) Of the two scrutineers appointed under this Article, one shall always be a member (not being an officer or employee of the Company) present at the meeting, provided such a member is available and willing to be appointed.

115. (a) Subject to the provisions of the Act, the Chairman of the meeting shall have power to regulate the manner in which a poll shall be taken. — Manner of taking poll and result thereof

(b) The result of the poll shall be deemed to be the decision of the meeting on the resolution on which the poll was taken.

116. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to his own vote or votes to which he may be entitled as a member. — Casting Vote

117. A body corporate (whether a Company within the meaning of the Act or not) if it is a member or creditor (including a holder of debentures) of the Company may in accordance with the provisions of Section 187 of the Act authorise such person by a resolution of its Board of Directors as it thinks fit, to act as its representative at any meeting of the Company or of any class of members of the Company or at any meeting of creditors of the Company. — Representation of Body Corporate

118. (a) The President of India or the Governor of a state if he is a member of the Company may appoint such person as he thinks fit to act as his representative at any meeting of the Company or at any meeting of any class of members of the Company in accordance with provisions of Section 187A of the Act or any other statutory provision governing the same. — Representation of the President of India or Governors

(b) A person appointed to act as aforesaid shall for the purposes of the Act be deemed to be a member of such a Company and shall be entitled to exercise the same rights and powers (including the right to vote by proxy) as the President or as the case may be the Governor could exercise, as a member of the Company.

RESOLUTIONS AND MINUTES OF GENERAL MEETINGS

Circulation of members' resolution

119. The Company shall comply with provisions of Section 188 of the Act, relating to circulation of members' resolutions.

Resolution requiring special notice

120. The Company shall comply with provisions of Section 190 of the Act relating to resolution requiring special notice.

Resolution passed at adjourned meeting

121. The provisions of Section 191 *of the Act shall apply to* resolutions passed at an adjourned meeting of the Company, or of the holders of any class of shares in the Company and of the Board of Directors of the Company and the resolutions shall be deemed for all purposes as having been passed on the date on which in fact they were passed and shall not be deemed to have been passed on any earlier date.

Registration of resolution and agreements

122. The Company shall comply with the provisions of Section 192 of the Act relating to registration of certain resolutions and agreements.

Minutes of proceedings of general meeting and of Board and other meetings

123. (a) The Company shall cause minutes of all proceedings of general meetings, and of all proceedings of every meeting of its Board of Directors or of every Committee of the Board to be kept by making within thirty days of the conclusion of every such meeting concerned, entries thereof in books kept for that purpose with their pages consecutively numbered.

(b) Each page of every such book shall be *initialed or signed* and the last page of the record or proceedings of each meeting in such books shall be dated and signed:

(i) in the case of minutes of proceedings of the Board or of a Committee thereof by the Chairman of the said meeting or the Chairman of the next succeeding meeting.

(ii) in the case of minutes of proceedings of the general meeting by Chairman of the said meeting within the aforesaid period, of thirty days or in the event of the death or inability of that Chairman within that period, by a Director duly authorised by the Board for the purpose.

(c) In no case the minutes of proceedings of a meeting shall be attached to any such book as aforesaid by pasting or otherwise.

(d) The minutes of each meeting shall contain a fair and correct summary of the proceedings thereat.

(e) All appointments of officers made at any of the meeting aforesaid shall be included in the minutes of the meeting.

(f) In the case of a meeting of the Board of Directors or of a Committee of the Board, the minutes shall also contain:

(i) the names of the Directors present at the meetings; and

(ii) in the case of each resolution passed at the meeting the names of the Directors, if any, dissenting from or not concurring in the resolution.

(g) Nothing contained in Clauses (a) to (d) hereof shall be deemed to require the inclusion in any such minutes of any matter which in the opinion of the Chairman of the meeting:

(i) is, or could reasonably be regarded, as defamatory of any person;

(ii) is irrelevant or immaterial to the proceedings; or

(iii) is detrimental to the interests of the Company. The Chairman shall exercise an absolute discretion in regard to the inclusion or non-inclusion of any matter in the minutes on the grounds specified in this clause.

(h) The minutes of meetings kept in accordance with the provision of Section 193 of the Act shall be evidence of the proceedings recorded therein.

Minutes to be conclusive evidence

124. Where minutes of the proceedings of any general meeting of the Company or of any meeting of its Board of Directors or of a Committee of the Board have been kept in accordance with the provisions of Section 193 of the Act then, until the contrary is proved, the meeting shall be deemed to have been duly called and held, and all proceedings thereat to have duly taken place and in particular all appointments of Directors or Liquidators made at the meeting shall be evidence of the proceedings recorded therein.

Presumption to be drawn where minutes duly drawn and signed

125. (a) The books containing the minutes of the proceedings of any general meeting of the Company shall:-

Inspection of minutes Book of general meeting

(i) be kept at the registered office of the Company, and

(ii) be open, during the business hours to the inspection of any member without charge, subject to such reasonable restrictions as the Company may, in general meeting impose so however that not less than two hours in each day are allowed for inspection.

(b) Any member shall be entitled to be furnished, within seven days after he has made a request in that behalf to the Company with a copy of any minutes referred to in Clause (a) above, on payment of such sum as may be prescribed, from time to time, for every one hundred words or fractional part thereof required to be copied.

Publication of reports of proceeding of general meetings

126. No document purporting to be a report of the proceedings of any general meeting of the Company shall be circulated or advertised at the expense of the Company unless it includes the matters required by Section 193 of the Act to be contained in the Minutes of the proceedings of such meeting.

MANAGERIAL PERSONNEL

Managerial Personnel

127. The Company shall duly observe the provisions of Section 197A of the Act regarding prohibition of simultaneous appointment of different categories of managerial personnel therein referred to.

BOARD OF DIRECTORS

Number of Directors

128. The business of the Company shall be managed by the Board of Directors and the number of Directors of the Company shall not be less than three (3) and not more than sixteen (16). The Directors are not required to hold any qualification shares.

Appointment of Senior Executives as Executive Directors

129. (a) Subject to the provisions of the Act and within the overall limit prescribed under the Articles for the number of Directors on the Board, the Board may appoint any Senior Executive of the Company as a Executive Director of the Company for such period and upon such terms and conditions as the Board may decide. The Senior Executive so appointed shall be governed by the following provisions:

(i) He shall be liable to retire by rotation as provided in the Act but shall be eligible for reappointment. His reappointment as a Director shall not constitute a break in his appointment as Executive Director.

(ii) He shall be reckoned as Director for the purpose of determining and fixing the number of Directors to retire by rotation.

(iii) He shall cease to be a Director of the Company on the happening of any event specified in Section 283 and 314 (2C) of the Act. He shall cease to be a Director of the Company, if for any reason whatsoever, he ceases to hold the position of Senior Executive in the Company or ceases to be in the employment of the Company.

(iv) Subject to what is stated hereinabove he shall carry out and perform all such duties and responsibilities as may, from time to time, be conferred upon or entrusted to him by the Managing Director/s / Whole-time Director and/or the Board, shall exercise such powers and authorities subject to such restrictions and conditions and/or stipulations as the Managing Director/s / Whole-time Director and/or the Board may, from time to time determine.

(v) His remuneration shall be fixed by the Board and shall be subject to the approval of the Company in

general meeting and of the Central Government as may be required under the provisions of the Act.

(b) Nothing contained in this Article shall be deemed to restrict or prevent the right of the Board to revoke, withdraw, alter, vary or modify all or any of such powers, authorities, duties and responsibilities conferred upon or vested in or entrusted to such Executive Directors.

130. Any Trust Deed for securing debentures or debenture stocks may, if so arranged, provide for the appointment, from time to time by the Trustees thereof or by the holders of debentures or debenture-stocks, of some person or persons to be a Director or Directors of the Company and may empower such Trustees or holders of debentures or debenture-stocks from time to time, to remove and reappoint any Director/s so appointed. The Director/s so appointed under this Article is herein referred to as "Debenture Director" and the term "Debenture Director" means the Director for the time being in office under this Article. The Debenture Director(s) shall not be bound to hold any qualification shares and shall not be liable to retire by rotation or be removed by the company. The Trust Deed may contain such ancillary provisions as may be arranged between the company and the Trustees and all such provisions shall have effect notwithstanding any of the other provisions herein contained. Debenture Director

131. Notwithstanding anything to the contrary contained in these Articles, so long as any moneys remain owing by the Company to the Industrial Development Bank of India (IDBI), The Industrial Credit and Investment Corporation of India Ltd. (ICICI), Industrial Finance Corporation of India (IFCI) and Life Insurance Corporation of India (LIC) or to any other Finance Corporation or Credit Corporation or to any other Finance Company or Body out of any loans granted by them to the company or so long as IDBI, IFCI, ICICI, LIC and Unit Trust of India (UTI) or any other Financing Corporation or Credit Corporation or any other Financing Company or Body (each of which IDBI, IFCI, ICICI, LIC and UTI or any other Financing Company or Body is hereinafter in this Article referred to as "the corporation") continue to hold debentures in the Company as a result of underwriting or by direct subscription or private placement, or so long as the Corporation holds shares in the Company as a result of underwriting or by direct subscription or so long as any liability of the company arising out of any guarantee furnished by the Corporation on behalf of the Company remains outstanding, the Corporation shall have a right to appoint from time to time any person or persons as a Director or Directors whole-time or non-whole-time (which Director or Directors is/are hereinafter referred to as "Nominee Director/s") on the Board of the Company and to remove from such office any person or persons so appointed and to appoint any person or persons in his or their places. The Board of Directors of the Company shall have no power to remove from office the Nominee Director/s. At the option of the Corporation Nominee Director

such Nominee director/s shall not be required to hold any share qualification in the Company. Also at the option of the corporation such Nominee Director/s shall not be liable to retirement by rotation of Directors. Subject as aforesaid, the Nominee Director/s shall be entitled to the same rights and privileges and be subject to the same obligations as any other Director of the Company. The Nominee Director/s so appointed shall hold the said office only so long as any moneys remain owing by the Company to the Corporation or so long as the Corporation holds debentures in the Company as a result of direct subscription or private placement or so long as the Corporation holds shares in the Company as a result of underwriting or direct subscription or the liability of the Company arising out of any guarantee is outstanding and the Nominee Director/s so appointed in exercise of the said power shall ipso facto vacate such office immediately after the moneys owing by the Company to the Corporation is paid of or on the Corporation ceasing to hold debentures/shares in the Company or on the satisfaction of the liability of the Company arising out of any guarantee furnished by the Corporation. The Nominee Director/s appointed under this Article shall be entitled to receive all notices of and attend all General Meetings, Board Meetings and of the Meetings of the Committee of which the Nominee Director/s is/are member/s as also the minutes of such meetings. The Corporation shall also be entitled to receive all such notices and minutes. The Company shall pay to the Nominee Director/s sitting fees and expenses which the other Directors of the Company are entitled but if any other fees, commission, monies or remuneration in any form is payable to the Directors of the Company, the fees, commission, monies and remuneration in relation to such Nominee Director/s shall accrue to the Corporation and same shall accordingly be paid by the Company directly to the Corporation. Any expenses that may be incurred by the Corporation or by such nominee Director/s in connection with their appointment or Directorship, shall also be paid or reimbursed by the Company to the Corporation or as the case may be to such Nominee Director/s. Provided that if any such Nominee Director/s is an officer of the Corporation the sitting fee in relation to such Nominee Director/s shall also accrue to the Corporation and the same shall accordingly be paid by the Company directly to the Corporation.

Provided further that if such Nominee Director/s is an officer of the Reserve Bank of India the sitting fees in relation to such Nominee Director/s shall also accrue to IDBI and the same shall accordingly be paid by the Company directly to IDBI.

Provided also that in the event of the Nominee Director/ s being appointed as whole-time Director/s such Nominee Director/s shall exercise such powers and duties as may be approved by the Lenders and have such rights as are usually

exercised or available to a whole-time Director, in the management of the affairs of the Borrower. Such Nominee Director/s shall be entitled to receive such remuneration, fees, commission and monies as may be approved by the Lenders.

132. (a) In connection with any collaboration arrangement with any company or corporation or firm or person for supply of technical know how and/or machinery or technical advice, the Directors may authorise such Company, Corporation, firm or person (hereinafter in this clause referred to as "Collaborator") to appoint from time to time, any person or persons as Director or Directors of the Company (hereinafter referred to as "Special Director") and may agree that such Special Director shall not be liable to retire by rotation and need not possess any qualification shares to qualify him for the office of such Director, so however, that such Special Director shall hold office so long as such collaboration arrangement remains in force unless otherwise agreed upon between the Company and such Collaborator under the collaboration arrangements or at any time thereafter. Special Director

(b) The Collaborator may at any time and from time to time remove any such Special Director appointed by it and may at the time of such removal and also in the case of death or resignation of the person so appointed, at any time, appoint any other person as a Special Director in his place and such appointment or removal shall be made in writing signed by such company or corporation or any partner or such person and shall be delivered to the Company at its registered office.

(c) It is clarified that every collaborator entitled to appoint a Director under this Article may appoint one or more such person or persons as Director(s) and so that if more than one collaborator is so entitled there may at any time be as many Special Directors as the Collaborators eligible to make the appointment.

133. Subject to the provisions of Section 255 of the Act, the number of Directors appointed under Articles 130, 131 and 132 shall not exceed in the aggregate one-third of the total number of Directors for the time being in office. Limit on number of non-retiring Directors

134. (a) The Board of Directors of the Company may appoint an alternate Director to act for a Director (hereinafter in this Article called "the Original Director") during his absence for a period of not less than three months from the State in which meetings of the Board are ordinarily held. Appointment of Alternate Director

(b) An alternate Director appointed under this Article shall not hold office as such for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State in which meeting of the Board are ordinarily held.

(c) If the term of office of the Original Director is determined before he returns to the State aforesaid, any provision for the automatic reappointment of retiring directors in default of another appointment shall apply to the original and not to the alternate director.

Appointment of Additional Directors

135. Subject to the provisions of Section 260 of the Act, the Board of Directors shall have power at any time to appoint any person as an additional Director to the Board, so that the total number of Directors shall not exceed the maximum number fixed by the Articles. Any Director so appointed shall hold the office only up to the next annual general meeting of the Company and shall then be eligible for re-appointment.

Appointment of Director to fill the casual vacancy

136. Subject to the provisions of Section 262 of the Act, if the office of any Director appointed by the Company in general meeting is vacated before his term of office expires in the normal course, the resulting casual vacancy may in default of and subject to any regulation in the Articles of the Company be filled by the Board of Directors at the meeting of the Board and the Director so appointed shall hold office only up to the date up to which the Director in whose place he is appointed would have held office if it had not been vacated as aforesaid but he shall then be eligible for re-election.

Individual resolution for Directors' appointment

137. At a general meeting of the Company a motion shall not be made for the appointment of two or more persons as Director of the Company by a single resolution unless a resolution that it shall be so made has first been agreed to by the meeting without any vote being given against it. Resolution moved in contravention of this article shall be void whether or not objection was taken at the time of its being so moved.

Provided that where a resolution so moved is passed, no provision for the automatic reappointment of retiring director by virtue of these articles and the Act in default of another appointment shall apply.

Qualification of Director

138. A Director need not hold any shares in the Company to qualify him for the office of a Director of the Company.

Remuneration of Directors

139. (a) Subject to the provisions of the Act, a Managing Director or a Director who is in the whole-time employment of the Company may be paid remuneration either by way of a monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other.

(b) Subject to the provisions of the Act, a Director, who is neither in the whole-time employment nor a Managing Director may be paid remuneration either:

(i) by way of monthly, quarterly or annual payment with the approval of the Central government; or

(ii) by way of commission if the Company by a special resolution has authorised such payment.

(c) The fee payable to Directors (other than Managing or Whole-time Director, if any) for attending each meeting of the Board or Committee thereof shall be such sum as may be prescribed by the Act or the Central Government from time to time.

140. The Board may allow and pay to any Director for the purpose of attending a meeting such sum either as fixed allowance and/or actual as the Board may consider fair compensation for travelling, boarding and lodging and incidental and/or such actual out of pocket expenses incurred by such Director in addition to his fees, for attending such meetings to and from the place at which the meetings of the Board or Committees thereof or general meetings of the Company are held from time to time or any other place at which the Director executes his duties.

Travelling and other expenses

141. If any Director, being willing shall be called upon to perform extra services or to take any special extensions for any of the purposes of the Company and in that event the Company may, subject to the provisions of the Act, remunerate such Director either by a fixed sum or by a percentage of profit or otherwise, as may be determined by the Directors but not exceeding that permitted under Section 309 of the Act and such remuneration may be either in addition to or in substitution for his share in the remuneration above provided.

Remuneration for Extra Services

142. (a) Any provision relating to the remuneration of any Director including a Managing or Joint Managing or Whole-time Director or any amendment thereof, which purports to increase or has the effect of increasing, whether directly or indirectly, the amount thereof, whether that provision is contained in the Company's Memorandum or Articles, or in an agreement entered into by it, or any resolution passed by the Company in general meeting or by the Board of Directors, shall be in compliance with the Act.

Increase in remuneration of Directors to require Government Sanction

(b) If the terms of any re-appointment or appointment of a Managing or Joint Managing or Whole-time Director, purport to increase or have the effect of increasing, whether directly or indirectly, the remuneration which the Managing or Joint Managing or Whole-time Director or the previous Managing or Joint Managing or Whole-time Director, as the case may be was receiving immediately before such re-appointment or appointment shall be in compliance with the Act.

Increase in remuneration of Managing Director on re-appointment or appointment

143. When the number of Directors in Office falls below the minimum above fixed, the Directors, shall not act except in emergencies or for the purpose of filling up vacancies or for summoning a general meeting of the Company and so long as the number is below the minimum they may so act notwithstanding the absence of the necessary quorum.

Directors not to act when number falls below minimum

Eligibility

144. A person shall not be capable of being appointed a Director if he has the disqualifications referred to in Section 274 of the Act.

Directors vacating office

145. (a) The Office of a Director shall become vacant if -

(i) he is found to be of unsound mind by a Court of competent jurisdiction;

(ii) he applies to be adjudicated an insolvent;

(iii) he is adjudged an insolvent;

(iv) he is convicted by a Court, of any offence involving moral turpitude and sentenced in respect thereof to imprisonment for not less than six months;

(v) he fails to pay any call in respect of shares of the Company held by him, whether alone or jointly with others, within six months from the last date fixed for the payment of the call unless the Central Government by Notification in the Official Gazette removes the disqualification incurred by such failure;

(vi) he absents himself from three consecutive meetings of the Board of Directors, or from all meetings of the Board of Directors for a continuous period of three months, whichever is longer, without obtaining leave of absence from the Board;

(vii) he, whether by himself or by any person for his benefit or on his account or any firm in which he is a partner or any private company of which he is a director, accepts a loan or any guarantee or security for a loan, from the Company in contravention of Section 295 of the Act;

(viii) he acts in contravention of Section 299 of the Act;

(ix) he becomes disqualified by an order of court under Section 203 of the Act;

(x) he is removed in pursuance of Section 284 of the Act;

(xi) having been appointed a Director by virtue of his holding any office or other employment in the Company, he ceases to hold such office or other employment in the Company;

(xii) he resigns his office by notice in writing given to the Company.

(b) Notwithstanding anything in sub-clause (iii), (iv) and (v) of clause (a) above, the disqualifications referred to in these sub-clauses shall not take effect:

(i) for thirty days from the date of the adjudication, sentence or order;

(ii) where any appeal or petition is preferred within the thirty days aforesaid against the adjudication,

sentence or conviction resulting in the sentence or order until the expiry of seven days from the date on which such appeal or petition is disposed off; or

(iii) where within the seven days aforesaid, any further appeal, or petition is preferred in respect of the adjudication, sentence, conviction or order and the appeal or petition, if allowed, would result in the removal of the disqualification, until such further appeal or petition is disposed off.

146. (a) The Company may (subject to the provisions of Section 284 and other applicable provisions of the Act and these Articles) remove any director other than ex-officio directors or special directors or debenture directors or a nominee director or a director appointed by the Central Government in pursuance of Section 408 of the Act, before the expiry of his period of office. Removal of Directors

(b) Special notice as provided by Section 190 of the Act shall be required for any resolution to remove a Director under this Article or to appoint some other persons in place of a Director so removed at the meeting at which he is removed.

(c) On receipt of notice of a resolution to remove a Director under this Article, the Company shall forthwith send a copy thereof to the Director concerned and the Director (whether or not he is member of the Company) shall be entitled to be heard on the resolution at the meeting.

(d) Where notice is given of a resolution to remove a Director under this Article and the Director concerned makes with respect thereto representations in writing to the Company (not exceeding a reasonable length) and requests its notification to members of the Company, the Company shall unless the representations are received by it too late for it do so,

(i) in the notice of the resolution given to members of the Company state the fact of the representations having been made; and

(ii) send a copy of the representation to every member of the Company to whom notice of the meeting is sent (whether before or after receipt of the representations by the Company), and if a copy of the representations, is not sent as aforesaid because they were received too late or because of the Company's default, the Director may (without prejudice to his right to be heard orally) require that the representations be read out at the meeting, provided that copies of the representations need not be sent or read out at the meeting if so directed by the Court.

(e) A vacancy created by the removal of a Director under these Articles may, if he had been appointed by the Company in general meeting or by the Board in pursuance of Section 262 of the Act be filled by the appointment of another Director in his stead by the meeting at which he is removed, provided special notice of the intended appointment has been given under clause (b) hereof. A Director so appointed shall hold office until the date up to which his predecessor would have held office if he had not been removed as aforesaid.

(f) If the vacancy is not filled under Clause (e), it may be filled as a casual vacancy in accordance with the provisions, in so far as they may be applicable, of Section 262 of the Act, and all the provisions of that Section shall apply accordingly:

Provided that the Director who was removed from office under this Article shall not be re-appointed as a Director by the Board of Directors.

(g) Nothing contained in this Article shall be taken:

(i) as depriving a person removed thereunder of any compensation or damages payable to him in respect of the termination of his appointment as director or of any appointment terminating with that as director; or

(ii) as derogating from any power to remove a Director which may exist apart from this Article.

Directors may contract with Company

147. (a) Subject to the restrictions imposed by these Articles and by Sections 292, 293, 294, 295, 297, 300, 311, 370 and 373 and any other provisions of the Act, no Director, Managing Director, or other officer or employee of the Company shall be disqualified from holding his office by contracting with the Company either as vendor, purchaser, agent, broker or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director, Managing Director, Jt. Managing Director, Whole-time Director, Executive Director other officer or employee shall be in any way interested, be avoided, nor shall the Director, Managing Director, Whole-time Director, or any officer or employee so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director, Managing Director, Whole-time Director, officer or employee holding that Office or of the fiduciary relation thereby established, but the nature of his or their interest must be disclosed by him or them in accordance with the provisions of Section 299 of the Act where that section be applicable.

(b) In accordance with Section 300 of the Act, no Director shall, as a Director, vote or take part in any discussion

in respect of any contract or arrangement in which he is interested and if he does so vote, his vote shall be void nor shall his presence count for the purpose of forming the quorum at the time of any such discussion or vote;

Provided that the above prohibition or restriction shall not apply to the extent or under the circumstances mentioned in sub-section (2) of Section 300 of the Act.

(c) A General notice such as is referred to in subsection (3) of Section 299 of the Act shall be sufficient disclosure under this Article as provided in that Section.

148. A Director, Managing Director, Whole-time Director, officer or employee of the Company may be, or become a director, of any Company promoted by the Company or in which it may be interested as a vendor, member or otherwise, and no such director shall be accountable for any benefits received as director or member of such company except to the extent and under the circumstances as may be provided in the Act.

Directors may be directors of companies promoted by the Company

149. (a) Every Director (including a person deemed to be a Director by virtue of the explanation to sub-section (1) of Section 303 of the Act), Managing Director, Whole-time Director, Manager or Secretary of the Company, who is appointed to or relinquishes the office of Director, Managing Director, Whole-time Director, Manager or Secretary of any other body corporate shall within twenty days of his appointment or relinquishment of such office, as the case may be, disclose to the Company aforesaid the particulars relating to the office in the other body corporate which are required to be specified under sub-section (1) of Section 303 of the Act.

Duty of Directors etc to make disclosure

(b) Every Director of the Company and every person deemed to be a Director of the Company by virtue of sub-section (10) of Section 307 of the Act shall give notice to the Company of such matters as may be necessary for the purpose of enabling the Company to comply with the provisions of that Section and Section 308 of the Act.

150. The provisions of Section 314 of the Act shall be complied with when applicable in regard to holding of office or place of profit under the Company or under any subsidiary of the Company by any person mentioned in the said section. The words 'office' or 'place of profit' shall have the meaning assigned to them by Section 314 of the Act.

Directors etc. not to hold office or place of profit

151. The Company shall observe the restrictions imposed on the Company in regard to granting of loans to Directors and other persons as provided in Section 295 and other applicable provisions, if any of the Act.

Loans to Directors

152. (a) Except with the consent of the Board of Directors of the Company and with the previous approval of the Central Government, a Director of the Company or his relative, a firm in which such a Director or relative is a partner, any

Board resolution at a meeting necessary for certain contract

other partner in such a firm, or a private company of which the Director is a member or director, shall not enter into any contract with the Company:

(i) for the sale, purchase or supply of any goods materials or services or

(ii) for underwriting the subscription of any shares in, or debentures of the Company.

(b) Nothing contained in the foregoing sub-clause (a) shall affect:

(i) the purchase of goods and materials from the Company or the sale of goods and materials to the Company, by any Director, relative, firm, partner or private company as aforesaid for cash at prevailing market prices; or

(ii) any contract or contracts between the Company on one side and any such Director, relative, firm, partner or private company on the other side for sale, purchase, or supply of any goods, materials and services in which either the Company or the Director, relative, firm, partner or private company as the case may be, regularly trades or does business:

Provided that such contract or contracts do not relate to goods and materials the value of which, or service cost of which, exceeds five thousand rupees in the aggregate or such higher sum as may be statutorily prescribed, in any year comprised in the period of the contract or contracts.

(c) Notwithstanding anything contained in the foregoing sub-clause (a) and (b) a Director, relative, firm, partner or private company as aforesaid, may in circumstances of urgent necessity, enter, without obtaining the consent of the Board, into any contract with the Company for the sale, purchase or supply of any goods, materials or services even if the value of such goods, materials or services exceeds five thousand rupees in the aggregate in any year comprised in the period of the contract; but in such a case, the consent of the Board shall be obtained at a meeting within, three months of the date on which the contract was entered into.

(d) Every consent of the Board required under this clause shall be accorded by a resolution passed at a meeting of the Board and not otherwise; and the consent of the Board required under sub-clause (a) above shall not be deemed to have been given within the meaning of that sub-clause unless the consent is accorded before the contract is entered into or within three months of the date on which it was entered into.

(e) If consent is not accorded to any contract under this clause, anything done in pursuance of the contract shall be voidable at the option of the Board.

(f) The Directors, so contracting or being so interested shall not be liable to the Company for any profit realised by any such contract or the fiduciary relation thereby established.

(g) The Company shall also comply with such other provisions of Section 297 of the Act, as may be applicable.

ROTATION OF DIRECTORS

153. Not less than two thirds of the total number of Directors shall: Rotation of Directors

(a) Be persons whose period of office is liable to determination by retirement of Directors by rotation; and

(b) Save as otherwise expressly provided in the Act, be appointed by the Company in general meeting:

The remaining Directors shall, in default of and subject to any regulations in the Articles of the Company, also be appointed by the Company, in general meeting.

154. (a) At every annual general meeting, one-third of such of the Directors for the time being as are liable to retire by rotation, or if their number is not three or a multiple of three, then the number nearer to one-third, shall retire from office. Ascertainment of Directors retiring by rotation and filling up vacancies

(b) The Directors to retire by rotation at every annual general meeting shall be those who have been longest in office since their last appointment, but as between persons who became Directors on the same day, those who are to retire shall, in default of and subject to any agreement amongst themselves, be determined by lot.

(c) At the annual general meeting at which a Director retires as aforesaid, the Company may fill up the vacancy by appointing the retiring Director or some other person thereto.

(d) (i) If the place of the retiring Director is not so filled up and that meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday, at the same time and place.

(ii) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been re-appointed at the adjourned meeting, unless

(1) at that meeting or at the previous meeting a resolution for the re-appointment of such Director has been put to the meeting and lost;

(2) the retiring Director has, by a notice in writing addressed to the Company or its Board of

Directors, expressed his unwillingness to be so re-appointed;

(3) he is not qualified or is disqualified for appointment; and

(4) a resolution, whether special or ordinary, is required for his appointment or re-appointment in virtue of any provisions of the Act; or

(e) the proviso to sub-section (2) of Section 263 of the Act is applicable to the case.

Explanation: In this Article and Article 156 the expression 'Retiring Director' means Director retiring by rotation.

Right of persons other than retiring Directors to stand for directorship

155. (a) A person who is not a retiring Director shall, in accordance with Section 257 of the Act and subject to the provisions of the Act, be eligible for appointment to the office of Director at any general meeting if he or some member or members intending to propose him has, not less than fourteen days before the meeting, left at the registered office of the Company a notice in writing under his hand signifying his candidature for the office of director or the intention of such member or members to propose him as a candidate for that office, as the case may be alongwith a deposit of the prescribed amount which shall be refunded to such person or as the case may be, to such member, if the person succeeds in getting elected as a Director.

(b) The Company shall inform its members of the candidature of a person for the office of director or the intention of member(s) to propose a person as a candidate for that office by serving individual notices on the members not less than seven days before the meeting in the manner provided under Section 257 of the Act.

Consent of candidates for Directorship to be filed with the Registrar

156. Every person who is proposed as a candidate for the office of Director of the Company shall sign and file with the Company and with the Registrar, his consent in writing to act as a Director, if appointed, in accordance with the provisions of Section 264 of the Act in so far as they may be applicable.

PROCEEDINGS OF DIRECTORS

Meeting of Directors

157. The Directors may meet together as a Board for the despatch of business from time to time and shall so meet at least once in every three months and at least four such meetings shall be held in every year and they may adjourn and otherwise regulate their meetings and proceedings as they deem fit. The provisions of this Article shall not be deemed to be contravened merely by reason of the fact that meetings of the Board, which had been called in compliance with the terms herein mentioned could not be held for want of quorum. The meetings of the Board of Directors or any committee thereof may also be held through teleconferencing, video conferencing or other

similar communication means as may be statutorily permissible.

158. Any Director of the Company may and the Manager or Secretary on the requisition of a Director shall, at any time, summon a meeting of the Board. When meeting to be convened

159. Notice of every meeting of the Board of the Company shall be given in writing to every Director for the time being in India and at his usual address in India. Directors entitled to notice

160. Question arising at any time at a meeting of the Board shall be decided by majority of votes and in case of equality of votes, the Chairman, in his absence the Vice Chairman or the Director presiding shall have a second or casting vote. Questions at Board meeting how decided

161. (a) The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office. The Directors may also appoint a Vice-Chairman of the Board of Directors to preside at the meetings of the Board of Directors at which the Chairman shall not be present and determine the period for which he is to hold office. Who to preside meeting of the Board

(b) All the meetings of the Directors shall be presided over by the Chairman, if present, but if at any meeting of Directors the Chairman be not present at the time appointed for holding the same, the Vice-Chairman, if present, shall preside and if he be not present at such time then and in that case the Directors shall choose one of the Directors then present to preside at the meeting.

162. (a) The quorum at a meeting of the Directors shall be as prescribed by Section 287 of the Act. Quorum at Board Meeting

(b) A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the regulations or the Articles of the Company for the time being vested in or exercisable by the Directors generally. Quorum competent to exercise power

(c) If a meeting of the Board could not be held for want of quorum, then the meeting shall automatically stand adjourned till the same day in the next week, at the same time and place, or if that day is a Public holiday, till the next succeeding day which is not a public holiday, at the same time and place. Procedure in case of want of quorum

163. Subject to the provisions of Section 292 and other provisions of the Act and Article 166, the Directors may delegate all or any of their powers to committees consisting of such member or members of their body as they think fit, and they may, from time to time revoke and discharge any such Committee either wholly or in part, and either as to persons or purposes, but every Committee so formed shall in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the Directors. All acts Directors may appoint committee

done by any such Committee in conformity with such regulations and in fulfillment of the purpose of their appointments but not otherwise, shall have the like force and effect as if done by the Board. Subject to the provisions of the Act the Board may from time to time fix the remuneration to be paid to any member or members of that body constituting a Committee appointed by the Board in terms of these Articles, and may pay the same.

Resolution by Circular

164. Subject to the provisions of Section 289 of the Act, a resolution passed without any meeting of Directors, or of a Committee of Directors appointed under these Articles and evidenced by writing under the hands of all the Directors or members of such Committee as aforesaid, for the time being in India, be as valid and effectual as a resolution duly passed at a meeting of the Directors or of such committee called and held in accordance with the provisions of these articles.

Provided that the resolution has been circulated in draft, together with the necessary papers, if any, to such Directors, or members of the Committee, then in India (not being less in number than the quorum fixed for a meeting of the Board or the Committee as the case may be) and all other Directors or members at their usual address in India and has been approved by such Directors as are then in India or by majority of such of them, as are entitled to vote on the resolution.

Limit of Directors numbers

165. Subject to the provisions of Sections 252, 255 and 259 of the Act, the Company in general meeting may, by ordinary resolution, increase or reduce the number of Directors within the limits fixed in that behalf by the Articles.

Acts of Board or Committee valid notwithstanding defect of appointment

166. All acts done by any meeting of the Directors or by a Committee of Directors, or by any person acting as a Director, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid, or they or any of them were or was disqualified or that their or his appointment had terminated by virtue of any provisions contained in the Articles or the Act, be as valid as if every such person has been duly appointed and was qualified to be a Director.

Minutes of proceedings of the Board and the Committees to be valid

167. The Directors shall cause minutes to be duly entered in a book or books provided for the purpose in accordance with the Articles and Section 193 of the Act.

Board minutes to be evidence

168. Minutes of any meeting of the Board of Directors or of any Committees of the Board if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting shall be for all purposes whatsoever prima facie evidence of the actual passing of the resolutions recorded and the actual and regular transaction or occurrence of the proceedings so recorded and the regularity of the meeting at which the same shall appear to have taken place.

169. The Directors shall cause to be kept at the *registered office* of the Company:-

Register of Directors, Managing Directors and Whole-time Directors etc.

(a) (i) a Register of the Directors, Managing Director, Whole-time Director, Manager and Secretary of the Company containing the particulars required by Section 303 of the Act.

(ii) a Register of Contracts with companies and firms in which the Directors are interested, containing the particulars required by Section 301 of the Act; and

(iii) a Register of Directors' *Shareholding* containing the particulars required by Section 307 of the Act. They shall also cause to be kept other registers and indexes as required by the Act.

(b) The Company shall comply with the provisions of Section 301, 303 and 307 and other sections of the Act with regard to the inspection of registers and furnishing copies so far as the same be applicable to the Company.

POWERS OF DIRECTORS

170. (a) Without derogating from the powers vested in the Board of *Directors under these* Articles, the Board shall exercise the following powers on behalf of the Company and they shall do so only by means of resolutions passed at meetings of the Board.

Certain powers to be exercised by the Board only at meeting

(i) The power to make calls on shareholders in respect of money unpaid on their shares;

(ii) The power to issue debenture;

(iii) The power to borrow moneys otherwise than on debentures;

(iv) The power to invest the funds of the Company; and

(v) The power to make loans.

Provided that the Board may by resolution passed at the meeting, delegate to any Committee of Directors, the Managing Director, Whole-time Director, the Manager or any other principal officer of the Company or in the case of a branch office of the Company, a principal Officer of the branch office, the powers specified in sub-cause (iii), (iv) and (v) to the extent specified in clauses (b), (c) and (d) respectively on such condition as the Board may prescribe.

(b) Every resolution delegating the power referred to in sub-clause (iii) of clause (a) shall specify the total amount outstanding at any one time up to which moneys may be borrowed by the delegate.

(c) Every resolution delegating the power referred to in sub-clause (iv) of clause (a) shall specify the total amount up

to which the funds of the Company may be invested and the nature of the investments which may be made by the delegate.

(d) Every resolution delegating the powers referred to in sub-clause (v) of clause (a) shall specify the total amount up to which loans may be made by the delegates, the purpose for which the loans may be made and the maximum amount up to which loans may be made for each such purpose in individual cases.

(e) Nothing in this article contained shall be deemed to affect the right of the Company in general meeting to impose restrictions and conditions on the exercise by the Board of any of the powers referred to in sub-clause (i), (ii), (iii), (iv) and (v) of clause (a) above.

Restriction on powers of Board

171. (a) The Board of Directors of the Company shall not except with the consent of the Company in general meeting:

(i) sell, lease or otherwise dispose of the whole, or substantially the whole, of the undertaking of the Company, or where the Company owns more than one undertaking, of the whole or substantially the whole of any such undertaking;

(ii) remit, or give time for the repayment of any debt, due by a Director;

(iii) invest, otherwise than in trust securities, the amount of compensation received by the Company in respect of the compulsory acquisition of any such undertaking as is referred to in sub-clause (i) above, or of any premises or properties used for any such undertaking and without which it cannot be carried on or can be carried on only with difficulty or only after a considerable time;

(iv) borrow moneys, where the money to be borrowed, together with the moneys already borrowed by the Company (apart from the temporary loans obtained from the Company's bankers in the ordinary course of business) will exceed the aggregate of the paid-up Capital of the Company and its free reserves that is to say, reserves not set apart for any specific purpose; or

(v) contribute to charitable and other funds not directly relating to the business of the Company or the welfare of its employees any amounts the aggregate of which will in any financial year, exceed fifty thousand rupees or five percent of its average net profits as determined in accordance with the provisions of Section 349 and 350 of the Act during the three financial years, immediately preceding, whichever is greater.

(b) Nothing contained in sub-clause (i) of clause (a) above shall affect:

(i) the title of a buyer or other person who buys or takes a lease of any such undertaking as is referred to in that sub-clause in good faith and after exercising due care and caution; or

(ii) the selling or leasing of any property of the Company where the ordinary business of the Company consists of, or comprises such selling or leasing.

(c) Any resolution passed by the Company permitting any transaction such as is referred to in sub-clause (a) (i) above, may attach such conditions to the permission as may be specified in the resolution, including conditions regarding the use, disposal or investment of the sale proceeds which may result from the transaction.

Provided that this clause shall not be deemed to authorise the Company to effect any reduction in its capital except in accordance with the provisions contained in that behalf in the Act.

(d) No debt incurred by the Company in excess of the limit imposed by sub-clause (iv) of clause (a) above, shall be valid or effectual, unless the lender proves that he advanced the loan in good faith and without knowledge that the limit imposed by that clause had been exceeded.

(e) Due regard and compliance shall be observed in regard to matter dealt with by or in the Explanation contained in sub-section (1) of Section 293 of the Act and in regard to the limitations on the power of the Company contained in Section 293 A of the Act.

Prohibition regarding making of political contributions

172. Subject to the provisions of the Act, the management of the business of the Company shall be vested in the Directors and the Directors may exercise all such powers and do all such acts and things as the Company is by the Memorandum of Association or otherwise authorised to exercise and do and not hereby or by the statute or otherwise directed or required to be exercised or done by the Company in General Meeting, but subject nevertheless to the provisions of the Act and other Act and of the Memorandum of Association and these articles and to any regulations, not being inconsistent with the Memorandum of Association and these articles or the Act, from time to time made by the Company in general meeting provided that no such regulation shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

General powers of the Company vested in Directors

173. Without prejudice to the general powers conferred by Article 172 and the other powers conferred by these presents and so as not in any way to limit any or all of those powers, it is hereby expressly declared that the Directors shall have the following powers:-

Specific powers given to Directors

To pay registration expenses	(i)	to pay the costs, charges and expenses preliminary and incidental to the promotion, formation, establishment and registration of the Company;
To pay interest on capital	(ii)	To pay and charge to the capital account of the Company any interest lawfully payable thereon under the provisions of Sections 76 and 208 of the Act;
To acquire property	(iii)	Subject to the provisions of the Act and these Articles to purchase or otherwise acquire any land, buildings, machinery, premises, hereditaments, property effects, assets, rights, credits, royalties, bounties and goodwill of any person, firm or Company carrying on the business which this Company is authorised to carry on, at or for such price or consideration and generally on such terms and conditions as they may think fit; and in any such purchase or acquisition to accept such title as the Board may believe or may be advised to be reasonably satisfactory;
To purchase lands, buildings etc.	(iv)	Subject to the provisions of the Act to purchase, or take on lease for any term or terms of years, or otherwise acquire any mills or factories or any land or lands, with or without buildings and outhouses thereon, situated in any part of India, at such price or rent and under and subject to such terms and conditions as the Directors may think fit; and in any such purchase, lease or other acquisition to accept such title as the Directors may believe or may be advised to be reasonably satisfactory;
To construct buildings	(v)	To erect, construct, enlarge, improve, alter, maintain, pull down rebuild or reconstruct any buildings, factories, offices, workshops or other structures, necessary or convenient for the purposes of the Company and to acquire lands for the purposes of the Company;
To mortgage, charge property	(vi)	To let, mortgage, charge, sell or otherwise dispose of subject to the provisions of Section 293 of the Act, any property of the Company either absolutely or conditionally and in such manner and upon such terms and conditions in all respects as they think fit and to accept payment or satisfaction for the same in cash or otherwise, as they may think fit;
To pay for property etc.	(vii)	At their discretion to pay for any property, rights or privileges acquired by or services rendered to the Company, either wholly or partially, in cash or in shares, bonds, debentures, debenture-stock or other securities of the Company, and any such shares may be issued either as fully paid-up or with such amount credited as paid-up thereon as may be agreed upon; and any such bonds, debentures, debenture-stock or other securities may be either specifically charged

upon all or any part of the property of the Company and its uncalled capital or not so charged;

(viii) To insure and keep insured against loss or damage by fire or otherwise, for such period and to such extent as they may think proper, all or any part of the building, machinery, goods, stores, produce and other movable property of the Company either separately or co-jointly; also to insure all or any portion of the goods, produce, machinery and other articles imported or exported by the Company and to sell, assign, surrender or discontinue any policies or assurance effected in pursuance of this power; — To insure

(ix) Subject to Section 292 of the Act, to open accounts with any bank or bankers or with any Company, firm or individual and to pay money into and draw money from any account from time to time as the Directors may think fit; — To open accounts

(x) To secure the fulfillment of any contracts or engagement entered into by the Company by mortgage or charge of all or any of the properties of the Company and its unpaid capital for the time being or in such other manner as they may think fit; — To secure contracts

(xi) To attach to any shares to be issued as the consideration for any contract with or property acquired by the Company, or in payment for services rendered to the Company, such conditions, subject to the provisions of the Act, as to the transfer thereof as they may think fit; — To attach to shares such conditions

(xii) To accept from any member on such terms and conditions as shall be agreed, a surrender of his shares or stock or any part thereof subject to the provisions of the Act; — To accept surrender of shares

(xiii) To appoint any person or persons (whether incorporated or not), to accept and hold in trust for the Company any property belonging to the Company or in which it is interested or for any other purposes and to execute and do all such deeds and things as may be requisite in relation to any such trusts and to provide for the remuneration of such trustee or trustees; — To appoint trustees

(xiv) To institute, conduct, defend, compound or abandon any legal proceedings by or against the Company or its Officers or otherwise concerning the affairs of the Company and also subject to the provisions of Section 293 of the Act to compound and allow time for payment or satisfaction of any debts due, or of any claims or demands by or against the Company; — To bring and defend actions

To refer to arbitration	(xv)	To refer, subject to the provisions of Section 293 of the Act, any claims or demands by or against the Company to arbitration and observe and perform the awards;
To act on insolvency matters	(xvi)	To act on behalf of the Company in all matters relating to bankrupts and insolvents;
To give receipts	(xvii)	To make and give receipts, release and other discharge for moneys payable to the Company and for the claims and demands of the Company subject to the provisions of Section 293 of the Act;
To authorise acceptances	(xviii)	To determine from time to time as to who shall be entitled to sign bills, notices, receipts, acceptances, endorsements, cheques, dividend warrants, releases, contracts and documents on the Company's behalf;
To invest monies	(xix)	Subject to the provisions of Sections 292, 293, 370 and 372 of the Act, to invest and deal with any of the moneys of the Company, not immediately required for the purpose thereof, upon such shares, securities, or investments (not being shares in this Company) and in such manner as they may think fit, and from time to time to vary or realise such investments;
To provide for personal liabilities	(xx)	To execute in the name and on behalf of the Company in favour of any Director or other person who may incur or be about to incur any personal liability for the benefit of the Company, such mortgages of the Company's property (present and future) as they may think fit and any such mortgage may contain a power of sale and such other powers, covenants and provisions as shall be agreed on;
To give to Directors etc. an interest in business	(xxi)	Subject to such sanction as may be necessary under the Act or the Articles, to give to any Director, Officer, or other person employed by the Company, an interest in any particular business or transaction either by way of commission on the gross expenditure thereon or otherwise or a share in the general profits of the Company, and such interest, commission or share of profits shall be treated as part of the working expenses of the Company;
To provide for welfare of employees	(xxii)	To provide for the welfare of employees or ex-employees of the Company and their wives, widows, families, dependants or connections of such persons by building or contributing to the building of houses, dwelling, or chawls or by grants of money, pensions, allowances, gratuities, bonus or payments by creating and from time to time subscribing or contributing to provident and other funds, institutions, or trust and by providing or subscribing or contributing towards

places of instruction and recreation, hospitals and dispensaries, medical and other attendances and other assistance as the Directors shall think fit;

(xxiii) To subscribe, or contribute or otherwise to assist or to guarantee money to charitable, benevolent, religious, scientific, national, public or any other useful institutions, object or purposes for any exhibition;

To subscribe to charitable and other funds

(xxiv) To establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or super-annuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments, to any persons who are or were at any time in the employment or services of the Company, or of any Company *which is a subsidiary of the* Company or is allied to or associated with the Company or with any such Subsidiary Company, or who are or were at any time Directors or Officers of the Company or of any such other Company as aforesaid, and the wives, widows, families and dependants of any such persons and, also to establish and subsidise and subscribe to any institutions, associations, clubs or funds collected to be for the benefit or to advance the interests and well being of the Company or of any such other Company as aforesaid, and make payments to or towards the insurance of any such person as aforesaid and do any of the matters aforesaid, either alone or in conjunction with any such other Company as aforesaid;

To maintain pension funds

(xxv) To decide and allocate the expenditure on capital and revenue account either for the year or period or spread over the years.

To allocate expenditure

(xxvi) Before recommending any dividend, to set aside out of profits of the Company such sums as they may think proper for depreciation or to Depreciation Fund or Reserve Fund or Sinking Fund or any other special fund to meet contingencies or to repay redeemable preference shares, debentures, or debenture stock or for special dividends or for equalising dividends or for repairing, improving, extending and maintaining any part of the property of the Company, and for such other purposes as the Directors may, in their absolute discretion, think conducive to the interests of the Company and to invest the several sums so set aside or so much thereof as required to be invested upon such investments (subject to the restrictions imposed by Section 292 and 293 and other provisions of the Act) as the directors may think fit, and from time to time, to deal with and vary such

To create Reserve Fund

investments and dispose of and apply and expend all or any part thereof for the benefit of the Company in such manner and for such purposes as the Directors (subject to such restrictions as aforesaid) in their absolute discretion think conducive to the interests of the Company notwithstanding that the matters to which the Directors apply or upon which they may expend the same or any part thereof may be matters to or upon which the Capital moneys of the Company might rightly be applied or expended; and to divide the Reserve Fund into such special funds as the Directors think fit, and to employ the assets constituting all or any of the above funds, including the Depreciation Fund, in the business of the Company or in repayment or redemption of redeemable preference shares, debentures or debenture stock and that without being bound to keep the same separate from other assets or to pay interest on the same, with power, however to the Directors at their discretion to pay or allow to the credit of such fund interest at such rate as the Directors may think proper.

To appoint Managers etc.

(xxvii) To appoint and at their discretion to remove or suspend such Managers, Secretaries, Officers, Agents and servants for permanent, temporary or special service as they may from time to time think fit, and to determine their powers and duties, and fix their salaries or emoluments and require security in such instances and to such amounts as they may think fit, and from time to time to provide for the management and transactions of the affairs of the Company in any special locality in India in such manner as they may think fit. The provisions contained in the clause following shall be without prejudice to the.general powers conferred by this clause.

To authorise by power of attorney

(xxviii) At any time and from time to time by power of attorney to appoint any person or persons to be the Attorney or Attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these presents) and for such period and subject to such conditions as the Directors may from time to time think fit and any such appointment (if the Directors may think fit) be made in favour of any Company or the members, directors, nominees or managers of any company or firm or otherwise in favour of any fluctuating body or person whether nominated, directly or indirectly by the Directors and any such power of attorney may contain any such powers for the protection or convenience of persons dealing with such Attorneys as the Directors may

think fit; and may contain powers enabling any such delegates or Attorneys as aforesaid to sub-delegate all or any of the powers, authorities, and discretions for the time being vested in them.

(xxix) Subject to the provisions of the Act, generally and from time to time and at any time to authorise, empower or delegate to (with or without powers of sub-delegation) any Director, Officer or Officers or Employee for the time being of the Company and/or any other person, firm or Company all or any of the Powers, authorities and discretions for the time being vested in the Directors by these presents, subject to such restrictions and conditions, if any as the Directors may think proper. — To authorise, delegate

(xxx) To enter into all such negotiations, contracts and rescind and/or vary all such contracts and to execute and do all such acts, deeds, and things in the name and on behalf of the Company as they may consider expedient for or in relation to any of the matters aforesaid or otherwise for the purposes of the Company. — To negotiate

MANAGING DIRECTORS

174. (a) Subject to the provisions of the Act and of these Articles, the Board shall have power to appoint from time to time any of its members as Managing Director or Managing Directors and/or Whole-time Directors and/or Special Directors like Technical Director, Finance Director etc. of the Company for a fixed term not exceeding five years at a time and upon such terms and conditions as the Board thinks fit, and the Board may by resolution vest in such Managing Director(s), Whole-time Director(s), Technical Director(s), Finance Director(s) and Special Director(s) such of the powers hereby vested in the Board generally as it thinks fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions as it may determine. Unless otherwise determined by the Company in General Meeting, the number of Managing Directors shall not be more than 2 (two). The remuneration of such Directors may be by way of monthly remuneration and/or fee for each meeting and/or participation in profits, or by any or all of those modes, or of any other mode not expressly prohibited by the Act. — Power to appoint Managing or Whole-time Directors

(b) The Directors, whenever they appoint more than one Managing Director, may designate one or more of them as Managing Directors, Joint Managing Directors or Deputy Managing Directors, as the case may be. — Appointment of more than one Managing Director

Appointment and payment of remuneration to Managing or Whole-time Director

(c) Subject to the provisions of Sections 198, 269, 309, 310 and 311 of the Act, the appointment and payment of remuneration to the above Director shall be subject to approval of the members in general meeting.

SECRETARY

Appointment of Secretary

175. Subject to the provisions of Section 383A of the Act, the Directors may, from time to time, appoint and, at their discretion remove any individual (hereinafter called 'the Secretary') who shall have such qualifications as the authority under the Act may prescribe to perform any functions, which by the Act or these Articles are to be performed, by the Secretary, and to execute any other purely ministerial or administrative duties which may from time to time be assigned to the Secretary by the Director. The Directors may also at any time appoint some persons (who need not be the Secretary) to keep the registers required to be kept by the Company.

SEAL

The Seal, its custody and uses

176. (a) The Directors shall provide a Common Seal for the purpose of the Company and shall have power from time to time to destroy the same and substitute a new Seal in lieu thereof and the Directors shall provide for the safe custody of the Seal for the time being and the Seal shall never be used except by or under the authority of the Directors or a Committee of Directors previously given and every deed or other instrument to which the seal of the Company is required to be affixed shall be affixed in the presence of a Director or the Manager or the Secretary or such other person as the Board may appoint for the purpose, who shall sign every instrument to which the seal is so affixed in his presence;

Provided that the certificates of shares or debentures shall be sealed in the manner and in conformity with the provisions of the Companies (Issue of Share Certificate) Rules, 1960 or any statutory modification thereof for the time being in force.

Seal abroad

(b) The Company shall also be at liberty to have an official seal in accordance with Section 50 of the Act for use in any territory, district or place outside India and such power shall accordingly be vested in the Directors or by or under the authority of the Directors granted, in favour of any person appointed for the purpose in that territory, district or place outside India.

INTEREST OUT OF CAPITAL

Payment of interest out of capital

177. Where any shares in the Company are issued for the purpose of raising money to defray the expenses of the construction of any work or building, or the provisions of any plant, which cannot be made profitable for a lengthy period, the Company may pay interest on so much of that share capital as is for

the time being paid up, for the period and at the rate and subject to the conditions and restrictions provided by Section 208 of the Act, and may charge the same to capital as part of the cost of construction of the work or building, of the provisions of plant.

DIVIDEND

178. The profits of the Company subject to any special rights relating thereto created or authorised to be created by these presents shall be divisible among the members in proportion to the amount of Capital paid-up or credited as paid-up on the shares held by them respectively. — Division of profits

179. No dividend shall be paid by the Company in respect of any share except to the registered holder of such share or to his order or to his banker. — Dividend payable to registered holder

180. Where a dividend has been declared by the Company, it shall be paid within the period provided in Section 207 of the Act. — Time for payment of dividend

181. Where the Capital is paid-up in advance of calls upon the footing that the same shall carry interest, such Capital shall not, whilst carrying interest confer a right to dividend or to participate in profits. — Capital paid-up in advance and interest not to earn dividend

182. (a) The Company shall pay dividends in proportion to the amount paid-up or credited as paid-up on each share, when a larger amount is paid-up or credited as paid-up on some shares than on others. Nothing in this Article shall be deemed to affect in any manner the operation of Section 208 of the Act. — Dividends in proportion to amount paid-up

(b) Provided always that any Capital paid-up on a share during the period in respect of which a dividend is declared, shall, unless the terms of issue otherwise provide, only entitle the holder of such share to an apportioned amount of such dividend proportionate to the capital from time to time paid during such period on such share.

183. The Company in general meeting may declare a dividend to be paid to the members according to their respective rights and interests in the profits and may fix the time for payment. — Company in General Meeting may declare dividends

184. No larger dividend shall be declared than is recommended by the Directors but the Company in general meeting may declare a smaller dividend. — Power of Directors to limit dividends

185. No dividend shall be declared or paid by the Company otherwise than out of profits of the financial year arrived at after providing for depreciation in accordance with the provisions of Sub-Section (2) of Section 205 of the Act or out of the profits of the Company for any previous financial year or years arrived at after providing for depreciation in accordance with these provisions and remaining undistributed or out of both or out of moneys provided by the Central Government or a State Government for the payment of — Dividends only to be paid out of profits

dividend in pursuance of the guarantee given by that Government provided that:

(a) If the Company has not provided for depreciation for any previous financial year or years, it shall, before declaring or paying a dividend for any financial year, provide for such depreciation out of the profits of that financial year or out of the profits of any other previous financial year or years;

(b) If the Company has incurred any loss in any previous financial year or years the amount of the loss or an amount which is equal to the amount provided for depreciation for that year or those years whichever is less, shall be set off against the profits of the Company for the year for which the dividend is proposed to be declared or paid or against the profits of the Company for any previous financial year or years arrived at in both cases after providing for depreciation in accordance with the provisions of sub-section (2) of Section 205 of the Act or against both.

Provided further that, no dividend shall be declared or paid for any financial year out of the profits of the Company for that year arrived at after providing for depreciation as above, except after the transfer to the reserves of the Company of such percentage of its profits for that year as may be prescribed in accordance with Section 205 of the Act or such higher percentage of its profits as may be allowed in accordance with that Section.

Nothing contained in this Article shall be deemed to affect in any manner the operation of Section 208 of the Act.

Directors' declaration as to net profits conclusive

186. The declaration of the Directors as to the amount of the net profits of the Company shall be conclusive.

Interim dividends

187. The Directors may, from time to time, pay to the members such interim dividends as in their judgement, the position of the Company justifies.

Retention of dividends until completion of transfer under Article

188. The Directors may retain the Dividends payable upon shares in respect of which any person is under the Transmission clause of these articles entitled to become a member or which any person under that clause is entitled to transfer until such person shall become a member in respect of such shares or shall duly transfer the same.

No member to receive dividend whilst indebted to the Company and Company's right to reimbursement therefrom

189. Subject to the provisions of the Act, no member shall be entitled to receive payment of any interest or dividend in respect of his share(s) whilst any money may be due or owing from him to the Company in respect of such share(s) or debenture(s) or otherwise however either alone or jointly with any other person or persons and the Directors may deduct from the interest or dividend payable to any member, all sums of moneys so due from him to the Company.

190. A transfer of shares shall not pass the right to any dividend declared thereon before the registration of the transfer. — Transferred shares must be registered

191. Unless otherwise directed, any dividend may be paid by cheque or warrant or a pay-slip or receipt having the force of a cheque or warrant sent through ordinary post to the registered address of the member or person entitled or in the case of joint-holders to one of them first named in the Register of Members in respect of the joint holding. Every such cheque or warrant so sent shall be made payable to the registered holder of shares or to his order or to his bankers. The Company shall not be liable or responsible for any cheque or warrant lost in transmission or for any dividend lost, to the member or person entitled thereto by the forged endorsement of any cheque or warrant or the fraudulent or improper recovery thereof by any other means. — Dividend how remitted

192. (a) Where the Company has declared a dividend but which has not been paid or the dividend warrant in respect thereof has not been posted within 30 days from the date of declaration to any shareholder entitled to the payment of the dividend, the Company shall within 7 days from the date of expiry of the said period of 30 days, open a special account in that behalf in any scheduled bank called "Unpaid Dividend Account of Indian Petrochemicals Corporation Limited" and transfer to the said account, the total amount of dividend which remains unpaid or in relation to which no dividend warrant has been posted. — Unpaid Dividend or Dividend Warrants Posted

(b) Any money transferred to the unpaid dividend account of the Company which remains unpaid or unclaimed for a period of seven years from the date of such transfer, shall be transferred by the Company to the fund established under subsection (1) of section 205C of the Act. — Transfer to Investor Education & Protection Fund

(c) No unpaid dividend shall bear interest as against the Company. — No interest on dividends

193. Any general meeting declaring a dividend may on the recommendation of the Directors make a call on the members for such amount as the meeting fixes, so that the call on each member shall not exceed the dividend payable to him and so that the call be made payable at the same time as the dividend and the dividend may, if so arranged between the Company and the members, be set off against the calls. — Dividend and call together

194. No dividend shall be payable except in cash. Provided that nothing in this Article shall be deemed to prohibit the capitalisation of profits or reserves of the Company for the purpose of issuing fully paid-up bonus shares or paying up any amount for the time being unpaid on any shares held by the members of the Company. — Dividend to be payable in cash

195. Subject to the provisions of Section 205 of the Act and if and in so far as may not be prohibited by that section or any of the provisions of the Act, any general meeting sanctioning or — Special provision in reference to dividend

declaring a dividend in terms of these articles may direct payment of such dividend, wholly or in part, by the distribution of partly or fully paid-up shares, and the Directors shall give effect to such direction and where any difficulty arises in regard to the distribution, they may settle the same as they think expedient, and in particular may issue fractional certificates and that fractions of less value than Rupee one may be disregarded, in order to adjust the rights of the parties and may vest any such shares, in trustees upon such trusts for the person entitled to the dividend as may seem expedient to the Directors. Where required the Directors shall comply with Section 75 of the Act and the Directors may appoint any person to sign any contract thereby required on behalf of the persons entitled to the dividend and such appointment shall be effective.

CAPITALISATION OF PROFITS

Capitalisation

196. (a) Any general meeting may resolve that any amount standing to the credit of the Securities Premium Account or the Capital Redemption Reserve Account or any moneys, investments or other assets forming part of the undivided profits (including profits or surplus moneys arising from the realisation and where permitted by law, from the appreciation in value of any capital assets of the Company) standing to the credit of the General Reserve, Reserve or any Reserve Fund or any other fund of the Company or in the hands of the Company and available for dividend may be capitalised. Any such amount (excepting the amount standing to the credit of the Securities Premium Account and/ or the Capital Redemption Reserve Account) may be capitalised:

(i) by the issue and distribution as fully paid shares, debentures, debenture-stock, bonds or obligations of the Company; or

(ii) by crediting the shares of the Company which may have been issued and are not fully paid, with the whole or any part of the sum remaining unpaid thereon.

Provided that any amounts standing to the credit of the Securities Premium Account may be applied on;

(1) paying up unissued shares of the Company to be issued to members of the Company as fully paid bonus shares;

(2) in writing off the preliminary expenses of the Company;

(3) in writing off the expenses of, or the commission paid or discount allowed on any issue of shares or debentures of the Company; or

(4) in providing for the premium payable on the redemption of any redeemable preference shares or of any debentures of the Company.

Provided further that any amount standing to the credit of the Capital Redemption Reserve Account shall be applied only in paying up unissued shares of the Company to be issued to the members of the Company as fully paid bonus shares.

(b) Such issue and distribution under Sub-clause (a)

(i) above and such payment to the credit of unpaid share capital under sub-clause (a)

(ii) above shall be made to among and in favour of the members of any class of them or any of them entitled thereto and in accordance with their respective rights and interests and in proportion to the amount of capital paid-up on the shares held by them respectively in respect of which such distribution under sub-clause (a) (i) or payment under sub-clause (a) (ii) above shall be made on the footing that such members become entitled thereto as capital.

(c) The Directors shall give effect to any such resolution and apply portion of the profits, General Reserve Fund or any other fund or account as aforesaid as may be required for the purpose of making payment in full for the shares, debentures or debenture stock, bonds or other obligations of the Company so distributed under sub-clause (a)

(i) above or (as the case may be) for the purpose of paying, in whole or in part, the amount remaining unpaid on the shares which may have been issued and are not fully paid-up under sub-clause (a)

(ii) above provided that no such distribution and payment shall be accepted by such members as aforesaid in full satisfaction of their interest in the said capitalised sum.

(d) For the purpose of giving effect to any such resolution, the Directors may settle any difficulty which may arise in regard to the distribution or payment as aforesaid as they think expedient and in particular they may issue fractional certificates or coupons and fix the value for distribution of any specific assets and may determine that such payments be made to any members on the footing of the value so fixed and may vest any such cash, shares, fractional certificates or coupons, debentures, debenture-stock, bonds, or other obligations in trustees upon such trusts for the persons entitled thereto as may seem expedient to the Directors and generally may make such arrangement for the acceptance, allotment and sale of such shares, debentures, debenture-stock, bonds or other obligations and fractional certificates or coupons or otherwise as they may think fit.

(e) Subject to the provisions of the Act and these Articles, in cases where some of the shares of the Company are fully paid and others are partly paid, only such capitalisation may be effected by the distribution of further shares in respect of the fully paid shares, and by crediting the partly paid shares with the whole or part of the unpaid liability thereon so that as between the holders of fully paid shares, and the partly paid shares the sums so applied in the payment of such further shares and in the extinguishment or diminution of the liability on the partly paid shares shall be so applied pro rata in proportion to the amount then already paid or credited as paid on the existing fully paid and partly paid shares respectively.

(f) When deemed requisite a proper contract shall be filed with the Registrar of Companies in accordance with the Act and the Board may appoint any person to sign such contract on behalf of the members entitled as aforesaid and such appointment shall be effective.

ACCOUNTS

Accounts

197. The provisions of Section 209 to 222 of the Act shall be complied with in so far as the same be applicable to the Company.

Books of Accounts to be kept

198. (a) The Company shall keep at its Registered Office proper books of accounts as required by Section 209 of the Act with respect to:

(i) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure take place;

(ii) all sales and purchases of goods by the Company; and

(iii) the assets and liabilities of the Company;

Provided that all or any of the books of account aforesaid may be kept at such other place in India as the Board of Directors may decide and when the Board of Directors so decide, the Company shall, within seven days of the decision file with the Registrar a notice in writing giving the full address of that other place.

(b) If the Company shall have a branch office, whether in or outside India, proper books of account relating to the transactions effected at that office shall be kept at that office and proper summarized returns made up to date at intervals of not more than three months, shall be sent by the branch office of the Company at its Registered Office or other place in India, as the Board thinks fit, where the said books of the Company are kept.

Books to give fair and true view of the Company's affairs

199. (a) All the aforesaid books shall give a fair and true view of the affairs of the Company or of its branch office, as the case may be with respect to the matters aforesaid, and explain the transactions.

(b) The books of account shall be open to inspection by any Director during business hours as provided by Section 209 of the Act.

(c) The books of account of the Company relating to a period of not less than eight years immediately preceding the current year together with the vouchers relevant to any entry in such books of accounts shall be preserved in good order.

200. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts, books and documents of the Company or any of them, shall be open to the inspection of the members, and no member (not being a Director) shall have any right of inspecting any account or books or documents of the Company except as conferred by statute or authorised by the Directors or by a resolution of the Company in general meeting. — Inspection by members

201. The Board of Directors shall lay before each annual general meeting a Profit and Loss Account for the financial year of the Company and a Balance Sheet made up as at the end of the financial year which shall be a date, which shall not precede the day of the meeting by more than six months or such extended period as shall have been granted by the Registrar of Companies under the provisions of the Act. — Statement of accounts to be furnished to general meeting

202. (a) Subject to the provisions of Section 211 of the Act, every Balance Sheet and Profit and Loss Account of the Company shall be in the forms set out in parts I and II respectively of Schedule VI of the Act, or as near thereto as circumstances admit. There shall be annexed to every Balance Sheet a statement showing the bodies corporate (indicating separately the bodies corporate in the same group) in the shares of which investments have been made by it (including all investments, whether existing or not, made subsequent to the date as at which the previous Balance Sheet was made out) and the nature and extent of the investments so made in each body corporate. — Balance Sheet and Profit & Loss Account

(b) So long as the Company is a holding Company having a subsidiary, the Company shall conform to Section 212 and other applicable provisions of the Act.

(c) If in the opinion of the Board, any of the current assets of the Company do not have value on realisation in the ordinary course of business at least equal to the amount at which they are stated, the fact that the Board is of that opinion shall be stated.

203. (a) (i) Save as provided by item (ii) of this sub-clause every Balance Sheet and every Profit and Loss Account of the Company shall be signed on behalf of the Board of Directors by the Manager or Secretary, if any, and by not less than two Directors of the Company, one of whom shall be a Managing Director, if any. — Authentication of Balance Sheet and Profit & Loss Account

(ii) When only one of the Directors of the Company is for the time being in India, the Balance Sheet and the Profit and Loss Account shall be signed by such Director, but in such a case, there shall be attached to the Balance Sheet and the Profit and Loss Account a statement signed by him explaining the reason for non compliance with the provisions of the above item (i).

(b) The Balance Sheet, and the Profit and Loss Account, shall be approved by the Board of Directors before they are signed on behalf of the Board in accordance with the provisions of this article and before they are submitted to the auditors for their report thereon.

Profit & Loss Account to be annexed and Auditors' Report to be attached to the Balance sheet

204. The Profit & Loss Account shall be annexed to the Balance Sheet and the Auditors' Report including the Auditors' separate, special or supplementary report, if any, shall be attached thereto.

Board's Report to be attached to Balance Sheet

205. (a) Every Balance Sheet laid before the Company in general meeting shall have attached to it a Report by the Board of Directors with respect to the state of the Company's affairs; the amounts, if any which it proposes to carry to any reserves in such Balance Sheet, the amount, if any, which it recommends to be paid by way of dividends and material changes and commitments, if any, affecting the financial position of the Company which have occurred between the end of the financial year of the Company to which the Balance Sheet relates and the date of the Report.

(b) The Report shall, so far as it is material for the appreciation of the state of the Company's affairs by its members and will not in the Board's opinion be harmful to the business of the Company or of any of its subsidiaries, deal with any changes which have occurred during the financial year in the nature of the Company's business, in the Company's subsidiaries or in the nature of the business in which the Company has an interest.

(c) The Board shall also give the fullest information and explanations in its Report or in cases falling under the Proviso to Section 222 of the Act in an addendum to that Report, on every reservation, qualification or adverse remark contained in the Auditor's Report.

(d) The Board's Report and addendum (if any) thereto shall be signed by its Chairman if he is authorised in that behalf by the Board; and where he is not so authorised shall be signed by such number of Directors as are required to sign the Balance Sheet and the Profit and Loss Account

of the Company by virtue of sub-clause (a) and (b) of Article 204.

(e) The Board shall have the right to charge any person not being a Director with the duty of seeing that the provisions of sub-clause (a) and (c) of this Article are complied with.

(f) Every Balance Sheet and Profit and Loss Account of the Company when audited and approved and adopted by the members in the annual general meeting shall be conclusive except as regards in matters in respect of which modifications are made thereto as may from time to time be considered necessary by the Board of Directors and or considered proper by reason of any provisions of relevant applicable statutes and approved by the shareholders at a subsequent general meeting.

206. A copy of every Balance Sheet (including the Profit & Loss Account, the Auditors' Report and every other document required by Law to be annexed or attached as the case may be, to the Balance Sheet) which is to be laid before the Company in General Meeting, shall be made available for inspection at the Registered Office of the Company during working hours for a period of twenty one days before the date of the meeting. A statement containing the salient features of such documents in the prescribed form or the copies of the documents aforesaid, as the Company may deem fit, will be sent to every member of the Company, not less than twenty one days before the date of the meeting as laid down in Section 219 of the Act and all the rest of the provisions of this section shall apply in respect of the matters referred to in this Article.

Right of Members to copies of Balance Sheet and Auditors' Report

207. After the Balance Sheet and Profit and Loss Account have been laid before the Company at the annual general meeting, three copies of the Balance Sheet and Profit and Loss Account duly signed as provided under Section 220 of the Act together with three copies of all documents, which are required to be annexed thereto shall be filed with the Registrar, so far as the same be applicable to the Company.

Three Copies of Balance sheet etc. to be filed with Registrar

AUDIT

208. Every Balance Sheet and Profit & Loss Account shall be audited by one or more Auditors to be appointed as hereinafter mentioned.

Accounts to be Audited

209. (a) The Company at the annual general meeting each year shall appoint an Auditor or Auditors to hold office from the conclusion of that meeting until the conclusion of the next Annual General Meeting, and shall, within seven days of the appointment, give intimation thereof to every auditor so appointed.

Appointment and qualification of auditors

(b) At any annual general meeting, a retiring Auditor, by whatever authority appointed, shall be reappointed unless:

(i) he is not qualified for reappointment;

(ii) he has given the Company notice in writing of his unwillingness to be reappointed;

(iii) a resolution has been passed at that meeting appointing somebody instead of him or providing expressly that he shall not be reappointed; or

(iv) where notice has been given of an intended resolution to appoint some person or persons in the place of retiring Auditor, and by reason of the death, incapacity or disqualification of that person or of all those persons, as the case may be, the resolution cannot be proceeded with.

(c) Where at an annual general meeting no auditors are appointed or re-appointed the Central Government may appoint a person to fill the vacancy.

(d) The Company shall, within seven days of the Central Government's power under sub-clause (c) becoming exercisable give notice of that fact to the Government.

(e) The Directors may fill any casual vacancy in the office of Auditor, but while any such vacancy continues the surviving or continuing Auditor or Auditors (if any) may act, but where such vacancy be caused by the resignation of an Auditor, the vacancy shall only be filled by the Company in general meeting.

(f) A person, other than a retiring Auditor, shall not be capable of being appointed at an annual general meeting unless special notice of the Resolution for appointment of that person to the office of Auditor has been given by a member to the Company not less than fourteen days before the meeting in accordance with Section 190 of the Act, and the Company shall send a copy of any such notice to the retiring Auditor and shall give notice thereof to the members in accordance with Section 190 of the Act, and the provisions of Section 225 of the Act shall apply in the matter. The provision of this sub-clause shall also apply to a Resolution that a retiring Auditor shall not be re-appointed.

(g) The persons qualified for appointment as Auditors shall be only those referred to in Section 226 of the Act.

(h) None of the persons mentioned in Section 226 of the Act as being not qualified for appointment as Auditors shall be appointed as Auditors of the Company.

Audit of Branch Office

210. The Company shall comply with the provisions of Section 228 of the Act in relation to the audit of the accounts of branch offices of the Company, except to the extent to which any

exemption may be granted by the Central Government, in that behalf.

211. The remuneration of the Auditors shall be fixed by the Company in general meeting in such manner as the Company may in general meeting determine except that the remuneration of any Auditors appointed to fill any casual vacancy may be fixed by the Directors.

Remuneration of Auditors

212. (a) The Auditor/s of the Company shall have a right of access at all times to the books and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor/s.

Auditors to have access to the books of the Company

(b) All notice of, and other communications relating to, any general meeting of the Company which any member of the Company is entitled to have sent to him shall also be forwarded to the Auditors of the Company; and the Auditor/s shall be entitled to attend any general meeting and to be heard at any general meeting which he attends to any part of the business which concerns him as Auditor.

(c) The Auditors shall make a Report to the members of the Company on the accounts examined by him and on every Balance Sheet and Profit and Loss Account, and on every other document declared by the Act to be part of or annexed to the Balance Sheet or Profit and Loss Account, which are laid before the Company in annual general meeting during his tenure of office, and the Report shall state whether, in his opinion and to the best of his information and according to the explanation given to him, the said accounts give the information required by the Act in the manner so required and give a true and fair view:

(i) in the case of the Balance Sheet, of the state of the Company's affairs as at the end of its financial year; and

(ii) in the case of the Profit and Loss Account, of the Profit or loss for its financial year.

(d) The Auditors' Report shall also state:

(i) whether he has obtained all the information and explanations which to the best of his knowledge and belief were necessary for the purpose of his audit;

(ii) whether, in his opinion, proper books of accounts as required by law have been kept by the Company so far as appears from his examination of those books and proper returns adequate for the purpose of his audit have been received from branches not visited by him;

(iii) whether the report on the accounts of any branch office audited under Section 228 by a person other than the Company's auditor has been forwarded to him as required by clause (c) sub-section (3) of the Section and how he has dealt with the same in preparing the Auditors' Report;

(iv) whether the Company's Balance Sheet and Profit and Loss Account dealt with by the report are in agreement with the books of account and returns.

(e) Where any of the matters referred to in this Article is answered in the negative or with a qualification, the Auditors' Report shall state the reasons for the answer.

Accounts when audited and approved to be conclusive except as to errors discovered within three months

213. Every account when audited and approved by a general meeting shall be conclusive except as regards any error therein discovered within three months next after the approval thereof. Whenever any such error is discovered within the said period, the accounts shall forthwith be corrected and henceforth shall be conclusive.

SOLE SELLING AGENTS

Appointment of Sole Selling Agents

214. (a) The appointment, re-appointment and extension of the term of a Sole Selling Agent, shall be regulated in accordance with the provisions of Section 294 of the Act and any rules or Notifications issued by competent authority in accordance with that section and the Directors and/or the Company in general meeting may make the appointment, re-appointment or extension of the term of office in accordance with and subject to the provisions of the said Section and such Rules or Notifications, if any, as may be applicable.

(b) The payment of any compensation to a Sole Selling Agent shall be subject to the provisions under Section 294A of the Act.

DOCUMENTS AND NOTICES

Service of notice by Member

215. A notice may be served on the Company or an Officer thereof by sending it to the Company or Officer at the Registered Office of the Company by Post under a Certificate of posting or by registered post or by leaving it at its registered office. The term 'Notice' in this and the following clauses shall include summons, notice, requisition, order, judgement or other legal papers and any document.

Service of notice on Registrar

216. A notice may be served on the Registrar by sending it to him at his office by post under a certificate of posting or by registered post, or by delivering it to, or leaving it for him at his office.

Service of notice on members by the Company

217. (a) A notice may be served by the Company on any member either personally or by sending it by post to him to his registered address or if he has no registered address in India to the address, if any, within India supplied by him to the Company for giving Notice to him.

(b) Where a notice is sent by post:

(i) Service thereof shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the document, provided that, where a member has intimated to the Company in advance that documents should be sent to him under a certificate of posting or by registered post with or without acknowledgement due, and has deposited with the Company a sum sufficient to defray the expenses of doing so, service of the document shall not be deemed to be effected unless it is sent in the manner intimated by the member; and — By Post

(ii) Such service shall be deemed to have been effected:

(1) in the case of a Notice of a meeting at the expiration of forty eight hours after the letter containing the same is posted; and

(2) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(c) A notice advertised in a newspaper circulating in the neighbourhood of the registered office of the Company shall be deemed to be duly served on the day on which the advertisement appears on every member of the Company who has no registered address in India and has not supplied to the Company an address within India for the giving of Notices to him. — By Advertisement

(d) Any notice may be served by the Company on the Joint holders of a share/debenture by serving it on the joint-holder named first in the Register of Members/ debentureholders in respect of the share/debenture. — On Joint-holders

(e) A notice may be served by the Company on the persons entitled to a share in consequence of the death or insolvency of a member by sending it through the post in a prepaid letter addressed to them by name, or by the title representatives of the deceased or assignees of the insolvent or by any like description, at the address, if any in India supplied for the purpose by the persons claiming to be so entitled, or until such an address has been so supplied, by serving the document in any manner in which it might have been served if the death or insolvency had not occurred. — On personal representative

218. Any notice given by the Company shall be signed by a Director, or by such Officer as the Directors may appoint and the signatures thereto may be written, printed or lithographed. — Notice by Company and signature thereto

219. Save as otherwise expressly provided in the Act, a document or proceedings requiring authentication by the Company may be signed by the Director, the Managing Director, Whole-time Director, the Manager, the Secretary or other authorised — Authentication of documents and proceedings

Officer of the Company and need not be under its Common Seal.

WINDING UP

Distribution of Assets

220. (a) Subject to the provisions of the Act, if the Company shall be wound up and the assets available for distribution among the members as such shall be less than sufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly, as may be, the losses shall be borne by the members in proportion to the Capital paid-up, or which ought to have been paid-up, at the commencement of winding up, on the shares held by them respectively. And if in winding up, the assets available for distribution among the members shall be more than sufficient to repay the whole of the Capital paid-up at the commencement of the winding up the excess shall be distributed amongst the members in proportion to the Capital at the commencement of the winding up or which ought to have been paid-up on the shares held by them respectively.

(b) But this clause will not prejudice the rights of the holders of shares issued upon special terms and conditions.

Distribution in specie or kind

221. Subject to the provisions of the Act,

(a) If the Company shall be wound up whether voluntarily or otherwise, the liquidators may with the sanction of a special resolution and other sanction required by the Act, divide amongst the contributories, in specie or kind the whole or any part of the assets of the Company, and may, with the like sanction vest any part of the assets of the Company in trustees upon such trusts for the benefit of the contributories or any of them as the liquidators with the like sanction shall think fit.

(b) If thought expedient, any such division may, subject to the provisions of the Act, be otherwise than in accordance with the legal rights of the contributories (except where unalterably fixed by the Memorandum of Association) and in particular any class may be given (subject to the provisions of the Act) preferential or special rights or may be excluded altogether or in part but in case any division otherwise than in accordance with the legal rights of the contributories shall be determined or any contributory who would be prejudiced thereby shall have the right, if any to dissent and ancilliary rights as if such determination were a special resolution passed pursuant to Section 494 of the Act.

(c) In case any shares to be divided as aforesaid involves a liability to call or otherwise, any person entitled under such division to any of the said shares may within ten days after the passing of the special resolution, by notice in writing direct the liquidators to sell his proportion and pay him the net proceeds and the liquidators shall, if practicable act accordingly.

222. Subject to the provisions of the Act, a special resolution sanctioning a sale to any other Company duly passed may, in like manner as aforesaid, determine that any shares or other consideration receivable by the Liquidators be distributed amongst the members otherwise than in accordance with their existing rights and any such determination shall be binding upon all the members subject to the rights of dissent, if any, if such right be given by the Act. Rights of shareholders in case of sale

SECRECY CLAUSE

223. (a) Every Director, Manager, Auditor, Treasurer, Trustee, Member of a Committee, Officer, Servant, Agent, Accountant or other person employed in the business of the Company shall, if so required by the Directors, before entering upon his duties, sign a declaration pledging himself to observe a strict secrecy respecting all transactions and affairs of the Company with the customers and the state of the accounts with individuals and in matters thereto, and shall by such declaration pledge himself not to reveal any of the matters which may come to his knowledge in the discharge of his duties except when required so to do by the Directors or by law or by the person to whom such matters relate and except so far as may be necessary in order to comply with any of the provisions in these presents contained.

(b) No member shall be entitled to visit or inspect any works of the Company without the permission of the Directors or to require discovery of or any information respecting any detail of the Company's trading, or any matter which may relate to the conduct of the business of the Company and which in the opinion of the Directors, it would be inexpedient in the interest of the Company to disclose.

INDEMNITY AND RESPONSIBILITY

224. (a) Subject to the provisions of Section 201 of the Act every Director, Manager, Auditor, Secretary and other officer or servant of the Company shall be indemnified by the Company against, and it shall be the duty of the Directors out of the funds of the Company to pay all costs, losses and expenses which any such officer or servant may incur or become liable to by reason of any contract entered into, or act or thing done by him as such officer or servant, or in any way in the discharge of his duties; and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company, and have priority as between the members over all other claims. Directors' & Others' right to indemnity

(b) Subject as aforesaid, every Director, Managing Director, Manager, Secretary or other Officer and employee of the Company shall be indemnified against any liability incurred by him in defending any proceedings, whether civil or criminal in which judgement is given in his favour

or in which he is acquitted or discharged or in connection with any application under Section 633 of the Act in which relief is given to him by the Court and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company.

Directors and other officers not responsible for the acts of others

225. Subject to the provisions of Section 201 of the Act, no Director or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer of the Company or for joining in any receipt or other act for conformity, or for any loss or expenses happening to the Company through the insufficiency or deficiency of title to any property acquired by the order of the Directors for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any money, securities or effects shall be entrusted or deposited or for any loss occasioned by any error of judgment or oversight on his apart or for any other loss, damage or misfortune whatever, which shall happen in the execution of the duties of his office or in relation thereto, unless the same happens through his own negligence, default, misfeasance, breach of duty, or breach of trust.

SOCIAL OBJECTIVE

Social Objective

226. The Company shall have among its objectives the promotion and growth of the national economy through increased productivity, effective utilization of material and manpower resources and continued application of modern scientific and managerial techniques in keeping with the national aspirations and the Company shall be mindful of its social and moral responsibilities to the consumers, employees, shareholders, society and the local community.

GENERAL POWER

General Power

227. Wherever in the Companies Act, it has been provided that the Company shall have any right, privilege or authority or that the Company could carry out any transaction only if the Company is so authorised by its Articles, then and in that case this regulation hereto authorises and empowers the Company to have such rights, privilege or authority and to carry such transactions as have been permitted by the Act, without there being any specific regulation in that behalf herein provided.

RECORDS IN ELECTRONIC FORM

Records In Electronic Form

228. The Company shall be entitled to create, keep, maintain and produce any document, paper, record, book and register in electronic form through computer or otherwise in accordance with the provisions of the Act or the Information Technology Act, 2000 or any other law for the time being in force.

SR NO	NAME OF SUBSCRIBER	ADDRESS, DESCRIPTION & OCCUPATION, IF ANY	NO. OF SHARES	SIGNATURE OF SUBSCRIBER	SIGNATURE OF WITNESSES, THEIR ADDRESSES, DESCRIPTION AND OCCUPATION
1.	President of India through B. Mukherjee, Secretary (P&C)	Secretary, Dept. of Petroleum & Chemicals, Shastri Bhavan, New Delhi.	Five	Sd/-	Sd/- R. Ganapati Director, Ministry of Finance, New Delhi.
2.	E.N. Mangat Rai	Special Secy. Department of Petroleum & Chemicals, Shastri Bhavan, New Delhi.	One	Sd/-	
3.	M. Ramakrishnayya	Jt. Secretary Department of Petroleum & Chemicals, Shastri Bhavan, New Delhi	One	Sd/-	
4.	L. Kumar	Adviser, (Petrochemicals) Department of Petroleum & Chemicals, Shastri Bhavan, New Delhi	One	Sd/-	
Date the Twenty Second day of March, 1969					

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD

(ORIGINAL JURISDICTION)

COMPANY PETITION NO. 117 OF 2006

CONNECTED WITH

COMPANY APPLICATION NO. 275 OF 2006

In the matter of the Companies Act, 1956;

And

In the matter of section 391 to 394 of the Companies Act, 1956;

And

In the matter of **Indian Petrochemicals Corporation Limited** a Company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara 391 346, Gujarat

And

In the matter of Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited.

INDIAN PETROCHEMICALS CORPORATION LIMITED, a company incorporated under the Companies Act, 1956 and having its Registered Office at P.O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. .... PETITIONER COMPANY

BEFORE HONOURABLE MR. JUSTICE ANANT S. DAVE

DATE : 18TH AUGUST 2006

ORDER ON PETITION

The above Petition coming on for hearing on 18th August 2006, **UPON READING** the said Petition, the Order dated the 13th day of June, 2006 in Company Application No. 275 of 2006 filed by the Petitioner Company whereby the Petitioner Company was ordered to convene separate meetings of its Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors for the purpose of considering, and if thought fit, approving, with or without modification, the arrangement embodied in the Scheme of Amalgamation of Appollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited with Indian Petrochemicals Corporation Limited, the Petitioner Company abovenamed **AND UPON READING** the Affidavit verifying the Petition of Shashikala Rao, Deputy Company Secretary of the Petitioner Company, filed on the 17th day of July 2006 and "The Times of India" (Ahmedabad Edition), an English daily dated the 20th day of June 2006 and "Gujarat Samachar" a Gujarati daily dated the 20th day of June 2006 (both newspapers circulating in Vadodara) each containing the advertisement of the notice convening the said meetings directed to be held by the said Order dated the 13th day of June, 2006, **AND UPON READING** the Affidavit of Shashikala Rao, filed on the 28th day of June 2006 showing the publication and dispatch of the notices convening the said meetings, the Reports of the Chairman of the said meetings all dated the 17th day of July, 2006 as to the result of the said meetings and it appearing that the proposed Scheme of Amalgamation has been approved by the requisite majority of the shareholders and creditors of the Petitioner Company **AND UPON READING** the Order dated the 20th day of July 2006 admitting the Petition, the Affidavit dated the 1st day of August 2006 of Shashikala Rao, showing publication of the notice of hearing of this Petition in "The Times of India" (Ahmedabad Edition), an English daily dated the 24th day of July 2006 and "Gujarat Samachar" a Gujarati daily dated the 24th day of July 2006 (both newspapers circulating in Vadodara) and the Affidavit dated the 2nd day of August 2006 of Pradyuman A. Soni showing service of the notice of the hearing of the Petition on the Regional Director, Western Region, Department of Company Affairs, Central Government **AND UPON READING** the letter dated 17th August 2006 received from the Regional Director stating that it has been decided not to oppose the Petition **AND UPON HEARING** Mr. K.S. Nanavati, Sr. Advocate with Mr. Nandish Chudgar for M/s. Nanavati Associates, for the Petitioner Company and Mr. Purvish J. Malkan, Additional Standing Counsel appearing for the Central Government instructed by the Regional Director and no other person or persons entitled to appear at the hearing of the Petition appearing this day to show cause against the same **THIS COURT DOTH HEREBY SANCTION** the arrangement embodied in the Scheme of Amalgamation as set forth in Exhibit 'O' to the Petition herein and also in the Schedule annexed hereto **AND THIS COURT DOTH DECLARE** the same to be binding on the Transferor Companies, the Transferee Company and all their respective shareholders and creditors and all concerned persons.

AND THIS COURT DOTH FURTHER ORDER that the Petitioner Company shall be at liberty to apply to this Hon'ble Court as and when occasion may arise for any directions that may be necessary.

AND THIS COURT DOTH FURTHER ORDER that the Transferee Company shall file a certified copy of this Order with the Registrar of Companies, Gujarat within 30 (thirty) days from the date of receipt of this Order.

AND THIS COURT DOTH FURTHER ORDER payment of Rs. 3,500/- in aggregate as the cost of this petition awardable to Shri PJ Malkan, Additional Central Government Standing Counsel.

SCHEDULE

Scheme of Amalgamation as Sanctioned by the Court.

Dated this 18th day of August 2006.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Appollo Fibres Limited

AND

Central India Polyesters Limited

AND

India Polyfibres Limited

AND

Orissa Polyfibres Limited

AND

Recron Synthetics Limited

AND

Silvassa Industries Private Limited
(collectively, the "Transferor Companies")

WITH

Indian Petrochemicals Corporation Limited
(the "Transferee Company")

PREAMBLE

A. Description of Companies

(a) The brief description of the Transferor Companies (as hereinafter defined) is given below:

- **AFL** or the **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. AFL is an unlisted company;
- **CIPL** or the **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of CIPL are listed on stock exchanges at Mumbai, Kolkata, New Delhi and the National Stock Exchange of India Limited. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and New Delhi, and is awaiting approval.
- **IPL** or the **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of IPL are listed on stock exchanges at Mumbai and Kolkata. The Company has applied for voluntary delisting from the Stock Exchange at Kolkata, and is awaiting approval.

- **OPL** or the **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. OPL is an unlisted company.
- **RSL** or the **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. The equity shares of RSL are listed on the stock exchanges at Mumbai, Kolkata and Indore. The Company has applied for voluntary delisting from the Stock Exchanges at Kolkata and Indore and is awaiting approval.
- **SIPL** or the **"Sixth Transferor Company"** means Silvassa Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat. SIPL is an unlisted company.

AFL, CIPL, IPL, OPL, RSL and SIPL (are hereinafter collectively referred to as the **"Transferor Companies"**). All the Transferor Companies are engaged in the manufacture, sale and/ or conversion of various types of Polyester Products.

(b) **IPCL** or the **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibres and fibre intermediates and chemicals. The equity shares of IPCL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs of IPCL are listed on the Luxembourg Stock Exchange.

The Transferee Company was established in March 1969, as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India.

The Transferee Company operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara; a gas based cracker complex at Nagothane; and a gas based cracker complex at Gandhar.

As a part of its business, the Transferee Company is engaged in the business of manufacturing and marketing of Mono Ethylene Glycol (**"MEG"**) used by the polyester industry.

B. Rationale for the Scheme of Amalgamation

(a) All of AFL, CIPL, IPL, OPL, RSL and SIPL are engaged in the manufacture, sale and/or conversion of Polyester Products. IPCL is engaged in the manufacture, *inter-alia*, of MEG, which is the critical raw material for manufacture of Polyester Products. In order to meet global competition and obtain the advantage of consolidation, which would result in benefits from economies of scale, it is proposed by each of AFL, CIPL, IPL, OPL, RSL and SIPL to consolidate operations and amalgamate with IPCL. Combining the resources of AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL would ensure MEG utilization within the country, for the manufacture of Polyester Products, resulting in economies in logistics and higher realisation. The twin advantage of assured feedstock utilisation and combined manufacturing facilities of AFL, CIPL, IPL, OPL, RSL and SIPL would enhance efficiencies throughout the value chain.

(b) Separate small companies carrying on similar business results in wastage of manpower and resources, and integrating and combining such businesses will lead to greater and optimal utilisation of resources. The Transferee Company has available additional capacity for manufacture of MEG, and the amalgamation will enable such additional capacity to be optimally and effectively utilised for higher realisation. The amalgamation

would, therefore, enable the Transferee Company to increase its value realisation of operations and confer a competitive advantage on the entire business. Considering the global dynamics of demand and supply of MEG, it is considered advantageous to convert MEG locally into value added Polyester Products, directly rather than export or supply MEG as an intermediate product. With integrated conversion processes, the Transferee Company can achieve global scales of operation and improved realisation in the value chain.

(c) Disadvantages of separate small entities engaged in the same business will be replaced with a single unified entity engaged both in manufacturing and marketing of the final product with in-house manufacturing of feedstock. This would also facilitate focussed technical attention with research and development being evolved and applied on a larger scale and at multiple levels. The carrying on of similar business by different small companies results in wastage of manpower and resources, which can be integrated and combined leading to greater and optimal utilisation of resources.

(d) With the aforesaid objectives, it is proposed to amalgamate AFL, CIPL, IPL, OPL, RSL and SIPL with IPCL pursuant to a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956. The Scheme would be advantageous to all parties concerned with complementary forward and backward integration.

C. Purpose of the Scheme

(a) To amalgamate each of the Transferor Companies (viz. AFL, CIPL, IPL, OPL, RSL and SIPL) with the Transferee Company (viz. IPCL).

(b) To restructure the outstanding liabilities of the Transferor Companies.

(c) In furtherance of the aforesaid, this Scheme of Amalgamation provides for the transfer and vesting of all of the undertakings, properties, assets and liabilities of each of the Transferor Companies to and in the Transferee Company and for various other matters consequential or otherwise integrally connected with the Scheme including increase in the issued, subscribed and paid-up capital of the Transferee Company.

D. Parts of the Scheme

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of terms used in this Scheme of Amalgamation and share capital of the respective Transferor Companies and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertakings (as hereinafter defined) of each of the Transferor Companies to the Transferee Company;

(iii) **Part III** deals with restructuring of liabilities of the Transferor Companies;

(iv) **Part IV** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of each of the Transferor Companies and payment to the preference shareholders of the First Transferor Company;

(v) **Part V** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(vi) **Part VI** deals with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme of Amalgamation.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

1.1. **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. **"Appointed Date"** means 1st April 2005 or such other date as may be approved by the High Court;

1.3. **"AFL"** or **"First Transferor Company"** means Appollo Fibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.4. **"CIPL"** or **"Second Transferor Company"** means Central India Polyesters Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.5. **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 21.1 of this Scheme have been fulfilled and the Orders of the High Court sanctioning the Scheme of Amalgamation are filed with the Registrar of Companies by each of the Transferor Companies and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.6. **"IPCL"** or **"Transferee Company"** means Indian Petrochemicals Corporation Limited, a company incorporated under the Act, having its registered office at P. O. Petrochemicals, Dist. Vadodara 391 346, Gujarat;

1.7. **"IPL"** or **"Third Transferor Company"** means India Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.8. **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.9. **"High Court"** shall mean the High Court(s) having jurisdiction in relation to the Transferor Companies and the Transferee Company and shall include the National Company Law Tribunal, if applicable;

1.10. **"OPL"** or **"Fourth Transferor Company"** means Orissa Polyfibres Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.11. **"RSL"** or **"Fifth Transferor Company"** means Recron Synthetics Limited, a company incorporated under the Act, having its registered office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.12. **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof **(i)** for reckoning names of the equity shareholders of each of the Transferor Companies, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 11.1 of this Scheme; and **(ii)** for reckoning names of debentureholders and secured lenders of each of the Transferor Companies, who shall be entitled to debentures of the Transferee Company and whose dues are being restructured in accordance with Part III of this Scheme;

1.13."**Schedules**" means the schedules to this Scheme;

1.14."**Scheme**" or "**Scheme of Amalgamation**" means this composite Scheme of Amalgamation as submitted in the present form to the High Court together with any modification(s) approved or imposed or directed by the High Court;

1.15."**SIPL**" or "**Sixth Transferor Company**" means Silvassa Industries Private Limited, a company incorporated under the Act, having its Registered Office at 402/B, 4th Floor, Gunjan Tower, Off Alembic-Gorwa Road, Subhanpura, Vadodara-390 023, Gujarat;

1.16."**Transferor Companies**" means collectively all of the First Transferor Company, the Second Transferor Company, the Third Transferor Company, the Fourth Transferor Company, the Fifth Transferor Company and the Sixth Transferor Company and "**Transferor Company**" shall mean any one of the Transferor Companies, as the context may require;

1.17."**Undertaking**" in relation to a Transferor Company, shall mean all the undertakings and businesses of that Transferor Company as a going concern, comprising:

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreements, benefit of any security arrangements or under any guarantees, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, fuel linkages, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad (hereinafter referred to as the "**Assets**");

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties, undertakings and obligations of

the Transferor Company of every kind, nature and description whatsoever and howsoever arising (hereinafter referred to as the "**Liabilities**");

1.18."**Undertakings**" means collectively all the Undertakings of all the Transferor Companies.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory modification or re-enactment thereof, from time to time.

2. Share Capital

2.1. Transferor Companies

The share capital of each of the Transferor Companies is described below:

2.1.1 AFL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of AFL was as under:

	Rupees	Rupees
Authorised Capital		
26,50,00,000 Equity Shares of Rs.10/- each	265,00,00,000	
10,000 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each	1,00,000	
99,90,000 Unclassified Shares of Rs.10/- each	9,99,00,000	275,00,00,000
Issued, Subscribed and Paid-up Capital		
23,20,00,000 Equity Shares of Rs.10/- each fully Paid-up	232,00,00,000	
2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully Paid-up	25,000	232,00,25,000

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of AFL remains the same.

2.1.2 CIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of CIPL was as under:

	Rupees	Rupees
Authorised Capital		
15,00,00,000 Equity Shares of Rs.10/- each		150,00,00,000
Issued, Subscribed and Paid-up Capital		
14,42,03,203 Equity Shares of Rs.10/- each fully Paid-up		144,20,32,030

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of CIPL remains the same.

2.1.3 IPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued and Subscribed Capital		
8,18,10,816 Equity Shares of Rs.10/- each		81,81,08,160
Paid-up Capital		
7,18,10,816 Equity Shares of Rs.10/- each fully Paid-up	71,81,08,160	
1,00,00,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and paid-up)	1,00,00,000	72,81,08,160

(b) Subsequent to 1st April 2005, the partly paid-up equity shares were made fully paid and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPL was as under:

	Rupees	Rupees
Authorised Capital		
8,50,00,000 Equity Shares of Rs.10/- each		85,00,00,000
Issued, Subscribed and Paid-up Capital		
8,18,10,816 Equity Shares of Rs.10/- each fully Paid-up		81,81,08,160

2.1.4 OPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of OPL was as under:

	Rupees	Rupees
Authorised Capital		
11,00,00,000 Equity Shares of Rs.10/- each		110,00,00,000
Issued, Subscribed and Paid-up Capital		
10,60,02,720 Equity Shares of Rs.10/- each fully Paid-up		106,00,27,200

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of OPL remains the same.

2.1.5 RSL

(a) As per the latest audited accounts as on 31st December 2004, the share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued and Subscribed Capital		
29,55,80,111 Equity Shares of Rs.10/- each		295,58,01,110
Paid-up Capital		
25,40,56,111 Equity Shares of Rs.10/- each fully Paid-up	254,05,61,110	
4,15,24,000 Equity Shares of Rs.10/- each partly Paid-up (Re.1/- per share called and Paid-up)	4,15,24,000	
	258,20,85,110	
Add: Shares Forfeited	4,28,875	258,25,13,985

(b) Subsequent to 1st April 2005, the partly paid-up shares were made fully paid-up, and as on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of RSL was as under:

	Rupees	Rupees
Authorised Capital		
30,00,00,000 Equity Shares of Rs.10/- each	300,00,00,000	
5,00,00,000 Preference Shares of Rs.10/- each	50,00,00,000	350,00,00,000
Issued, Subscribed and Paid-up Capital		
29,55,80,111 Equity Shares of Rs.10/- each fully Paid-up	295,58,01,110	
Add: Shares Forfeited	4,28,875	295,62,29,985

Note: The Accounting year of RSL has been extended up to 31st March 2006.

2.1.6 SIPL

(a) As per the latest audited accounts as on 31st March 2005, the share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
1,05,00,000 Equity Shares of Rs.10/- each		10,50,00,000
Issued, Subscribed and Paid-up Capital		
1,03,50,000 Equity Shares of Rs.10/- each fully paid -up		10,35,00,000

(b) Subsequent to 1st April 2005, the authorised share capital of SIPL has been increased to Rs. 62,25,00,000. SIPL has, on 15th February, 2006, allotted fully Paid-up bonus shares in the ratio of 5 (five) equity shares for 1 (one) equity share held and the existing equity shares of face value of Rs.10/- per share have been sub-divided into 5 (five) equity shares of the face value of Rs.2/- per share. Accordingly, as on 31st March 2006 the authorised capital and the issued, subscribed and paid-up share capital of SIPL was as under:

	Rupees	Rupees
Authorised Capital		
31,12,50,000 Equity Shares of Rs.2/- each		62,25,00,000
Issued, Subscribed and Paid-up Capital		
31,05,00,000 Equity Shares of Rs.2/- each fully Paid-up		62,10,00,000

2.2 Transferee Company

(a) As per the latest audited accounts as on 31st March 2005, the share capital of IPCL was as under:

	Rupees	Rupees
Authorised Capital		
40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Capital		
25,05,33,761 Equity Shares of Rs.10/- each		250,53,37,610
Subscribed and Paid-up Capital		
24,82,25,622 Equity shares of Rs.10/- each fully Paid-up	248,22,56,220	
Add: Shares Forfeited	82,72,495	249,05,28,715

(b) As on 31st March 2006, the authorised capital and the issued, subscribed and paid-up share capital of IPCL remains the same.

3. Date when the Scheme comes into Operation

The Scheme shall come into operation from the Appointed Date, but the same shall become effective only from the Effective Date.

PART II

TRANSFER OF UNDERTAKINGS

4. Transfer of Undertakings

4.1 Generally

Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to Part III of the Scheme, the whole of the Undertakings of all of the Transferor

Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, each as a going concern without any further act, instrument, deed, matter or thing so as to become the Undertakings of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 Transfer of Assets

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date :

(a) All the Assets comprised in the Undertakings, except for the portions dealt with under sub-clause (b) and sub-clause (c) below, of whatsoever nature and wheresoever situate and which are incapable of passing by manual delivery, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company, subject however to the provisions of Part III hereinbelow.

(b) Without prejudice to the provisions of Clause 4.1 and sub-clause (a) of this Clause 4.2.1 in respect of such of the Assets of the Transferor Companies, as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the respective Transferor Companies and shall, upon such transfer, become the assets and properties of the Transferee Company, without requiring any deed or instrument or conveyance for the same.

(c) In respect of moveables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, Semi-Government, local or other authority or body or with any company or other person, the respective Transferor Companies shall, if required, give notice in such form as they may deem fit and proper, to each person, debtor, or depositee, as the case may be, to the effect that pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company as the person entitled thereto and that appropriate entry should be passed in its books to record the aforesaid change. The Transferee Company shall, if required, also give notice in such form as it may deem fit and proper to each person, debtor or depositee that, pursuant to the High Court having sanctioned the amalgamation of the Transferor Companies with the Transferee Company under Sections 391 to 394 of the Act, the said debt, loan, advance, balance or deposit be paid or made good or held on account of the Transferee Company.

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Companies and all rights and benefits that have accrued or which may accrue to any of the Transferor Companies, whether before or after the Appointed Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be

transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All Assets comprised in the Undertakings of the Transferor Companies as on the Appointed Date, whether or not included in the books of the Transferor Companies, and all assets and properties, which are acquired by any of the Transferor Companies, on or after the Appointed Date, shall be deemed to be and shall become the assets and properties of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.3 Transfer of Liabilities

Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be restructured in the manner set out in Part III of this Scheme.

4.4 Inter-se Transactions

Without prejudice to Clauses 4.1 to 4.3, with effect from the Appointed Date, all inter-party transactions between any of the Transferor Companies and the Transferee Company or *inter-se among* the Transferor Companies shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. Contracts, deeds, etc.

5.1 Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to it) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, continue in full force and effect in favour of or against the Transferee Company and may be enforced as fully and effectually as if, instead of the concerned Transferor Company, the Transferee Company had been a party or obligee thereunder.

5.2 Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Undertakings occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, take such actions or enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

5.3 For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given

by, issued to or executed in favour of the Transferor Companies in relation to their Undertakings shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

6. Legal proceedings

On and from the Appointed Date, all suits, actions and legal proceedings by or against any of the Transferor Companies shall be continued and / or enforced until the Effective Date as desired by the Transferee Company and on and from the Effective Date, shall be continued and / or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and / or arising by or against the Transferee Company.

7. Conduct of business

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) Each of the Transferor Companies shall carry on and shall be deemed to have carried on all their business and activities relating to their respective Undertakings as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of their respective Undertakings on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to each of the Transferor Companies, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) in relation to the Undertakings by the respective Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) Any of the rights, powers, authorities and privileges attached or related or pertaining to the Undertakings and exercised by or available to the Transferor Companies shall be deemed to have been exercised by the Transferor Companies for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertakings that have been undertaken or discharged by the Transferor Companies shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Court and upto and including the Effective Date:

(a) Each of the Transferor Companies shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with their respective Undertakings save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Board/Committee of Directors of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with its undertaking save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing Scheme with the High Court; or

(ii) if the same is permitted by this Scheme; or

(iii) if the written consent of the Board/Committee of Directors of each of the Transferor Companies has been obtained.

(c) The Transferor Companies and the Transferee Company shall not make any change in their respective capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 11.1 below), except under any of the following circumstances:

(i) upon conversion of any bonds, debentures or convertible securities, if any;

(ii) by mutual consent of the respective Board/Committee of Directors of the Transferor Companies and of the Transferee Company; or

(iii) as may be permitted under this Scheme.

8. Employees

8.1 Upon the coming into effect of this Scheme:

(a) All the employees of each of the Transferor Companies who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on the same terms and conditions as to employment and remuneration on which they are engaged or employed by the respective Transferor Companies. It is clarified that the employees of any Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company or the other Transferor Companies, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by any of the Transferor Companies with any union/employee of that Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals

and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the respective Transferor Companies or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of Transferor Companies shall be transferred to such funds of the Transferee Company.

8.2 None of the Transferor Companies shall vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. Saving of concluded transactions

The transfer and vesting of the Undertakings of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

RESTRUCTURING OF LIABILITIES OF TRANSFEROR COMPANIES

10. Restructuring of Liabilities

10.1 Restructuring of secured liabilities (other than working capital facilities) of Transferor Companies

10.1.1 AFL (First Transferor Company)

Debentures maturing on 1st January 2013

(i) The First Transferor Company has issued 1,14,13,510 Secured Redeemable Non-Convertible Zero Coupon Debentures redeemable in one installment on 1st January 2013 (**"AFL ZCDs"**) of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores, thirteen lakhs fifty-one thousand only). The principal terms and conditions of the AFL ZCDs are set out in **Column C** of the **Table** in **Schedule I** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the Debentureholders of the First Transferor Company holding AFL ZCDs and whose names are registered in the Register of Debentureholders maintained by the First Transferor Company on the Record Date or their respective successors, 1,14,13,510 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I of the face value of Rs.100/- each and of an aggregate amount of Rs.114,13,51,000/- (Rupees One hundred fourteen crores thirteen lakhs fifty-one thousand only) of the Transferee Company (**"ZCDs-Series I"**) in the proportion of 1 (one) new ZCD - Series I for every 1(one) AFL ZCD held, on the Record Date, by each Debentureholder or its

successors in the First Transferor Company. The principal terms and conditions of the ZCDs- Series I shall be as set out in **Column D** of the **Table** in **Schedule I** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series I as aforesaid, the AFL ZCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the First Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series I shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the First Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule I to this Scheme. The debenture certificates, if any, issued in respect of the AFL ZCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series I.

10.1.2 CIPL (Second Transferor Company)

(a) *Debentures/Loans maturing on 30th June 2013*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in one installment on 30th June 2013 ("**CIPL ZCDs- 30th June 2013**") and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 30th June 2013 and the secured loans are set out in **Column C** of **Table 1** in **Schedule II** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-30th June, 2013 and secured loans detailed in Column C of Table 1 in Schedule II, 49,42,825 Zero Coupon Redeemable Non-Convertible Debentures - Series II of the face value of Rs.100/- each and of an aggregate amount of Rs. 49,42,82,500/- (Rupees Forty-nine crores, forty-two lakhs eighty-two thousand five hundred only) of the Transferee Company ("**ZCDs- Series II**") in the manner set out in sub-clause (a) (iii) of this Clause 10.1.2.

(iii) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 30th June 2013 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 30,55,367 ZCDs - Series II in proportion to the amount outstanding, on the Record Date, on their respective CIPL ZCDs -30th June 2013. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 1 in Schedule II or their respective successors, 18,87,458 ZCDs - Series II in proportion to the amount outstanding under their respective loans as on the Record Date.

(iv) No ZCDs-Series II shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series II as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of ZCDs- Series II shall be as set out in **Column D** of **Table 1** in **Schedule II** attached to this Scheme.

(vi) Upon the allotment of the ZCDs - Series II as aforesaid, the CIPL ZCDs - 30th June 2013 and the interest free secured loans specified in Column

C of Table 1 in Schedule II shall, ipso facto, stand redeemed in full, or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series II allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 30th June 2013 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series II.

(b) *Debentures/Loans maturing from 31st March 2006 in three annual installments*

(i) The Second Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures redeemable in three installments commencing on 31st March 2006 ("**CIPL ZCDs- 31st March 2006**") and has availed of interest free secured loans. The principal terms and conditions of the CIPL ZCDs - 31st March 2006 and the secured loans are set out in **Column C** of **Table 2** in **Schedule II** attached to this Scheme.

(ii) The Second Transferor Company has, on 31st March 2006, paid an amount of Rs.79,49,333/- (Rupees Seventy nine lakhs forty nine thousand three hundred thirty three only) to the holders of the CIPL ZCDs - 31st March, 2006, and paid an amount of Rs.3,85,03, 929 /- (Rupees Three crores eighty five lakhs three thousand nine hundred twenty nine only) to the term lenders, towards their respective installments due on 31st March 2006. Accordingly, as on 1st April 2006, the aggregate amount outstanding on the CIPL ZCDs-31st March 2006 was Rs.1,58,98,651/- (Rupees One crore fifty eight lakhs ninety eight thousand six hundred fifty one only) and the aggregate amount outstanding on the secured loans referred to in Column C of Table 2 in Schedule II was Rs. 7,70,07,656/- (Rupees Seven crores seventy lakhs seven thousand six hundred fifty six only).

(iii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or the secured lenders, issue and allot in respect of each of the CIPL ZCDs-31st March 2006 and secured loans detailed in Column C of Table 2 in Schedule II, 13,93,596 Zero Coupon Redeemable Non-Convertible Debentures - Series III of the face value of Rs.100/- each with a Paid-up value of Rs. 66.6666 each and of an aggregate amount of Rs.9,29,06,307/- (Rupees Nine crores twenty-nine lakhs six thousand, three hundred seven only) of the Transferee Company ("**ZCDs-Series III**") in the manner set out in sub-clause (b) (iv) of this Clause 10.1.2.

(iv) The Transferee Company shall allot to each of the Debentureholders of the Second Transferor Company holding CIPL ZCDs - 31st March 2006 and whose names are registered in the Register of Debentureholders maintained by the Second Transferor Company on the Record Date or their respective successors, 2,38,480 ZCDs - Series III in proportion to the amount outstanding as on the Record Date, on their respective CIPL ZCDs - 31st March 2006. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table 2 in Schedule II or their respective successors, 11,55,116 ZCDs - Series III in proportion to the amount outstanding as on the Record Date under their respective secured loans.

(v) In the event that the Second Transferor Company pays any further installments to either the holders of the CIPL ZCDs - 31st March 2006 or the secured lenders, then the number of ZCDs - Series III or, as the case may be, the Paid-up value of the ZCDs- Series III to be allotted to the holders of the CIPL ZCDs - 31st March, 2006 and to the secured lenders shall stand proportionately reduced.

(vi) No ZCDs-Series III shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series III as aforesaid, and the Transferee Company shall pay to each such Debentureholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(vii) The principal terms and conditions of ZCDs- Series III shall be as set out in **Column D** of **Table 2** in **Schedule II** attached to this Scheme.

(viii) Upon the allotment of the ZCDs -Series III as aforesaid, the CIPL ZCDs- 31st March 2006 and the interest free secured loans specified in Column C of Table 2 in Schedule II shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the Second Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series III allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Second Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule II to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid CIPL ZCDs- 31st March 2006 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series III.

10.1.3 OPL (Fourth Transferor Company)

Bonds redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000

(i) The Fourth Transferor Company has issued 51,00,000 Secured Redeemable Non-Convertible Zero Coupon Bonds (the "**OPL Bonds**") of the face value of Rs.100/- (Rupees One hundred only) and of the aggregate amount of Rs.51,00,00,000/- (Rupees Fifty-one crores only) redeemable at par in two equal installments at the end of the 14th and 15th year from the date of allotment i.e. 1st April 2000. The principal terms and conditions applicable to the OPL Bonds are set out in **Column C** of the **Table** in **Schedule III** attached to this Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Bondholders, issue and allot to each of the Bondholders of the Fourth Transferor Company holding OPL Bonds and whose names are registered in the Register of Debentureholders maintained by the Fourth Transferor Company on the Record Date or their respective successors, 51,00,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series IV of the face value of Rs.100/- each and of an aggregate amount of Rs. 51,00,00,000/- (Rupees Fifty-one crores only) of the Transferee Company ("**ZCDs-Series IV**") in the proportion of 1 (one) new ZCD-Series IV for every 1(one) OPL Bond held, on the Record Date, by each Bondholder or its successors in the Fourth Transferor Company. The principal terms and conditions of the ZCDs- Series IV shall be as set out in **Column D** of the **Table** in **Schedule III** attached to this Scheme.

(iii) Upon the allotment of ZCDs- Series IV as aforesaid, the OPL Bonds shall, ipso

facto, stand redeemed in full and the mortgages and charges created by the Fourth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series IV allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fourth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule III to this Scheme. The certificates, if any, issued in respect of the OPL Bonds shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series IV.

10.1.4 RSL (Fifth Transferor Company)

(a) *Debentures/Bonds/Loans maturing on 31st December 2012*

(i) The Fifth Transferor Company has issued Zero Coupon Secured Redeemable Non-Convertible Debentures and Zero Coupon Secured Redeemable Non-Convertible Bonds redeemable in one installment on 31st December 2012 (**"RSL ZCDs/ZCBs- 31st December 2012"**) and has availed of interest free secured loans. The principal terms and conditions of the RSL ZCDs/ZCBs - 31st December 2012 and the secured loans are set out in **Column C** of **Table 1** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders or Bondholders or the secured lenders, issue and allot in respect of each of the RSL ZCDs/ZCBs - 31st December 2012 and secured loans detailed in Column C of Table 1 in Schedule IV, 14,39,737 Zero Coupon Redeemable Non-Convertible Debentures - Series V of the face value of Rs.100/- each and of an aggregate amount of Rs.14,39,73,700/- (Rupees Fourteen crores, thirty-nine lakhs seventy-three thousand seven hundred only) of the Transferee Company (**"ZCDs - Series V"**) in the manner set out in sub-clause (a) (iii) of this Clause 10.1.4.

(iii) The Transferee Company shall allot to each of the Debentureholders and Bondholders of the Fifth Transferor Company holding RSL ZCDs/ZCBs - 31st December 2012 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 12,73,471 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, on their respective RSL ZCDs/ZCBs - 31st December 2012. The Transferee Company shall issue and allot to each secured lender, who has granted the interest free secured loans specified in Column C of Table I in Schedule IV or their respective successors, 1,66,266 ZCDs - Series V in proportion to the amount outstanding as on the Record Date, under their respective loans.

(iv) No ZCDs-Series V shall be allotted in respect of any fractions arising upon allotment of the ZCDs-Series V as aforesaid, and the Transferee Company shall pay to each such Debentureholder or Bondholder or, as the case may be, secured lender entitled thereto the fractional amount in cash.

(v) The principal terms and conditions of the ZCDs- Series V shall be as set out in **Column D** of **Table 1** in **Schedule IV** attached to the Scheme.

(vi) Upon the allotment of the ZCDs -Series V as aforesaid, the RSL ZCDs/ZCBs -31st December 2012 and interest free secured loans specified in Column C of Table 1 in Schedule IV shall, ipso facto, stand redeemed in full or as the case may be, repaid in full and the mortgages and charges created by the

Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series V allotted by the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the aforesaid RSL ZCDs/ZCBs - 31st December 2012 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series V.

(b) *Debentures maturing on 6th May 2015*

(i) The Fifth Transferor Company has issued 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures of the face value of Rs.100/- (Rupees One hundred only) each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) redeemable in one installment on 6th May 2015 (**"RSL ZCDs- 6th May 2015"**). The principal terms and conditions of RSL ZCDs -6th May 2015 are set out in **Column C** of **Table 2** in **Schedule IV** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Fifth Transferor Company holding RSL ZCDs-6th May 2015 and whose names are registered in the Register of Debentureholders maintained by the Fifth Transferor Company on the Record Date or their respective successors, 30,70,000 Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI of the face value of Rs.100/- each and of an aggregate amount of Rs.30,70,00,000/- (Rupees Thirty crores seventy lakhs only) of the Transferee Company (**"ZCDs-Series VI"**) in the proportion of 1 (one) new ZCD-Series VI for every 1(one) RSL ZCD-6th May 2015 held, on the Record Date, by each Debentureholder or its successors in the Fifth Transferor Company. The principal terms and conditions of the ZCDs-Series VI shall be as set out in **Column D** of **Table 2** of **Schedule IV** attached to the Scheme.

(iii) Upon the allotment of the ZCDs -Series VI as aforesaid, the RSL ZCDs- 6th May 2015 shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Fifth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the ZCDs - Series VI allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule IV to this Scheme. The debenture certificates, if any, issued in respect of the RSL ZCDs-6th May 2015 shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the ZCDs - Series VI.

10.1.5 SIPL (Sixth Transferor Company)

(a) *10% OFCDs*

(i) The Sixth Transferor Company has issued 12,50,000/- 10% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) (**"SIPL 10% OFCDs"**). The

principal terms and conditions of the SIPL 10% OFCDs are set out in **Column C** of **Table 1** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 10% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 12,50,000 10% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.125,00,00,000/- (Rupees One hundred twenty-five crores only) of the Transferee Company (**"10% New OFCDs"**) in the proportion of 1 (one) 10% New OFCD for every 1(one) SIPL 10% OFCD held on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 10% New OFCDs shall be as set out in **Column D** of **Table 1** in **Schedule V** attached to the Scheme.

(iii) Upon the allotment of 10% New OFCDs as aforesaid, the SIPL 10% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed to be released and fully satisfied and the 10% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 10% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 10% New OFCDs.

(b) *9% OFCDs*

(i) The Sixth Transferor Company has issued 2,00,000 9% Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) (**"SIPL 9% OFCDs"**). The principal terms and conditions of the SIPL 9% OFCDs are set out in **Column C** of **Table 2** in **Schedule V** attached to the Scheme.

(ii) Upon the Scheme taking effect, the Transferee Company shall, without any further application or act by the Debentureholders, issue and allot to each of the said Debentureholders of the Sixth Transferor Company holding SIPL 9% OFCDs and whose names are registered in the Register of Debentureholders maintained by the Sixth Transferor Company on the Record Date or their respective successors, 2,00,000 9% New Optionally Fully Convertible Secured Debentures of the face value of Rs.1000/- (Rupees One thousand only) each and of an aggregate amount of Rs.20,00,00,000/- (Rupees Twenty crores only) of the Transferee Company (**"9% New OFCDs"**) in the proportion of 1 (one) new 9% New OFCD for every 1(one) SIPL 9% OFCD held, on the Record Date, by each Debentureholder or its successors in the Sixth Transferor Company. The principal terms and conditions of the 9% New OFCDs shall be as set out in **Column D** of **Table 2** of **Schedule V** attached to the Scheme.

(iii) Upon the allotment of the 9% New OFCDs as aforesaid, the SIPL 9% OFCDs shall, ipso facto, stand redeemed in full and the mortgages and charges created by the Sixth Transferor Company as security therefor shall be deemed

to be released and fully satisfied and the 9% New OFCDs allotted by the Transferee Company shall, without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule V to this Scheme. The debenture certificates, if any, issued in respect of the SIPL 9% OFCDs shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the date of allotment of the 9% New OFCDs.

(c) *Term Loan Facility from Dena Bank*

(i) The term loan facility availed of by the Sixth Transferor Company from Dena Bank as per the details set out in **Column C** of **Table 3** in **Schedule V** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent such loan is outstanding on the Effective Date so as to become, on and from the Appointed Date, the liability of the Transferee Company and the Transferee Company shall meet, discharge and satisfy the same, on the principal terms and conditions as applicable to such loan facility upon transfer thereof to the Transferee Company shall be as set out in **Column D** of **Table 3** of **Schedule V** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the term loan facility specified in Column C of Table 3 in Schedule V shall be deemed to be released and fully satisfied and the term loan facility transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 3 in Schedule V to this Scheme.

(iii) All the rights, powers, duties and obligations of the Sixth Transferor Company in relation to the said term loan shall upon the Scheme taking effect come to an end and the Transferee Company shall be subject to the rights, powers, duties and obligations as specified in Column D of Table 3 of Schedule V attached hereto.

10.1.6 The new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and the new Optionally Fully Convertible Secured Debentures (that is say, 10% New OFCDs and 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 are hereinafter collectively referred to as the "**New Debentures**").

10.1.7 In the event that any of the Transferor Companies repay or pay any amounts towards their respective debentures, bonds or, as the case may be, secured loans referred to in Clauses 10.1.1 to 10.1.5, then the number or the paid-up value of the New Debentures, as the case may be, to be allotted by the Transferee Company under Clauses 10.1.1 to 10.1.5 shall stand proportionately reduced to correspond to the actual amounts outstanding towards such debentures, bonds and loans as on the applicable Record Date.

10.2 General Terms and Conditions applicable to the New Debentures

10.2.1 Each of the new Zero Coupon Redeemable Non-Convertible Debentures (that is to say, the ZCDs- Series I, ZCDs- Series II, ZCDs- Series III, ZCDs- Series IV, ZCDs- Series V and ZCDs- Series VI) and each of the new Optionally Fully Convertible Secured Debentures (that is to say, the 10% New OFCDs and the 9% New OFCDs) to be issued by the Transferee Company in accordance with Clauses 10.1.1 to 10.1.5 above shall be subject to the general terms and conditions set out in **Schedule VI** attached to the Scheme.

10.2.2 No Debentureholder or term lender shall be required to make any payment for issue and allotment of the New Debentures to be issued and allotted by the Transferee Company as set out in Clauses 10.1.1 to 10.1.5 above, and all such New Debentures shall be deemed to be issued in satisfaction of the existing liabilities of each of the concerned Transferor Companies to the Debentureholders, Bondholders and secured lenders as set out in Clauses 10.1.1 to 10.1.5.

10.2.3 The Transferee Company shall provide and maintain asset cover for the New Debentures to be issued by the Transferee Company as set out in the principal terms and conditions applicable to the respective series of ZCDs or, as the case may be, Optionally Fully Convertible Debentures to be issued by the Transferee Company.

10.2.4 The Transferee Company shall create/ ensure that adequate sums are available in the debenture redemption reserve for the redemption of the New Debentures in accordance with the provisions of Section 117C of the Act.

10.2.5 The Transferee Company shall appoint one or more debenture trustee(s) for the holders of the New Debentures, who will hold the securities for the New Debentures and with whom the Transferee Company shall enter into a Debenture Trust Deed(s) containing the detailed terms and conditions for issue of the New Debentures consistent with the revised terms and conditions set out in Schedules I to VI attached to this Scheme.

10.2.6 All the rights, powers, duties and obligations of the respective Transferor Companies in relation to the debentures, bonds and secured term loans issued/availed of by them as referred to in Clause 10.1 above shall, upon allotment of the New Debentures by the Transferee Company, come to an end and the New Debentures issued by the Transferee Company shall be governed by the rights, powers, duties and obligations as specified in this Scheme and as set out in the Debenture Trust Deed(s) to be executed by the Transferee Company.

10.3 Restructuring of secured liabilities being working capital facilities

10.3.1 RSL (Fifth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Fifth Transferor Company from State Bank of India on the principal terms and conditions set out in **Column C** of the **Table** in **Schedule VII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities upon transfer thereof to the Transferee Company shall stand modified as set out in **Column D** of the **Table** in **Schedule VII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Fifth Transferor Company as security for the working capital facilities specified in Column C of the Table in Schedule VII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Fifth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of the Table in Schedule VII to this Scheme.

10.3.2 SIPL (Sixth Transferor Company)

Working Capital Facilities

(i) The working capital facilities availed of by the Sixth Transferor Company from Dena Bank on the principal terms and conditions set out in **Column C** of **Table 1** in **Schedule VIII** attached hereto shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 1** in **Schedule VIII** attached hereto.

(ii) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 1 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 1 in Schedule VIII to this Scheme.

(iii) The working capital facilities availed of by the Sixth Transferor Company from Industrial Development Bank of India Limited on the principal terms and conditions set out in **Column C** of **Table 2** in **Schedule VIII** shall, pursuant to the sanction of the Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions of the Act, be transferred to and be deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become, on and from the Appointed Date, the working capital facilities of the Transferee Company, provided that the principal terms and conditions as applicable to such working capital facilities shall, upon transfer thereof to the Transferee Company, stand modified as set out in **Column D** of **Table 2** in **Schedule VIII** attached hereto.

(iv) Upon the Scheme taking effect, the mortgages and charges created by the Sixth Transferor Company as security for the working capital facilities specified in Column C of Table 2 in Schedule VIII shall be deemed to be released and fully satisfied and the working capital facilities transferred to the Transferee Company shall, simultaneously and without any further act, instrument or

deed, be deemed to be secured by the mortgages and charges over such of the properties of the Sixth Transferor Company (transferred to the Transferee Company by virtue of the Scheme) as set out in Column D of Table 2 in Schedule VIII to this Scheme.

10.4 *Transfer of other Liabilities*

10.4.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) of every kind, nature and description of each of the Transferor Companies shall, pursuant to the sanction of this Scheme by the High Court and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be transferred or deemed to be transferred to the Transferee Company, without any further act, instrument, deed, matter or thing and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Companies and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

10.4.2 All Liabilities (other than the secured liabilities referred to in Clauses 10.1 and 10.3 above) as on the Appointed Date, whether or not provided in the books of the Transferor Companies, and all debts, loans raised and used, liabilities and obligations incurred, duties and obligations relating to the Transferor Companies which arise or accrue to any of the Transferor Companies on or after the Appointed Date till the Effective Date, shall be deemed to be and shall become the debts, liabilities, loans raised and used, and obligations incurred, duties and obligations of the Transferee Company by virtue of this Scheme.

10.4.3 Where any Liabilities of the Transferor Companies as on the Appointed Date have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

10.4.4 All loans raised and utilised and all liabilities incurred or undertaken by any of the Transferor Companies in relation to or in connection with their respective Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities of the Transferee Company which shall meet, discharge and satisfy the same.

10.4.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies inter-se or among any of the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

10.5 Mortgages and Charges

10.5.1 In so far as the mortgages and charges created by each of the Transferor Companies over their respective Assets or any part thereof with respect to the respective Liabilities of the Transferor Companies, are concerned, the same shall, on and from the date of allotment of the New Debentures by the Transferee Company and the transfer of the term loan availed of by the Sixth Transferor Company from Dena Bank in accordance with Clause 10.1 and the transfer to the Transferee Company of the working capital facilities and the term loan facility in accordance with Clause 10.3 taking effect, without any further act, instrument, deed, matter or thing be deemed to be fully satisfied and all such Assets or part thereof shall be deemed to be released therefrom.

10.5.2 (a) Each Series of the ZCDs, the 10% New OFCDs and the 9% New OFCDs and the term loan of the Sixth Transferor Company from Dena Bank transferred to the Transferee Company shall stand secured by the assets or part thereof of the respective Transferor Companies transferred to the Transferee Company in accordance with the terms and conditions as set out in the relevant Schedules I to VI attached hereto. It is clarified that such mortgages and charges for a specific Series of the ZCDs or, as the case may be, the 10% New OFCDs or 9% New OFCDs or, as the case may be, the term loan from Dena Bank shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

(b) The working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company transferred to the Transferee Company shall be secured by the specific assets of the Fifth Transferor Company and the Sixth Transferor Company, respectively, in accordance with the respective terms and conditions applicable thereto as set out in the relevant Schedule VII or, as the case may be, Schedule VIII. It is clarified that such mortgages and charges for the working capital facilities of the Fifth Transferor Company and the Sixth Transferor Company shall relate or attach to only the specific Assets or any part thereof which are to form security therefor and shall, in no event, relate or attach to any of the other assets and properties of the concerned Transferor Company or to any of the assets and properties of any other Transferor Company transferred to the Transferee Company pursuant to this Scheme or to any of the other assets and properties of the Transferee Company or any part thereof.

10.5.3 The existing securities, mortgages, charges, encumbrances or liens (including floating charges) over the assets and properties of the Transferee Company or any part thereof which relate to any liability, loan, deposit or facility availed of by the Transferee Company shall continue to relate or attach to the assets and properties of the Transferee Company to which the same relate or attach and nothing contained in this Scheme shall operate to enlarge or extend such securities, mortgages, charges, encumbrances or liens (including floating charge) to any of the assets or properties of any of the Transferor Companies or any part thereof which are transferred to and vested in the Transferee Company under and pursuant to this Scheme.

PART IV

ISSUE OF EQUITY SHARES AND PAYMENT TO PREFERENCE SHAREHOLDERS

11. Issue of Equity Shares

11.1 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertakings of each of the Transferor Companies in the Transferee Company in terms of this Scheme :

11.1.1 AFL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the First Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his/her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 25 (twenty-five) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the First Transferor Company on the Record Date.

11.1.2 CIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Second Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 23 (twenty-three) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Second Transferor Company on the Record Date.

11.1.3 IPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Third Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Third Transferor Company on the Record Date.

11.1.4 OPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fourth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 28 (twenty-eight) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fourth Transferor Company on the Record Date.

11.1.5 RSL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Fifth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/ - (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 34 (thirty-four) equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Fifth Transferor Company on the Record Date.

11.1.6 SIPL

The Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Sixth Transferor Company, whose names are registered in its Register of Members on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully Paid-up of the Transferee Company, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 38 (thirty-eight) equity shares of the face value of Rs. 2/- (Rupees Two only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Sixth Transferor Company on the Record Date.

The Transferee Company shall issue and allot equity shares as per the terms of conversion of OFCDs referred to in Schedule V.

(The ratio in which equity shares of the Transferee Company are to be issued and allotted to the respective shareholders of each of the Transferor Companies is herein referred to as the "**Share Exchange Ratio**").

11.2 Increase in issued, subscribed and paid-up capital of Transferee Company:

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon issue of new equity shares in accordance with Clause 11.1 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company in a general meeting for

issue of shares to the respective shareholders of the Transferor Companies under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the respective shareholders of the Transferor Companies in the relevant Share Exchange Ratio.

12. General provisions applicable to issue of equity shares

12.1 Issue of shares in dematerialised form:

(a) In so far as the issue of new equity shares pursuant to Clause 11.1 above is concerned, each of the shareholders of the Transferor Companies holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a Committee of such Board of Directors, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Companies in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Companies, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Companies who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/ dematerialised securities account of such member with the new equity shares of the Transferee Company.

(b) Each of the members of the Transferor Companies holding shares of the Transferor Companies in dematerialised form shall be issued the shares of the Transferee Company in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the respective Record Date applicable to each Transferor Company in terms of Clause 11.1 above.

12.2 Pending share transfers, etc.

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of any of the Transferor Companies, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Companies, after the effectiveness of this Scheme.

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Companies which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

12.3 New Equity Shares subject to same terms:

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including

in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date.

(b) The new equity shares of the Transferee Company issued in terms of Clause 11.1 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges.

(c) The new equity shares issued and allotted by the Transferee Company in terms of the Scheme to the equity shareholders of all or any of the Transferor Companies having their respective registered address in the United States of America will not be registered under the Securities Act, 1933, as amended, of the United States of America (the "Securities Act") in reliance upon the exemption from the registration contained under section 3(a)(10) of the Securities Act.

12.4 Obtaining of approvals

For the purpose of issue of equity shares to the shareholders of the Transferor Companies, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

12.5 Cancellation of shares of Transferor Companies

The shares and share certificates of each of the Transferor Companies held by the members of the Transferor Companies shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and non-negotiable and be of no effect on and from the Record Date.

12.6 Fractional Entitlement

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Companies are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Companies may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "Trustee"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may, in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Companies in proportion to their respective fractional entitlements.

13. Payment to Preference Shareholders of First Transferor Company

The First Transferor Company has issued and allotted 2,500 10% Non-Cumulative Non-Convertible Redeemable Preference Shares of Rs.10/- each fully paid-up of an aggregate value of Rs.25,000/- (Rupees Twenty five thousand only). On the Scheme taking effect,

the Transferee Company shall, without any further application, act, instrument or deed, pay to the preference shareholders of the First Transferor Company, whose names are registered in its Register of Members on the First Transferor Company's Record Date (fixed in terms of Clause 11.1.1 above), the sum of Rs.10/- (Rupees Ten only) per preference share held by them in the First Transferor Company as on the said Record Date and upon such payment, the said Preference Shares shall, ipso facto, stand redeemed in full and thereupon the preference shareholders shall have no further claim on the Transferee Company.

PART V

ACCOUNTING TREATMENT AND DIVIDEND

14. Accounting treatment

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of each of the Transferor Companies in the books of the Transferee Company, the fair value of the assets and liabilities of the respective Transferor Company shall be determined as of the Appointed Date, and accounted appropriately.

(b) The Transferee Company shall credit the Share Capital Account in its books of account with the aggregate face value of the new equity shares issued to the shareholders of the respective Transferor Companies pursuant to Clause 11.1 of this Scheme.

(c) The balance (if any) in the "Debenture Redemption Reserve" in the books of the respective Transferor Company shall be transferred and aggregated to the corresponding new Debenture Redemption Reserve to be created in the books of the Transferee Company in relation to the New Debentures to be issued by the Transferee Company in accordance with Clause 10.1 of the Scheme.

(d) The excess or deficit of fair value of the net assets (determined as per sub-clause (a) above) of the Transferor Companies over:

(i) the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Companies pursuant to this Scheme;

(ii) the balance (if any) in "Debenture Redemption Reserve" of the Transferor Companies, transferred to the Transferee Company (as per sub-clause (c) above); and

(iii) costs, charges and expenses in connection with the Scheme

shall be credited by the Transferee Company to its "Securities Premium Account" or shall be debited to the "Goodwill Account" in its books, as the case may be.

15. Declaration of dividend

15.1 With effect from the date of filing of this Scheme with the High Court and up to and including the Effective Date, the Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders as on the respective record dates for the purpose of dividend. Provided that the Transferor Companies shall declare a dividend only after obtaining the prior permission of the Transferee Company and the shareholders of the Transferor Companies shall not be entitled to dividends, if any, declared by the Transferee Company prior to the "Effective Date".

15.2 Until the coming into effect of this Scheme, the holder of equity shares and preference shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including their right to receive dividend.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

PART VI

DISSOLUTION OF TRANSFEROR COMPANIES AND GENERAL TERMS AND CONDITIONS

16. Dissolution of Transferor Companies

On the coming into effect of this Scheme, all the Transferor Companies shall stand dissolved without winding-up.

17. Validity of existing resolutions, etc.

Upon the coming into effect of this Scheme

(a) the resolutions, if any, of the Transferor Companies, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have upper monetary or other limits imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added to the limits, if any, imposed under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

(b) the limits of the Transferee Company for borrowings (apart from temporary loans obtained from the bankers in the ordinary course of business) in terms of Section 293(1)(d) of the Act shall, without any further act, instrument or deed, stand enhanced by the limits approved for each of the Transferor Companies.

18. Modification of Scheme

18.1 The Transferor Companies and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court or any authorities under law may deem fit to approve of or which the High Court or any authorities under law may impose and which the Transferor Companies and the Transferee Company may in their discretion accept or such modifications or amendments or additions as the Transferor Companies and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Companies and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Transferor Companies or the Transferee

Company find unacceptable for any reason, then the Transferor Companies and the Transferee Company shall be at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by the Delegate of the respective Companies.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debentureholders of the respective Transferor Companies) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. Filing of Applications

The Transferor Companies and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the High Court for sanction of this Scheme and for the dissolution without winding up of the Transferor Companies under the provisions of law, and shall apply for such approvals as may be required under law.

20. Approvals

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertakings or any of them and to carry on the business of the Transferor Companies or any of them.

21. Scheme conditional upon sanctions, etc.

21.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Companies and of the Transferee Company as may be directed by the High Court and by such other persons as may be required under the Act and as may be directed by the High Court;

(ii) The certified copies of the Orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies.

21.2 In the event of this Scheme failing to take effect finally by 31st March 2007, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies and the Board of Directors of the Transferee Company, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

21.3 Without in any way affecting the composite nature of this Scheme, in the event that any one or other Transferor Company does not receive any required approvals (the "Excluded Transferor Company") for merger of its/their Undertaking(s) then notwithstanding the failure of the transfer and vesting of such Undertaking(s), the Scheme shall nevertheless take effect in respect of the Undertakings of the other Transferor Companies in all

respects in accordance with this Scheme, and all references to the Excluded Transferor Company and the transfer and vesting of its Undertaking shall be deemed to be deleted as if the Excluded Transferor Company had not been named as a Transferor Company in this Scheme.

22. Costs, charges and expenses

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Companies and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

SCHEDULE I

AFL - First Transferor Company

Principal Terms and Conditions of AFL ZCDs and ZCDs - Series I

Sr. No.	Particulars	Terms and Conditions of AFL ZCDs	Terms and Conditions of ZCDs - Series I
A	B	C	D
1.	Series	Secured Redeemable Non-Convertible Zero Coupon Debentures	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - I
2.	Total number of Debentures and Amount	1,14,13,510 AFL ZCDs of Rs.100/- each aggregating to Rs.114,13,51,000/-	1,14,13,510 ZCDs Series-I of Rs.100/- each aggregating to Rs.114,13,51,000/-
3.	Rate of Interest	AFL ZCDs do not carry interest	ZCDs Series - I shall not carry interest
4.	Terms of Repayment	In one installment on 1st January, 2013, the maturity date	In one installment on 1st January, 2013, the maturity date
5.	Security	First pari passu charge by way of equitable mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to any thing attached to the earth situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.	First charge on all the fixed assets pertaining to the undertaking of the First Transferor Company, situated at Village Chohal and Village Baroti Tehsil and District Hoshiarpur, in the State of Punjab.
		First pari passu charge by way of mortgage of Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds. having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.	First charge on Non-agricultural freehold land private Plot No.10, admeasuring 2360.09 sq. yds. having direct access to Indrad- Dhanot Road on the North, forming part of South of Block No.216 of Mouje Dhanot of Kalol Taluka in the registration district of Gandhinagar and Sub-district of Kalol, in the State of Gujarat together with structures erected or to be erected and all erections, fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series - I

SCHEDULE II

CIPL - Second Transferor Company

TABLE 1 Principal Terms and Conditions of CIPL ZCDs - 30th June, 2013, Interest Free Secured Loans and ZCDs - Series II

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-30th June, 2013 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series II
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II
2.	Total number of Debentures and Loan amount	(a) 5267 ZCDs of Rs.1,00,000/- each amount outstanding thereon aggregating to Rs.17,52,00,003/- (b) 15,00,000 ZCDs of Rs.100/- each amount outstanding thereon aggregating to Rs. 5,00,00,000/- (c) 8,03,367 ZCDs of Rs.100/- each aggregating to Rs.8,03,36,700/- (d) Interest Free Secured Loans aggregating to Rs.18,87,45,979/-	49,42,825 ZCDs Series - II of Rs.100/- each aggregating to Rs.49,42,82,500/-
3.	Rate of Interest	CIPL ZCDs 30th June 2013 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - II shall not carry interest
4.	Terms of Repayment	In one installment on 30th June, 2013, the maturity date	In one installment on 30th June, 2013, the maturity date
5.	Security	ZCDs listed at Serial 2(a) and Serial 2(b) are secured by first charge by way of hypothecation on all the movables and by way of registered mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. Interest Free Secured Loans at serial 2(d) are secured by first charge by way of hypothecation on all the movables and by way of equitable mortgage on all the immovable properties of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs listed at Serial 2(c) are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - III on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 30th June, 2013 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of the ZCDs Series-II

TABLE 2 Principal Terms and Conditions of CIPL ZCDs - 31st March, 2006, Interest Free Secured Loans and ZCDs - Series III

Sr. No.	Particulars	Terms and Conditions of CIPL ZCDs-31st March, 2006 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series III
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures and Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series-III
2.	Total number of Debentures and Loan amount	2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each aggregating to Rs 2,38,48,000/- Interest Free Secured Loans aggregating to Rs.11,55,11,788/- Note: (i) As per terms of redemption an amount of Rs.79,49,333/- was paid on 31st March, 2006 to holders of ZCDs - 31st March, 2006 towards the first installment due on 31st March, 2006 (ii) As per terms of repayment an amount of Rs.3,85,03,929/- was paid on 31st March, 2006 to lenders of Interest Free Secured Loans towards the first installment due on 31st March, 2006 As on 1st April 2006, outstanding Debentures and Loan amount was : 2,38,480 CIPL ZCDs-31st March, 2006 of Rs.100/- each, Rs. 66.6666 each paid-up aggregating to Rs.1,58,98,651/- Interest Free Secured Loans aggregating to Rs.7,70,07,656/-	13,93,596 ZCDs Series-III of Rs.100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- Note: In case of any further payments by CIPL to the holders of CIPL ZCDs - 31st March, 2006 and to the secured lenders, the face value of ZCDs - Series III to be issued by the Transferee Company will be proportionately reduced.
3.	Rate of Interest	CIPL ZCDs- 31st March, 2006 do not carry interest Interest Free Secured Loans do not carry interest	ZCDs Series - III shall not carry interest
4.	Terms of Repayment	In three equal annual installments commencing from 31st March, 2006	In three equal annual installments commencing from 31st March, 2006
5.	Security	Interest Free Secured Loans are secured by first charge by way of equitable mortgage on all the immovable properties and by way of hypothecation on movables of the Company situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. ZCDs are secured by first charge by way of registered mortgage on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon. The above ZCDs / Interest Free Secured Loans are also to be secured by first charge by way of hypothecation on all the movables and by way of mortgage on all the immovable properties of the Company. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-II on all the fixed assets pertaining to the undertaking of the Second Transferor Company, situated at Village Dahali, Village Mouda and Village Tahadi, Taluka Mouda, District Nagpur in the State of Maharashtra. First charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series - II on Flat No.B-93, Satellite Plaza, Vasant Kunj Sri Co-Op. Housing Society Limited, Premchand Nagar Road, Vastrapur, Ahmedabad - 380 015, Gujarat together with structures erected or to be erected hereafter and all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times during the currency of CIPL ZCDs - 31st March, 2006 and Interest Free Secured Loans	Asset cover of 1.33 times during the currency of ZCDs Series - III

SCHEDULE III
OPL - Fourth Transferor Company

Principal Terms and Conditions of OPL Bonds and ZCDs - Series IV

Sr.No.	Particulars	Terms and Conditions of OPL Bonds	Terms and Conditions of ZCDs - Series IV
A	B	C	D
1.	Series	Secured Redeemable Zero Coupon Non-Convertible Bonds	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series - IV
2.	Total number of Debentures and Amount	51,00,000 Bonds of Rs.100/- each aggregating to Rs.51,00,00,000/-	51,00,000 ZCDs Series-IV of Rs.100/- each aggregating to Rs. 51,00,00,000/-
3.	Rate of Interest	OPL Bonds do not carry interest	ZCDs Series - IV shall not carry interest
4.	Terms of Repayment	Redeemable at par in two equal installments at the end of 14th and 15th years from the date of allotment i.e. 1st April, 2000	Redeemable at par in two installments on 31st March, 2014 and 31st March, 2015, the maturity dates
5.	Security	First charge by way of registered mortgage in favour of the Trustees of the OPL Bonds on the Company's immovable properties situated at Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon both present and future; and a first charge by way of hypothecation *in favour of* the Trustees of OPL Bonds on the Company's movable assets both present and future including movable machinery, machinery spares, tools and accessories, subject to prior charges created and/or to be created in favour of the Company's Bankers on its stocks of raw materials, semi-finished and finished goods, consumable stores and such other movables as may be agreed to by the Lenders for securing the Company's borrowing for working capital requirements in the ordinary course of business. Third Party Corporate Guarantee for due repayment of the outstanding assistance, to be provided.	First Charge on all the fixed assets pertaining to the undertaking of the Fourth Transferor Company, situated at Baulpur, District Dhenkanal in the State of Orissa. First charge on Flat No.12, admeasuring 540 square feet or thereabouts on the 1st floor of the building known as Anurag Apartments, Om Anurag Co-operative Housing Society Limited, Ramchandra Nagar, Manpada Road, Dombivli (East), District Thane in the State of Maharashtra, together with all erections, fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.33 times during the currency of OPL Bonds	Asset cover of 1.33 times during the currency of ZCDs Series-IV

SCHEDULE IV
RSL - Fifth Transferor Company

TABLE 1 Principal Terms and Conditions of RSL ZCDs / ZCBs - 31st December, 2012, Interest Free Secured Loans and ZCDs - Series V

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs/ZCBs-31st December, 2012 and Interest Free Secured Loans	Terms and Conditions of ZCDs - Series V
A	B	C	D
1.	Series	(a) Zero Coupon Secured Redeemable Non-Convertible Debentures - Series I (b) Zero Coupon Secured Redeemable Non-Convertible Bonds (c) Interest Free Secured Loans	Zero Coupon Secured Redeemable Non-Convertible Debentures Series - V
2.	Total number of Debentures and Loan amount	(a) 11,80,340 ZCDs of Rs.100/- each aggregating to Rs.11,80,34,000/- (b) 93,131 ZCBs of Rs.100/- each aggregating to Rs.93,13,100/- (c) Interest Free Secured Loans aggregating to Rs.1,66,26,655/-	14,39,737 ZCDs Series-V of Rs.100/- each aggregating to Rs.14,39,73,700/-
3.	Rate of Interest	RSL ZCDs/ZCBs-31st December, 2012 do not carry interest Interest Free Secured Loan do not carry interest	ZCDs Series - V shall not carry interest
4.	Terms of Repayment	In one installment on 31st December 2012, the maturity date	In one installment on 31st December, 2012, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at *A/10-A/27*, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010 to further secure the ZCDs. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon to secure ZCDs and ZCBs. Interest Free Secured Loans are secured by way of pari passu charge by way of equitable mortgage on immovable properties of the Company and by way of hypothecation on all movable assets both present and future of the Company. Third Party Corporate Guarantee for due repayment of Interest Free Secured Loan.	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District *Allahabad*, *Uttar* Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-VI on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	Asset cover of 1.25 times of Interest Free Secured Loan only	Asset cover of 1.33 times during the currency of the ZCDs Series - V

TABLE 2 Principal Terms and Conditions of RSL ZCDs - 6th May, 2015 and ZCDs - Series VI

Sr. No.	Particulars	Terms and Conditions of RSL ZCDs-6th May, 2015	Terms and Conditions of ZCDs - Series VI
A	B	C	D
1.	Series	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series II	Zero Coupon Secured Redeemable Non-Convertible Debentures - Series VI
2.	Total number of Debentures and Amount	30,70,000 RSL ZCDs-6th May, 2015 of Rs.100/- each aggregating to Rs.30,70,00,000/-	30,70,000 ZCDs Series - VI of Rs.100/- each aggregating to Rs.30,70,00,000/-
3.	Rate of Interest	RSL ZCDs-6th May, 2015 do not carry interest	ZCDs Series-VI shall not carry interest
4.	Terms of Repayment	RSL ZCDs-6th May, 2015 shall be redeemed at par in one installment on completion of 13 years from the date of allotment (i.e. redeemable on 6th May, 2015). State Bank of India (allottee and sole holder of the ZCDs) will comprehensively review the cash flow of the Company after 3 years and in case of adequate cash flows, State Bank of India reserves the right to reduce the period of repayment of ZCDs from 13 years to 7 years.	In one installment on 6th May, 2015, the maturity date
5.	Security	First pari passu charge by way of registered mortgage on all the Company's immovable properties, premises, structures, plant and machinery attached to the earth or permanently fastened to anything attached to the earth situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First pari passu charge by way of registered mortgage on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon. Third Party Corporate Guarantee for due repayment of the outstanding assistance	First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures - Series V on all the fixed assets pertaining to the undertaking of the Fifth Transferor Company, situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karchana, District Allahabad, Uttar Pradesh - 211 010. First Charge ranking pari passu with Zero Coupon Secured Redeemable Non-Convertible Debentures Series-V on Flat No.2, Pujan Apartments (Apart No.4) Joganinagar Co-operative Housing Society, Joganinagar, Behind Navyug College, 80 Feet, T.P. Road, Bhulka Bhavan Road, Adajan, Surat, Gujarat together with structures erected or to be erected hereafter and all erections fixtures and fittings thereon.
6.	Asset Cover	-	Asset cover of 1.33 times during the currency of ZCDs Series-VI

SCHEDULE V

SIPL - Sixth Transferor Company

TABLE 1 Principal Terms and Conditions of SIPL 10% OFCDs and 10% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 10% OFCDs	Terms and Conditions of 10% New OFCDs
A	B	C	D
1.	Series	10% Optionally Fully Convertible Secured Debentures	10% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	12,50,000 SIPL 10% OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-	12,50,000 10% New OFCDs of Rs.1,000/- each aggregating to Rs.125,00,00,000/-
3.	Rate of Interest	SIPL 10% OFCDs carry interest at 10% per annum	10% New OFCDs shall carry interest at 10% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 10% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD shall be converted into 350 Equity shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 10% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 9% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the State of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 2

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has allotted 2,00,000, SIPL 9% OFCDs of Rs.1,000/- each aggregating to Rs.20 crores.

Principal Terms and Conditions of SIPL 9% OFCDs and 9% New OFCDs

Sr. No.	Details	Terms and Conditions of SIPL 9% OFCDs	Terms and Conditions of 9% New OFCDs
A	B	C	D
1.	Series	9% Optionally Fully Convertible Secured Debentures	9% New Optionally Fully Convertible Secured Debentures
2.	Total number of Debentures and Amount	2,00,000 OFCDs of Rs.1,000/- each aggregating to Rs. 20,00,00,000/- allotted on 3rd January, 2006	2,00,000 9% New OFCDs of Rs.1,000/- each aggregating to Rs. 20,00,00,000/-
3.	Rate of Interest	SIPL 9% OFCDs carry interest at 9% per annum	9% New OFCDs shall carry interest at 9% per annum till the date of redemption or conversion which ever is earlier
4.	Terms of Conversion/ Repayment	The holders of the 9% OFCDs may exercise the conversion option at any time before maturity by applying to the Company for conversion, and make payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, and receipt of written application from the holder, each OFCD shall be converted into 350 Equity Shares of face value of Rs. 2/- each. If not converted earlier, the debentures shall be redeemed on 31st March 2014.	The holders of the 9% New OFCDs may exercise the conversion option at any time before maturity, i.e. 31st March, 2014. The application for conversion shall be accompanied with payment of an additional amount of Rs. 1,800/- per OFCD, which will be applied towards the conversion price of each OFCD. Upon payment of the aforesaid amount, each OFCD which was convertible into 350 Equity Shares of face value of Rs. 2/- each of erstwhile SIPL, will stand converted into such number of Equity Shares of face value of Rs. 10/- each fully paid up of the Transferee Company as determined by application of the Share Exchange Ratio in Clause 11.1.6 of this Scheme.
5.	Security	First pari passu charge by way of registered mortgage on the premises at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.	First charge ranking pari passu with 10% New OFCDs by way of registered mortgage on the premises of the Sixth Transferor Company at T-5, Vikram Chambers, Opp. Mahila Milan Mandir, Ashram Road, Ahmedabad in the state of Gujarat together with all erections, fixtures and fittings thereon.

TABLE 3

Note: Subsequent to 1st April, 2005, the Sixth Transferor Company has availed of Term Loan from Dena Bank. The existing terms and new terms of the said Term Loan are as under:

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	Term Loan	Rs.50.00 crores	Rs.50.00 crores
2.	Security	First charge by way of hypothecation over the Plant and Machinery, which are part-financed through the Term Loan Second charge over the Fixed assets of the Company (both present & future) except assets, which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)	First charge over Plant and Machinery, pertaining to the Undertaking of the Sixth Transferor Company part -financed through the Term Loan Second charge over Fixed assets (both present & future) pertaining to the Undertaking of the Sixth Transferor Company except, assets which are exclusively charged to other Banks/ FIs etc. (such as vehicles etc.)
3.	Rate of Interest	LT PLR - 3.75% - i.e. 7.5% per annum at present with monthly rests	LT PLR - 3.75% i.e.7.5% per annum at present with monthly rests

SCHEDULE - VI

General Terms and Conditions applicable to the New Debentures to be issued by the Transferee Company in terms of the Scheme

1. The principal amount of the Debentures and all other monies hereby secured shall, as between the holders of the Debentures, inter-se, rank pari passu, without any preference or priority whatsoever.
2. The Company shall have a right to repurchase (from the market) some or all of the Debentures at any time prior to the Redemption Date(s) and reissue the same at its discretion, from time to time, in accordance with the provisions of Section 121 and other applicable provisions of the Act. Upon such reissue, the persons entitled to the Debentures shall have and shall be deemed always to have had the same rights and priorities as if the Debentures had never been redeemed.
3. The Debentureholders will be entitled to their Debentures free from equities or cross claims by the Company against the original or any intermediate holders thereof.
4. If the Debenture Certificate is mutilated or defaced then upon production thereof to the Company, the Company shall cancel the same and issue a new certificate in lieu thereof. If any Debenture Certificate is lost, stolen or destroyed then, upon proof thereof to the satisfaction of the Company and upon furnishing such indemnity as the Company may deem adequate and upon payment of any expenses incurred by the Company in connection with proof of such lost, destruction or theft or in connection with such indemnity the Company shall issue a new certificate. A fee will be charged by the Company not exceeding such sum, as may be prescribed by law, on each fresh Debenture Certificate issued hereunder except certificate issued in replacement of those which are old or decrepit or worn out or defaced or where the cages for recording transfers have been fully utilised.
5. The Company shall carry out and conduct its business with due diligence and efficiency and in accordance with sound engineering, technical, managerial and financial standards and business practices with qualified and experienced management personnel.
6. The Company shall maintain and keep in proper order, repair and in good condition the assets charged in favour of the Trustees to secure the debentures.
7. The Company shall insure and keep insured upto the replacement value thereof or on such other basis as approved by the Trustees (including surveyor's and architect's fees) the assets charged in favour of the Trustees to secure the debentures against fire, theft, lightning, explosion, earthquake, riot, transit, strike, lock out, civil commotion, storm, tempest, flood, marine risk, erection risk, war risk, transit risk, riot and such other risk as may be specified by the Trustees and shall duly pay all premia and other sums payable for that purpose and the insurance policy shall have requisite endorsements evidencing interest of the Trustees on the insured properties.
8. The Company shall, punctually, pay all rents, royalties, taxes, rates, levies, cesses, assessments, impositions and outgoings, governmental, municipal or otherwise imposed upon or payable by the Company as and when the same shall become payable and also punctually pay and discharge all debts, obligations and liabilities which may have priority over the security created hereunder and observe, perform and comply with all covenants and obligations which ought to be observed and performed by the Company in respect of or any part of the assets charged in favour of the Trustees.
9. The Company shall create Debenture Redemption Reserve (DRR) out of its divisible profits before distribution of any dividend and transfer to it, suitable amounts in

The existing terms and new terms of the said fresh working capital facilities from Dena Bank are as under

Sr. No.	Details	Existing Terms	New Terms
A	B	C	D
1.	**Fund Based Limits**		
	Cash Credit Hypothecation (CCH) (Stocks & Book Debts)	Rs. 6.50 crores	Rs. 6.50 crores
	Bills Purchase / Bills Discounting	Rs. 50.00 crores	Rs. 50.00 crores
	(DA-180 days/ DP) (I/F) Cheque Received (Fully interchangeable with CCH)		
	Total	**Rs. 56.50 crores**	**Rs. 56.50 crores**
2.	**Non-fund based Limits**		
	Letter of Credit (I/F) (DA-180Days) Cum Bank Guarantee (Bid Bond/ Performance/ Financial)	Rs.18.00 crores	Rs.18.00 crores
3.	Security	**A. For Fund Based limits**	**A. For Fund Based limits**
		Cash Credit Hypothecation	**Cash Credit Hypothecation**
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stocks of raw materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book Debts (both present & future).	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock of raw-materials, semi-finished and finished goods, stores and spares, packing materials used for manufacturing and Book-Debts (both present and future) pertaining to the Undertaking of the Sixth Transferor Company.
		Bills Purchase / Bills Discounting	Bills Purchase / Bills Discounting
		Nil	Nil
		B. For Non-Fund Based Limits	**B. For Non-Fund Based Limits**
		Letter of Credit	Letter of Credit
		First charge on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of goods received under DA/LC.
		Bank Guarantee	Bank Guarantee
		First charge on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future.	**First charge** on pari passu basis with IDBI Bank by way of hypothecation of stock and receivables/book-debts, both present and future, pertaining to the Undertaking of the Sixth Transferor Company.
		C. For both Fund and Non-Fund Based Limits	**C. For both Fund and Non-Fund Based Limits**
		Second Charge over the Fixed Assets (both present and future) except assets, which are exclusively charged to other Banks/FIs etc. (such as vehicles etc).	**Second Charge** over the Fixed Assets (both present and future) pertaining to the Undertaking of the Sixth Transferor Company except assets, which are exclusively charged to other Banks /FIs etc. (such as vehicles etc).

Document No 9

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN	:	A05338181	**Service Request Date :** 26-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

RSL · U71
5 r.1.
(C.

FORM 8

[Pursuant to sections 125, 127, 132 and 135 and Pursuant to section 600 read with 125, 127, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures) including particulars of modification of charge by asset reconstruction companies in terms of Securitisation Act and Securitisation and Reconstruction of Financial Assets and Enforcement of Securities Interest (SARFASI) Act, 2002

Note - All fields marked in * are to be mandatorily filled.

1(a). *This form is for (•) Creation of charge ( ) Modification of charge

(b). Whether charge is modified in favour of asset reconstruction company (ARC) or assignee ( ) Yes ( ) No

(c). Whether charge holder is authorised to assign the charge as per the charge agreement ( ) Yes ( ) No

(d). Charge identification (ID) number of the charge to be modified [ ]

2(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company [ ]

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4(a).* Type of charge

A charge on:

- [ ] Uncalled share capital
- [x] Immovable property
- [ ] Any interest in immovable property
- [ ] Book debts
- [x] Movable property (not being pledge)
- [ ] Floating charge
- [ ] Others
- [ ] Calls made but not paid
- [ ] ship
- [ ] Goodwill
- [ ] Patent, license under a patent
- [ ] Trademark
- [ ] copyright or license under a copyright

(b). If others, specify [ ]

5. (a) * Whether consortium finance is involved ( ) Yes (•) No

(b). *Whether joint charge involved ( ) Yes (•) No

6. *Number of charge holder(s): 1

7. Particulars of the charge holder(s)

CIN		Pre-fill
*Name	ASUUTI A SUCCESSOR TO UTI REPRESENTED THRU UTI ASSET MGT CO PVT LTD	
*Address Line I	UTI TOWER, GN BLOCK BANDRA-KURLA COMPLEX	
Line II	BANDRA (EAST)	
*City	MUMBAI	
*State	Maharashtra-MH	
*ISO country code	IN	
*Pin code	400051	
*e-mail ID	satish.dikshit@uti.co.in	

8. *Nature or description of the instrument(s) creating or modifying the charge (copy to be attached)

Deed of Hypothecation dated 21st August, 1990 and Equitable Mortgage created on 14th May, 1991.

9. *Date of the instrument creating or modifying the charge 21/08/1990 (DD/MM/YYYY)

10(a). *Whether charge created or modified outside India ○ Yes ◉ No

(b). In case of charge created or modified outside India on the property situated outside India, the date of receipt of the document in india. (DD/MM/YYYY)

11. *Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 50,000,000.00

12. Brief particulars of the principal terms and conditions and extent and operation of the charge

(a). *Rate of interest

First Tier - 14% p.a., Second Tier- 15% p.a.
"First Tier" means the initial period of two years from the date of loan agreement i.e.21.08.1990 or till the date of completion of the project, whichever is earlier, and the expression "Second Tier" means the period commencing from the expiry of the period mentioned above.

(b). *Terms of repayment

28 quarterly installments payable on 15th February, 15 May, 15th August and 15th November each year.
of which 27 Installments of Rs.17.86 lacs each beginning from 15th May, 1992.
28th Installment of Rs.17.78 lacs payable on 15th February, 1999

(c). *Margin

Not Applicable.

(d). *Extent and operation of the charge

The charge operates as security inter alia for the due repayment by the Company to UTI of its Term loan of Rs. 500 lacs, together with interest, additional interest, liquidated damages, commitment charges, premia on prepayment, or on redemption, costs, charges, expenses and all other monies payable by the Company to UTI in terms of the said Loan Agreement.

For further details please refer attachment namely - 'form 8 filed by RSL -UTI (3).pdf'

(e). Others

13. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a). Date of instrument creating or evidencing the charge 21/08/1990 (DD/MM/YYYY)

(b). Description of the instrument creating or evidencing the charge

Deed of Hypothecation dated 21st August, 1990 and Equitable Mortgage created on 14th May, 1991

(c). Date of acquisition of the property 27/09/2006 (DD/MM/YYYY)

(d). Amount of the charge (in Rs.) 50,000,000.00

(e). Particulars of the property charged

Whole of the movable properties and immovable properties situated at UPSIDC Industrial Area, Karachana, Allahabad, of erstwhile Recron Synthetics Limited, the Transferor Company.

14. *Short particulars of the property charged (including location of the property)

Whole of the movable properties and immovable properties situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karachana, P.O.: T.S.L. District Allahabad - 211 010, Uttar Pradesh, of erstwhile Recron Synthetics Limited, the Transferor Company.

15(a). *Whether any of the property or interest therein under reference is not registered in the name of the company

(•) Yes ( ) No

(b). If yes, in whose name it is registered

Erstwhile Recron Synthetics Limited (The Transferor Company) - Pending Mutation

Note : If more than one charge holder involved, details of extent of charge, particulars of property charged, amount secured to be provided in attachment.

16. Date of latest modification prior to the present modification [ ] (DD/MM/YYYY)

17. Particulars of the present modification

Attachments

List of attachments: RSL - deed of hypothecation - 21-8-1990 (3).p; Form 21-IPCL.pdf

1. Instrument of creation or modification of charge [Attach]
2. Instrument evidencing creation or modification of charge in case of acquisition of property which is already subject to charge [Attach]
3. Particulars of all joint charge holder [Attach]
4. Optional attachment(s) - if any [Attach]

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) Shashikala L Rao

Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

Verification

To the best of my/ our knowledge and belief, the information given in this form and its attachments is correct and complete. I/ we am/ are duly authorised to sign this form.

To be digitally signed by

*Designation: President - Legal

*Charge holder: Satish Chandra Dikshit

To be digitally signed by

Designation:

ARC or assignee:

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification (other than those related to debentures) is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document No 10

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A05338629 **Service Request Date :** 26-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

RSL - L.'11
1.10.07
((

FORM 8

[Pursuant to sections 125, 127, 132 and 135 and Pursuant to section 600 read with 125, 127, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures) including particulars of modification of charge by asset reconstruction companies in terms of Securitisation Act and Securitisation and Reconstruction of Financial Assets and Enforcement of Securities Interest (SARFASI) Act, 2002

Note - All fields marked in * are to be mandatorily filled.

1(a). *This form is for (•) Creation of charge ( ) Modification of charge

(b). Whether charge is modified in favour of asset reconstruction company (ARC) or assignee ( ) Yes ( ) No

(c). Whether charge holder is authorised to assign the charge as per the charge agreement ( ) Yes ( ) No

(d). Charge identification (ID) number of the charge to be modified [ ]

2(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company [ ]

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4(a).* Type of charge

A charge on:

[ ] Uncalled share capital	[ ] Calls made but not paid
[X] Immovable property	[ ] ship
[ ] Any interest in immovable property	[ ] Goodwill
[ ] Book debts	[ ] Patent, license under a patent
[X] Movable property (not being pledge)	[ ] Trademark
[ ] Floating charge	[ ] copyright or license under a copyright
[ ] Others	

(b).If others, specify

[ ]

5. (a) * Whether consortium finance is involved ( ) Yes (•) No

(b). *Whether joint charge involved ( ) Yes (•) No

6.*Number of charge holder(s): 1

7. Particulars of the charge holder(s)

CIN	
*Name	ASUUTI A SUCCESSOR TO UTI REPRESENTED THRU UTI ASSET MGT CO PVT LTD
*Address Line I	UTI TOWER, GN BLOCK BANDRA-KURLA COMPLEX
Line II	BANDRA (EAST)
*City	MUMBAI
*State	Maharashtra-MH
*ISO country code	IN
*Pin code	400051
*e-mail ID	satish.dikshit@uti.co.in

Pre-fill

8. *Nature or description of the instrument(s) creating or modifying the charge (copy to be attached)

Deed of Hypothecation dated 3rd October, 1991, Deed of Hypothecation dated 4th November, 1991 and Equitable Mortgage created on 17th March, 1992

9. *Date of the instrument creating or modifying the charge 03/10/1991 (DD/MM/YYYY)

10(a). *Whether charge created or modified outside India ○ Yes ⦿ No

(b). In case of charge created or modified outside India on the property situated outside India, the date of receipt of the document in india. (DD/MM/YYYY)

11. *Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 11,000,000.00

12. Brief particulars of the principal terms and conditions and extent and operation of the charge

(a). *Rate of interest

20% p.a.

(b). *Terms of repayment

28 quarterly installments payable on 15th February, 15 May, 15th August and 15th November each year.
of which 27 Installments of Rs.3.90 lacs each beginning from 15th May, 1992.
28th Installment of Rs.4.70 lacs payable on 15th February, 1999

(c). *Margin

Not Applicable.

(d). *Extent and operation of the charge

The charge operates as security inter alia for the due repayment by the Company to UTI of its Term loan of Rs.110 lacs, together with interest, compound interest, further interest, additional interest, commitment charges, liquidated damages, premia on prepayment or on redemption, costs, charges and other expenses payable by the Company to UTI in terms of the said Loan Agreement.

For further details please refer attachment namely - 'form 8 filed by RSL -UTI-(4).pdf'

(e). Others

13. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a). Date of instrument creating or evidencing the charge 03/10/1991 (DD/MM/YYYY)

(b). Description of the instrument creating or evidencing the charge

Deed of Hypothecation dated 3rd October, 1991, Deed of Hypothecation dated 4th November, 1991 and Equitable Mortgage created on 17th March, 1992

(c). Date of acquisition of the property 27/09/2006 (DD/MM/YYYY)

(d). Amount of the charge (in Rs.) 11,000,000.00

(e). Particulars of the property charged

Whole of the movable properties and immovable properties situated at UPSIDC Industrial Area, Karachana, Allahabad, of erstwhile Recron Synthetics Limited, the Transferor Company.

14. *Short particulars of the property charged (including location of the property)

Whole of the movable properties and immovable properties situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karachana, P.O. : T.S.L. District Allahabad - 211 010, Uttar Pradesh, of erstwhile Recron Synthetics Limited, the Transferor Company.

15(a). *Whether any of the property or interest therein under reference is not registered in the name of the company

(•) Yes ( ) No

(b). If yes, in whose name it is registered

Erstwhile Recron Synthetics Limited (The Transferor Company) - Pending Mutation

Note : If more than one charge holder involved, details of extent of charge, particulars of property charged, amount secured to be provided in attachment.

16. Date of latest modification prior to the present modification (DD/MM/YYYY)

17. Particulars of the present modification

Attachments

		List of attachments
1. Instrument of creation or modification of charge	Attach	RSL - deed of hypothecation - 3-10-1991 (4).p Form 21-IPCL.pdf
2. Instrument evidencing creation or modification of charge in case of acquisition of property which is already subject to charge	Attach	
3. Particulars of all joint charge holder	Attach	
4. Optional attachment(s) - if any	Attach	Remove attachment

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) Shashikala L Rao

Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

Verification

To the best of my/ our knowledge and belief, the information given in this form and its attachments is correct and complete. I/ we am/ are duly authorised to sign this form.

To be digitally signed by

*Designation: President - Legal

*Charge holder: Satish Chandra Dikshit

To be digitally signed by

Designation:

ARC or assignee:

Modify | Check Form | Prescrutiny | Submit

For office use only:

It is certified that the above document for charge creation or modification (other than those related to debentures) is hereby registered

Digital signature of the authorising officer Submit to BO

Document No 14

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A05328166 **Service Request Date :** 26-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

SIPL - IDB
GCA.
10.
Receipt - A2538?07.

FORM 8

[Pursuant to sections 125, 127, 132 and 135 and Pursuant to section 600 read with 125, 127, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures) including particulars of modification of charge by asset reconstruction companies in terms of Securitisation Act and Securitisation and Reconstruction of Financial Assets and Enforcement of Securities Interest (SARFASI) Act, 2002

Note - All fields marked in * are to be mandatorily filled.

1(a). *This form is for (•) Creation of charge ( ) Modification of charge

(b). Whether charge is modified in favour of asset reconstruction company (ARC) or assignee ( ) Yes ( ) No

(c). Whether charge holder is authorised to assign the charge as per the charge agreement ( ) Yes ( ) No

(d). Charge identification (ID) number of the charge to be modified

2(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4(a).* Type of charge

A charge on:

- [ ] Uncalled share capital
- [ ] Immovable property
- [ ] Any interest in immovable property
- [x] Book debts
- [ ] Movable property (not being pledge)
- [ ] Floating charge
- [x] Others
- [ ] Calls made but not paid
- [ ] ship
- [ ] Goodwill
- [ ] Patent, license under a patent
- [ ] Trademark
- [ ] copyright or license under a copyright

(b).If others, specify: Stock-in-trade

5. (a) * Whether consortium finance is involved ( ) Yes (•) No

(b). *Whether joint charge involved ( ) Yes (•) No

6.*Number of charge holder(s): 1

7. Particulars of the charge holder(s)

Pre-fill

CIN	L65190MH2004GOI148838
*Name	INDUSTRIAL DEVELOPMENT BANK OF INDIA LIMITED
*Address Line I	IDBI TOWERWTC COMPLEX
Line II	CUFFE PARADE
*City	MUMBAI
*State	Maharashtra-MH
*ISO country code	IN
*Pin code	400005
*e-mail ID	ya.mankad@idbi.co.in

8. *Nature or description of the instrument(s) creating or modifying the charge (copy to be attached)

Agreement of Hypothecation dated 18th May, 2004.

9. *Date of the instrument creating or modifying the charge 18/05/2004 (DD/MM/YYYY)

10(a). *Whether charge created or modified outside India ○ Yes ⦿ No

(b). In case of charge created or modified outside India on the property situated outside India, the date of receipt of the document in india. ______ (DD/MM/YYYY)

11. *Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 60,000,000.00

12. Brief particulars of the principal terms and conditions and extent and operation of the charge

(a). *Rate of interest

Interest shall be charged at the rates as stipulated in the Facilities Agreements.

(b). *Terms of repayment

Company to pay on demand the balance granted by Bank together with interest, other charges & expenses.

(c). *Margin

Company to maintain margins as required by the Bank & agreed with the Company.

(d). *Extent and operation of the charge

The charge by way of Hypothecation on Current Assets of the Company ranking pari passu with other secured creditors.

For details refer attachment namely 'form 8 filed by SIPL -IDBI (10).pdf'

(e). Others

13. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a). Date of instrument creating or evidencing the charge 18/05/2004 (DD/MM/YYYY)

(b). Description of the instrument creating or evidencing the charge

Agreement of Hypothecation dated 18th May, 2004.

(c). Date of acquisition of the property: 27/09/2006 (DD/MM/YYYY)

(d). Amount of the charge (in Rs.): 60,000,000.00

(e). Particulars of the property charged

All present and future Current Assets of the Company pertaining to undertaking of erstwhile Silvassa Industries Private Limited, the Transferor Company.

14. *Short particulars of the property charged (including location of the property)

All present and future Current Assets of the Company pertaining to undertaking of erstwhile Silvassa Industries Private Limited, the Transferor Company.

15(a). *Whether any of the property or interest therein under reference is not registered in the name of the company

○ Yes ◉ No

(b). If yes, in whose name it is registered

Note : If more than one charge holder involved, details of extent of charge, particulars of property charged, amount secured to be provided in attachment.

16. Date of latest modification prior to the present modification (DD/MM/YYYY)

17. Particulars of the present modification

Attachments

List of attachments

RSL - deed of hypothecation - 18-5-2004 (10).
Form 21-IPCL.pdf

1. Instrument of creation or modification of charge — Attach
2. Instrument evidencing creation or modification of charge in case of acquisition of property which is already subject to charge — Attach
3. Particulars of all joint charge holder — Attach
4. Optional attachment(s) - if any — Attach

Remove attachment

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Shashikala L Rao

Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

Verification

To the best of my/ our knowledge and belief, the information given in this form and its attachments is correct and complete. I/ we am/ are duly authorised to sign this form.

To be digitally signed by

*Designation: Dy. General Manager

*Charge holder: YAMA NKAD

To be digitally signed by

Designation:

ARC or assignee

Modify | Check Form | Prescrutiny | Submit

For office use only:

It is certified that the above document for charge creation or modification (other than those related to debentures) is hereby registered

Digital signature of the authorising officer

Submit to BO

Document no 15

MINISTRY OF COMPANY AFFAIRS
PAYMENT RECEIPT
G.A.R.7

Civil

SRN : A05305503 **Service Request Date :** 25-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra .
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

IPL-2 ...
12.4.5

FORM 8

[Pursuant to sections 125, 127, 132 and 135 and Pursuant to section 600 read with 125, 127, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures) including particulars of modification of charge by asset reconstruction companies in terms of Securitisation Act and Securitisation and Reconstruction of Financial Assets and Enforcement of Securities Interest (SARFASI) Act, 2002

Note - All fields marked in * are to be mandatorily filled.

1(a). *This form is for (•) Creation of charge ( ) Modification of charge

(b). Whether charge is modified in favour of asset reconstruction company (ARC) or assignee ( ) Yes ( ) No

(c). Whether charge holder is authorised to assign the charge as per the charge agreement ( ) Yes ( ) No

(d). Charge identification (ID) number of the charge to be modified [ ]

2(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company [ ]

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4(a).* Type of charge

A charge on:

- [ ] Uncalled share capital
- [ ] Immovable property
- [ ] Any interest in immovable property
- [x] Book debts
- [x] Movable property (not being pledge)
- [ ] Floating charge
- [x] Others
- [ ] Calls made but not paid
- [ ] ship
- [ ] Goodwill
- [ ] Patent, license under a patent
- [ ] Trademark
- [ ] copyright or license under a copyright

(b). If others, specify: Stock-In-Trade

5. (a) * Whether consortium finance is involved ( ) Yes (•) No

(b). *Whether joint charge involved ( ) Yes (•) No

6. *Number of charge holder(s): 1

7. Particulars of the charge holder(s)

CIN	
*Name	Dena Bank
*Address Line I	Industrial Finance Branch, Cuffe Parade
Line II	
*City	Mumbai
*State	Maharashtra-MH
*ISO country code	IN
*Pin code	400005
*e-mail ID	ifb@denabank.co.in

Pre-fill

8. *Nature or description of the instrument(s) creating or modifying the charge (copy to be attached)

Agreement of Hypothecation of Goods, Book Debts and other Fixed and Movable Assets dated 28th September, 2005.

9. *Date of the instrument creating or modifying the charge 28/09/2005 (DD/MM/YYYY)

10(a). *Whether charge created or modified outside India ○ Yes ⦿ No

(b). In case of charge created or modified outside India on the property situated outside India, the date of receipt of the document in india. (DD/MM/YYYY)

11. *Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 1,245,000,000.00

12. Brief particulars of the principal terms and conditions and extent and operation of the charge

(a). *Rate of interest

Cash credit: PLR-3.50% p.a
Bills Purchase/Bills Discounting: Domestic: 7.50%p.a. Exports: as per Dena Bank's/RBI Guidelines
Term Loan: LTPLR-3.75% p.a. with monthly rest.

(b). *Terms of repayment

Fund based and non fund based working capital facilities will be reviewed after one year after sanction.
Term Loan: Repayable in 20 equal quarterly installments starting after moratorium of 24 months from date of disbursement, interest to be paid on monthly basis during the moratorium period.

(c). *Margin

cash Credit: Stock (RM/WIP/FG) - 30%, book Debts upto 90 days- 40%
Bills Purchase/Bills discounted:- Nil
Letter of Credit(inland /foreign)(DA 180 days) cum Bank guarantee (Bid Bond Performance/Financial)- Nil
Term Loan: Not Applicable

(d). *Extent and operation of the charge

Refer attachment namely - Gist of Terms and conditions, particulars of property charged and extent and operation of charge.pdf

(e). Others

Refer attachment namely - Gist of Terms and conditions, particulars of property charged and extent and operation of charge.pdf

13. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a). Date of instrument creating or evidencing the charge 28/09/2005 (DD/MM/YYYY)

(b). Description of the instrument creating or evidencing the charge

Agreement of Hypothecation of Goods, Book Debts and other Movable Assets dated 28th September, 2005.

(c). Date of acquisition of the property 27/09/2006 (DD/MM/YYYY)

(d). Amount of the charge (in Rs.) 1,245,000,000.00

(e). Particulars of the property charged

Current Assets, Book Debts and other Fixed and Movable Assets pertaining to the undertaking of erstwhile Silvassa Industries Private Limited, the transferor company.

For further details, please refer attachment namely 'Gist of Terms and conditions, particulars of property charged and extent and operation of charge.pdf'

14. *Short particulars of the property charged (including location of the property)

Current Assets, Book Debts and other Fixed and Movable Assets pertaining to the undertaking of erstwhile Silvassa Industries Private Limited, the transferor company.

15(a). *Whether any of the property or interest therein under reference is not registered in the name of the company

○ Yes ⦿ No

(b). If yes, in whose name it is registered

Note : If more than one charge holder involved, details of extent of charge, particulars of property charged, amount secured to be provided *in attachment*.

16. Date of latest modification prior to the present modification (DD/MM/YYYY)

17. Particulars of the present modification

Attachments

1. Instrument of creation or modification of charge [Attach]

2. Instrument evidencing creation or modification of charge in case of acquisition of property which is already subject to charge [Attach]

3. Particulars of all joint charge holder [Attach]

4. Optional attachment(s) - if any [Attach]

List of attachments

SIPL-deed of hypothecation-28-9-05 (11).pdf
Form 21-IPCL.pdf

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

Verification

To the best of my/ our knowledge and belief, the information given in this form and its attachments is correct and complete. I/ we am/ are duly authorised to sign this form.

To be digitally signed by

*Designation: Officer

*Charge holder

To be digitally signed by

Designation

ARC or assignee

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification (other than those related to debentures) is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document No 16

MINISTRY OF COMPANY AFFAIRS
PAYMENT RECEIPT
G.A.R.7

Civil

SRN : A05560230 **Service Request Date :** 03-11-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Note:

Form17 is filed by the delay of 1 Days . Hence, you are requested to approach the Company Law Board for condonation of delay and take further necessary steps.

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

No Dues Cert-UTI-Rs 5 crs.pdf
Form 21-IPCL.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Particulars for satisfaction of charges

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 10021239 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: ASUUTI A SUCCESSOR TO UTI REPRESENTED THRU UTI ASSET MGT CO PVT LTD

Address:
UTI TOWER, GN BLOCK BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI
Maharashtra
INDIA
400051

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 21/08/1990 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 50000000.00

4. *Date of satisfaction of charge in full: 04/10/2006 (DD/MM/YYYY)

Document 17

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A05560115 **Service Request Date :** 03-11-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Note:

Form17 is filed by the delay of 1 Days . Hence, you are requested to approach the Company Law Board for condonation of delay and take further necessary steps.

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Particulars for satisfaction of charges

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 10021288 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: ASUUTI A SUCCESSOR TO UTI REPRESENTED THRU UTI ASSET MGT CO PVT LTD

Address:
UTI TOWER, GN BLOCK BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI
Maharashtra
INDIA
400051

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 03/10/1991 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 11000000.00

4. *Date of satisfaction of charge in full: 04/10/2006 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

No Dues Cert-UTI-Rs 1.10 crs.pdf
Form 21-IPCL.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Shashikala L Rao

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Satish Chandra Dikshit

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

Annexure – A (2)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
1	Companies Act, 1956 Section 220	Filing of Annual Accounts of the Company. Form 23 AC & Form 23 ACA	Ministry of Company Affairs	Within 30 days from the date of Annual General Meeting	a. Challan evidencing payment of required fees and copy of Form 23 AC & 23 ACA	1
2	Companies Act, 1956 Section 192	Registration of Special Resolution passed by the members of the Company at the Annual General Meeting of the Company adopting new set of Articles of Association. Form 23	Ministry of Company Affairs	Within 30 days from passing the Resolution	a. Challan evidencing payment of required fees and copy of Form 23. b. Copy of Memorandum of Association and Articles of Association of the Company.	2 (a) 2 (b)
3	Companies Act, 1956 Section 303(2)	Change in Director Form 32	Ministry of Company Affairs	Within 30 days from date of change.	a. Challan evidencing payment of required fees and copy of Form 32.	3
4	Companies Act, 1956 Section 125,128	Registration of Charge securing series of Debentures (ZCD Series – I). Form 10	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 10.	4
5	Companies Act, 1956 Section 125,128	Registration of Charge securing series of Debentures (ZCD Series – II & III). Form 10	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 10.	5
6	Companies Act, 1956 Section 125,128	Registration of Charge securing series of Debentures (ZCD Series – IV). Form 10	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 10.	6

Indian Petrochemicals Corporation Limited

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
7	Companies Act, 1956 Section 125,128	Registration of Charge securing series of Debentures (ZCD Series – V & VI). Form 10	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 10.	7
8	Companies Act, 1956 Section 125,127	Registration of Creation of Charge (for working capital requirements Rs. 5.75 Crores) Form 8	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 8.	8
9	Companies Act, 1956 Section 125,127	Registration of Creation of Charge (for working capital requirements Rs. 5.00 Crores) Form 8	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 8.	9
10	Companies Act, 1956 Section 125,127	Registration of Creation of Charge (for working capital requirements Rs. 1.10 Crores) Form 8	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 8.	10
11	Companies Act, 1956 Section 125,127	Registration of Creation of Charge (for working capital requirements Rs. 5.04 Crores) Form 8	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 8.	11
12	Companies Act, 1956 Section 125,127	Registration of Creation of Charge (for working capital requirements Rs. 25.0 Crores) Form 8	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 8.	12

Indian Petrochemicals Corporation Limited

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
13	Companies Act, 1956 Section 125,127	Registration of Creation of Charge (for working capital requirements Rs. 10.0 Crores) Form 8	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 8.	13
14	Companies Act, 1956 Section 125,127	Registration of Creation of Charge (for working capital requirements Rs. 6.00 Crores) Form 8	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 8.	14
15	Companies Act, 1956 Section 125,127	Registration of Creation of Charge (for working capital requirements Rs. 124.5 Crores) Form 8	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 8.	15
16	Companies Act, 1956 Section 138	Registration of satisfaction of Charge (Rs. 5.00 Crores) Form 17	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 17.	16
17	Companies Act, 1956 Section 138	Registration of satisfaction of Charge (Rs. 1.10 Crores) Form 17	Ministry of Company Affairs	Within 30 days from date of creation of charge.	a. Challan evidencing payment of required fees and copy of Form 17.	17
18	Companies Act, 1956 Section 233B (4) and Cost Audit Report Rules, 2001	Filing of Cost Audit Report with the Central Government for the Financial year 2005-06 (Nagothane Complex)	Ministry of Company Affairs	Within 180 days from date of close of financial year/ after approval of annual accounts post merger	a. Challan evidencing filing of Form 1 and Copy of Form 1.	18

Indian Petrochemicals Corporation Limited

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
19	Companies Act, 1956 Section 233B (4) and Cost Audit Report Rules, 2001	Filing of Cost Audit Report with the Central Government for the Financial year 2005-06 (Allahabad Unit)	Ministry of Company Affairs	Within 180 days from date of close of financial year/ after approval of annual accounts post merger	a. Challan evidencing filing of Form 1 and Copy of Form 1.	19
20	Companies Act, 1956 Section 233B (4) and Cost Audit Report Rules, 2001	Filing of Cost Audit Report with the Central Government for the Financial year 2005-06 (Hoshiarpur Unit)	Ministry of Company Affairs	Within 180 days from date of close of financial year/ after approval of annual accounts post merger	a. Challan evidencing filing of Form 1 and Copy of Form 1.	20
21	Companies Act, 1956 Section 233B (4) and Cost Audit Report Rules, 2001	Filing of Cost Audit Report with the Central Government for the Financial year 2005-06 (Baroda Complex)	Ministry of Company Affairs	Within 180 days from date of close of financial year/ after approval of annual accounts post merger	a. Challan evidencing filing of Form 1 and Copy of Form 1.	21
22	Companies Act, 1956 Section 233B (4) and Cost Audit Report Rules, 2001	Filing of Cost Audit Report with the Central Government for the Financial year 2005-06 (Gandhar Complex)	Ministry of Company Affairs	Within 180 days from date of close of financial year/ after approval of annual accounts post merger	a. Challan evidencing filing of Form 1 and Copy of Form 1.	22
23	Companies Act, 1956 Section 233B (4) and Cost Audit Report Rules, 2001	Filing of Cost Audit Report with the Central Government for the Financial year 2005-06 (Barabanki Unit)	Ministry of Company Affairs	Within 180 days from date of close of financial year/ after approval of annual accounts post merger	a. Challan evidencing filing of Form 1 and Copy of Form 1.	23

Indian Petrochemicals Corporation Limited

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
24	Companies Act, 1956 Section 205A(6) & (7) and Investor Education and protection fund (Awareness and Protection of Investors) Rules, 2001	Statement of amounts credited to investor education and protection fund ('IEPF'). (Form 1- unclaimed interest on Fixed Deposit – Rs. 7,107/-)	Ministry of Company Affairs	Within 30 days from due date of transfer of amount into IEPF	a. Challan evidencing transfer of funds into IEPF & Copy of Form 1.	24
25	Companies Act, 1956 Section 205A(6) & (7) and Investor Education and protection fund (Awareness and Protection of Investors) Rules, 2001	Statement of amounts credited to investor education and protection fund ('IEPF'). (Form 1- unclaimed interest on H Series Bond – Rs. 2,130/)	Ministry of Company Affairs	Within 30 days from due date of transfer of amount into IEPF	a. Challan evidencing filing of Form 1 and Copy of Form 1. b. Challan evidencing transfer of funds into IEPF	25 (a) 25 (b)
26	Companies Act, 1956 Section 205A(6) & (7) and Investor Education and protection fund (Awareness and Protection of Investors) Rules, 2001	Statement of amounts credited to investor education and protection fund ('IEPF'). (Form 1- amount in respect of Unclaimed Bond H Series – Rs. 50,000/-)	Ministry of Company Affairs	Within 30 days from due date of transfer of amount into IEPF	a. Challan evidencing filing of Form 1 and Copy of Form 1. b. Challan evidencing transfer of funds into IEPF	26 (a) 26 (b)

Indian Petrochemicals Corporation Limited

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
27	Companies Act, 1956 Section 205A(6) & (7) and Investor Education and protection fund (Awareness and Protection of Investors) Rules, 2001	Statement of amounts credited to investor education and protection fund ('IEPF'). (Form 1- unclaimed interest on Bond H Series – Rs. 15,180/-)	Ministry of Company Affairs	Within 30 days from due date of transfer of amount into IEPF	a. Challan evidencing filing of Form 1 and Copy of Form 1. b. Challan evidencing transfer of funds into IEPF	27 (a) 27 (b)
28	Companies Act, 1956 Section 205A(6) & (7) and Investor Education and protection fund (Awareness and Protection of Investors) Rules, 2001	Statement of amounts credited to investor education and protection fund ('IEPF'). (Form 1- unclaimed interest on Fixed Deposit – Rs. 31,893/-)	Ministry of Company Affairs	Within 30 days from due date of transfer of amount into IEPF	a. Challan evidencing transfer of funds into IEPF & Copy of Form 1.	28
29	Companies Act, 1956 Section 205A(6) & (7) and Investor Education and protection fund (Awareness and Protection of Investors) Rules, 2001	Statement of amounts credited to investor education and protection fund ('IEPF'). (Form 1- unclaimed dividend for the financial year 1998-99 – Rs. 14,23,271/-)	Ministry of Company Affairs	Within 30 days from due date of transfer of amount into IEPF	a. Challan evidencing transfer of funds into IEPF & Copy of Form 1.	29

Indian Petrochemicals Corporation Limited

Document No 1

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : P04774469 **Service Request Date :** 29-12-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23AC for the year ending on 31-03-2006	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 23AC

[Pursuant to section 220 of the Companies Act, 1956]

Form for filing balance sheet and other documents with the Registrar

Note - All fields marked in * are to be mandatorily filled.

Authorised capital of the company(in Rs.) 8,000,000,000.00

Number of members of the company

Part A

I. General information of the company

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

(c). *e-mail ID: InvestorRelations.Corpo@ipcl.co.in

3(a). *Whether the company is a subsidiary company as defined under section 4 — ○ Yes ⦿ No

(b). CIN of the holding company, if applicable: [Pre-Fill]

(c). Name of the holding company:

(d). Section under which the company has become a subsidiary:

4(a). *Whether the company has a subsidiary company as defined under section 4 — ○ Yes ⦿ No

(b). If Yes, then indicate number of subsidiary company(s):

CIN of subsidiary company	
Name of the subsidiary company	
Section under which the company has become a subsidiary	
Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956	○ Yes ○ No ○ Not Applicable

CIN of subsidiary company	
Name of the subsidiary company	
Section under which the company has become a subsidiary	
Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956	○ Yes ○ No ○ Not Applicable

CIN of subsidiary company

Name of the subsidiary company

Section under which the company has become a subsidiary

Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956 ◯ Yes ◯ No ◯ Not Applicable

CIN of subsidiary company

Name of the subsidiary company

Section under which the company has become a subsidiary

Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956 ◯ Yes ◯ No ◯ Not Applicable

CIN of subsidiary company

Name of the subsidiary company

Section under which the company has become a subsidiary

Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956 ◯ Yes ◯ No ◯ Not Applicable

CIN of subsidiary company

Name of the subsidiary company

Section under which the company has become a subsidiary

Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956 ◯ Yes ◯ No ◯ Not Applicable

CIN of subsidiary company

Name of the subsidiary company

Section under which the company has become a subsidiary

Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956 ◯ Yes ◯ No ◯ Not Applicable

CIN of subsidiary company

Name of the subsidiary company

Section under which the company has become a subsidiary

Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956 ◯ Yes ◯ No ◯ Not Applicable

CIN of subsidiary company	
Name of the subsidiary company	
Section under which the company has become a subsidiary	
Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956	◯ Yes ◯ No ◯ Not Applicable

CIN of subsidiary company	
Name of the subsidiary company	
Section under which the company has become a subsidiary	
Whether particulars of subsidiary company has been attached in pursuance of Section 212(1) of the Companies Act, 1956	◯ Yes ◯ No ◯ Not Applicable

5(a). *Date of balance sheet as at 31/03/2006 (DD/MM/YYYY) Pre-fill all

(b). *Whether the annual accounts have been audited (●) Yes ◯ No

(c). *Whether annual general meeting (AGM) held (●) Yes ◯ No

(d). If yes, date of AGM 02/12/2006 (DD/MM/YYYY)

(e). * Due date of AGM 26/09/2006 (DD/MM/YYYY)

(f). *Whether any extension for financial year or AGM granted (●) Yes ◯ No

(g). If yes, due date of AGM after grant of extension 26/12/2006 (DD/MM/YYYY)

6. *Number of auditors 2

(I) (a). *Income-tax permanent account number (PAN) of auditor or auditor's firm AACFD4815A

(b). *Name of the auditor or auditor's firm DELOITTE HASKINS & SELLS

(c). *Membership number of auditor or auditor's firm's registration number 15291

(d). *Address of the auditor or auditor's firm

Line I 12, Dr annie Besant Road,

Line II Opp. Shiv Sagar Estate, Worli,

*City Mumbai *State Maharashtra-MH

*ISO Country code IN *Pin code 400018

(II) (a). Income-tax permanent account number (PAN) of auditor or auditor's firm AAAFC0662N

(b). Name of the auditor or auditor's firm CHATURVEDI & SHAH

(c). Membership number of auditor or auditor's firm's registration number 45882

(d). Address of the auditor or auditor's firm

Line I 712-713, Tulsiani Chambers, 212,

Line II Nariman Point

City Mumbai State Maharashtra-MH

ISO Country code IN Pin code 400021

7. *Whether schedule VI of the Companies Act, 1956 is applicable (●) Yes ◯ No

Part B I. Particulars of mobilisation and deployment of funds

Particulars	Figures as at the end of (Current financial year) (Amount in rupees thousands) 31/03/2006 (DD/MM/YYYY)	Figures for the period (Previous financial year) (Amount in rupees thousands) 31/03/2005 (DD/MM/YYYY)
Sources of funds		
Paid-up capital	2,490,529.00	2,490,529.00
Share application money (pending allotment)		
Reserves and surplus	46,819,200.00	26,719,985.00
Secured loans	5,962,444.00	6,598,547.00
Unsecured loans	6,051,666.00	1,003,939.00
Deferred tax liabilities (Net)	11,006,073.00	11,011,600.00
Others (Please specify) Liab for Leased Asset(4599774) Eq Sh Sus (391219)	4,990,993.00	4,933,900.00
TOTAL	77,320,905.00	52,758,500.00
Application of funds		
Gross fixed assets (including intangible assets)	112,017,732.00	97,857,673.00
Less: depreciation and amortization	53,404,719.00	47,807,684.00
Net fixed assets	58,613,013.00	50,049,989.00
Capital work-in-progress	970,709.00	587,951.00
Investments	1,798,190.00	1,653,349.00
Deferred tax assets (Net)		
Current assets, loans and advances		
(a) Inventories	12,261,257.00	6,231,246.00
(b) Sundry debtors	4,504,841.00	7,010,621.00
(c) Cash and bank balances	10,795,744.00	6,648,157.00
(d) Other current assets		
(e) Loans and advances	16,525,452.00	4,565,800.00
Less: Current liabilities and provisions		
(a) Liabilities	23,840,961.00	19,994,653.00
(b) Provisions	4,307,340.00	3,993,960.00
Net current assets	15,938,993.00	467,211.00
Miscellaneous expenditure to the extent not written off or adjusted		
Profit and loss account		
Others (Please specify)		
TOTAL	77,320,905.00	52,758,500.00

II. Financial parameters - Balance sheet items (Amount in Rs. thousands)- as on balance sheet date

1. Share application money received	0.00	
2. Share application money given	0.00	
3. Paid-up capital held by foreign company		0.00 per cent
4. Number of shares bought back (during the financial year)		
5. Public deposits received	0.00	
6. Deposits matured and claimed, but not paid	0.00	
7. Deposits matured, but not claimed	0.00	
8. Unpaid dividend	27,361.00	
9. Investment in subsidiary companies	0.00	
10. Investment in government companies	0.00	
11. Capital reserve	0.00	
12. Gross value of transaction as per AS-18 (if applicable)	12,030,277.00	
13. Capital subsidies or grants received from government authority(s)	0.00	

III. Share capital raised during the current financial year (Amount in Rs. thousands)

	Equity shares	Preference shares	Total
(a). Public issue	0.00	0.00	0.00
(b). Bonus issue	0.00	0.00	0.00
(c). Rights issue	0.00	0.00	0.00
(d). Private placement	0.00	0.00	0.00
(e). Preferential allotment	0.00	0.00	0.00
(f). Total amount of share capital raised during the current financial year	0.00	0.00	0.00

IV. Details of qualification(s), reservation(s) or adverse remark(s) made by auditors

1. *Whether auditors' report has been qualified or has any reservations or contains adverse remarks ○ Yes ⦿ No

2(a). Auditor's qualification(s),reservation(s) or adverse remark(s) in the auditors' report

(b). Director's comments on qualification(s), reservation(s) or adverse remark(s) of the auditors as per board's report

Attachments

1. *Copy of balance sheet duly authenticated as per section 215 and other documents (in pdf converted format) [Attach]
2. Statement of subsidiaries as per section 212 [Attach]
3. Statement of the fact and reasons for not adopting balance sheet in the annual general meeting (AGM) [Attach]
4. Statement of the fact and reasons for not holding the AGM [Attach]
5. Approval letter for extension of financial year or annual general meeting [Attach]
6. Optional attachment(s) - if any [Attach]

List of attachments

Approval Extn AGM.pdf
Accounts AC.pdf

[Remove attachment]

Verification

I confirm that all the particulars mentioned above are as per the attached balance sheet and other related documents, all of which are duly signed and authenticated as required under the Companies Act, 1956.

To the best of my knowledge and belief, the information given in the form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company Shashikala L Rao

*Designation Secretary

Director identification number of the director or membership number of the secretary

[Modify] [Check Form] [Prescrutiny] [Submit]

This eForm has been taken on file maintained by the registrar of companies through electronic mode and on the basis of statement of correctness given by the filing company

FORM 23ACA

[Pursuant to section 220 of the Companies Act, 1956]

Form for filing Profit and Loss account and other documents with the Registrar

Note - All fields marked in * are to be mandatorily filled.

Authorised capital of the company(in Rs.) 8,000,000,000.00

Number of members of the company

Part A

I. General information of the company

1(a). *Corporate identity number (CIN) of company L23200GJ1969PLC001569 Pre-Fill

(b). Global location number (GLN) of company

2(a). Name of the company INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company

P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3(a). *Date of balance sheet as at 31/03/2006 (DD/MM/YYYY)

(b). *Whether the annual accounts have been audited (•) Yes ( ) No

4. *Whether schedule VI of the Companies Act, 1956 is applicable (•) Yes ( ) No

Part B

I. Performance of the company

Particulars	Figures for the period (Current financial year) (Amount in rupees thousands) *From 01/04/2005 (DD/MM/YYYY) *To 31/03/2006 (DD/MM/YYYY)	Figures for the period (Previous financial year) (Amount in rupees thousands) From 01/04/2004 (DD/MM/YYYY) To 31/03/2005 (DD/MM/YYYY)
Domestic turnover		
(i) Sale of goods manufactured	90,819,709.00	64,929,377.00
(ii) Sale of goods traded	1,170,778.00	684,623.00
(iii) Sale or supply of services	387,280.00	0.00
Export turnover		
(i) Sale of goods manufactured	16,846,238.00	16,377,295.00
(ii) Sale of goods traded	0.00	0.00
(iii) Sale or supply of services	0.00	0.00
Other income	2,669,323.00	1,321,661.00
Total income	111,893,328.00	83,312,956.00
Raw material consumed (see note 1)	56,971,949.00	36,838,575.00
Purchases made for re-sale(see note 2)	1,119,662.00	636,485.00
Consumption of stores and spare parts (see note 3)	6,222,463.00	5,501,279.00
Increase or decrease in finished goods, work-in-progress	-2,324,202.00	-29,241.00
Salaries, wages and bonus	4,546,569.00	5,221,037.00
Managerial remuneration	2,743.00	2,743.00
Payment of auditors	11,588.00	8,070.00
Interest	1,347,931.00	1,622,992.00
Insurance expenses	288,599.00	273,435.00
Power and fuel	12,709,433.00	9,854,937.00
Depreciation and amortization	5,614,936.00	5,057,066.00
Other expenditure	9,439,722.00	8,069,032.00
Total expenditure	95,951,393.00	73,056,410.00
Net Profit or Net Loss (before tax and appropiation)	15,941,935.00	10,256,546.00
Income tax including deferred tax	4,304,365.00	2,399,200.00

Note 1: Raw material consumed is to be given as per following calculation -
Opening stock of raw materials + purchases of raw materials - closing stock of raw materials

Note 2: Purchases made for re-sale is to be given as per following calculation -
Opening stock of goods traded + purchases of goods traded - closing stock of goods traded

Note 3: Consumption of stores and spare parts to be given as per following calculation-
Opening stock of stores and spares + purchases of stores and spares - closing stock of store and spares

II. Financial parameters - Profit and loss account items (Amount in Rs. thousands)

1. Proposed Dividend	0.00	0.00 per cent
2. Earning per share (in Rs)	Basic	40.29
	Diluted	40.21
3. Income in foreign currency		16,042,904.00
4. Expenditure in foreign currency		1,390,932.00
5. Revenue subsidies or grants recieved from government authority(s)		0.00
6. Rent		1,494,391.00
7. Gross value of the transaction with the related parties as per AS-18 (if applicable)		72,105,173.00
8. Bad debts of related parties as per AS-18 (if applicable)		0.00

III. Turnover details of three principal products or services of the company (as per monetary terms)

(i) Indian trade classification (ITC) code: 39012000 — Unit of measurement (UoM): METRIC TONS

Description of the product or service: POLYETHYLENE

Turnover (Amount in Rs. thousands): 622,426.00 — 119,668.00 (Quantity in UoM)

(ii) Indian trade classification (ITC) code: 38171001 — Unit of measurement (UoM): METRIC TONS

Description of the product or service: LINEAR ALKYL BENZENE

Turnover (Amount in Rs. thousands): 311,456.00 — 52,071.00 (Quantity in UoM)

(iii) Indian trade classification (ITC) code: 29053100 — Unit of measurement (UoM): METRIC TONS

Description of the product or service: MONO ETHYLENE GLYCOL

Turnover (Amount in Rs. thousands): 9,527,003.00 — 239,149.00 (Quantity in UoM)

Note - For ITC code of products please refer to the publication 'Indian Trade Classification' based on harmonized commodity description and coding system by the Ministry of Commerce, Directorate General of Commercial Intelligence and Statistics, Calcutta - 700 001

IV. Details of qualification(s), reservation(s) or adverse remark(s) made by auditors.

1. *Whether auditors' report has been qualified or has any reservations or contains adverse remarks ○ Yes ◉ No

2(a). Auditor's qualification(s), reservation(s) or adverse remark(s) in the auditors' report

(b). Director's comments on qualification(s),reservation(s) or adverse remark of the auditors as per board's report

Attachments

1. *Copy of Profit and Loss Account duly authenticated as per section 215 (in pdf converted format) [Attach]

2. Statement of subsidiaries as per section 212 [Attach]

3. Optional attachment(s) - if any. [Attach]

List of attachments

Accounts ACA.pdf

[Remove attachment]

Verification

I confirm that all the particulars mentioned above are as per the attached profit and loss acoount and other documents, all of which are duly signed and authenticated as required under the provisions of the Companies Act,1956.

To the best of my knowledge and belief, the information given in the form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

*Designation: Secretary

Director identification number of the director or membership number of the secretary

[Modify] [Check Form] [Prescrutiny] [Submit]

This eForm has been taken on file maintained by the registrar of companies through electronic mode and on the basis of statement of correctness given by the filing company

Document No 2(a)

RECEIVED

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A07660327 **Service Request Date : 21-12-2006**

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form23	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 23

[Pursuant to section 192 of the Companies Act, 1956]

Registration of resolution(s) and agreement(s)

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre- Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. Date of dispatch of notice: 10/11/2006 (DD/MM/YYYY)

4. Date of passing the resolution: 02/12/2006 (DD/MM/YYYY)

5. *Registration of

[X] Resolution(s) [ ] Agreement(s)

6. Resolution

(i)(a) Subject matter of the resolution

Alteration of Articles of Association of the Company

(b) Section of the Companies Act, 1956 under which the resolution is passed: Section 31

(c) Indicate the authority passing or agreeing to the resolution

○ Board of directors ◉ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ◉ Special resolution ○ Requisite majority

(ii)(a) Subject matter of the resolution

(b) Section of the Companies Act,1956 under which the resolution is passed:

(c) Indicate the authority passing or agreeing to the resolution

○ Board of directors ○ Shareholders ○ Class of shareholders ○ Creditors

(d) Whether ordinary or special resolution or with requisite majority

○ Ordinary resolution ○ Special resolution ○ Requisite majority

(iii)(a) Subject matter of the resolution

(b) Section of the Companies Act, 1956 under which the resolution is passed

(c) Indicate the authority passing or agreeing to the resolution

◯ Board of directors ◯ Shareholders ◯ Class of shareholders ◯ Creditors

(d) Whether ordinary or special resolution or with requisite majority

◯ Ordinary resolution ◯ Special resolution ◯ Requisite majority

7. Agreement

(i)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

◯ Board of directors ◯ Shareholders ◯ Class of shareholders ◯ Creditors

(ii)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

◯ Board of directors ◯ Shareholders ◯ Class of shareholders ◯ Creditors

(iii)(a) Subject matter of the agreement

(b) Reference to section of the Companies Act, 1956 (if applicable)

(c) Date of the agreement (DD/MM/YYYY)

(d) Indicate the authority adopting the agreement

◯ Board of directors ◯ Shareholders ◯ Class of shareholders ◯ Creditors

Attachments

1. Copy of resolution along with copy of explanatory statement under section 173 [Attach]
2. Memorandum of association [Attach]
3. Articles of association [Attach]
4. Copy of agreement [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

Certified Copy of Res & Expl Statement.pdf.p
MOA & AOA.pdf.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. It is also certified that copy of the resolution(s) or agreement(s) filed herewith is or are a true copy(s) of the original.

I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s

INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document No 9

MINISTRY OF COMPANY AFFAIRS
PAYMENT RECEIPT
G.A.R.7

Civil

SRN	: A07199375	**Service Request Date :** 12-12-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form32	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 32

[Pursuant to sections 303(2), 264(2) or 266(1)(a) and 266(1)(b)(iii) of the Companies Act, 1956]

Particulars of appointment of managing director, directors, manager and secretary and the changes among them or consent of candidate to act as a managing director or director or manager or secretary of a company and/ or undertaking to take and pay for qualification shares

Note - All fields marked in * are to be mandatorily filled.

1.*This form is for ◯ New company ⦿ Existing company

2(a).*Corporate identity number (CIN) of company or Form 1A reference number: L23200GJ1969PLC001569

(b). Global location number (GLN) of company: [ ] Pre-fill

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4.*Number of managing director, director(s), manager, secretary: 1

(Enter here the total number of managing director, directors, manager and secretary for which the form needs to be filed. If the number is more than three, use the Form 32 Addendum for filing the particulars of the other managing director, director(s), manager, secretary)

Particulars of managing director or director(s) or manager or secretary - I

Part I

Director identification number (DIN) or income-tax permanent account number (PAN) (Please provide DIN in case of Director): 00001584

*Name: SHIV KUMAR BHARDWAJ — Attach photograph

* ◯ Appointment ◯ Cessation ⦿ Change in designation of director

* ⦿ Father's name ◯ Husband's name: RAMANAND BHARDWAJ

*Nationality: IN — *Designation: Director

DIN of the director to whom the appointee is alternate:

Name of the director to whom the appointee is alternate:

Name of the company or institution whose nominee the appointee is:

Date of birth: 02/10/1944 (DD/MM/YYYY) — Date of appointment: 02/12/2006 (DD/MM/YYYY)

Income-tax PAN: AFTPB6400R

Voter's identity card number: — Passport number: A658323

Others (specify):

*Permanent residential address Line I: C/O P.C. PRADHAN

Line II: 250, TELANG ROAD, MATUNGA

*City: MUMBAI — *State: Maharashtra-MH

*Country: IN — *Pin code: 400019

Phone: 91-22-24100699 — Fax: 22823333

e-mail ID: shivbhardwaj@yahoo.com

*Whether present residential address is same as the permanent residential address	○ Yes ⦿ No		
Present residential address Line I	142/143,		
Line II	MAKER TOWER 'J', CUFFE PARADE		
City	MUMBAI	State	Maharashtra-MH
Country	IN	Pin code	400005
Phone	91-22-22180391	Fax	22823333

Interest in other entities

*Directorship in other companies ⦿ Yes ○ No

If yes,

(1) CIN of company	L26920MH1966PLC016547
Name of the company	NITCO TILES LIMITED
Designation	DIRECTOR
(2) CIN of company	U29299DL2005PTC139681
Name of the company	TAURUS AGILE TECHNOLOGY CORPORATION PRIVATE LIMITED
Designation	DIRECTOR
(3) CIN of company	
Name of the company	
Designation	
(4) CIN of company	
Name of the company	
Designation	
(5) CIN of company	
Name of the company	
Designation	
(6) CIN of company	
Name of the company	
Designation	
(7) CIN of company	
Name of the company	
Designation	
(8) CIN of company	
Name of the company	
Designation	
(9) CIN of company	
Name of the company	
Designation	

(10) CIN of company	
Name of the company	
Designation	
(11) CIN of company	
Name of the company	
Designation	
(12) CIN of company	
Name of the company	
Designation	
(13) CIN of company	
Name of the company	
Designation	
(14) CIN of company	
Name of the company	
Designation	
(15) CIN of company	Pre-fill all
Name of the company	
Designation	

*Partnership held in partnership firm ◯ Yes ◉ No
If yes,

Name of partnership firm			
Address Line I			
Line II			
City		State	
Country		Pin code	

*Proprietorship held in proprietorship firm ◯ Yes ◉ No
If yes,

Name of sole proprietorship firm			
Address Line I			
Line II			
City		State	
Country		Pin code	

PART - II

Hereby confirmed that the above mentioned ◯ Director ◯ Manager ◯ Secretary ◯ Managing director is not associated with the company with effect from ______ (DD/MM/YYYY) due to ______

Particulars of managing director or director(s) or manager or secretary - II

Part I

DIN or income-tax PAN (Please provide DIN in case of Director)

Name

Attach photograph

○ Appointment ○ Cessation ○ Change in designation of director

○ Father's name ○ Husband's name

Nationality

Designation

DIN of the director to whom the appointee is alternate

Name of the director to whom the appointee is alternate

Name of the company or institution whose nominee the appointee is

Date of birth (DD/MM/YYYY) Date of appointment (DD/MM/YYYY)

Income-tax PAN

Voter's identity card number Passport number

Others (specify)

Permanent residential address Line I

Line II

City State

Country Pin code

Phone Fax

e-mail ID

Whether present residential address is same as the permanent residential address ○ Yes ○ No

Present residential address Line I

Line II

City State

Country Pin code

Phone Fax

Interest in other entities

Directorship in other companies ○ Yes ○ No

If yes,

(1)CIN of company

Name of the company

Designation

(2)CIN of company

Name of the company

Designation

(3)CIN of company

Name of the company

Designation

(4)CIN of company	
Name of the company	
Designation	
(5)CIN of company	
Name of the company	
Designation	
(6) CIN of company	
Name of the company	
Designation	
(7) CIN of company	
Name of the company	
Designation	
(8) CIN of Company	
Name of the Company	
Designation	
(9) CIN of company	
Name of the company	
Designation	
(10) CIN of company	
Name of the company	
Designation	
(11) CIN of company	
Name of the company	
Designation	
(12) CIN of company	
Name of the company	
Designation	
(13) CIN of company	
Name of the company	
Designation	
(14) CIN of company	
Name of the company	
Designation	
(15) CIN of company	Pre-fill all
Name of the company	
Designation	

Partnership held in partnership firm ◯ Yes ◯ No
If yes,

Name of partnership firm

Address Line I

Line II

City State

Country Pin code

Proprietorship held in proprietorship firm ◯ Yes ◯ No
If yes,

Name of sole proprietorship firm

Address Line I

Line II

City State

Country Pin code

PART - II

Hereby confirmed that the above mentioned ◯ Director ◯ Manager ◯ Secretary ◯ Managing director

is not associated with the company with effect from (DD/MM/YYYY) due to

Particulars of managing director or director(s) or manager or secretary - III

Part I

DIN or income-tax PAN (Please provide DIN in case of Director)

Name Attach photograph

◯ Appointment ◯ Cessation ◯ Change in designation of director

◯ Father's name ◯ Husband's name

Nationality Designation

DIN of the director to whom the appointee is alternate

Name of the director to whom the appointee is alternate

Name of the company or institution whose nominee the appointee is

Date of birth (DD/MM/YYYY) Date of appointment (DD/MM/YYYY)

Income-tax PAN

Voter's identity card number Passport number

Others (specify)

Permanent residential address Line I

Line II

City State

Country Pin code

Phone Fax

e-mail ID

Whether present residential address is same as the permanent residential address ◯ Yes ◯ No

Present residential address Line I

Line II

City

State

Country

Pin code

Phone

Fax

Interest in other entities

Directorship in other companies ◯ Yes ◯ No

If yes,

(1) CIN of company

Name of the company

Designation

(2) CIN of company

Name of the company

Designation

(3) CIN of company

Name of the company

Designation

(4) CIN of company

Name of the company

Designation

(5) CIN of company

Name of the company

Designation

(6) CIN of company

Name of the company

Designation

(7) CIN of company

Name of the company

Designation

(8) CIN of company

Name of the company

Designation

(9) CIN of company

Name of the company

Designation

(10) CIN of company

Name of the company

Designation

(11) CIN of company

Name of the company

Designation

(12) CIN of company

Name of the company

Designation

(13) CIN of company

Name of the company

Designation

(14) CIN of company

Name of the company

Designation

(15) CIN of company Pre-fill all

Name of the company

Designation

Partnership held in partnership firm ◯ Yes ◯ No

If yes,

Name of partnership firm

Address Line I

Line II

City State

Country Pin code

Proprietorship held in proprietorship firm ◯ Yes ◯ No

If yes,

Name of sole proprietorship firm

Address Line I

Line II

City State

Country Pin code

PART - II

Hereby confirmed that the above mentioned ◯ Director ◯ Manager ◯ Secretary ◯ Managing director

is not associated with the company with effect from (DD/MM/YYYY) due to

VERIFICATION

[X] 1. *I confirm that the information given in Part I and II above is true to the best of my knowledge and belief.

[ ] 2. It is also hereby confirmed that the consent of the appointee managing director, director(s), manager or secretary has been filed as an attachment to this e-Form.

Attachments:

1. Evidence of payment of stamp duty where qualification shares is involved (This will be mandatory only if the director giving consent agrees to pay for at least one share) [Attach]
2. Consent(s) of the appointee managing director, director(s), manager or secretary [Attach]
3. Declaration regarding qualification shares [Attach]
4. Evidence of cessation [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

FORM 32 SKB PHOTO.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

[X] I have been authorised by the board of directors' resolution dated 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

[X] I am authorised to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

Certificate

It is hereby certified that I have verified the above particulars and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document No 4

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

RECEIVED
... P.B. 05
... Civil

SRN	: A05360011	Service Request Date : 27-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form10	Normal	500.00
Total		500.00

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 10

Particulars for registration of charges for debentures

[Pursuant to sections 125, 127, 128, 129, 130, 132, 134 and 135 and Pursuant to section 600 read with 125, 127, 128, 129, 130, 132, 134 and 135 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b) Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *This form is for (●) Creation of charge ( ) Modification of charge

4. *Number of trustee(s) of debenture holders: 1

Particulars of the trustee(s) of debenture holders

CIN	L65110GJ1993PLC020769 [Pre-fill]
*Name	UTI BANK LTD
*Address Line I	TRISHUL 3RD FLOOR OPP SAMARTHESHWAR TEMPLE
Line II	LAW GARDEN ELLISBRIDGE
*City	AHMEDABAD
*State	Gujarat-GJ
*Country	IN
*Pin code	380006
*e-mail ID	K.Gopalakrishnan@Utibank.co.in

5.* Date of creation of charge: 26/10/2006 (DD/MM/YYYY)

6.* Whether the charge is for (●) Entire series of debentures ( ) Any issue in a series of debentures

7(a).* Whether the series of debentures are registered with the Registrar of Companies (RoC)

( ) Yes (●) No

(b). If yes, (i). The total amount secured by the whole series (in Rs.)

(ii). Date of registration of series (DD/MM/YYYY)

8(a).* Date of present issue of series | 13/10/2006 | (DD/MM/YYYY)

(b).* Amount of present issue of series (in Rs.) | 1,141,351,000.00

9.*Date of resolution authorising the issue of the series | 13/10/2006 | (DD/MM/YYYY)

10(a).* Description of the property charged indicating whether it is a charge on

- [X] Immovable properties
- [X] Plant and machinery
- [X] Furniture and fixtures
- [ ] Stock in trade
- [ ] Book debts
- [ ] Vehicles
- [ ] Shares and debentures
- [ ] Fixed deposits
- [ ] Intangible assets
- [ ] Uncalled share capital
- [ ] Others

(b). If others, specify

(c).* Particulars of the property charged (including location of the property): Refer - First Schedule to the Debenture Trust Deed

11. *Brief of the principal terms and conditions, (including rate of interest, date of redemption and creation of debenture redemption reserve) extent and operation of charge

1. 1,14,13,510 ZCDs Series - I aggregating to Rs. 114,13,51,000/- shall not carry interest.
2. ZCDs Series - I, shall be redeemable at par on 1st January, 2013.
3. The First Charge on the Specifically Mortgaged Premises, as provided in First Schedule to the Debenture Trust Deed to secure principal amount of ZCDs Series I, Trustees' Remuneration and all fee, cost, charges, expenses and other monies from time to time being owed and intended to be secured in terms of Clause 4 of the Deed.

12. *Particulars as to amount or rate percent of the commission, allowances or discount (if any) paid, or made either directly or indirectly by the company to any person(s) in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any of the debentures included in this return.

NIL

Modification of charges

13.* Charge identification (ID) number of the charge to be modified

14(a).* Description of the instrument modifying the charge

(b).* Date of instrument modifying the charge (DD/MM/YYYY)

(c).* Is modification of charge done outside India ○ Yes ○ No

(d). Date of receipt of instrument modifying the charge (DD/MM/YYYY)

15.*Particulars of the present modification

Attachments

1.* Copy of the resolution authorising the issue of the debenture series [Attach]

2. Instrument of creation or modification of charge [Attach]

3. Optional attachment(s) - if any [Attach]

List of attachments

Board Resolution-13-10-2006-for iss
IPCL Deb Trust Deed-Series I - Part 1.

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form

To be digitally signed by

Managing director or director or manager or secretary (in case of an Indian company) or an authorised representative (in case of a foreign company)

Shashikala L Rao

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I am duly authorised to sign this form.

To be digitally signed by

Trustee of debenture holders

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s

INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification for debentures is hereby registered

Digital signature of the authorising officer

[Submit to BO]

Series II & III

Document No 5

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A05365630 **Service Request Date :** 27-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form10	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 10

Particulars for registration of charges for debentures

[Pursuant to sections 125, 127, 128, 129, 130, 132, 134 and 135 and Pursuant to section 600 read with 125, 127, 128, 129, 130, 132, 134 and 135 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b) Address of the registered office or of the principal place of business in India of the company:

P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *This form is for ⦿ Creation of charge ◯ Modification of charge

4. *Number of trustee(s) of debenture holders: 2

Particulars of the trustee(s) of debenture holders

CIN	L65110GJ1993PLC020769 [Pre-fill]
*Name	UTI BANK LTD
*Address Line I	TRISHUL 3RD FLOOR OPP SAMARTHESHWAR TEMPLE
Line II	LAW GARDEN ELLISBRIDGE
*City	AHMEDABAD
*State	Gujarat-GJ
*Country	IN
*Pin code	380006
*e-mail ID	K.Gopalakrishnan@Utibank.co.in

5.* Date of creation of charge: 27/10/2006 (DD/MM/YYYY)

6.* Whether the charge is for ⦿ Entire series of debentures ◯ Any issue in a series of debentures

7(a).* Whether the series of debentures are registered with the Registrar of Companies (RoC)

◯ Yes ⦿ No

(b). If yes, (i). The total amount secured by the whole series (in Rs.)

(ii). Date of registration of series (DD/MM/YYYY)

8(a).* Date of present issue of series | 13/10/2006 | (DD/MM/YYYY)

(b).* Amount of present issue of series (in Rs.) | 587,188,807.00

9.*Date of resolution authorising the issue of the series | 13/10/2006 | (DD/MM/YYYY)

10(a).* Description of the property charged indicating whether it is a charge on

- [X] Immovable properties
- [X] Plant and machinery
- [X] Furniture and fixtures
- [ ] Stock in trade
- [ ] Book debts
- [ ] Vehicles
- [ ] Shares and debentures
- [ ] Fixed deposits
- [ ] Intangible assets
- [ ] Uncalled share capital
- [ ] Others

(b). If others, specify

(c).* Particulars of the property charged (including location of the property): Refer First Schedule to the Debenture Trust Deed

11. *Brief of the principal terms and conditions, (including rate of interest, date of redemption and creation of debenture redemption reserve) extent and operation of charge

1. 49,42,825 ZCDs Series - II of Rs. 100/- each aggregating to Rs. 49,42,82,500/- and 13,93,596 ZCDs Series - III of Rs. 100/- each Rs. 66.6666 each paid-up aggregating to Rs. 9,29,06,307/- shall not carry interest. 2. ZCDs Series II shall be redeemed on 30th June, 2013 and ZCDs Series III in three equal installments commencing from 31st March, 2006. 3. The first charge on the specifically Mortgaged Premises to secure principal amount of ZCDs, Trustees' remuneration and all fees etc.

12. *Particulars as to amount or rate percent of the commission, allowances or discount (if any) paid, or made either directly or indirectly by the company to any person(s) in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any of the debentures included in this return.

Nil

Modification of charges

13.* Charge identification (ID) number of the charge to be modified

14(a).* Description of the instrument modifying the charge

(b).* Date of instrument modifying the charge (DD/MM/YYYY)

(c).* Is modification of charge done outside India ◯ Yes ◯ No

(d). Date of receipt of instrument modifying the charge (DD/MM/YYYY)

15.*Particulars of the present modification

Attachments

1.* Copy of the resolution authorising the issue of the debenture series [Attach]

2. Instrument of creation or modification of charge [Attach]

3. Optional attachment(s) - if any [Attach]

List of attachments

Board Resolution-13-10-2006-for iss
IPCL Deb Trust Deed-Series II and III
Trustees - Series II and III.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY)
to sign and submit this form

To be digitally signed by

Managing director or director or manager or secretary (in case of an Indian company)
or an authorised representative (in case of a foreign company)

Shashikala L Rao

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I am duly authorised to sign this form.

To be digitally signed by

Trustee of debenture holders

Gopalakrishnan Krishnamurthy

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s

INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

Atmaram Keshavanand Dhoundiyal

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification for debentures is hereby registered

Digital signature of the authorising officer

[Submit to BO]

Document No 6

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A05310834 **Service Request Date :** 25-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form10	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 10

Particulars for registration of charges for debentures

[Pursuant to sections 125, 127, 128, 129, 130, 132, 134 and 135
and Pursuant to section 600 read with 125, 127, 128, 129, 130, 132, 134
and 135 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b) Address of the registered office or of the principal place of business in India of the company:

P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *This form is for (●) Creation of charge ( ) Modification of charge

4. *Number of trustee(s) of debenture holders: 1

Particulars of the trustee(s) of debenture holders

CIN	L65110GJ1993PLC020769 [Pre-fill]
*Name	UTI BANK LTD
*Address Line I	TRISHUL 3RD FLOOR OPP SAMARTHESHWAR TEMPLE
Line II	LAW GARDEN ELLISBRIDGE
*City	AHMEDABAD
*State	Gujarat-GJ
*Country	IN
*Pin code	380006
*e-mail ID	K.Gopalakrishnan@Utibank.co.in

5.* Date of creation of charge: 20/10/2006 (DD/MM/YYYY)

6.* Whether the charge is for (●) Entire series of debentures ( ) Any issue in a series of debentures

7(a).* Whether the series of debentures are registered with the Registrar of Companies (RoC)

( ) Yes (●) No

(b). If yes, (i). The total amount secured by the whole series (in Rs.)

(ii). Date of registration of series (DD/MM/YYYY)

8(a).* Date of present issue of series 13/10/2006 (DD/MM/YYYY)

(b).* Amount of present issue of series (in Rs.) 510,000,000.00

9.*Date of resolution authorising the issue of the series 13/10/2006 (DD/MM/YYYY)

10(a).* Description of the property charged indicating whether it is a charge on

[X] Immovable properties	[X] Plant and machinery	[X] Furniture and fixtures
[ ] Stock in trade	[ ] Book debts	[ ] Vehicles
[ ] Shares and debentures	[ ] Fixed deposits	[ ] Intangible assets
[ ] Uncalled share capital	[ ] Others	

(b). If others, specify

(c).* Particulars of the property charged (including location of the property) Refer First Schedule to the Debenture Trust Deed

11. *Brief of the principal terms and conditions, (including rate of interest, date of redemption and creation of debenture redemption reserve) extent and operation of charge

1. 51,00,000 ZCDs Series - IV aggregating to Rs.51,00,00,000 shall not carry interest.
2. ZCDs Series IV shall be redeemable at par and in two installments on 31st March, 2014 and 31st March, 2015.
3. The first charge on the specifically Mortgaged Premises to secure principal amount of ZCDs Series - IV, Trustees' remuneration and all fees, cost, charges, expenses and other monies.

12. *Particulars as to amount or rate percent of the commission, allowances or discount (if any) paid, or made either directly or indirectly by the company to any person(s) in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any of the debentures included in this return.

Nil

Modification of charges

13.* Charge identification (ID) number of the charge to be modified

14(a).* Description of the instrument modifying the charge

(b).* Date of instrument modifying the charge (DD/MM/YYYY)

(c).* Is modification of charge done outside India ○ Yes ○ No

(d). Date of receipt of instrument modifying the charge (DD/MM/YYYY)

15.*Particulars of the present modification

Attachments

1.* Copy of the resolution authorising the issue of the debenture series [Attach]

2. Instrument of creation or modification of charge [Attach]

3. Optional attachment(s) - if any [Attach]

List of attachments

Board Resolution-13-10-2006-for iss
IPCL Deb Trust Deed-Part 1 (OPL).pd

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY)
to sign and submit this form

To be digitally signed by

Managing director or director or manager or secretary (in case of an Indian company)
or an authorised representative (in case of a foreign company)

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I am duly authorised to sign this form.

To be digitally signed by

Trustee of debenture holders

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s

INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification for debentures is hereby registered

Digital signature of the authorising officer

[Submit to BO]

Document No 7

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A05375266 **Service Request Date :** 27-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form10	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 10

Particulars for registration of charges for debentures

[Pursuant to sections 125, 127, 128, 129, 130, 132, 134 and 135 and Pursuant to section 600 read with 125, 127, 128, 129, 130, 132, 134 and 135 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b) Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *This form is for (•) Creation of charge ( ) Modification of charge

4. *Number of trustee(s) of debenture holders: 1

Particulars of the trustee(s) of debenture holders

CIN	L65110GJ1993PLC020769 [Pre-fill]
*Name	UTI BANK LTD
*Address Line I	TRISHUL 3RD FLOOR OPP SAMARTHESHWAR TEMPLE
Line II	LAW GARDEN ELLISBRIDGE
*City	AHMEDABAD
*State	Gujarat-GJ
*Country	IN
*Pin code	380006
*e-mail ID	K.Gopalakrishnan@Utibank.co.in

5.* Date of creation of charge: 27/10/2006 *(DD/MM/YYYY)*

6.* Whether the charge is for (•) Entire series of debentures ( ) Any issue in a series of debentures

7(a).* Whether the series of debentures are registered with the Registrar of Companies (RoC)

( ) Yes (•) No

(b). If yes, (i). The total amount secured by the whole series (in Rs.)

(ii). Date of registration of series (DD/MM/YYYY)

8(a).* Date of present issue of series: 13/10/2006 (DD/MM/YYYY)

(b).* Amount of present issue of series (in Rs.): 450,973,700.00

9.*Date of resolution authorising the issue of the series: 13/10/2006 (DD/MM/YYYY)

10(a).* Description of the property charged indicating whether it is a charge on

- [x] Immovable properties
- [x] Plant and machinery
- [x] Furniture and fixtures
- [ ] Stock in trade
- [ ] Book debts
- [ ] Vehicles
- [ ] Shares and debentures
- [ ] Fixed deposits
- [ ] Intangible assets
- [ ] Uncalled share capital
- [ ] Others

(b). If others, specify

(c).* Particulars of the property charged (including location of the property): Refer First Schedule to the Debenture Trust Deed

11. *Brief of the principal terms and conditions, (including rate of interest, date of redemption and creation of debenture redemption reserve) extent and operation of charge

1. 14,39,737 ZCDs Series - V aggregating to Rs. 14,39,73,700 and 30,70,000 ZCDs Series - VI aggregating to Rs. 30,70,00,000 shall not carry interest.
2. ZCDs Series V shall be redeemed in one installment on 31st December, 2012 and ZCDs Series VI shall be redeemed in one installment on 6th May, 2015.
3. The first charge on the specifically Mortgaged Premises to secure principal amount of ZCDs, Trustees' remuneration and all fees, cost, charges, expenses and other monies.

12. *Particulars as to amount or rate percent of the commission, allowances or discount (if any) paid, or made either directly or indirectly by the company to any person(s) in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any of the debentures included in this return.

Nil

Modification of charges

13.* Charge identification (ID) number of the charge to be modified

14(a).* Description of the instrument modifying the charge

(b).* Date of instrument modifying the charge (DD/MM/YYYY)

(c).* Is modification of charge done outside India ○ Yes ○ No

(d). Date of receipt of instrument modifying the charge (DD/MM/YYYY)

15.*Particulars of the present modification

Attachments

1.* Copy of the resolution authorising the issue of the debenture series [Attach]

2. Instrument of creation or modification of charge [Attach]

3. Optional attachment(s) - if any [Attach]

List of attachments

Board Resolution-13-10-2006-for iss
IPCL Deb Trust Deed-Series V - Part 1

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY)
to sign and submit this form

To be digitally signed by

Managing director or director or manager or secretary (in case of an Indian company)
or an authorised representative (in case of a foreign company)

Shashikala L Rao

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I am duly authorised to sign this form.

To be digitally signed by

Trustee of debenture holders

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s

INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification for debentures is hereby registered

Digital signature of the authorising officer

[Submit to BO]

Document No 8

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A05191101 **Service Request Date :** 18-10-2006

Received From:

Name : Jyoti A. Mavani

Address : 33, Himat Nagar
S.V.P. Road
Borivli (West)
Mumbai,Maharashtra
INDIA - 400092

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

RSL - SBI
5.75 Cr
②

FORM 8

[Pursuant to sections 125, 127, 132 and 135 and Pursuant to section 600 read with 125, 127, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures) including particulars of modification of charge by asset reconstruction companies in terms of Securitisation Act and Securitisation and Reconstruction of Financial Assets and Enforcement of Securities Interest (SARFASI) Act, 2002

Note - All fields marked in * are to be mandatorily filled.

1(a). *This form is for (•) Creation of charge ( ) Modification of charge

(b). Whether charge is modified in favour of asset reconstruction company (ARC) or assignee ( ) Yes ( ) No

(c). Whether charge holder is authorised to assign the charge as per the charge agreement ( ) Yes ( ) No

(d). Charge identification (ID) number of the charge to be modified

2(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4(a).* Type of charge

A charge on:

- [ ] Uncalled share capital
- [x] Immovable property
- [ ] Any interest in immovable property
- [x] Book debts
- [x] Movable property (not being pledge)
- [ ] Floating charge
- [x] Others
- [ ] Calls made but not paid
- [ ] ship
- [ ] Goodwill
- [ ] Patent, license under a patent
- [ ] Trademark
- [ ] copyright or license under a copyright

(b). If others, specify

Stock in Trade, bills and other current assets

5. (a) * Whether consortium finance is involved ( ) Yes (•) No

(b). *Whether joint charge involved ( ) Yes (•) No

6.*Number of charge holder(s): 1

7. Particulars of the charge holder(s)

CIN	
*Name	State Bank of India
*Address Line I	Commercial Branch (Advances), N.G.N. Vaidya Marg
Line II	P.B. No.10141
*City	Mumbai
*State	Maharashtra-MH
*ISO country code	IN
*Pin code	400023
*e-mail ID	pk.dutta@sbi.co.in

Pre-fill

8. *Nature or description of the instrument(s) creating or modifying the charge (copy to be attached)

Deed of Hypothecation of Goods & Assets dated 15th January, 1997 and Equitable Mortgage created on 12th February, 1998.

9. *Date of the instrument creating or modifying the charge 15/01/1997 (DD/MM/YYYY)

10(a). *Whether charge created or modified outside India ○ Yes ◉ No

(b). In case of charge created or modified outside India on the property situated outside India, the date of receipt of the document in india. (DD/MM/YYYY)

11. *Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 57,500,000.00

12. Brief particulars of the principal terms and conditions and extent and operation of the charge

(a). *Rate of interest

2.50% above SBAR with monthly rest

(b). *Terms of repayment

On Demand

(c). *Margin

Raw Material - 25%
Stores and Spares - 25%
Stock in Progress - 25%
Finished Goods - 25%
Receivables - 25%
L/C - Nil
BG - Nil

(d). *Extent and operation of the charge

First Charge over entire stocks and receivables, bills and other current assets both present and future and Second charge over Immovable movable assets of erstwhile Recron Synthetics Limited, the Transferor Company.

(e). Others

Insurance: Goods shall be insured for 110% of the cost.
Inspection/verification of stocks: At half yearly intervals
Cover Period for receivables will continue to be 90 days.

13. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a). Date of instrument creating or evidencing the charge 15/01/1997 (DD/MM/YYYY)

(b). Description of the instrument creating or evidencing the charge

Deed of Hypothecation of Goods & Assets dated 15th January, 1997 and Equitable Mortgage created on 12th February, 1998.

(c). Date of acquisition of the property 27/09/2006 (DD/MM/YYYY)

(d). Amount of the charge (in Rs.) 57,500,000.00

(e). Particulars of the property charged

First Charge over entire stocks and receivables, bills and other current assets both present and future and Second charge over Immovable and movable assets situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karachana, P.O. : T.S.L. District Allahabad - 211 010, Uttar Pradesh, of erstwhile Recron Synthetics Limited, the Transferor Company.

14. *Short particulars of the property charged (including location of the property)

First Charge over entire stocks and receivables, bills and other current assets both present and future and Second charge over Immovable and movable assets situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karachana, P.O. : T.S.L. District Allahabad - 211 010, Uttar Pradesh, of erstwhile Recron Synthetics Limited, the Transferor Company.

15(a). *Whether any of the property or interest therein under reference is not registered in the name of the company

(•) Yes ( ) No

(b). If yes, in whose name it is registered

Erstwhile Recron Synthetics Limited (The Transferor Company) - Pending Mutation

Note : If more than one charge holder involved, details of extent of charge, particulars of property charged, amount secured to be provided in attachment.

16. Date of latest modification prior to the present modification (DD/MM/YYYY)

17. Particulars of the present modification

Attachments

List of attachments:
- RSL - deed of hypothecation - 15-1-1997 (2).p
- Form 21-IPCL.pdf

1. Instrument of creation or modification of charge [Attach]
2. Instrument evidencing creation or modification of charge in case of acquisition of property which is already subject to charge [Attach]
3. Particulars of all joint charge holder [Attach]
4. Optional attachment(s) - if any [Attach]

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) Shashikala L Rao

Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

Verification

To the best of my/ our knowledge and belief, the information given in this form and its attachments is correct and complete. I/ we am/ are duly authorised to sign this form.

To be digitally signed by

*Designation: Asst General Manager

*Charge holder: PRADIP KUMAR DUTTA

To be digitally signed by

Designation:

ARC or assignee:

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification (other than those related to debentures) is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document No 11

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

A05377130.

Civil

SRN : A05377130 Service Request Date : 27-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA. -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		500.00

Mode of Payment: Credit Card

Received Payment (in words)Rs: Five Hundred only

RSL · IDBI
5.04 Cr
(5)

FORM 8

[Pursuant to sections 125, 127, 132 and 135 and Pursuant to section 600 read with 125, 127, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures) including particulars of modification of charge by asset reconstruction companies in terms of Securitisation Act and Securitisation and Reconstruction of Financial Assets and Enforcement of Securities Interest (SARFASI) Act, 2002

Note - All fields marked in are to be mandatorily filled.

1(a). This form is for (•) Creation of charge ( ) Modification of charge

(b). Whether charge is modified in favour of asset reconstruction company (ARC) or assignee ( ) Yes ( ) No

(c). Whether charge holder is authorised to assign the charge as per the charge agreement ( ) Yes ( ) No

(d). Charge identification (ID) number of the charge to be modified [ ]

2(a). Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company [ ]

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4(a). Type of charge

A charge on:

- [ ] Uncalled share capital
- [ ] Calls made but not paid
- [x] Immovable property
- [ ] ship
- [ ] Any interest in immovable property
- [ ] Goodwill
- [ ] Book debts
- [ ] Patent, license under a patent
- [x] Movable property (not being pledge)
- [ ] Trademark
- [ ] Floating charge
- [ ] copyright or license under a copyright
- [ ] Others

(b).If others, specify [ ]

5. (a) Whether consortium finance is involved ( ) Yes (•) No

(b). Whether joint charge involved ( ) Yes (•) No

6. Number of charge holder(s): 1

7. Particulars of the charge holder(s)

CIN	L65190MH2004GOI148838	Pre-fill
Name	INDUSTRIAL DEVELOPMENT BANK OF INDIA LIMITED	
Address Line I	IDBI TOWERWTC COMPLEX	
Line II	CUFFE PARADE	
City	MUMBAI	
State	Maharashtra-MH	
ISO country code	IN	
Pin code	400005	
e-mail ID	r.godbole@idbi.co.in	

8. Nature or description of the instrument(s) creating or modifying the charge (copy to be attached)

Deed of Hypothecation dated 1st December, 1993 and Equitable Mortgage created on 13th October, 1995 and pursuant to the Scheme of Amalgamation the details of which are provided in Annexure 1.

9. Date of the instrument creating or modifying the charge 01/12/1993 (DD/MM/YYYY)

10(a). Whether charge created or modified outside India ○ Yes ◉ No

(b). *In case of charge* created or modified outside India on the property situated outside India, the date of receipt of the document in india. ______ (DD/MM/YYYY)

11. Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 50,400,000.00

12. Brief particulars of the principal terms and conditions and extent and operation of the charge

(a). Rate of interest

Guarantee Commission(GC) on the outstanding amount of Guarantee assistance(GA) half yearly on 1st January and 1st July at the rate of 2.4% p.a.

(b). Terms of repayment

On repayment and discharge by the Borrower of its obligations in terms of contract dated June 28, 1993 entered into between Sumikin Bussan Kaisha Limited and the Borrower. For details refer attachment RSL - 'deed of hypothecation - 1-12-1993 (5).pdf' and 'RSL - deed of hypothecation - 1-12-1993 (5).pdf'

(c). Margin

Not Applicable.

(d). Extent and operation of the charge

Please refer Annexure 2.

(e). Others

13. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a). Date of instrument creating or evidencing the charge 01/12/1993 (DD/MM/YYYY)

(b). Description of the instrument creating or evidencing the charge

Deed of Hypothecation dated 1st December 1993 and Equitable Mortgage created on 13th October 1995 and pursuant to the Scheme of Amalgamation the details of which are provided in Annexure 1.

(c). Date of acquisition of the property 27/09/2006 (DD/MM/YYYY)

(d). Amount of the charge (in Rs.) 50,400,000.00

(e). Particulars of the property charged

Whole of the movable properties and immovable properties situated at UPSIDC Industrial Area, Karchana, Allahabad, of erstwhile Recron Synthetics Limited, the Transferor Company.

14. Short particulars of the property charged (including location of the property)

Movables and immovable properties situated at A/10-A/27 at UPSIDC Industrial Area, Kailash Nagar, Karchana, Distt. Allahabad (both movables and immovables pertaining to the undertaking of erstwhile Recron Synthetics Limited the transferor company) For details please refer Annexure 3.

15(a). Whether any of the property or interest therein under reference is not registered in the name of the company

(•) Yes ( ) No

(b). If yes, in whose name *it is registered*

Erstwhile Recron Synthetics Limited (The Transferor Company) - Pending Mutation

Note : If more than one charge holder involved, details of extent of charge, particulars of property charged, amount secured to be provided in attachment

16. Date of latest modification prior to the present modification (DD/MM/YYYY)

17. Particulars of the present modification

Attachments

1. Instrument of creation or modification of charge [Attach]
2. Instrument evidencing creation or modification of charge in case of acquisition of property which is already subject to charge [Attach]
3. Particulars of all joint charge holder [Attach]
4. Optional attachment(s) - if any [Attach]

List of attachments

RSL - deed of hypothecation - 1-12-1993 (5).p
Form 21-IPCL.pdf

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete I have been authorised by the board of directors' resolution dated 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) Shashikala L Rao

Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

Verification

To the best of my/ our knowledge and belief, the information given in this form and its attachments is correct and complete. I/ we am/ are duly authorised to sign this form.

To be digitally signed by

Designation: Dy. General Manager

Charge holder: R. GANESH

To be digitally signed by

Designation:

ARC or assignee

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification (other than those related to debentures) is hereby registered

Digital signature of the authorising officer

Document 12

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN	:	A05377692

Service Request Date : 27-10-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

FORM 8

[Pursuant to sections 125, 127, 132 and 135 and Pursuant to section 600 read with 125, 127, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures) including particulars of modification of charge by asset reconstruction companies in terms of Securitisation Act and Securitisation and Reconstruction of Financial Assets and Enforcement of Securities Interest (SARFASI) Act, 2002

Note - All fields marked in * are to be mandatorily filled.

1(a). *This form is for (•) Creation of charge ( ) Modification of charge

(b). Whether charge is modified in favour of asset reconstruction company (ARC) or assignee ( ) Yes ( ) No

(c). Whether charge holder is authorised to assign the charge as per the charge agreement ( ) Yes ( ) No

(d). Charge identification (ID) number of the charge to be modified

2(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 Pre-fill

(b). Global location number (GLN) of company

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4(a).* Type of charge

A charge on:

- [ ] Uncalled share capital
- [x] Immovable property
- [ ] Any interest in immovable property
- [ ] Book debts
- [x] Movable property (not being pledge)
- [ ] Floating charge
- [ ] Others
- [ ] Calls made but not paid
- [ ] ship
- [ ] Goodwill
- [ ] Patent, license under a patent
- [ ] Trademark
- [ ] copyright or license under a copyright

(b). If others, specify

5. (a) * Whether consortium finance is involved ( ) Yes (•) No

(b). *Whether joint charge involved ( ) Yes (•) No

6. *Number of charge holder(s): 1

7. Particulars of the charge holder(s)

CIN	L65190MH2004GOI148838
*Name	INDUSTRIAL DEVELOPMENT BANK OF INDIA LIMITED
*Address Line I	IDBI TOWERWTC COMPLEX
Line II	CUFFE PARADE
*City	MUMBAI
*State	Maharashtra-MH
*ISO country code	IN
*Pin code	400005
*e-mail ID	r.godbole@idbi.co.in

Pre-fill

8. *Nature or description of the instrument(s) creating or modifying the charge (copy to be attached)

Deed of Hypothecation dated 7th October, 1996 and Equitable Mortgage created on 25th October, 1996 and pursuant to the Scheme of Amalgamation the details of which are provided in Annexure 1.

9. *Date of the instrument creating or modifying the charge 07/10/1996 (DD/MM/YYYY)

10(a). *Whether charge created or modified outside India ○ Yes ⦿ No

(b). In case of charge created or modified outside India on the property situated outside India, the date of receipt of the document in india. (DD/MM/YYYY)

11. *Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 250,000,000.00

12. Brief particulars of the principal terms and conditions and extent and operation of the charge

(a). *Rate of interest

21% per annum plus interest tax.

(b). *Terms of repayment

20 quarterly installments of Rs.125 lacs each commencing from 1st October, 1997 and ending on 1st July, 2002.

(c). *Margin

Not Applicable.

(d). *Extent and operation of the charge

(a) The charge operates as security inter alia for the due repayment by the Company to IDBI of its Term loan of Rs.2500 lacs, together with interest, additional interest, liquidated damages, commitment charges, premia on prepayment, or on redemption, costs, charges, expenses and all other monies payable by the Company to IDBI in respect thereof. (b) The security created under the said Deed of Hypothecation is to be a continuing security.

(e). Others

13. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a). Date of instrument creating or evidencing the charge | 07/10/1996 | (DD/MM/YYYY)

(b). Description of the instrument creating or evidencing the charge

Deed of Hypothecation dated 7th October, 1996 and Equitable Mortgage created on 25th October, 1996 and pursuant to the Scheme of Amalgamation the details of which are provided in Annexure 1.

(c). Date of acquisition of the property 27/09/2006 (DD/MM/YYYY)

(d). Amount of the charge (in Rs.) 250,000,000.00

(e). Particulars of the property charged

Whole of the movable properties and immovable properties situated at UPSIDC Industrial Area, Karachana, Allahabad, of erstwhile Recron Synthetics Limited, the Transferor Company.

14. *Short particulars of the property charged (including location of the property)

Whole of the movable properties and immovable properties situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karachana, P.O.: T.S.L. District Allahabad - 211 010, Uttar Pradesh, of erstwhile Recron Synthetics Limited, the Transferor Company, as detailed in Annexure 2.

15(a). *Whether any of the property or interest therein under reference is not registered in the name of the company

(•) Yes ( ) No

(b). If yes, in whose name it is registered

Erstwhile Recron Synthetics Limited (The Transferor Company) - Pending Mutation

Note : If more than one charge holder involved, details of extent of charge, particulars of property charged, amount secured to be provided in attachment.

16. Date of latest modification prior to the present modification (DD/MM/YYYY)

17. Particulars of the present modification

Attachments

List of attachments

RSL - deed of hypothecation - 7-10-1996 (6).p
Form 21-IPCL.pdf

1. Instrument of creation or modification of charge [Attach]

2. Instrument evidencing creation or modification of charge in case of acquisition of property which is already subject to charge [Attach]

3. Particulars of all joint charge holder [Attach]

4. Optional attachment(s) - if any [Attach]

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Shashikala L Rao

Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

Verification

To the best of my/ our knowledge and belief, the information given in this form and its attachments is correct and complete. I/ we am/ are duly authorised to sign this form.

To be digitally signed by

*Designation: Dy. General Manager

*Charge holder: R. GANESH

To be digitally signed by

Designation:

ARC or assignee:

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification (other than those related to debentures) is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document No 13

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN	: A05377809	Service Request Date : 27-10-2006

Received From:

Name	:	Shashikala Lakshmana Rao
Address	:	D-1003, Phase I, Lake Florence, Lake Homes, Powai Vihar, Powai Mumbai,Maharashtra INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name	:	INDIAN PETROCHEMICALS CORPORATION LIMITED
Address	:	P.O. PETROCHEMICALS-391345, DIST:VADODARA,,Gujarat, INDIA. -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form8	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

RSL - [illegible]

FORM 8

[Pursuant to sections 125, 127, 132 and 135 and Pursuant to section 600 read with 125, 127, 132 and 135 of the Companies Act, 1956]

Particulars for creation or modification of charges (other than those related to debentures) including particulars of modification of charge by asset reconstruction companies in terms of Securitisation Act and Securitisation and Reconstruction of Financial Assets and Enforcement of Securities Interest (SARFASI) Act, 2002

Note - All fields marked in * are to be mandatorily filled.

1(a). *This form is for (•) Creation of charge ( ) Modification of charge

(b). Whether charge is modified in favour of asset reconstruction company (ARC) or assignee ( ) Yes ( ) No

(c). Whether charge holder is authorised to assign the charge as per the charge agreement ( ) Yes ( ) No

(d). Charge identification (ID) number of the charge to be modified [ ]

2(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company [ ]

3(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4(a).* Type of charge

A charge on:

- [ ] Uncalled share capital
- [x] Immovable property
- [ ] Any interest in immovable property
- [ ] Book debts
- [x] Movable property (not being pledge)
- [ ] Floating charge
- [ ] Others
- [ ] Calls made but not paid
- [ ] ship
- [ ] Goodwill
- [ ] Patent, license under a patent
- [ ] Trademark
- [ ] copyright or license under a copyright

(b).If others, specify [ ]

5. (a) * Whether consortium finance is involved ( ) Yes (•) No

(b). *Whether joint charge involved ( ) Yes (•) No

6.*Number of charge holder(s): 1

7. Particulars of the charge holder(s)

CIN	L65190MH2004GOI148838
*Name	INDUSTRIAL DEVELOPMENT BANK OF INDIA LIMITED
*Address Line I	IDBI TOWERWTC COMPLEX
Line II	CUFFE PARADE
*City	MUMBAI
*State	Maharashtra-MH
*ISO country code	IN
*Pin code	400005
*e-mail ID	r.godbole@idbi.co.in

Pre-fill

8. *Nature or description of the instrument(s) creating or modifying the charge (copy to be attached)

Deed of Hypothecation dated 7th October, 1996 and Equitable Mortgage created on 12th February,1998 and pursuant to the Scheme of Amalgamation the details of which are provided in Annexure 1.

9. *Date of the instrument creating or modifying the charge 07/10/1996 (DD/MM/YYYY)

10(a). *Whether charge created or modified outside India ○ Yes ⦿ No

(b). In case of charge created or modified outside India on the property situated outside India, the date of receipt of the document in india. (DD/MM/YYYY)

11. *Amount secured by the charge
(In case the amount is in foreign currency, rupee equivalent to be stated) (in Rs.) 100,000,000.00

12. Brief particulars of the principal terms and conditions and extent and operation of the charge

(a). *Rate of interest

Guarantee Commission @1.6% per annum.

(b). *Terms of repayment

Guarantee for a period of Four years extendable for a further period of five years on terms and conditions prevailing as on the date of extension.

(c). *Margin

Not Applicable

(d). *Extent and operation of the charge

Please refer Annexure 2.

(e). Others

13. In case of acquisition of property, subjected to charge, furnish the details relating to the existing charge on the property so acquired

(a). Date of instrument creating or evidencing the charge 07/10/1996 (DD/MM/YYYY)

(b). Description of the instrument creating or evidencing the charge

Deed of Hypothecation dated 7th October, 1996 and Equitable Mortgage created on 12th February,1998 and pursuant to the Scheme of Amalgamation the details of which are provided in Annexure 1.

(c). Date of acquisition of the property 27/09/2006 (DD/MM/YYYY)

(d). Amount of the charge (in Rs.) 100,000,000.00

(e). Particulars of the property charged

Whole of the movable properties and immovable properties situated at UPSIDC Industrial Area, Karachana, Allahabad, of erstwhile Recron Synthetics Limited, the Transferor Company.

14. *Short particulars of the property charged (including location of the property)

Whole of the movable properties and immovable properties situated at A/10-A/27, UPSIDC Industrial Area, Kailash Nagar, Karachana, P.O.: T.S.L. District Allahabad - 211 010, Uttar Pradesh, of erstwhile Recron Synthetics Limited, the Transferor Company, as detailed in Annexure 3.

15(a). *Whether any of the property or interest therein under reference is not registered in the name of the company

(•) Yes ( ) No

(b). If yes, in whose name it is registered

Erstwhile Recron Synthetics Limited (The Transferor Company) - Pending Mutation

Note : If more than one charge holder involved, details of extent of charge, particulars of property charged, amount secured to be provided in attachment.

16. Date of latest modification prior to the present modification [ ] (DD/MM/YYYY)

17. Particulars of the present modification

Attachments

List of attachments

RSL - deed of hypothecation - 7-10-1996 (7).p

Form 21-IPCL.pdf

1. Instrument of creation or modification of charge [Attach]
2. Instrument evidencing creation or modification of charge in case of acquisition of property which is already subject to charge [Attach]
3. Particulars of all joint charge holder [Attach]
4. Optional attachment(s) - if any [Attach]

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Shashikala L Rao

Designation: Secretary

Director identification number of the director or membership number of the secretary: 3866

Verification

To the best of my/ our knowledge and belief, the information given in this form and its attachments is correct and complete. I/ we am/ are duly authorised to sign this form.

To be digitally signed by

*Designation: Dy. General Manager

*Charge holder: R. GANESH

To be digitally signed by

Designation:

ARC or assignee:

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge creation or modification (other than those related to debentures) is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document No 18

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN	: A07394950	Service Request Date : 16-12-2006
Received From:		
Name	: JIGNESH GOVIND BHAI BHAVSAR	
Address	: 0269/B,VAIKUNTH SOCIETY, WAGHODIA ROAD, BARODA,Gujarat INDIA - 390019	
Name & Address of the company		
Name	: INDIAN PETROCHEMICALS CORPORATION LIMITED	
CIN	: L23200GJ1969PLC001569	

Full Particulars of eFiling	**Amount**
Service Description	**Rs.**
Fee For FormCAR	Nil

NC

Nagother.

FORM I

Form for filing cost audit report and other documents with the Central Government

[Pursuant to section 233B(4), 600(3)(b) of the Companies Act, 1956 and rule 2(c) and rule 4 of the Cost Audit (Report) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

I. General information of the company

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. **Cost audit report (CAR) pertains to:**

(a). *Name of the industry: Chemical

(b). *Product or activities: Manufacturing of Petrochemical Products

(c). Central excise tariff chapter heading: 29

(d). *Name and location of the unit: IPCL MGCC COMPLEX NAGOTHANE

(e). *State where unit is located: Maharashtra-MH

(f). *Financial year From 01/04/2005 (DD/MM/YYYY) To 31/03/2006 (DD/MM/YYYY)

4. *Location of other sites manufacturing or producing or processing or mining the product or carrying out the activity under reference (refer CAR annexure 1.5)

1. Baroda Complex 2. Gandhar Complex,3. Hoshiarpur complex, 4. Allahabad Complex, 5. Silvassa Complex, 6. Nagpur Complex, 7. Barabanki Complex, 8. Orissa Complex

5(a). *Income-tax permanent account number (PAN) of cost auditor: AAGFK4797E

(b). *Name of the cost auditor or firm: K J MEHTA AND CO

(c). *Membership number of cost auditor: 4733

6. *Cost audit order number: 52/58/CAB-91 dated 08/01/1991 (DD/MM/YYYY)

7. *Service request number (SRN) of relevant Form 23C seeking approval of appointment of the cost auditor: Z99999997 dated 08/01/1991 (DD/MM/YYYY)

8. *Whether the cost audit report has been qualified or contains adverse remarks ○ Yes ◉ No

9. *Whether there is any transaction with the related parties during the period to which the cost audit report pertains ◉ Yes ○ No

II. *Quantitative information (for the product or activity under reference)

Unit of measurement (UoM) MT

S.No.	Particulars	CAR annexure reference	Current year	Previous year
1.	Total available capacity	4.3	400000.00	400000.00
2.	Total production quantity	4.5	412964.02	419757.74
3.	Capacity utilisation percentage	4.7	100.00	100.00
4.	Total available quantity	4.9	416863.92	421792.50
5.	Quantity captively consumed	4.10	399791.41	406618.80
6.	Quantity sold (domestic)	4.11 (a+b)	14215.85	11273.79
7.	Quantity sold (exports)	4.11 (c+d+e)	0.00	0.00
8.	Closing stock (finished goods)	4.12	2856.66	3899.90

III. Export commitments (amount in Rs. thousands) - [As per cost auditor's certificate - para 3(g)]

A. Export commitments 395598.86 B. Actual exports towards export commitment 369614.33

IV. *Standard and actual consumption per unit (for the product or activity under reference)

S.No.	Particulars	Unit (specify)	Standard (Quantity/ unit)	Actuals (Quantity/ unit)	
				Current year	Previous year
	Consumption of input materials per unit [Annexure 5(B)] - Specify details of major input materials, components				
1.	C2/C3	MT/MT	1.02	0.99	0.96
2.	Propane	MT/MT	0.38	0.37	0.44
3.	FCC-C3	MT/MT	0.06	0.06	0.07
4.	L.P.G.	MT/MT		0.00	0.00
5.	PROPYLENE	MT/MT	0.03	0.03	0.00
	Consumption of power, fuel and utilities per unit [Annexure 7(B)]				
1.	Power	MWH	0.10	0.09	0.09
2.	Fuel Gas	MT	0.29	0.29	0.29
3.	Cooling Water	KM3	0.25	0.24	0.23
4.	Comp. Air	KNM3	0.06	0.05	0.06
5.	Steam	MT	0.40	0.54	0.39

V. *Key information from Cost Audit Report (for the product or activity under reference)

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
1.	Total employee costs	8B.6	Rs. in thousands	821204.10	824332.00
2.	Total repairs and maintenance	9.5	Rs. in thousands	92338.00	74520.00
3.	Depreciation absorbed	10.5	Rs. in thousands	1077422.00	1150383.00
4.	Total overheads	12 (1 to 4)	Rs. in thousands	1962107.34	2197350.85
5.	Total research and development expenses	13.5	Rs. in thousands	35461.00	35036.25
6.	Total royalty and technical know how charges	14.5	Rs. in thousands	0.00	0.00
7.	Total quality control expenses	15.6	Rs. in thousands	48861.00	51527.00
8.	Total pollution control expenses	16.6	Rs. in thousands	38916.00	29108.00
9.	Total abnormal non-recurring costs	17	Rs. in thousands	4040.00	0.00
10.	Total closing stock	18.(A).e2	Rs. in thousands	2578307.56	1462018.00
11.	Total value of non-moving stock	18.(A).e3	Rs. in thousands	157581.00	115686.00
12.	Non-moving stock to closing stock	18.(A).e4	Percentage	6.11	7.91
13.	Total written off stock	18.(B).5	Rs. in thousands	0.00	0.00
14.	Total value of inventory as per cost accounts	19.(A).10	Rs. in thousands	2578307.56	1462018.00
15.	Total value of inventory as per financial accounts	19.(A).11	Rs. in thousands	2469290.56	1351837.00
16.	Estimated demand of the product in the country	22.2	MT	4052500.00	3343000.00
17.	Total production in the country	22.3	MT	4348795.00	4070889.00
18.	Quantities imported in the country	22.4	MT	474811.00	299000.00
19.	Percentage share of the company in total inland production	22.6	Percentage	26.65	25.84
20.	Net sales (excluding excise duty)	23.3	Rs. in thousands	27235982.80	27198979.00
21.	Adjustments in stocks	23.4	Rs. in thousands	776765.00	177633.00
22.	Cost of bought out materials and services	23.5	Rs. in thousands	14408497.00	12098529.00
23.	Value added	23.6	Rs. in thousands	13604250.80	15278083.00
24.	Capital employed (for the product)	24.1	Rs. in thousands	9636182.44	11562586.70
25.	Net worth (for the product)	24.2	Rs. in thousands	0.00	0.00

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
26.	Profit or Loss for the product	24.3	Rs. in thousands	9041124.92	10576551.00
27.	Operating expenses as a percentage of net sales (for the product)				
(a).	Material cost	24.5a	Percentage	48.79	40.52
(b).	Factory overheads	24.5b	Percentage	1.69	1.59
(c).	Royalty on production	24.5c	Percentage	0.00	0.00
(d).	Salaries and wages	24.5d	Percentage	1.10	1.11
(e).	Research and development expenses	24.5e	Percentage	0.13	0.13
(f).	Quality control	24.5f	Percentage	0.19	0.19
(g).	Administrative overheads	24.5g	Percentage	1.99	2.63
(h).	Selling and distribution	24.5h	Percentage	3.74	4.15
(i).	Interest	24.5i	Percentage	0.00	0.55
28.	Profit or Loss as a percentage of capital employed	24.6	Percentage	93.82	91.47
29.	Profit or Loss as a percentage of net worth	24.7	Percentage	0.00	0.00
30.	Profit or Loss as a percentage of net sales	24.8	Percentage	34.37	39.95
31.	Value addition as a percentage of net sale	24.10	Percentage	51.72	57.70
32.	Excise duty (ED) payable	27.D.1	Rs. in thousands	3607272.66	3327654.00
33.	ED paid through cenvat - inputs	27.D.2.a	Rs. in thousands	1594462.22	1795394.89
34.	ED paid though cenvat - capital goods	27.D.2.b	Rs. in thousands	27354.72	26425.00
35.	Personal Ledger Account (PLA)	27.D.2.c	Rs. in thousands	1985455.72	1505834.11
36.	Total	27.D.2	Rs. in thousands	3607272.66	3327654.00

VI. *Margin per unit of output (for the product or activity under reference) - Annexure 21

S. No	Particulars	Current Year			Previous Year		
		Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs/ unit)	Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs./ unit)
	Purchased goods ◯ Yes ⦿ No If yes, specify details of major products						
1.							
2.							
	Loan license basis ◯ Yes ⦿ No If yes, specify details of major product						
2.							
	Own manufactured ⦿ Yes ◯ No If yes, specify details of major product						
1.	LDPE	34408.22	50673.05	16264.83	31071.12	50549.59	19478.47
2.	PPHP	33498.33	52107.40	18609.07	28711.28	44504.18	15792.90
3.	LLDPE	34042.06	53227.21	19185.15	30340.04	48696.71	18356.67
4.	HDPE	32781.89	52040.68	19258.79	29182.91	45279.95	16097.04
5.	MEG	20928.45	46418.67	25490.22	18634.13	46150.92	27516.79

Attachments

1. *Cost audit report as per the Cost Audit (Report) Rules, 2001 [Attach]
2. Optional attachment(s) - if any [Attach]

List of attachments

IPCL_CAR 0506 Final.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in the form and its attachments is correct and complete.

We have been authorised by the board of directors' resolution dated * 17/10/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) — Shashikala L Rao

Director of the company — Sandesh Kumar J Anand

Cost auditor — Kiran J. Mehta 510933

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] [Submit to BO]

Document . No 19

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN : A07532625 **Service Request Date :** 19-12-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

CIN : L23200GJ1969PLC001569

Full Particulars of eFiling	Amount
Service Description	**Rs.**
Fee For FormCAR	Nil

FORM I

[Pursuant to section 233B(4), 600(3)(b) of the Companies Act, 1956 and rule 2(c) and rule 4 of the Cost Audit (Report) Rules, 2001]

Form for filing cost audit report and other documents with the Central Government

Note - All fields marked in * are to be mandatorily filled.

I. General information of the company

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. **Cost audit report (CAR) pertains to:**

(a). *Name of the industry: Polyester

(b). *Product or activities: PFY

(c). Central excise tariff chapter heading: 54

(d). *Name and location of the unit: IPCL ALLAHABAD COMPLEX

(e). *State where unit is located: Uttar Pradesh-UP

(f). *Financial year From 01/04/2005 (DD/MM/YYYY) To 31/03/2006 (DD/MM/YYYY)

4. *Location of other sites manufacturing or producing or processing or mining the product or carrying out the activity under reference (refer CAR annexure 1.5)

HOSIARPUR COMPLEX, SILVASSA COMPLEX, NAGPUR COMPLEX, BARABANKI COMPLEX, ORISSA COMPLEX, BARODA COMPLEX, GANDHAR COMPLEX, NAGOTHANE COMPLEX

5(a). *Income-tax permanent account number (PAN) of cost auditor: ABOPS0318J

(b). *Name of the cost auditor or firm: RAMESH CHANDRA SRIVASTAVA

(c). *Membership number of cost auditor: 713

6. *Cost audit order number: 52/223/CAB/2006 dated 21/09/2006 (DD/MM/YYYY)

7. *Service request number (SRN) of relevant Form 23C seeking approval of appointment of the cost auditor: Z99999997 dated 11/02/2005 (DD/MM/YYYY)

8. *Whether the cost audit report has been qualified or contains adverse remarks ○ Yes ⦿ No

9. *Whether there is any transaction with the related parties during the period to which the cost audit report pertains ⦿ Yes ○ No

II. *Quantitative information (for the product or activity under reference)

Unit of measurement (UoM) MT

S.No.	Particulars	CAR annexure reference	Current year	Previous year
1.	Total available capacity	4.3	660000.00	0.00
2.	Total production quantity	4.5	68955.00	0.00
3.	Capacity utilisation percentage	4.7	100.00	0.00
4.	Total available quantity	4.9	70745.00	0.00
5.	Quantity captively consumed	4.10	6093.40	0.00
6.	Quantity sold (domestic)	4.11 (a+b)	57339.00	0.00
7.	Quantity sold (exports)	4.11 (c+d+e)	4667.00	0.00
8.	Closing stock (finished goods)	4.12	2635.40	0.00

III. Export commitments (amount in Rs. thousands) - [As per cost auditor's certificate - para 3(g)]

A. Export commitments [ ] B. Actual exports towards export commitment [ ]

IV. *Standard and actual consumption per unit (for the product or activity under reference)

S.No.	Particulars	Unit (specify)	Standard (Quantity/ unit)	Actuals (Quantity/ unit)	
				Current year	Previous year
	Consumption of input materials per unit [Annexure 5(B)] - Specify details of major input materials, components				
1.	PTA	MT/MT	0.85	0.85	0.00
2.	DMT	MT/MT	0.99	0.99	0.00
3.	MEG	MT/MT	0.34	0.34	0.00
4.					
5.					
	Consumption of power, fuel and utilities per unit [Annexure 7(B)]				
1.	POWER	KWH/MT	488.95	420.15	0.00
2.	STEAM	KG/MT	200.91	218.80	0.00
3.	FILTER AIR	NM3/MT	1003.18	1046.07	0.00
4.	INSTRUMENT AIR	NM3/MT	173.40	183.53	0.00
5.	HTM	MKCAL/MT	0.10	0.11	0.00

V. *Key information from Cost Audit Report (for the product or activity under reference)

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
1.	Total employee costs	8B.6	Rs. in thousands	184048.00	0.00
2.	Total repairs and maintenance	9.5	Rs. in thousands	22784.00	0.00
3.	Depreciation absorbed	10.5	Rs. in thousands	277154.00	0.00
4.	Total overheads	12 (1 to 4)	Rs. in thousands	1548142.00	0.00
5.	Total research and development expenses	13.5	Rs. in thousands	1851.00	0.00
6.	Total royalty and technical know how charges	14.5	Rs. in thousands	0.00	0.00
7.	Total quality control expenses	15.6	Rs. in thousands	9888.00	0.00
8.	Total pollution control expenses	16.6	Rs. in thousands	19353.00	0.00
9.	Total abnormal non-recurring costs	17	Rs. in thousands	0.00	0.00
10.	Total closing stock	18.(A).e2	Rs. in thousands	752026.00	0.00
11.	Total value of non-moving stock	18.(A).e3	Rs. in thousands	12008.00	0.00
12.	Non-moving stock to closing stock	18.(A).e4	Percentage	1.75	0.00
13.	Total written off stock	18.(B).5	Rs. in thousands	1208.00	0.00
14.	Total value of inventory as per cost accounts	19.(A).10	Rs. in thousands	70606.00	0.00
15.	Total value of inventory as per financial accounts	19.(A).11	Rs. in thousands	752026.00	0.00
16.	Estimated demand of the product in the country	22.2	MT	1192000.00	0.00
17.	Total production in the country	22.3	MT	1073349.00	0.00
18.	Quantities imported in the country	22.4	MT	36592.00	0.00
19.	Percentage share of the company in total inland production	22.6	Percentage	5.90	0.00
20.	Net sales (excluding excise duty)	23.3	Rs. in thousands	5393304.00	0.00
21.	Adjustments in stocks	23.4	Rs. in thousands	36383.00	0.00
22.	Cost of bought out materials and services	23.5	Rs. in thousands	5002801.00	0.00
23.	Value added	23.6	Rs. in thousands	426886.00	0.00
24.	Capital employed (for the product)	24.1	Rs. in thousands	3214813.00	0.00
25.	Net worth (for the product)	24.2	Rs. in thousands	0.00	0.00

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
26.	Profit or Loss for the product	24.3	Rs. in thousands	-211083.00	0.00
27.	Operating expenses as a percentage of net sales (for the product)				
(a).	Material cost	24.5a	Percentage	75.50	0.00
(b).	Factory overheads	24.5b	Percentage	20.50	0.00
(c).	Royalty on production	24.5c	Percentage	0.00	0.00
(d).	Salaries and wages	24.5d	Percentage	2.64	0.00
(e).	Research and development expenses	24.5e	Percentage	0.04	0.00
(f).	Quality control	24.5f	Percentage	0.19	0.00
(g).	Administrative overheads	24.5g	Percentage	1.41	0.00
(h).	Selling and distribution	24.5h	Percentage	2.89	0.00
(i).	Interest	24.5i	Percentage	0.86	0.00
28.	Profit or Loss as a percentage of capital employed	24.6	Percentage	-6.57	0.00
29.	Profit or Loss as a percentage of net worth	24.7	Percentage	-0.01	0.00
30.	Profit or Loss as a percentage of net sales	24.8	Percentage	-4.02	0.00
31.	Value addition as a percentage of net sale	24.10	Percentage	8.14	0.00
32.	Excise duty (ED) payable	27.D.1	Rs. in thousands	843521.00	0.00
33.	ED paid through cenvat - inputs	27.D.2.a	Rs. in thousands	801677.00	0.00
34.	ED paid though cenvat - capital goods	27.D.2.b	Rs. in thousands	28657.00	0.00
35.	Personal Ledger Account (PLA)	27.D.2.c	Rs. in thousands	13187.00	0.00
36.	Total	27.D.2	Rs. in thousands	843521.00	0.00

VI. *Margin per unit of output (for the product or activity under reference) - Annexure 21

S. No.	Particulars	Current Year			Previous Year		
		Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs/ unit)	Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs./ unit)
	Purchased goods ◯ Yes ⦿ No If yes, specify details of major products						
1.							
2.							
	Loan license basis ◯ Yes ⦿ No If yes, specify details of major product						
2.							
	Own manufactured ⦿ Yes ◯ No If yes, specify details of major product						
1.	PTA	55362.00	58630.00	3268.00	0.00	0.00	0.00
2.	POY	72027.00	67952.00	-4075.00	0.00	0.00	0.00
3.	FLAT	112793.00	112786.00	-7.00	0.00	0.00	0.00
4.	TEXTURED	82206.00	76365.00	-5841.00	0.00	0.00	0.00
5.	DYED	192568.00	129116.00	-63452.00	0.00	0.00	0.00

Attachments

1. *Cost audit report as per the Cost Audit (Report) Rules, 2001 [Attach]
2. Optional attachment(s) - if any [Attach]

List of attachments

Cost Audit Annexx & Proforma.pdf
Cost auditor report.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in the form and its attachments is correct and complete.

We have been authorised by the board of directors' resolution dated * 17/10/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) — Shashikala L Rao

Director of the company — Sandeeh Kumar J. Anand

Cost auditor — RAMESH CHANDRA SRIVASTAVA

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] [Submit to BO]

Document No 20

RECEIVED

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN	:	A07521305	**Service Request Date :** 19-12-2006
Received From:			
Name	:	Shashikala Lakshmana Rao	
Address	:	D-1003, Phase I, Lake Florence, Lake Homes, Powai Vihar, Powai Mumbai,Maharashtra INDIA - 400076	
Name & Address of the company			
Name	:	INDIAN PETROCHEMICALS CORPORATION LIMITED	
CIN	:	L23200GJ1969PLC001569	

Full Particulars of eFiling	**Amount**
Service Description	**Rs.**
Fee For FormCAR	Nil

FORM I

Form for filing cost audit report and other documents with the Central Government

[Pursuant to section 233B(4), 600(3)(b) of the Companies Act, 1956 and rule 2(c) and rule 4 of the Cost Audit (Report) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

I. General information of the company

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. **Cost audit report (CAR) pertains to:**

(a). *Name of the industry: Polyester

(b). *Product or activities: PSF, PSF-PFF, POY, CHIPS

(c). Central excise tariff chapter heading:

(d). *Name and location of the unit: Indian Petrochemicals Corporation Limited Hoshiarpur Complex

(e). *State where unit is located: Punjab-PB

(f). *Financial year From 01/04/2005 (DD/MM/YYYY) To 31/03/2006 (DD/MM/YYYY)

4. *Location of other sites manufacturing or producing or processing or mining the product or carrying out the activity under reference (refer CAR annexure 1.5)

a) Allahabad Complex , b) Silvassa Complex , c) Nagpur Complex , d) Barabanki Complex , e) Orissa Complex f) Baroda Complex, g) Gandhar Complex h) Nagothane Complex

5(a). *Income-tax permanent account number (PAN) of cost auditor: ACWPK1431D

(b). *Name of the cost auditor or firm: V Kumar and Associates

(c). *Membership number of cost auditor: 9982

6. *Cost audit order number: 52/76/CAB-91 dated 22/05/2006 (DD/MM/YYYY)

7. *Service request number (SRN) of relevant Form 23C seeking approval of appointment of the cost auditor: Z99999997 dated 20/05/2005 (DD/MM/YYYY)

8. *Whether the cost audit report has been qualified or contains adverse remarks ○ Yes ◉ No

9. *Whether there is any transaction with the related parties during the period to which the cost audit report pertains ◉ Yes ○ No

II. *Quantitative information (for the product or activity under reference)

Unit of measurement (UoM) Metric Tons

S.No.	Particulars	CAR annexure reference	Current year	Previous year
1.	Total available capacity	4.3	110200.00	124700.00
2.	Total production quantity	4.5	105208.00	100674.00
3.	Capacity utilisation percentage	4.7	95.00	81.00
4.	Total available quantity	4.9	110287.00	103955.00
5.	Quantity captively consumed	4.10	1731.00	2234.00
6.	Quantity sold (domestic)	4.11 (a+b)	92019.00	88091.00
7.	Quantity sold (exports)	4.11 (c+d+e)	13850.00	8551.00
8.	Closing stock (finished goods)	4.12	2687.00	5079.00

III. Export commitments (amount in Rs. thousands) - [As per cost auditor's certificate - para 3(g)]

A. Export commitments 734277.00 B. Actual exports towards export commitment 391411.00

IV. *Standard and actual consumption per unit (for the product or activity under reference)

S.No.	Particulars	Unit (specify)	Standard (Quantity/ unit)	Actuals (Quantity/ unit)	
				Current year	Previous year
	Consumption of input materials per unit [Annexure 5(B)] - Specify details of major input materials, components				
1.	PTA	kgs/kgs	0.87	0.87	0.88
2.	MEG	KGS/KGS	0.34	0.34	0.34
3.					
4.					
5.					
	Consumption of power, fuel and utilities per unit [Annexure 7(B)]				
1.	POWER	MWH/MT	0.27	0.27	0.28
2.	STEAM	MT/MT	1.11	1.09	1.17
3.	DOW VAPOUR	MKCAL/MT	0.55	0.58	0.56
4.	CHILLED WATER	MKCAL/MT	0.16	0.12	0.13
5.					

V. *Key information from Cost Audit Report (for the product or activity under reference)

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
1.	Total employee costs	8B.6	Rs. in thousands	148059.00	126986.00
2.	Total repairs and maintenance	9.5	Rs. in thousands	77504.00	73514.00
3.	Depreciation absorbed	10.5	Rs. in thousands	297129.00	307422.00
4.	Total overheads	12 (1 to 4)	Rs. in thousands	38394.00	33023.00
5.	Total research and development expenses	13.5	Rs. in thousands	0.00	0.00
6.	Total royalty and technical know how charges	14.5	Rs. in thousands	17.00	26.00
7.	Total quality control expenses	15.6	Rs. in thousands	18555.00	16869.00
8.	Total pollution control expenses	16.6	Rs. in thousands	5456.39	5426.78
9.	Total abnormal non-recurring costs	17	Rs. in thousands	0.00	0.00
10.	Total closing stock	18.(A).e2	Rs. in thousands	606672.00	746460.00
11.	Total value of non-moving stock	18.(A).e3	Rs. in thousands	34827.00	31386.00
12.	Non-moving stock to closing stock	18.(A).e4	Percentage	5.74	4.20
13.	Total written off stock	18.(B).5	Rs. in thousands	0.00	0.00
14.	Total value of inventory as per cost accounts	19.(A).10	Rs. in thousands	607051.00	746348.00
15.	Total value of inventory as per financial accounts	19.(A).11	Rs. in thousands	594409.00	754663.00
16.	Estimated demand of the product in the country	22.2			
17.	Total production in the country	22.3			
18.	Quantities imported in the country	22.4			
19.	Percentage share of the company in total inland production	22.6	Percentage		
20.	Net sales (excluding excise duty)	23.3	Rs. in thousands	6800259.00	6384021.00
21.	Adjustments in stocks	23.4	Rs. in thousands	-220557.00	167489.00
22.	Cost of bought out materials and services	23.5	Rs. in thousands	5810803.00	6062951.00
23.	Value added	23.6	Rs. in thousands	768899.00	488559.00
24.	Capital employed (for the product)	24.1	Rs. in thousands	3007068.00	3047033.00
25.	Net worth (for the product)	24.2	Rs. in thousands	0.01	2137943.00

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
26.	Profit or Loss for the product	24.3	Rs. in thousands	159941.00	-101546.00
27.	Operating expenses as a percentage of net sales (for the product)				
(a).	Material cost	24.5a	Percentage	75.17	88.46
(b).	Factory overheads	24.5b	Percentage	0.59	0.49
(c).	Royalty on production	24.5c	Percentage	0.00	0.00
(d).	Salaries and wages	24.5d	Percentage	2.16	2.00
(e).	Research and development expenses	24.5e	Percentage	0.00	0.00
(f).	Quality control	24.5f	Percentage	0.27	0.27
(g).	Administrative overheads	24.5g	Percentage	0.99	0.90
(h).	Selling and distribution	24.5h	Percentage	6.47	4.34
(i).	Interest	24.5i	Percentage	0.00	0.00
28.	Profit or Loss as a percentage of capital employed	24.6	Percentage	5.32	-0.01
29.	Profit or Loss as a percentage of net worth	24.7	Percentage	6.99	-0.01
30.	Profit or Loss as a percentage of net sales	24.8	Percentage	2.33	-0.01
31.	Value addition as a percentage of net sale	24.10	Percentage	11.19	-0.01
32.	Excise duty (ED) payable	27.D.1	Rs. in thousands	918578.00	1051664.00
33.	ED paid through cenvat - inputs	27.D.2.a	Rs. in thousands	891965.00	858239.00
34.	ED paid though cenvat - capital goods	27.D.2.b	Rs. in thousands	26613.00	28272.00
35.	Personal Ledger Account (PLA)	27.D.2.c	Rs. in thousands	0.00	165153.00
36.	Total	27.D.2	Rs. in thousands	918578.00	1051664.00

VI. *Margin per unit of output (for the product or activity under reference) - Annexure 21

S. No.	Particulars	Current Year			Previous Year		
		Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs/ unit)	Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs./ unit)
	Purchased goods ◯ Yes ⦿ No If yes, specify details of major products						
1.							
2.							
	Loan license basis ◯ Yes ⦿ No If yes, specify details of major product						
1.							
2.							
	Own manufactured ⦿ Yes ◯ No If yes, specify details of major product						
1.	PSF	60.94	65.57	4.63	65.62	66.69	1.07
2.	PSF-PFF/BALL FIBRE	66.83	58.23	-8.60	63.29	55.62	-7.67
3.	POY	70.41	65.11	-5.30	76.07	68.81	-7.26
4.	PE CHIPS	55.63	56.32	0.69	56.93	54.04	-2.89
5.							

Attachments

1. *Cost audit report as per the Cost Audit (Report) Rules, 2001 [Attach]
2. Optional attachment(s) - if any [Attach]

List of attachments

IPCL-HC Cost Audit Report 05-06.pdf
IPCL-HC Cost Audit-2005-06.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in the form and its attachments is correct and complete.

We have been authorised by the board of directors' resolution dated * 17/10/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) — Shashikala L Rao

Director of the company — Sandesh Kumar J Anand

Cost auditor — Vimal Kumar

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] [Submit to BO]

Document No 21

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN : A07521099 **Service Request Date :** 19-12-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

CIN : L23200GJ1969PLC001569

Full Particulars of eFiling	Amount
Service Description	**Rs.**
Fee For FormCAR	Nil

FORM I

Form for filing cost audit report and other documents with the Central Government

[Pursuant to section 233B(4), 600(3)(b) of the Companies Act, 1956 and rule 2(c) and rule 4 of the Cost Audit (Report) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

I. General information of the company

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. **Cost audit report (CAR) pertains to:**

(a). *Name of the industry: Chemical

(b). *Product or activities: Manufacturing of Petrochemicals Products

(c). Central excise tariff chapter heading: 39

(d). *Name and location of the unit: Baroda

(e). *State where unit is located: Gujarat-GJ

(f). *Financial year From 01/04/2005 (DD/MM/YYYY) To 31/03/2006 (DD/MM/YYYY)

4. *Location of other sites manufacturing or producing or processing or mining the product or carrying out the activity under reference (refer CAR annexure 1.5)

1) MGCC-Maharashtra, (2) GGCC-Dahej-Gujarat.(3)Hoshiarpur Complex Punjab (4) Allababad Complex-U.P.(5) Silvassa Complex--UTDNH, (6) Nagpur Complex. Nagpur (7) Barabanki -UP, (8) Orissa Complex ,Orissa

5(a). *Income-tax permanent account number (PAN) of cost auditor: AAHPD6022C

(b). *Name of the cost auditor or firm: Diwanji and Associates

(c). *Membership number of cost auditor: 753

6. *Cost audit order number 52/58/CAB-9 dated 17/04/1993 (DD/MM/YYYY)

7. *Service request number (SRN) of relevant Form 23C seeking approval of appointment of the cost auditor: Z99999997 dated 25/07/2005 (DD/MM/YYYY)

8. *Whether the cost audit report has been qualified or contains adverse remarks ○ Yes ⦿ No

9. *Whether there is any transaction with the related parties during the period to which the cost audit report pertains ⦿ Yes ○ No

II. *Quantitative information (for the product or activity under reference)

Unit of measurement (UoM) MT

S.No.	Particulars	CAR annexure reference	Current year	Previous year
1.	Total available capacity	4.3	857960.00	852960.00
2.	Total production quantity	4.5	983050.00	1001506.00
3.	Capacity utilisation percentage	4.7	100.00	100.00
4.	Total available quantity	4.9	1013609.00	1027656.00
5.	Quantity captively consumed	4.10	503732.00	521181.00
6.	Quantity sold (domestic)	4.11 (a+b)	438074.00	447995.00
7.	Quantity sold (exports)	4.11 (c+d+e)	34474.00	33197.00
8.	Closing stock (finished goods)	4.12	37205.00	25205.00

III. Export commitments (amount in Rs. thousands) - [As per cost auditor's certificate - para 3(g)]

A. Export commitments 107640.00 B. Actual exports towards export commitment 32247.00

IV. *Standard and actual consumption per unit (for the product or activity under reference)

S.No.	Particulars	Unit (specify)	Standard (Quantity/ unit)	Actuals (Quantity/ unit) Current year	Previous year
	Consumption of input materials per unit [Annexure 5(B)] - Specify details of major input materials, components				
1.	NAPHTHA IN CRACKER	MT	3.38	3.25	3.27
2.	ETHYLENE IN LDPE	MT	1.02	1.02	1.02
3.	VCM IN PVC	MT	1.01	1.03	1.01
4.	PROPYLENE IN PPADL	MT	1.04	1.04	1.04
5.	N PARAFFIN IN LAB	MT	0.84	0.84	0.89
	Consumption of power, fuel and utilities per unit [Annexure 7(B)]				
1.	POWER IN CRACKER	MWH	0.03	0.03	0.03
2.	POWER IN LDPE	MWH	1.01	1.03	1.06
3.	POWER IN PVC	MWH	0.17	0.17	0.16
4.	POWER IN PPADL	MWH	0.18	0.16	0.17
5.	POWER IN LAB	MWH	0.28	0.30	0.27

V. *Key information from Cost Audit Report (for the product or activity under reference)

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
1.	Total employee costs	8B.6	Rs. in thousands	606600.00	579913.00
2.	Total repairs and maintenance	9.5	Rs. in thousands	159400.00	230932.00
3.	Depreciation absorbed	10.5	Rs. in thousands	455200.00	475218.00
4.	Total overheads	12 (1 to 4)	Rs. in thousands	1182422.00	1965680.00
5.	Total research and development expenses	13.5	Rs. in thousands	36185.00	33107.00
6.	Total royalty and technical know how charges	14.5	Rs. in thousands	0.00	0.00
7.	Total quality control expenses	15.6	Rs. in thousands	119639.00	122548.00
8.	Total pollution control expenses	16.6	Rs. in thousands	28470.00	36834.00
9.	Total abnormal non-recurring costs	17	Rs. in thousands	0.00	0.00
10.	Total closing stock	18.(A).e2	Rs. in thousands	4579848.00	3413995.00
11.	Total value of non-moving stock	18.(A).e3	Rs. in thousands	251000.00	97700.00
12.	Non-moving stock to closing stock	18.(A).e4	Percentage	5.48	0.18
13.	Total written off stock	18.(B).5	Rs. in thousands	0.00	0.00
14.	Total value of inventory as per cost accounts	19.(A).10	Rs. in thousands	4504616.00	3388069.00
15.	Total value of inventory as per financial accounts	19.(A).11	Rs. in thousands	4406609.00	3146622.00
16.	Estimated demand of the product in the country	22.2		4571500.00	4342000.00
17.	Total production in the country	22.3		5366937.00	4948189.00
18.	Quantities imported in the country	22.4		623704.00	326300.00
19.	Percentage share of the company in total inland production	22.6	Percentage	22.00	23.00
20.	Net sales (excluding excise duty)	23.3	Rs. in thousands	25400800.00	24163555.00
21.	Adjustments in stocks	23.4	Rs. in thousands	757700.00	174299.00
22.	Cost of bought out materials and services	23.5	Rs. in thousands	19639700.00	15013715.00
23.	Value added	23.6	Rs. in thousands	6518800.00	9324139.00
24.	Capital employed (for the product)	24.1	Rs. in thousands	4337520.00	6201903.00
25.	Net worth (for the product)	24.2	Rs. in thousands	0.00	0.00

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
26.	Profit or Loss for the product	24.3	Rs. in thousands	939382.00	292900.00
27.	Operating expenses as a percentage of net sales (for the product)				
(a).	Material cost	24.5a	Percentage	67.57	56.74
(b).	Factory overheads	24.5b	Percentage	2.73	4.84
(c).	Royalty on production	24.5c	Percentage	0.00	0.00
(d).	Salaries and wages	24.5d	Percentage	2.39	2.40
(e).	Research and development expenses	24.5e	Percentage	0.14	0.14
(f).	Quality control	24.5f	Percentage	0.47	0.51
(g).	Administrative overheads	24.5g	Percentage	1.55	2.78
(h).	Selling and distribution	24.5h	Percentage	0.37	0.52
(i).	Interest	24.5i	Percentage	0.00	0.17
28.	Profit or Loss as a percentage of capital employed	24.6	Percentage	21.66	4.72
29.	Profit or Loss as a percentage of net worth	24.7	Percentage	0.00	0.00
30.	Profit or Loss as a percentage of net sales	24.8	Percentage	3.70	1.21
31.	Value addition as a percentage of net sale	24.10	Percentage	25.66	38.59
32.	Excise duty (ED) payable	27.D.1	Rs. in thousands	5144200.00	5273600.00
33.	ED paid through cenvat - inputs	27.D.2.a	Rs. in thousands	4248300.00	3777597.00
34.	ED paid though cenvat - capital goods	27.D.2.b	Rs. in thousands	54700.00	52100.00
35.	Personal Ledger Account (PLA)	27.D.2.c	Rs. in thousands	841200.00	1443940.00
36.	Total	27.D.2	Rs. in thousands	5144200.00	5273637.00

VI. ***Margin per unit of output (for the product or activity under reference) - Annexure 21**

S. No.	Particulars	Current Year			Previous Year		
		Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs/ unit)	Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs./ unit)
	Purchased goods ◯ Yes ⦿ No If yes, specify details of major products						
1.							
2.							
	Loan license basis ◯ Yes ⦿ No If yes, specify details of major product						
2.							
	Own manufactured ⦿ Yes ◯ No If yes, specify details of major product						
1.	LDPE	61020.00	52181.00	-8839.00	55873.00	51771.00	-4102.00
2.	PVC	50328.00	41083.00	-9245.00	45494.00	45263.00	-231.00
3.	PPADL	43911.00	52014.00	8103.00	44826.00	45764.00	938.00
4.	LAB	50906.00	65791.00	14885.00	48781.00	45315.00	-3466.00
5.	PBR-2	57363.00	73369.00	16006.00	48333.00	60338.00	12005.00

Attachments

1. *Cost audit report as per the Cost Audit (Report) Rules, 2001 [Attach]
2. Optional attachment(s) - if any [Attach]

List of attachments

IPCL-CAR 05-06.pdf
IPCL-Optional Attachment-(2005-06).pd
Notes.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in the form and its attachments is correct and complete.

We have been authorised by the board of directors' resolution dated * 17/10/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) — Shashikala L Rao

Director of the company — Sandesh Kumar J Anand

Cost auditor — Shirish V Diwanji

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] [Submit to BO]

Document No 22

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN : A07587264 **Service Request Date :** 20-12-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

C[illegible] : L23200GJ1969PLC001569

Full Particulars of eFiling	**Amount**
Service Description	**Rs.**
Fee For FormCAR	Nil

FORM I

Form for filing cost audit report and other documents with the Central Government

[Pursuant to section 233B(4), 600(3)(b) of the Companies Act, 1956 and rule 2(c) and rule 4 of the Cost Audit (Report) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

I. General information of the company

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. **Cost audit report (CAR) pertains to:**

(a). *Name of the industry: Chemical

(b). *Product or activities: Manufacturing of Petrochemical Products

(c). Central excise tariff chapter heading: 39

(d). *Name and location of the unit: IPCL Gandhar Unit Dahej

(e). *State where unit is located: Gujarat-GJ

(f). *Financial year From 01/04/2005 (DD/MM/YYYY) To 31/03/2006 (DD/MM/YYYY)

4. *Location of other sites manufacturing or producing or processing or mining the product or carrying out the activity under reference (refer CAR annexure 1.5)

1 Vadodara Complex 2 Nagothane Complex 3 Hoshiarpur Complex 4 Allahabad Complex 5 Silvassa Complex 6 Nagpur Complex 7 Barabanki Complex 8 Orissa Complex

5(a). *Income-tax permanent account number (PAN) of cost auditor: AJPPS2517L

(b). *Name of the cost auditor or firm: S MALLIKARJUNA RAO

(c). *Membership number of cost auditor: 2424

6. *Cost audit order number: 52/58/CAB-91/CLB dated 17/04/1993 (DD/MM/YYYY)

7. *Service request number (SRN) of relevant Form 23C seeking approval of appointment of the cost auditor: Z99999999 dated 25/07/2005 (DD/MM/YYYY)

8. *Whether the cost audit report has been qualified or contains adverse remarks ○ Yes ◉ No

9. *Whether there is any transaction with the related parties during the period to which the cost audit report pertains ◉ Yes ○ No

II. *Quantitative information (for the product or activity under reference)

Unit of measurement (UoM) MT

S.No.	Particulars	CAR annexure reference	Current year	Previous year
1.	Total available capacity	4.3	1165761.00	949936.00
2.	Total production quantity	4.5	1415720.63	1359860.48
3.	Capacity utilisation percentage	4.7	100.00	100.00
4.	Total available quantity	4.9	1443334.92	1393666.16
5.	Quantity captively consumed	4.10	656789.00	648987.25
6.	Quantity sold (domestic)	4.11 (a+b)	524435.00	589111.22
7.	Quantity sold (exports)	4.11 (c+d+e)	211043.00	127922.55
8.	Closing stock (finished goods)	4.12	45326.17	27614.28

III. Export commitments (amount in Rs. thousands) - [As per cost auditor's certificate - para 3(g)]

A. Export commitments 522855.51 B. Actual exports towards export commitment 472576.20

IV. *Standard and actual consumption per unit (for the product or activity under reference)

S.No.	Particulars	Unit (specify)	Standard (Quantity/ unit)	Actuals (Quantity/ unit) Current year	Previous year
	Consumption of input materials per unit [Annexure 5(B)] - Specify details of major input materials, components				
1.	C2C3 IN GCU	MT	0.90	1.02	0.72
2.	VCM IN PVC	MT	1.00	1.00	1.01
3.	ETHYLENE IN HDPE	MT	1.01	1.00	1.01
4.	ETHYLENE IN EOE	MT	0.79	0.81	0.80
5.	ETHYLENE IN EDC	MT	0.29	0.29	0.29
	Consumption of power, fuel and utilities per unit [Annexure 7(B)]				
1.	POWER IN GCU	MWH	0.06	0.07	0.07
2.	STEAM IN GCU	MT	1.03	0.88	0.98
3.	COOLING WATER IN GCU	000M3	0.28	0.23	0.22
4.	COMPRESSED AIR IN GCU	000M3	0.05	0.05	0.04
5.	NITEROGEN IN GCU	000NM3	0.02	0.04	0.04

V. *Key information from Cost Audit Report (for the product or activity under reference)

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
1.	Total employee costs	8B.6	Rs. in thousands	179014.00	141064.00
2.	Total repairs and maintenance	9.5	Rs. in thousands	246463.00	124097.00
3.	Depreciation absorbed	10.5	Rs. in thousands	2769419.00	2805798.00
4.	Total overheads	12 (1 to 4)	Rs. in thousands	2174228.00	1741043.00
5.	Total research and development expenses	13.5	Rs. in thousands	34609.00	33314.00
6.	Total royalty and technical know how charges	14.5	Rs. in thousands	0.00	0.00
7.	Total quality control expenses	15.6	Rs. in thousands	22140.00	15670.00
8.	Total pollution control expenses	16.6	Rs. in thousands	45746.00	58496.00
9.	Total abnormal non-recurring costs	17	Rs. in thousands	0.00	0.00
10.	Total closing stock	18.(A).e2	Rs. in thousands	2265971.00	1709076.00
11.	Total value of non-moving stock	18.(A).e3	Rs. in thousands	97584.00	139800.00
12.	Non-moving stock to closing stock	18.(A).e4	Percentage	4.31	8.18
13.	Total written off stock	18.(B).5	Rs. in thousands	0.00	0.00
14.	Total value of inventory as per cost accounts	19.(A).10	Rs. in thousands	2533135.00	1821544.00
15.	Total value of inventory as per financial accounts	19.(A).11	Rs. in thousands	2265970.00	1709076.00
16.	Estimated demand of the product in the country	22.2		3687730.00	2860325.00
17.	Total production in the country	22.3		3606769.00	3088374.00
18.	Quantities imported in the country	22.4		618411.00	198300.00
19.	Percentage share of the company in total inland production	22.6	Percentage	30.00	27.00
20.	Net sales (excluding excise duty)	23.3	Rs. in thousands	25821618.00	24641488.00
21.	Adjustments in stocks	23.4	Rs. in thousands	543827.00	-121636.00
22.	Cost of bought out materials and services	23.5	Rs. in thousands	11906478.00	13089886.00
23.	Value added	23.6	Rs. in thousands	5975386.00	7907150.00
24.	Capital employed (for the product)	24.1	Rs. in thousands	32332720.00	38049639.00
25.	Net worth (for the product)	24.2	Rs. in thousands	0.00	0.00

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
26.	Profit or Loss for the product	24.3	Rs. in thousands	2934646.00	4790910.00
27.	Operating expenses as a percentage of net sales (for the product)				
(a).	Material cost	24.5a	Percentage	45.71	53.12
(b).	Factory overheads	24.5b	Percentage	3.67	2.90
(c).	Royalty on production	24.5c	Percentage	0.00	0.00
(d).	Salaries and wages	24.5d	Percentage	2.17	2.78
(e).	Research and development expenses	24.5e	Percentage	0.13	0.14
(f).	Quality control	24.5f	Percentage	0.12	0.06
(g).	Administrative overheads	24.5g	Percentage	1.84	0.78
(h).	Selling and distribution	24.5h	Percentage	4.75	3.17
(i).	Interest	24.5i	Percentage	0.00	4.40
28.	Profit or Loss as a percentage of capital employed	24.6	Percentage	9.08	12.59
29.	Profit or Loss as a percentage of net worth	24.7	Percentage	0.00	0.00
30.	Profit or Loss as a percentage of net sales	24.8	Percentage	11.34	19.44
31.	Value addition as a percentage of net sale	24.10	Percentage	23.09	32.09
32.	Excise duty (ED) payable	27.D.1	Rs. in thousands	4227540.00	4719436.00
33.	ED paid through cenvat - inputs	27.D.2.a	Rs. in thousands	1834656.48	2119331.00
34.	ED paid though cenvat - capital goods	27.D.2.b	Rs. in thousands	92771.00	100340.00
35.	Personal Ledger Account (PLA)	27.D.2.c	Rs. in thousands	2300112.52	2499765.00
36.	Total	27.D.2	Rs. in thousands	4227540.00	4719436.00

VI. *Margin per unit of output (for the product or activity under reference) - Annexure 21

S. No	Particulars	Current Year			Previous Year		
		Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs/ unit)	Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs./ unit)
	Purchased goods ◯ Yes ⦿ No If yes, specify details of major products						
1.							
2.							
	Loan license basis ◯ Yes ⦿ No If yes, specify details of major product						
2.							
	Own manufactured ⦿ Yes ◯ No If yes, specify details of major product						
1.	EDC Other than DE & R	22541.05	9001.58	-13539.47	0.00	0.00	0.00
2.	HDPE Other than DE &	42734.89	51676.32	8941.43	44719.00	45159.00	440.00
3.	PVC Other than DE & R	37411.53	39601.24	2189.71	39941.00	43413.00	3472.00
4.	MEG Other than DE & R	29118.87	44395.57	15276.70	29033.00	42806.00	13773.00
5.	CS LYE Other than DE &	13627.36	11785.63	-1841.73	0.00	0.00	0.00

Attachments

1. *Cost audit report as per the Cost Audit (Report) Rules, 2001 [Attach]
2. Optional attachment(s) - if any [Attach]

List of attachments

FORM II THE COST AUDIT REPORT_GC_(
Annexure and Proformae_05-06.pdf
Notes.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in the form and its attachments is correct and complete.

We have been authorised by the board of directors' resolution dated * 17/10/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)


Shashikala L Rao

Director of the company


Sandesh Kumar J Anand

Cost auditor


Satyam Mallikarjunarao

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] [Submit to BO]

Document No 23

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN : A07690514 **Service Request Date :** 22-12-2006

Received From:

Name	:	Shashikala Lakshmana Rao
Address	:	D-1003, Phase I, Lake Florence, Lake Homes, Powai Vihar, Powai Mumbai,Maharashtra INDIA - 400076

Name & Address of the company

Name	:	INDIAN PETROCHEMICALS CORPORATION LIMITED
CIN	:	L23200GJ1969PLC001569

Full Particulars of eFiling	Amount
Service Description	**Rs.**
Fee For FormCAR	Nil

FORM I

Form for filing cost audit report and other documents with the Central Government

[Pursuant to section 233B(4), 600(3)(b) of the Companies Act, 1956 and rule 2(c) and rule 4 of the Cost Audit (Report) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

I. General information of the company

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. **Cost audit report (CAR) pertains to:**

(a). *Name of the industry: Polyester

(b). *Product or activities: Manufacture of Polyester Staple Fibre

(c). Central excise tariff chapter heading: 55

(d). *Name and location of the unit: Indian Petrochemicals Corporation Ltd Barabanki Complex

(e). *State where unit is located: Uttar Pradesh-UP

(f). *Financial year From 01/04/2005 (DD/MM/YYYY) To 31/03/2006 (DD/MM/YYYY)

4. *Location of other sites manufacturing or producing or processing or mining the product or carrying out the activity under reference (refer CAR annexure 1.5)

IPCL-BC,IPCL-NC, IPCL-GC,IPCL-Nagpur,IPCL- Allahabad,IPCL-Hoshiarpur,IPCL-Silvassa,IPCL-Dhenkanal

5(a). *Income-tax permanent account number (PAN) of cost auditor: AABFK0740J

(b). *Name of the cost auditor or firm: K G Goyal

(c). *Membership number of cost auditor: 2719

6. *Cost audit order number: 52/223/CAB/2006 dated 26/09/2006 (DD/MM/YYYY)

7. *Service request number (SRN) of relevant Form 23C seeking approval of appointment of the cost auditor: Z99999997 dated 25/07/2005 (DD/MM/YYYY)

8. *Whether the cost audit report has been qualified or contains adverse remarks ○ Yes ⦿ No

9. *Whether there is any transaction with the related parties during the period to which the cost audit report pertains ○ Yes ⦿ No

II. *Quantitative information (for the product or activity under reference)

Unit of measurement (UoM) MT

S.No.	Particulars	CAR annexure reference	Current year	Previous year
1.	Total available capacity	4.3	40000.00	40000.00
2.	Total production quantity	4.5	37174.00	30116.00
3.	Capacity utilisation percentage	4.7	93.00	75.00
4.	Total available quantity	4.9	38363.00	30752.00
5.	Quantity captively consumed	4.10	0.00	0.00
6.	Quantity sold (domestic)	4.11 (a+b)	35364.00	29563.00
7.	Quantity sold (exports)	4.11 (c+d+e)	0.00	0.00
8.	Closing stock (finished goods)	4.12	2999.00	1189.00

III. Export commitments (amount in Rs. thousands) - [As per cost auditor's certificate - para 3(g)]

A. Export commitments .00 B. Actual exports towards export commitment .00

IV. *Standard and actual consumption per unit (for the product or activity under reference)

S.No.	Particulars	Unit (specify)	Standard (Quantity/ unit)	Actuals (Quantity/ unit)	
				Current year	Previous year
	Consumption of input materials per unit [Annexure 5(B)] - Specify details of major input materials, components				
1.	PTA / PSF	MT	0.88	0.89	0.90
2.	MEG / PSF	MT	0.36	0.36	0.37
3.	PET FLAKES/PSF	MT	1.08	0.78	0.35
4.	SD CHIPS/PSF	MT	1.01	0.36	0.74
5.	MB CHIPS/PSF	MT	0.11	0.01	0.07
	Consumption of power, fuel and utilities per unit [Annexure 7(B)]				
1.	POWER / PSF	KWH	618.00	656.00	642.00
2.	FUEL OIL / PSF	MT	0.23	0.22	0.24
3.					
4.					
5.					

V. *Key information from Cost Audit Report (for the product or activity under reference)

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
1.	Total employee costs	8B.6	Rs. in thousands	88557.00	80196.00
2.	Total repairs and maintenance	9.5	Rs. in thousands	4350.00	6048.00
3.	Depreciation absorbed	10.5	Rs. in thousands	39475.00	28666.00
4.	Total overheads	12 (1 to 4)	Rs. in thousands	129574.00	96434.00
5.	Total research and development expenses	13.5	Rs. in thousands	0.00	0.00
6.	Total royalty and technical know how charges	14.5	Rs. in thousands	0.00	0.00
7.	Total quality control expenses	15.6	Rs. in thousands	0.00	0.00
8.	Total pollution control expenses	16.6	Rs. in thousands	3575.00	3123.00
9.	Total abnormal non-recurring costs	17	Rs. in thousands	0.00	0.00
10.	Total closing stock	18.(A).e2	Rs. in thousands	406753.00	325211.00
11.	Total value of non-moving stock	18.(A).e3	Rs. in thousands	10738.00	14909.00
12.	Non-moving stock to closing stock	18.(A).e4	Percentage	2.64	4.58
13.	Total written off stock	18.(B).5	Rs. in thousands	149.00	3533.00
14.	Total value of inventory as per cost accounts	19.(A).10	Rs. in thousands	406753.00	325211.00
15.	Total value of inventory as per financial accounts	19.(A).11	Rs. in thousands	406753.00	325211.00
16.	Estimated demand of the product in the country	22.2		0.00	0.00
17.	Total production in the country	22.3		0.00	0.00
18.	Quantities imported in the country	22.4		0.00	0.00
19.	Percentage share of the company in total inland production	22.6	Percentage	0.00	0.00
20.	Net sales (excluding excise duty)	23.3	Rs. in thousands	2365793.00	2142007.00
21.	Adjustments in stocks	23.4	Rs. in thousands	95517.00	53370.00
22.	Cost of bought out materials and services	23.5	Rs. in thousands	1829927.00	1815335.00
23.	Value added	23.6	Rs. in thousands	643043.00	386818.00
24.	Capital employed (for the product)	24.1	Rs. in thousands	650397.00	729578.00
25.	Net worth (for the product)	24.2	Rs. in thousands	394557.00	243666.00

S.No.	Particulars	CAR annexure reference	Unit (specify)	Current year	Previous year
26.	Profit or Loss for the product	24.3	Rs. in thousands	16035538.00	-171290.00
27.	Operating expenses as a percentage of net sales (for the product)				
(a).	Material cost	24.5a	Percentage	1.69	84.75
(b).	Factory overheads	24.5b	Percentage	0.04	1.54
(c).	Royalty on production	24.5c	Percentage	0.00	0.00
(d).	Salaries and wages	24.5d	Percentage	0.08	3.74
(e).	Research and development expenses	24.5e	Percentage	0.00	0.00
(f).	Quality control	24.5f	Percentage	0.00	0.15
(g).	Administrative overheads	24.5g	Percentage	0.03	1.34
(h).	Selling and distribution	24.5h	Percentage	0.05	1.72
(i).	Interest	24.5i	Percentage	0.01	0.38
28.	Profit or Loss as a percentage of capital employed	24.6	Percentage	24.65	-23.48
29.	Profit or Loss as a percentage of net worth	24.7	Percentage	40.64	-70.30
30.	Profit or Loss as a percentage of net sales	24.8	Percentage	14.84	-8.00
31.	Value addition as a percentage of net sale	24.10	Percentage	0.58	-0.18
32.	Excise duty (ED) payable	27.D.1	Rs. in thousands	340498.00	256151.00
33.	ED paid through cenvat - inputs	27.D.2.a	Rs. in thousands	333662.00	244711.00
34.	ED paid though cenvat - capital goods	27.D.2.b	Rs. in thousands	6867.00	9540.00
35.	Personal Ledger Account (PLA)	27.D.2.c	Rs. in thousands	0.00	1900.00
36.	Total	27.D.2	Rs. in thousands	340529.00	256151.00

VI. *Margin per unit of output (for the product or activity under reference) - Annexure 21

S. No.	Particulars	Current Year			Previous Year		
		Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs/ unit)	Cost of sales (Rs./ unit)	Sales realisation (Rs./ unit)	Margin (Rs./ unit)
	Purchased goods ○ Yes ⦿ No If yes, specify details of major products						
1.							
2.							
	Loan license basis ○ Yes ⦿ No If yes, specify details of major product						
2.							
	Own manufactured ⦿ Yes ○ No If yes, specify details of major product						
1.	DDB PSF	61995.41	65485.17	3489.76	74477.09	72908.50	-1568.59
2.	DDB / SD PSF	70273.29	58902.16	-11371.13	86897.13	73905.62	-12991.51
3.							
4.							
5.							

Attachments

1. *Cost audit report as per the Cost Audit (Report) Rules, 2001 [Attach]
2. Optional attachment(s) - if any [Attach]

List of attachments

FORMI CAR 05 06-(A).pdf
FORMI CAR 05 06.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in the form and its attachments is correct and complete.

We have been authorised by the board of directors' resolution dated * 17/10/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company) — Shashikala L Rao

Director of the company — Sandesh Kumar J Anand

Cost auditor — Kishan Gopal Goyal

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] [Submit to BO]

Document No 24

FORM 1

Statement of amounts credited to investor education and protection fund

[Pursuant to rule 3 of the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Date of payment of amount to the fund: 13/12/2006 (DD/MM/YYYY)

4.* Mode of payment

○ Cash ◉ Demand draft

5. Details of the amount credited to the fund

(a) Amount in the unpaid dividend accounts of companies (in Rs.)

(b) The application money received by companies for allotment of any securities and due for refund (in Rs.)

(c) Matured deposits with companies (in Rs.) 0.00

(d) Matured debentures with companies (in Rs.)

(e) Interest accrued on the amounts referred to in clause (a) to (d) above

(i) Unpaid dividend (in Rs.)

(ii) Application money due for refund (in Rs.)

(iii) Matured deposit with companies (in Rs.) 7,107.00

(iv) Matured debentures with companies (in Rs.)

(f) Grants and donation (in Rs.)

6. Financial year(s) to which the amount(s) relates

November 1999

7. Details of filing Form 1 under section 205A(6) and 205A(7) of the Companies Act, 1956

Attachments

1.* Copy of challan evidencing deposit of the amount to the fund [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

IPCL Challan 13.12.2006.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company Shashikala L Rao

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice) or statutory auditor

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

12-12-06

Challan No. 1391 / 12.12.06

Receipt No. & Date

C

Challan of Cash/Cheque Paid into : **Punjab National Bank, at Ahmedabad**

To be filled in by the remitter				To be filled in by the Departmental Officer of the Bank or the Treasury		
By whom tendered	Name or designation and address of the person on whom behalf money is paid	Full particulars of the remittance and/or authority (if any)	Amount (Rs.)	Head of Account	Accounts Officer by whom adjustable	Order to the Bank
Indian Petrochemicals Corporation Ltd. PO: Petro-chemicals Dist. Vadodara Gujarat	Sandipan Sengupta, Vice President, IPCL, Dist. Vadodara Gujarat	The amount in respect of unclaimed Interest on matured fixed deposits. The amount relates to the period November; 1999.	7107/-	Major Head – 0075 Miscellaneous General Services Minor Head – 104 Sub-Head (c)	Pay & Accounts Officer, Department of Company Affairs.	Date Correct Receive and grant receipt (Signature of the Officer ordering the money to be paid in.)
Total			7107/-	To be used only in the case of remittances to the Bank through Departmental Officer or the Treasury Officer		
Received payment (in words) Rupees Seven thousand One hundred Seven only)						

Sandipan Sengupta
Vice President

Date

Treasurer/Cashier

Accountant

PUNJAB NATIONAL BANK
आश्रम रोड, अहमदाबाद
Ashram Road Ahmedabad
12 DEC
समाशोधन/CLEARING

Assistant Registrar of Companies
Gujarat
Treasury Officer

NOTES : 1. In the case of payments at the Treasury, receipts for sum less than Rs. 500 do not require the signature of the Treasury Officer, but only the Accountant and the Treasurer. Receipts for cash and cheques paid for service postage stamp should be given in form T.R.5.

2. Particulars of money tendered should be given below.

3. In the case where direct credits at the Bank are permissible, the column "Head of Account" will be filled in by the Treasury Officer or th Accountant – General as the case may be, on receipt of the Bank's Daily Sheet.

Particulars	**Amount**	
	Rs.	**Ps.**
Coin	---	---
Notes (with details)	---	---
Cheques (with details) : DD No.747681 dated 06/12/2006 Payable at AHMEDABAD	7107/--	---
Total Rs.	7107/--	---

For Indian Petrochemicals Corporation Limited

Sandipan Sengupta
Vice President

INDIAN PETROCHEMICALS CORPORATION LIMITED

TRANSFER TO INVESTOR EDUCATION & PROTECTION FUND

LIST OF UNCLAIMED INTEREST WARRANT MORE THAN 7 YEARS

SR. NO.	LFNO	NAME OF BOND HOLDER	I/W NO.	DATE	AMOUNT(RS)
1	57105	VINUBHAI CHHHITABHAI PARMAR	9911064	27/11/1999	1086.00
2	62105	KANYA VIDYALAYA TRUST	9912099	27/11/1999	4935.00
3	57104	KISHORBHAI CHHITABHAI PARMAR	9911063	27/11/1999	1086.00
				TOTAL	7107.00

Verified & found correct

FOR K. C. MEHTA & CO.

PARTNER

VISHAL P. MEHTA
M. No. 101533
5/12/2006

K. C. MEHTA & CO. CHARTERED ACCOUNTANTS VADODARA

Bhagirath Solanki
General Manager (Finance)
Indian Petrochemicals Corpn. Ltd
PO: Petrochemicals-391345, Dist. Baroda

Document No 25 (a)

RECEIVED

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN	:	A05699459	**Service Request Date :** 08-11-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

CIN : L23200GJ1969PLC001569

Full Particulars of eFiling	**Amount**
Service Description	**Rs.**
Fee For Form1INV	Nil

FORM 1

Statement of amounts credited to investor education and protection fund

[Pursuant to rule 3 of the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 — Pre - Fill

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Date of payment of amount to the fund: 07/11/2006 (DD/MM/YYYY)

4.* Mode of payment

○ Cash ◉ Demand draft

5. Details of the amount credited to the fund

(a) Amount in the unpaid dividend accounts of companies (in Rs.)

(b) The application money received by companies for allotment of any securities and due for refund (in Rs.)

(c) Matured deposits with companies (in Rs.)

(d) Matured debentures with companies (in Rs.) 0.00

(e) Interest accrued on the amounts referred to in clause (a) to (d) above

(i) Unpaid dividend (in Rs.)

(ii) Application money due for refund (in Rs.)

(iii) Matured deposit with companies (in Rs.)

(iv) Matured debentures with companies (in Rs.) 2,130.00

(f) Grants and donation (in Rs.)

6. Financial year(s) to which the amount(s) relates

October 1999

7. Details of filing Form 1 under section 205A(6) and 205A(7) of the Companies Act, 1956

Attachments

1.* Copy of challan evidencing deposit of the amount to the fund [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

IPCL-challan-7-11-06-int.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company Shashikala L Rao

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice) or statutory auditor

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document No 25 (b)

Challan No. 1351 / 6.11.06

Receipt No. & Date

C

Challan of Cash/Cheque Paid into : Punjab National Bank, at Ahmedabad

To be filled in by the remitter				To be filled in by the Departmental Officer of the Bank or the Treasury		
By whom tendered	Name or designation and address of the person on whom behalf money is paid	Full particulars of the remittance and/or authority (if any)	Amount (Rs.)	Head of Account	Accounts Officer by whom adjustable	Order to the Bank
Indian Petrochemicals Corporation Ltd. PO: Petro-chemicals Dist. Vadodara Gujarat	Bhagirath Solanki, General Manager, IPCL; Dist. Vadodara Gujarat	The amount in respect of unclaimed Interest 16.5% H Series Bond . The amount relates to the period October; 1999.	2130/-	Major Head – 0075 Miscellaneous General Services Minor Head – 104 Sub-Head (e)	Pay & Accounts Officer, Department of Company Affairs.	Date Correct Receive and grant receipt (Signature of the Officer ordering the money to be paid in.)
Total			2130/-	To be used only in the case of remittances to the Bank through Departmental Officer or the Treasury Officer		
Received payment (in words) Rupees Two thousand One hundred Thirty only)						

Bhagirath Solanki
General Manager

Treasurer/Cashier

Accountant

Punjab National Bank, Ashram Road, Ahmedabad
Date 7 NOV 2006
CLEARING

Assistant Registrar of Companies
Gujarat
Treasury Officer

Asstt Registrar of Companies
Gujarat.

NOTES : 1. In the case of payments at the Treasury, receipts for sum less than Rs. 500 do not require the signature of the Treasury Officer, but only the Accountant and the Treasurer. Receipts for cash and cheques paid for service postage stamp should be given in form T.R.5.

2. Particulars of money tendered should be given below.

3. In the case where direct credits at the Bank are permissible, the column "Head of Account" will be filled in by the Treasury Officer or the Accountant – General as the case may be, on receipt of the Bank's Daily Sheet.

Particulars	Amount	
	Rs.	Ps.
Coin	---	---
Notes (with details)	---	---
Cheques (with details) : DD No.747417 dated 02/11/2006 Payable at AHMEDABAD	2130/--	---
Total Rs.	2130/--	---

For Indian Petrochemicals Corporation Limited

Bhagirath Solanki
General Manager

Document No26 (a)

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN	: A05699319	Service Request Date : 08-11-2006

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

CIN : L23200GJ1969PLC001569

Full Particulars of eFiling	Amount
Service Description	**Rs.**
Fee For Form1INV	Nil

FORM 1

[Pursuant to rule 3 of the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001]

Statement of amounts credited to investor education and protection fund

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 | Pre - Fill

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Date of payment of amount to the fund: 07/11/2006 (DD/MM/YYYY)

4.* Mode of payment

○ Cash ⦿ Demand draft

5. Details of the amount credited to the fund

(a) Amount in the unpaid dividend accounts of companies (in Rs.)

(b) The application money received by companies for allotment of any securities and due for refund (in Rs.)

(c) Matured deposits with companies (in Rs.)

(d) Matured debentures with companies (in Rs.) 50,000.00

(e) Interest accrued on the amounts referred to in clause (a) to (d) above

(i) Unpaid dividend (in Rs.)

(ii) Application money due for refund (in Rs.)

(iii) Matured deposit with companies (in Rs.)

(iv) Matured debentures with companies (in Rs.)

(f) Grants and donation (in Rs.)

6. Financial year(s) to which the amount(s) relates

October 1999

7. Details of filing Form 1 under section 205A(6) and 205A(7) of the Companies Act, 1956

Attachments

1.* Copy of challan evidencing deposit of the amount to the fund [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

IPCL-challan-7-11-06.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice) or statutory auditor

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document 26 (b)

Challan No. 1350 / 6.11.06

Receipt No. & Date C

Challan of Cash/Cheque Paid into : Punjab National Bank, at Ahmedabad

To be filled in by the remitter				To be filled in by the Departmental Officer of the Bank or the Treasury		
By whom tendered	Name or designation and address of the person on whom behalf money is paid	Full particulars of the remittance and/or authority (if any)	Amount (Rs.)	Head of Account	Accounts Officer by whom adjustable	Order to the Bank
Indian Petrochemicals Corporation Ltd. PO: Petro-chemicals Dist. Vadodara Gujarat	Bhagirath Solanki, General Manager, IPCL, Dist. Vadodara Gujarat	The amount in respect of unclaimed Bond 16.5% H Series. The amount relates to the period October; 1999.	50000/-	Major Head – 0075 Miscellaneous General Services Minor Head – 104 Sub-Head (D)	Pay & Accounts Officer, Department of Company Affairs.	Date Correct Receive and grant receipt (Signature of the Officer ordering the money to be paid in.)
Total			50000/-	To be used only in the case of remittances to the Bank through Departmental Officer or the Treasury Officer		
Received payment (in words) Rupees Fifty thousand only)						

Bhagirath Solanki
General Manager

Treasurer/Cashier

Accountant

Date

Assistant Registrar of Companies
Gujarat
Treasury Officer

PUNJAB NATIONAL BANK
Ashram Rd. Ahmedabad
- 7 NOV 2006
समाशोधन/CLEARING

Asstt Registrar of Companies
Gujarat

NOTES : 1. In the case of payments at the Treasury, receipts for sum less than Rs. 500 do not require the signature of the Treasury Officer, but only the Accountant and the Treasurer. Receipts for cash and cheques paid for service postage stamp should be given in form T.R.5.

2. Particulars of money tendered should be given below.

3. In the case where direct credits at the Bank are permissible, the column "Head of Account" will be filled in by the Treasury Officer or the Accountant – General as the case may be, on receipt of the Bank's Daily Sheet.

Particulars	Amount	
	Rs.	Ps.
Coin	---	---
Notes (with details)	---	---
Cheques (with details) : DD No.747418 dated 02/11/2006 Payable at AHMEDABAD	50000/--	---
Total Rs.	50000/--	---

For Indian Petrochemicals Corporation Limited

[signature]

Bhagirath Solanki
General Manager

Document No 27 (u)

MINISTRY OF COMPANY AFFAIRS
ACKNOWLEDGEMENT FORM

SRN	: A05466875	Service Request Date : 31-10-2006
Received From:		
Name	: Shashikala Lakshmana Rao	
Address	: D-1003, Phase I, Lake Florence, Lake Homes, Powai Vihar, Powai Mumbai,Maharashtra INDIA - 400076	
Name & Address of the company		
Name	: INDIAN PETROCHEMICALS CORPORATION LIMITED	
CIN	: L23200GJ1969PLC001569	

F" Particulars of eFiling	Amount
Service Description	Rs.
Fee For Form1INV	Nil

FORM 1

Statement of amounts credited to investor education and protection fund

[Pursuant to rule 3 of the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Date of payment of amount to the fund: 31/10/2006 (DD/MM/YYYY)

4.* Mode of payment

○ Cash ◉ Demand draft

5. Details of the amount credited to the fund

(a) Amount in the unpaid dividend accounts of companies (in Rs.):

(b) The application money received by companies for allotment of any securities and due for refund (in Rs.):

(c) Matured deposits with companies (in Rs.):

(d) Matured debentures with companies (in Rs.): 0.00

(e) Interest accrued on the amounts referred to in clause (a) to (d) above

(i) Unpaid dividend (in Rs.):

(ii) Application money due for refund (in Rs.):

(iii) Matured deposit with companies (in Rs.):

(iv) Matured debentures with companies (in Rs.): 15,180.00

(f) Grants and donation (in Rs.):

6. Financial year(s) to which the amount(s) relates

1999

7. Details of filing Form 1 under section 205A(6) and 205A(7) of the Companies Act, 1956

Attachments

1.* Copy of challan evidencing deposit of the amount to the fund [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

IPCL-challan-31-10-06.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company Shashikala L Rao

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice) or statutory auditor

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Document No 27(b)

Challan No. 1339
31-10-06

Receipt No. & Date

Challan of Cash/Cheque Paid into : Punjab National Bank, at Ahmedabad

To be filled in by the remitter				To be filled in by the Departmental Officer of the Bank or the Treasury		
By whom tendered	Name or designation and address of the person on whom behalf money is paid	Full particulars of the remittance and/or authority (if any)	Amount (Rs.)	Head of Account	Accounts Officer by whom adjustable	Order to the Bank
Indian Petrochemicals Corporation Ltd. PO: Petro-chemicals Dist. Vadodara Gujarat	Bhagirath Solanki, General Manager, IPCL, Dist. Vadodara Gujarat	The amount in respect of unclaimed Interest 16.5% H Series Bond. The amount relates to the period October; 1999.	15180/-	Major Head – 0075 Miscellaneous General Services Minor Head – 104 Sub-Head (c)	Pay & Accounts Officer, Department of Company Affairs.	Date Correct Receive and grant receipt (Signature of the Officer ordering the money to be paid in.)
Total			15180/-	To be used only in the case of remittances to the Bank through Departmental Officer or the Treasury Officer		
Received payment (in words) Rupees Fifteen thousand One hundred Eighty only)						

Bhagirath Solanki
General Manager

Treasurer/Cashier — Accountant — Date

Assistant Registrar of Companies
Gujarat
Treasury Officer

Asstt. Registrar of Companies
Gujarat

PUNJAB NATIONAL BANK
आश्रम रोड, अहमदाबाद
Ashram Road Ahmedabad
NOV 2006
समाशोधन CLEARING

NOTES : 1. In the case of payments at the Treasury, receipts for sum less than Rs. 500 do not require the signature of the Treasury Officer, but only the Accountant and the Treasurer. Receipts for cash and cheques paid for service postage stamp should be given in form F.R.5.

2. Particulars of money tendered should be given below.

3. In the case where direct credits at the Bank are permissible, the column "Head of Account" will be filled in by the Treasury Officer or the Accountant – General as the case may be, on receipt of the Bank's Daily Sheet.

Particulars	Amount	
	Rs.	Ps.
Coin	---	---
Notes (with details)	---	---
Cheques (with details) : DD No.747352 dated 30/10/2006 Payable at AHMEDABAD	15180/--	---
Total Rs.	15180/--	---

For Indian Petrochemicals Corporation Limited

Bhagirath Solanki
General Manager

Document No 28

FORM 1

Statement of amounts credited to investor education and protection fund

[Pursuant to rule 3 of the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Date of payment of amount to the fund: 12/10/2006 (DD/MM/YYYY)

4.* Mode of payment

○ Cash ◉ Demand draft

5. Details of the amount credited to the fund

(a) Amount in the unpaid dividend accounts of companies (in Rs.)

(b) The application money received by companies for allotment of any securities and due for refund (in Rs.)

(c) Matured deposits with companies (in Rs.) 0.00

(d) Matured debentures with companies (in Rs.)

(e) Interest accrued on the amounts referred to in clause (a) to (d) above

(i) Unpaid dividend (in Rs.)

(ii) Application money due for refund (in Rs.)

(iii) Matured deposit with companies (in Rs.) 31,893.00

(iv) Matured debentures with companies (in Rs.)

(f) Grants and donation (in Rs.)

6. Financial year(s) to which the amount(s) relates

1999

7. Details of filing Form 1 under section 205A(6) and 205A(7) of the Companies Act, 1956

Attachments

1.* Copy of challan evidencing deposit of the amount to the fund — Attach

2. Optional attachment(s) - if any — Attach

List of attachments

IPCL-challan-12-10-06.pdf

Remove attachment

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company — Shashikala L Rao

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice) or statutory auditor

Modify | Check Form | Prescrutiny | Submit

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer — Submit to BO

Challan No. 1302 / 11.10.06

Receipt No. & Date

C

Challan of Cash/Cheque Paid into : Punjab National Bank, at Ahmedabad

To be filled in by the remitter				To be filled in by the Departmental Officer of the Bank or the Treasury		
By whom tendered	Name or designation and address of the person on whom behalf money is paid	Full particulars of the remittance and/or authority (if any)	Amount (Rs.)	Head of Account	Accounts Officer by whom adjustable	Order to the Bank
Indian Petrochemicals Corporation Ltd. PO: Petro-chemicals Dist. Vadodara Gujarat	Sandipan Sengupta Vice President, IPCL, Dist. Vadodara Gujarat	The amount in respect of unclaimed interest on matured fixed deposits. The amount relates to the period October; 1999.	31893/-	Major Head – 0075 Miscellaneous General Services Minor Head – 104 Sub-Head (c)	Pay & Accounts Officer, Department of Company Affairs.	Date Correct Receive and grant receipt (Signature of the Officer ordering the money to be paid in.)
		Total	31893/-	To be used only in the case of remittances to the Bank through Departmental Officer or the Treasury Officer		
Received payment (in words) Rupees Thirty-one thousand Eight hundred Ninety-three only)						

PUNJAB NATIONAL BANK
आश्रम रोड, अहमदाबाद
Ashram Road Ahmedabad
12 OCT 2006
समाशोधन/CLEARING

S. Sengupta
Sandipan Sengupta
Vice President

Assistant Registrar of Companies
Gujarat
Treasury Officer

Registrar of Companies Gujarat

Treasurer/Cashier

Accountant

Date

NOTES : 1. In the case of payments at the Treasury, receipts for sum less than Rs. 500 do not require the signature of the Treasury Officer, but only the Accountant and the Treasurer. Receipts for cash and cheques paid for service postage stamp should be given in form T.R.5.

2. Particulars of money tendered should be given below.

3. In the case where direct credits at the Bank are permissible, the column "Head of Account" will be filled in by the Treasury Officer or the Accountant – General as the case may be, on receipt of the Bank's Daily Sheet.

Particulars	Amount	
	Rs.	Ps.
Coin	---	---
Notes (with details)	---	---
Cheques (with details) : DD No. 747159 dated 04/10/2006 Payable at AHMEDABAD	31893/--	---
Total Rs.	31893/--	---

For Indian Petrochemicals Corporation Limited

S. Sengupta

Sandipan Sengupta
Vice President

INDIAN PETROCHEMICALS CORPORATION LIMITED

TRANSFER TO INVESTOR EDUCATION & PROTECTION FUND

LIST OF UNCLAIMED INTEREST WARRANT MORE THAN 7 YEARS

SR. NO.	FDR NO.	NAME OF DEPOSIT HOLDER	I/W NO.	DATE	AMOUNT(RS)
1	60747	BHARTIYA KELVANI TRUST	9220098	01/10/1999	5293.00
2	60756	SHREE SARDAR PATEL SAMAJ	9220103	01/10/1999	8822.00
3	61108	BHARTIYA KELAVANI TRUST	9220305	01/10/1999	3529.00
4	61468	BHARTIYA KELAVANI TRUST	9220524	01/10/1999	3529.00
5	59051	SHRI SAMKIT ARADHANA TRUST	9210320	01/10/1999	3740.00
6	60370	DIVINE CHILD SEVA KENDRA	9211110	01/10/1999	3490.00
7	61252	DINESH KESHAVLAL ACHARYA	9211715	01/10/1999	3490.00
				TOTAL	31893.00

PRAVIN DOSHI & CO. • CHARTERED ACCOUNTANTS • BARODA

For PRAVIN DOSHI & CO.

Partner Mem. No 6370
29/09/2006

Bhagirath Solanki
General Manager (Finance)
Indian Petrochemicals Corpn. Ltd
PO: Petrochemicals-391346, Dist. Baroda

Document no 29

RECEIVED

FORM 1

Statement of amounts credited to investor education and protection fund

[Pursuant to rule 3 of the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Date of payment of amount to the fund: 13/10/2006 (DD/MM/YYYY)

4.* Mode of payment

○ Cash ◉ Demand draft

5. Details of the amount credited to the fund

(a) Amount in the unpaid dividend accounts of companies (in Rs.): 1,423,271.00

(b) The application money received by companies for allotment of any securities and due for refund (in Rs.):

(c) Matured deposits with companies (in Rs.):

(d) Matured debentures with companies (in Rs.):

(e) Interest accrued on the amounts referred to in clause (a) to (d) above

(i) Unpaid dividend (in Rs.):

(ii) Application money due for refund (in Rs.):

(iii) Matured deposit with companies (in Rs.):

(iv) Matured debentures with companies (in Rs.):

(f) Grants and donation (in Rs.):

6. Financial year(s) to which the amount(s) relates

1998-99

7. Details of filing Form 1 under section 205A(6) and 205A(7) of the Companies Act, 1956

Attachments

1.* Copy of challan evidencing deposit of the amount to the fund [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

IPCL-challan-13-10-06.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company Shashikala L Rao

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice) or statutory auditor

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Challan No. 1303 / 12.10.06

Receipt No. & Date

C

Challan of Cash/Cheque Paid into : Punjab National Bank, at Ahmedabad

To be filled in by the remitter				To be filled in by the Departmental Officer of the Bank or the Treasury		
By whom tendered	Name or designation and address of the person on whom behalf money is paid	Full particulars of the remittance and/or authority (if any)	Amount (Rs.)	Head of Account	Accounts Officer by whom adjustable	Order to the Bank
Indian Petrochemicals Corporation Ltd. PO: Petro-chemicals Dist. Vadodara Gujarat	Sandipan Sengupta Vice President, IPCL, Dist. Vadodara Gujarat	The amount in respect of unclaimed dividend for the year -98-99. The amount relates to the period 29th September; 1999.	1423271/-	Major Head – 0075 Miscellaneous General Services Minor Head – 104 Sub-Head (c)	Pay & Accounts Officer, Department of Company Affairs.	Date Correct Receive and grant receipt (Signature of the Officer ordering the money to be paid in.)
		Total	1423271/-	To be used only in the case of remittances to the Bank through Departmental Officer or the Treasury Officer		
Received payment (in words) Rupees Fourteen lac Tenty-three thousand Two hundred Seventy-one only)						

PUNJAB NATIONAL BANK
Ashram Road Ahmedabad

Sandipan Sengupta
Vice President

Assistant Registrar of Companies
Gujarat
Treasury Officer

Treasurer/Cashier | Accountant | Date

Registrar of Companies
Gujarat

NOTES : 1. In the case of payments at the Treasury, receipts for sum less than Rs. 500 do not require the signature of the Treasury Officer, but only the Accountant and the Treasurer. Receipts for cash and cheques paid for service postage stamp should be given in form T.R.5

2. Particulars of money tendered should be given below.

3. In the case where direct credits at the Bank are permissible, the column "Head of Account" will be filled in by the Treasury Officer or the Accountant – General as the case may be, on receipt of the Bank's Daily Sheet.

Particulars	**Amount**	
	Rs.	**Ps.**
Coin	---	---
Notes (with details)	---	---
Cheques (with details) : DD No. 123844 dated 11/10/2006 Payable at AHMEDABAD	1423271/--	---
Total Rs.	1423271/--	---

For Indian Petrochemicals Corporation Limited